24-10020

02039599

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SEC MAIL RECEIVED PROCESSING SECTION JUL 1 2 2002 WASH. D.C. 164

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

PROCESSED
JUL 1 6 2002
THOMSON FINANCIAL

JTH TAX, INC.
(Exact name of issuer as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)

4575 Bonney Road, Suite 1040 Virginia Beach, Virginia 23462 (757-493-8855)
(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

The Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware 19801 (302) 658-7581
(Name, address, including zip code, and telephone number, including area code, of agent for service)

541213	54-1828391
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

45249 2.DOC

PART I— NOTIFICATION

ITEM 1. Significant Parties

Names and business and residential addresses of certain significant persons:

(a) The Issuer's Directors:

Director	Business Address	Residential Address
John T. Hewitt	4575 Bonney Road, Ste. 1040 Virginia Beach, VA 23462	608 S. Atlantic Avenue Virginia Beach, VA 23451
George Robson	N/A	300 Caversham Road Bryn Mawr, PA 19010
Gary Golding	1420 Spring Hill Road, Ste. 420 McLean, VA 22102	12008 Creek Bend Drive Reston, VA 20194
Steven Lepkowski	8505 Forest Lane Dallas, TX 75243	3816 Pilot Drive Plano, TX 75025
Ross Longfield	N/A	12 St. John's Drive Far Hills, NJ 07931
James Davis	FAA Technical Center Atlantic City, NJ 08405	17 School House Drive Somers Point, NJ 08244
Steven Ibbotson	2748 – 37th Avenue N.E. Calgary Alberta T1Y 5L3	317 – 37th Avenue S.W. Calgary Alberta T2S 0V3

(b) The Issuer's Officers:

Name	Title	Home Address
John T. Hewitt	Chairman of the Board of Directors, Chief Executive Officer and President	608 S. Atlantic Avenue Virginia Beach, VA 23451
Martha O'Gorman	Vice President of Marketing	213-B 86th Street Virginia Beach, VA 23451
Donna Halligan	Vice President of Franchise Operations and Secretary	2575 Ocean Shore Avenue Virginia Beach VA 23451
Kathleen Curry	Vice President of Legal	13047 Ballard Drive Willis Wharf, VA 23486
Raymond A. Dunn, II	Vice President of Corporate Development	1626 Melrose Parkway Norfolk VA 23508
Charles N. Lovelace	Vice President of Franchise Development	1040 Wessex Lane Virginia Beach, VA 23464

Timothy J. Robinson	Chief Financial Officer	1992 Sandee Crescent Virginia Beach, VA 23454
Mark C. Johnson	Vice President of Area Development	5005 Ravenswood Road Virginia Beach, VA 23462

The Business Address of all of the Officers is 4575 Bonney Road, Suite 1040 Virginia Beach, Virginia 23462.

(c) The Issuer's General Partners:

None.

(d) Record Owners Of 5 Percent Or More Of Any Class Of The Issuer's Equity Securities:

Record Owner	Business Address	Residential Address
John T. Hewitt	4575 Bonney Road, Ste. 1040 Virginia Beach, VA 23462	608 S. Atlantic Avenue Virginia Beach, VA 23451
Scott Lake Holdings, Ltd.	2748 - 37th Avenue N.E. Calgary, Alberta T1Y 5L3	N/A
Edison Venture Fund	1420 Spring Hill Road Suite 420 McLean, VA 22102	N/A
Envest Ventures I, LLC	2101 Parks Ave. - Ste. 401 Virginia Beach, VA 23451	N/A

(e) Beneficial Owners Of 5 Percent Or More Of Any Class Of The Issuer's Equity Securities:

Beneficial Owner	Business Address	Residential Address
Gary Ibbotson	2748 - 37th Avenue N.E. Calgary, Alberta T1Y 5L3	Same

(f) Promoters Of The Issuer:

The Issuer was incorporated in 1996. At that time, the promoter was:

Promoter	Business Address	Residential Address
John T. Hewitt	4575 Bonney Road, Ste. 1040 Virginia Beach, Virginia 23462	608 S. Atlantic Avenue Virginia Beach, VA 23451

(g) Affiliates Of The Issuer:

Affiliate	Business Address	Residential Address
Liberty Tax Holding Company	4575 Bonney Road, Ste. 1040 Virginia Beach, VA 23462	N/A
Liberty Tax Service, Inc.	Clarica Centre - West Tower 3300 Bloor St. West, Ste. 780 Etobicoke, Ontario M8X 2X2	

(h) Counsel To The Issuer With Respect To The Proposed Offering:

Counsel	Business Address	Residential Address
James J. Wheaton	Troutman Sanders LLP 4425 Corporation Lane Suite 420 Virginia Beach, Virginia 23462	333 White Dogwood Dr Chesapeake, VA 23322

(i) Each Underwriter With Respect To The Proposed Offering:

None.

(j) The Underwriter's Directors:

None.

(k) The Underwriter's Officers:

None.

(l) The Underwriter's General Partners:

None.

(m) Counsel To The Underwriter:

None,

ITEM 2. Application of Rule 262

(a) None of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

(b) Not applicable.

ITEM 3. Affiliate Sales

No part of the proposed offering involves the resale of securities by affiliates of the issuer.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) Jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons:

None.

(b) Jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered:

The securities will be offered by an officer of the Issuer, Raymond A. Dunn, II ("Dunn"). He will not receive any remuneration, commission or bonus for the sale of the securities. Rather, he will simply receive the compensation he currently receives for performing his general duties as Vice President of Corporate Development, which is a position he has held since May 2000. The jurisdictions in which the Issuer is contemplating selling securities are:

California, Florida, Georgia, Illinois, Indiana, Iowa, Maryland, Massachusetts, Michigan, Minnesota, Missouri, New Jersey, New York, North Carolina, Ohio, Oklahoma, Pennsylvania, Rhode Island, Tennessee, Texas, Utah, Virginia, West Virginia and Wisconsin.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A, state:

(1) the name of such issuer;
(2) the title and amount of securities issued;
(3) the aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof: and
(4) the names and identities of the persons to whom the securities were issued:

On July 30, 2001, the Issuer granted to Envest Ventures I, LLC ("Envest") a warrant (the "Warrant") for 46,340 shares of Class A Common Stock of the Issuer (the "Shares"). Envest is a venture capital fund that was a holder of securities of the Issuer prior to the issuance of the Warrant. The Issuer granted the Warrant to Envest in conjunction with a secured loan made by Envest to the Issuer in the amount of $2,000,000. The basis for the grant was an arm's length negotiation between the Issuer and Envest.

On August 4, 2001, the Issuer issued 1,670 Shares as partial consideration for the repurchase of one of the Issuer's franchise stores. The aggregate value of the Shares issued in transaction was $41,750. The Shares were issued to Danny Hewitt. Danny Hewitt is the adult son of the President and Chief Executive Officer of the Issuer. Danny Hewitt resides in a different location than the President and Chief Executive Officer. The basis for computing the aggregate consideration was an arm's length negotiation between the parties.

On September 5, 2001, the Issuer issued 600 Shares as partial consideration for the repurchase of one of the Issuer's franchise stores by the Issuer. The aggregate value of the Shares issued in the transaction was $15,000. The Shares were issued to Dave Gieson. The basis for computing the aggregate consideration was an arm's length negotiation between the parties.

On September 7, 2001, the Issuer issued 5,000 Shares in exchange for an aggregate amount of $73,900. The Shares were issued to George Robson, who has been a member of the board of directors of the Issuer since 1999. The basis for computing the aggregate consideration was an agreement by George Robson to pay the same price per share as would be paid by DataTax, Inc. ("DataTax") in the transactions described below.

In October 2001, the Issuer issued 260,000 Shares and 10 shares of Special Voting Preferred Stock. In return, the Issuer received 40% of the issued and outstanding stock of Liberty Tax and $2,000,000. Due to the nature of the transaction, the Special Voting Preferred Stock has no intrinsic value, and was issued for share voting purposes only. The aggregate value of the transaction was $3,842,888. Contemporaneously with the issuance of the 260,000 Shares, the Issuer issued 42,700 Shares to Edison Venture Fund IV, L.P. ("Edison"). Edison is a venture capital fund and a shareholder of the Issuer prior to the purchase. Edison bought the shares pursuant to a preemptive rights agreement. The aggregate value of that transaction was $631,106. The basis for computing the aggregate consideration was an arm's length negotiation among the Issuer, Edison and DataTax.

On March 1, 2002, the Issuer issued 1,200 Shares as partial consideration for the repurchase of two of the Issuer's franchise territories by the Issuer. The aggregate value of the Shares issued in the transaction was $30,000. The Shares were issued to Danny Hewitt. The basis for computing the aggregate consideration was an arm's length negotiation between the parties.

On June 12, 2002, the Issuer issued 2,000 Shares as consideration for the repurchase of four of the Issuer's franchise territories. The aggregate value of the transaction was $80,000. The Shares were issued to Danny Hewitt. The basis for computing the aggregate consideration was an arm's length negotiation between the parties.

From January 2002 to July 2002, 5,610 options exerciseable for Shares issued to employees under an equity compensation plan were exercised by various employees. The exercise price for those options ranged from $10 to $21.15.

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a):

None.

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.

Except for the stock transfers arising out of the exercise of options, the Issuer relied on Section 4(2) of the Securities Act of 1933 (the "Act") for exemption from the registration requirements of the Act. In each instance, the stock purchaser was either an existing investor in the Issuer or a franchisee of the Issuer. Such parties were intimately familiar with the business operations of the Issuer.

In the case of stock transfers arising out of the exercise of options, the Issuer relied on Rule 701 of the Act. All of the options were issued and exercised pursuant to a written compensatory benefit plan or written compensation contract established by the Issuer for the participation of their employees, directors, officers, or consultants and advisors.

ITEM 6. Other Present or Proposed Offerings

Neither the issuer nor any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A.

ITEM 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above or to any selling securityholder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution:

None.

(2) To stabilize the market for any of the securities to be offered:

None.

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation:

None.

(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

None.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

No expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee.

ITEM 9. Use of a Solicitation of Interest Document

No publication such as the type authorized by Rule 254 was used prior to the filing of this notification.

PART II — OFFERING CIRCULAR

An offering statement pursuant to Regulation A relating to these securities has been filed with the Securities and Exchange Commission. Information contained in this Preliminary Offering Circular is subject to completion or amendment. These securities may not be sold nor may offers to buy be accepted prior to the time an offering circular which is not designated as a Preliminary Offering Circular is delivered and the offering statement filed with the Commission becomes qualified. This Preliminary Offering Circular shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the laws of any such state.

PRELIMINARY OFFERING CIRCULAR

JTH TAX, INC.

125,000 Shares Maximum/ No Minimum

Class A Common Stock
$40 per Share

4575 Bonney Road, Suite 1040
Virginia Beach, Virginia 23462
(757) 493-8855

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Offering Circular.

This Offering Circular (this "Circular") is being furnished to a limited number of investors who may be interested in purchasing up to an aggregate of 125,000 shares of Class A Common Stock (the "Shares") of JTH Tax, Inc. (the "Company" or "we" or "us"). We are offering (the "Offering") the Shares at a price of $40.00 per Share. We will make the Offering through certain of our officers and employees, who will not receive any commissions or other remuneration in connection with these offers or sales. This is an "any-or-all" offering. Each investor must subscribe for no less than 500 Shares (with an aggregate purchase price of $20,000) unless the investor is a shareholder of the Company as of the date of this Circular. This Offering is not underwritten. There is no specified termination date for this Offering. We may continue to offer the Shares for sale until we sell all 125,000 Shares being offered (the "Maximum Offering"), and may terminate this Offering at any time.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

NO STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY HAS PASSED UPON THE ADEQUACY OR ACCURACY OF THIS OFFERING CIRCULAR OR UPON THE MERITS OF THIS OFFERING AND NO SUCH COMMISSION OR AUTHORITY EXPRESSES ANY OPINION AS TO THE QUALITY OF THIS SECURITY. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE SHARES ARE ILLIQUID, HIGH RISK SECURITIES, AND INVESTORS SHOULD BE ABLE TO SUFFER A COMPLETE LOSS OF THEIR INVESTMENT. SEE "RISK FACTORS" BEGINNING ON PAGE 6.

-	Price to Public	Underwriting Discounts and Commissions (1)	Proceeds to Issuer
Per Share	$40	-0-	$40
Total	$5,000,000	-0-	$5,000,000

(1) These proceeds are before deducting the expenses of this Offering (estimated at approximately $50,000). These expenses will be incurred for legal, accounting, and printing services, and other miscellaneous expenses incurred in connection with this Offering.

FOR RESIDENTS OF PENNSYLVANIA ONLY:

EACH PERSON WHO ACCEPTS AN OFFER TO PURCHASE THE SHARES SHALL HAVE THE RIGHT TO WITHDRAW HIS ACCEPTANCE WITHOUT INCURRING ANY LIABILITY TO THE COMPANY WITHIN 2 BUSINESS DAYS FROM THE DATE OF RECEIPT BY THE COMPANY OF HIS WRITTEN BINDING CONTRACT OF PURCHASE

THIS CIRCULAR DOES NOT CONSTITUTE AN OFFER OR SOLICITATION IN ANY STATE OR JURISDICTION IN WHICH SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL.

The date of this Offering Circular is July 10, 2002

THE SHARES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933. THE SHARES HAVE BEEN REGISTERED IN ONLY A FEW STATES. IN ALL OTHER STATES IN WHICH THEY ARE OFFERED, THE SHARES ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF SUCH STATES' LAWS. THE SHARES MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER SUCH LAWS PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. INVESTORS SHOULD BE AWARE THAT THEY MAY BE REQUIRED TO BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. SEE "RISK FACTORS—LIMITATIONS ON TRANSFER AND ABSENCE OF PUBLIC MARKET."

Officers, directors and greater than 5% shareholders of the Company, including members of the Company's management, may elect to purchase as many as 24,133 Shares. However, these affiliates are not obligated to purchase any Shares. See The Offering.

In addition to the Class A Common Stock, we also have separate classes of Class B Common Stock, Class A Preferred Stock, Class B Preferred Stock and Special Voting Preferred Stock. The holders of the Class B Common Stock are presently entitled to elect a majority of the members of our Board of Directors.

By accepting this Circular, you acknowledge that the Circular contains material non-public information. We are giving this Circular to you on a confidential basis for use by you and a limited number of investors solely in connection with the consideration of purchasing the Shares. By accepting this Circular, you agree: (i) not to copy, reproduce, or distribute it to others at any time, either in whole or in part, without our prior written consent; (ii) to keep confidential all information contained herein that is not already public; and (iii) to use this Circular solely for the purpose of considering an investment in the Shares. You agree, by accepting delivery of this Circular, to return it and all enclosed documents to us or to destroy such material if you do not undertake to purchase any of the Shares.

We are offering and selling the Shares pursuant to an exemption from the registration requirements set forth in the Securities Act of 1933, as amended (the "Securities Act"). We are registering the Shares in certain states and relying on exemptions from registration in the remaining states. Accordingly, (i) the transfer of Shares is severely limited, (ii) no market is likely to develop for the Shares and (iii) you should not purchase Shares if you need liquidity in your investments. You may be required to bear the financial risks of this investment for an indefinite period of time. See "The Offering—Investment Procedure" and "The Offering—Suitability of Investment."

This Circular supersedes any and all business plans and correspondence related to an offering of Shares of the Company. We have not authorized any additional sales literature for distribution to you. We have not authorized any dealer, broker, salesman or other person to give you any information or make any representation not contained in this Circular or in any document attached to this Circular, and if given or made, you should not rely on this other information or representations as having been authorized by us. The information herein is subject to change without notice. Neither the delivery of this Circular nor any sale made hereunder will, under any circumstances, create an implication that there has been no change in the affairs of the Company since the date of this Circular.

DO NOT construe the contents of this Circular or any prior or subsequent communications from us or any of our employees as investment, legal or tax advice. You should consult your own legal counsel, accountant and other professional advisors as to legal, tax and other related matters concerning this investment.

We have prepared this Circular to assist you in making your own evaluation of the Company and the Shares. This Circular may not contain all of the information that you may desire or need in order for you to determine whether buying the Shares is a worthwhile investment for you. We encourage you to ask questions of, and receive answers from us concerning the terms and conditions of the Offering and the Company. Upon request, we will provide the information necessary to verify the accuracy of the information contained in this Circular, to the extent we possesses such information or can acquire it without reasonable effort or expense. If you have any questions regarding the Offering, or desire any additional information or documents to verify the information contained in this Circular, please contact us.

TABLE OF CONTENTS

APPENDIX

FORWARD-LOOKING STATEMENTS

This Circular contains certain forward-looking statements which are subject to substantial risks and uncertainties. These forward-looking statements can generally be identified as such because the context of the statements include words such as "believes," "anticipates," "expects," "estimates," "intends," or other words of similar intent. Similarly, statements that describe the Company's future plans, objectives and goals are also forward-looking statements. The Company's actual results, performance or achievements may differ substantially from those expressed or implied in these forward-looking statements as a result of a number of factors, including but not limited to:

- competition in the tax preparation market
- changes in government regulations
- debt covenant restrictions
- other factors, including the risk factors discussed in this Circular

SUMMARY

The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this Circular.

The Company

We are a Delaware corporation formed in 1996 to provide retail income tax return preparation services to taxpayers primarily in the lower- to middle-income tax brackets in the United States and Canada. We operate Company-owned offices in the United States through a wholly-owned subsidiary, EmployeesPlus, Inc., a Virginia corporation formed in 2000. We operate in Canada through a wholly-owned subsidiary, Liberty Tax Service, Inc., a corporation organized under the laws of the Province of Manitoba ("Liberty Canada"). (Throughout this Circular, references to the Company's Canadian operations and to Liberty Canada's operations are used interchangeably.) For the 2002 tax season, we provided tax preparation services in 351 territories (19 of which were Company-owned territories and the balance of which were owned by our franchisees) in the United States. These territories were located in 39 states and the District of Columbia. During the 2002 tax season, Liberty Canada provided tax preparation services in 198 territories (9 of which were Company-owned territories and the balance of which were owned by franchisees of Liberty Canada) extending from the Canadian Maritime provinces to British Columbia.

We and our franchisees seek competitive advantage in our markets by (i) providing prompt tax return preparation at a reasonable price, (ii) providing electronic filing services, (iii) providing ancillary services, such as audit assistance, tax return checking and taxation seminars, and (iv) offering access to a refund anticipation loan program pursuant to which an affiliate bank will provide, for a fee, loans to customers based upon the size of the customers' tax refunds.

We intend to use the proceeds of this Offering for working capital and to expand our operations in the United States and Canada.

Our principal executive offices are located at 4575 Bonney Road, Suite 1040, Virginia Beach, Virginia 23462 and our telephone number is (757) 493-8855.

The Offering

We are seeking to raise a maximum of $5,000,000 through the sale of up to 125,000 shares of the Company's Class A Common Stock at a price of $40.00 per share. We intend to limit the Offering to our existing shareholders, franchisees and employees. If less than the maximum offering is subscribed, we may open the offering to other investors. We will require each subscriber that is not a current shareholder to purchase a minimum of 500 Shares ($20,000 in aggregate purchase price). We may not impose this minimum purchase requirement on current shareholders.

Offering Price

There is no established market for the Shares. The offering price of the Shares was determined arbitrarily by the Company after considering various factors. The offering price of $40.00 per Share is higher than the $25.00 per Share at which the Board of Directors of the Company granted options to purchase Shares to certain employees of the Company in May, 2002. The offering price is also higher than the $25.00 per Share at which the Company valued the Shares of Common Stock in the most recent transaction in which the Company used stock to acquire a tax preparation practice. See "Dilution" and "Risk Factors -- Arbitrary Determination of Offering Price.

Use of Proceeds

We will use the proceeds of the Offering, after the payment of Offering expenses, for working capital and support of approximately 700 new and existing franchise tax return preparation territories during the 2003 tax season. This support will include using proceeds to fund additional loans to franchisees in relation to some of those territories.

Suitability Standards

Our Subscription and Investment Representation Agreement (the "Subscription Agreement"), which is attached as Appendix A, requires you to represent, among other things, that you meet each of the following requirements: (a) you are acquiring the Shares for your own account for investment and not with a view to resale or distribution thereof, and (b) you understand or have relied upon the advice of your own counsel, accountants or representative(s), if any, with regard to (i) the risks involved in the Offering, including the speculative nature of the investment, (ii) the financial hazards involved in the Offering, including the risk of losing your entire investment, and (iii) the lack of liquidity of the Shares. Consequently, if we are incorrect in our assumption as to your particular circumstances, the delivery of this Circular to you shall not be deemed to be an offer, and this Circular should be returned to us.

Possible Affiliate Purchases

Certain of the Company's officers, directors and significant shareholders have indicated an interest in purchasing Shares in the Offering, but have not yet committed to do so. The holders of the Company's principal classes of Preferred Stock have a contractual right to purchase Shares if they desire to maintain their proportionate ownership of the Company.

Risk Factors

An investment in the Shares involves a substantial degree of risk. You should read this entire Circular and consult with your independent advisors regarding the financial and legal considerations of an investment in the Company. See "Risk Factors."

Reports

We are not subject to the requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and accordingly are not required to file reports, proxy statements or other information with the Securities and Exchange Commission. However, if you purchase Shares, we will provide you with an annual report within 120 days after the end of each fiscal year of the Company. Our obligation to furnish such reports and information will cease if and when the Company becomes subject to the reporting requirements of the Exchange Act.

SUMMARY FINANCIAL INFORMATION

The following table sets forth certain historical consolidated financial and selected nonfinancial information of the Company.

Balance Sheet Data as of	April 30, 2002	April 30, 2001	April 30, 2000
Cash	$1,627,135	$1,804,235	$422,866
Restricted cash	$200,298	$425,873	$429,721
Accounts receivable	$7,009,258	$4,051,702	$2,472,001
Notes receivable (current potion)	$367,010	$2,850,619	$1,920,908
Current assets	$10,013,517	$8,441,720	$4,935,251
Stockholders' equity	$14,582,125	$6,284,302	$5,829,655
Working capital	$4,176,184	$3,752,115	$3,394,992
Total assets	$25,539,176	$13,775,789	$9,187,508
Total liabilities	$10,957,051	$7,491,487	$3,357,853

Operations Data For The Year Ended	April 30, 2002	April 30, 2001	April 30, 2000
Total revenue	$17,934,867	$10,714,825	$4,982,767
Net income (loss) from operations	$1,270,522	($45,460)	($2,551,927)
Total other income and expenses	$847,757	$201,069	$198,362
Net income	$2,525,279	$90,758	($2,465,435)

Nonfinancial Data For The Years Ended	April 30, 2002	April 30, 2002	April 30, 2002
Number of U.S. Territories	351	256	184
Number of Canadian Territories	161	173	177
Total number of Territories	512	429	361

Because the Company did not acquire a minority 40% interest in Liberty Canada until October, 2001, the financial information for the year ending April 30, 2002 does not reflect the full effect of losses incurred by Liberty Canada during the first six months of the 2002 fiscal year. Similarly, the results for the years ended April 30, 2001 and 2000 do not reflect the previously held minority interest in Liberty Canada, and so do not reflect the full operations of the results of the Canadian Subsidiary during the 2001and 2000 tax seasons on a basis comparable with the 2002 tax season results included in the April 30, 2002 financial statements.

In addition, certain 2001 and 2000 data has been restated in order to present them in a manner consistent with the 2002 data.

RISK FACTORS

An investment in the Shares involves a high degree of risk. You should not buy the Shares if you cannot afford the loss of your entire investment or if you need or desire current income. You should carefully consider, among other things, the following:

Limited Operating History and Prior Year Losses

Our operations commenced in September 1997 with the purchase of a 60% interest in Tax Depot, an established provider of tax preparation services in Canada (subsequently renamed Liberty Tax Service, Inc.). We commenced tax preparation operations in the United States in Columbus, Ohio in 1998. As an early-stage entity, we have minimal operating history upon which an evaluation of our future prospects can be made. We showed a net profit for our two most recent fiscal years ended April 30, 2002 ("Fiscal 2002") and April 30, 2001 ("Fiscal 2001"). Although we did show a profit for Fiscal 2001, our operating expenses exceeded our operating revenues. A substantial portion of our income in that year was earned from interest income from financing provided by us to franchisees. We showed a net loss for the fiscal year ended April 30, 2000 ("Fiscal 2000"). See "Consolidated Financial Statements." Although our management has significant experience in developing successful businesses similar to the Company, there can be no assurance that we will show a profit from operations in future years. Our future viability, profitability and growth will depend upon our ability to successfully operate and expand its Canadian and United States operations. Our prospects in the United States must be considered in light of the risks, expenses and difficulties frequently encountered in the significant expansion of a new business, particularly in the tax return preparation industry, which is characterized by intense competition, a dominant national tax return preparation firm and ease of market entry. Moreover, we have limited experience in the management of a large scale franchise operation such as the one that will be in place for the 2003 and subsequent tax seasons. There can be no assurance that any of our efforts will prove successful or that we will not incur operating losses in future years.

Limitations on Transfer and Absence of Public Market

The sale and transfer of the Shares by investors is significantly limited by state law. No market exists for the Shares and we do not anticipate that any public market for the Shares will develop in the foreseeable future. Accordingly, an investment in the Company cannot be expected to be readily liquidated, or liquidated at all, even in an emergency.

Arbitrary Determination of Offering Price

There is no established market for the Shares. We determined the offering price of the Shares after considering various factors. We make no representation that the Shares have a market value of, or can be sold at, the offering price. There has been no objective determination of value for purposes of this pricing. The offering price does not necessarily bear any relationship to the Company's assets, book value or financial condition, or to any other recognized criterion of value. The offering price is significantly in excess of the $25.00 per share value assigned by the board of directors of the Company in May 2002, when options to acquire shares of Class A Common Stock were granted to certain of our employees. The offering price is also in excess of the $25.00 per share valuation used in recent acquisitions of tax practices in which part of the consideration was paid in the form of Class A Common Stock.

Need for Additional Financing

Even if we sell all of the Shares, we will need additional financing in order to expand our operations beyond supporting the additional territories that the Company plans to fund through this Offering. See "Use of Proceeds." It is unlikely that our cash flow from operations will be sufficient to support anticipated growth during the next several years of operations, but there can be no assurance that we will be able to obtain financing as and when needed (for operational purposes, to retire indebtedness or to fund expansion) upon terms acceptable to the Company. We do not anticipate any further efforts to raise capital through private offerings once this offering is completed.

Risks Associated with Outstanding Indebtedness

Our ability to continue to expand our business will be dependent on our ability to meet our scheduled payment obligations on our indebtedness and satisfy any guaranty or other obligations. Our liquidity will also depend on our ability to renew certain of our indebtedness on a timely basis. If we default in any of our indebtedness, some of which is secured by our assets, we may not be able to continue to carry out our business. There can be no assurance that we will be able to generate the cash flow necessary to pay our indebtedness, or to raise sufficient additional capital to allow us to pay our indebtedness on a timely basis.

Our indebtedness includes:

- A loan in the principal amount of $2 million that is payable on an interest-only basis until July 2005, but that is due and payable in full at that time (the "Envest Loan").
- $2.7 million in remaining obligations related to a perpetual software license that we acquired from Orrtax Software, Inc. ("Orrtax"), which is payable in installments of $700,000, $1 million and $1 million in March 2003, 2004 and 2005 respectively.
- A term note payable to a financial institution in the principal amount of $1,400,000 that is payable in installments of $500,000, $500,000 and $400,000 in February 2003, 2004 and 2005, respectively.
- An annual line of credit that is obtained in order to fund the operations of Liberty Canada. There is presently no outstanding balance on this line of credit, but we expect to renew it for the 2003 tax season.
- A line of credit with a financial institution that allows borrowings of up to $2 million. This line of credit is collateralized by notes receivable to us from franchisees and expires on July 31, 2002, but is expected to be renewed, perhaps at a higher borrowing limit.
- Our guaranty obligations to TLC, LLC ("TLC"), a lender to our franchisees. We have guaranteed $758,026 in financing to our franchisees and have agreed to guaranty substantially more if necessary. We are required to maintain an escrow account to which the lender has recourse if we fail to meet our guaranty obligations. This escrow requirement may have an adverse effect on our liquidity.
- Other indebtedness incurred in the ordinary course of business and related to facilities owned by the Company and amounts payable, including amounts payable in connection with acquired tax practices.

Debt Covenants May Restrict Operating Flexibility

Certain of the debt-related agreements to which we are a party, and in particular the agreements governing the Envest loan, include affirmative and negative debt covenants that may restrict the ability of our management to implement its business plans. In particular, the agreement that governs the Envest loan requires us to obtain Envest's written consent in order to incur additional debt in excess of certain routine indebtedness and in excess of certain limits. For example, our ability to obtain a line of credit without Envest's consent is limited to $6 million; we may not guaranty franchisee indebtedness in amounts greater than $3 million in the aggregate; and our Canadian indebtedness is limited in both dollar amount and payment terms.

Risks of Currency Fluctuations

All of the financial information contained in this Circular is shown in United States dollars. However, a significant portion of our operations reflected in the financial information were conducted in Canada. The Canadian dollar experienced substantial declines against the United States dollar during 1998 and 1999. If the current exchange rate is maintained, or declines even further, our future Canadian operations may generate less revenue and smaller profits, denominated in American dollars and without accounting for any other change in operations, than are reflected in the financial information contained in this Circular. The exchange rate used in most of the financial information contained in this Circular reflects a range of value of .6377 to .6384 Canadian dollars (C$) to each American dollar; the actual exchange rate for large currency transactions as of July 1, 2002 was .6545.

Dependence on Revenue from Refund Anticipation Loan Programs and Electronic Filings

We believe that our refund anticipation loan program will be an important source of revenue in both the United States and Canada because members of our targeted market typically desire tax refunds as quickly as possible. The success of the program will depend, in part, on the continued availability of third party financing for the loans. See "Business--Services Offered--Refund Anticipation Loan Program." During the 2003 tax season, we expect to offer such loans directly to Canadian customers, while such loans will be made to United States customers directly through third party lenders. To the extent that we do not recover the full amount of refund anticipation loans from the proceeds of tax refunds, our revenues may be adversely affected. Although we will make efforts to collect any shortfalls from the customer, there can be no assurance that we will be able to recover any or all of the shortcomings.

The continuation of the IRS and Revenue Canada electronic filing programs are also elements critical to our operating strategy, and to the refund anticipation loan program in particular. The IRS and certain members of Congress have expressed concerns regarding the difficulty of detecting fraudulent electronic returns. Any decision by either the IRS or Revenue Canada to suspend, terminate or substantially modify its respective electronic return filing program could materially adversely affect our tax return preparation business. Our refund loan anticipation business may also be adversely affected by governmental regulation. See "Risk Factors--Government Regulation."

Government Regulation

Our future results of operations will depend in part on the ability of the Company, its subsidiaries and its franchisees to comply with United States, Canadian, state and provincial regulations affecting tax return preparers (see "Business--Regulation"). In the United States, the tax return preparation industry is regulated by the Internal Revenue Code and its associated regulations. These laws and regulations govern the preparation of tax returns and the subsequent electronic filing of tax returns. A Company franchisee (or, in the case of Company-owned locations, the Company or its subsidiaries) cannot file tax returns electronically unless it obtains an electronic filing identification number (EFIN) from the Internal Revenue Service ("IRS"). The IRS may refuse to grant an EFIN if a principal was assessed a tax preparer penalty, been convicted of an IRS or monetary crime, failed to file a tax return or pay taxes, or cannot pass an IRS background suitability check. Revenue Canada has similar regulations. In order to operate non-franchised territories in Canada, Liberty Canada must obtain E-File numbers for each office. The electronic filing of tax returns is essential to us. To the extent that the Company or its franchisees are unable to obtain electronic filing numbers, and lose the associated ability to file tax returns electronically, our operations will be severely impaired.

We are aware of at least three states that have passed laws governing refund anticipation loan programs. For example, in North Carolina and Louisiana, our franchisees must apply for and receive authorization with the state banking commission prior to offering refund anticipation loans. Other jurisdictions may be considering similar legislation.

The IRS also regulates other aspects of the business by requiring that tax preparers use appropriate diligence in tax preparation. Also, the IRS and certain states regulate advertising associated with refund anticipation loans.

We run tax schools throughout North America that are open to the general public. Those schools generate a talent pool from which we and our franchisees hire tax preparers. Some states and provinces have implemented, or are considering implementing, laws or regulations governing proprietary schools like our tax schools. Such regulation may increase the cost of us running our tax schools and/or may decrease the pool of properly trained tax preparers.

We do not believe that existing laws and government regulations will materially affect our operations. However, we cannot predict whether a change will occur in such laws and regulations. To the extent that any legislation has the effect of limiting the profitability of our refund anticipation loan program, or requires us to alter our proposed operations to comply with proprietary school requirements, our operations could be adversely affected.

Franchise Operations, United States Growth Limitation; Sale of Company-Owned Franchises

We have established extensive training programs and quality-control procedures with respect to our franchisees. However, there can be no assurance that the programs and procedures will be effective in enabling franchisees to run profitable tax preparation businesses. In addition, failure by a franchisee to provide service at acceptable levels may result in adverse publicity, which can materially adversely affect our ability to compete in the market in which the franchisee is located.

In the past, we have obtained a substantial amount of our revenue from the sale of franchises in the United States and Canada. However, there can be no assurance that we will be able to sell additional United States franchises or additional Canadian franchises on terms acceptable to us, or at all. At present, because we have open territories in only certain markets in the United States, and have not fully penetrated all of those markets, we believe that there are substantial opportunities to sell additional franchises in the immediate future. We recognize, however, that at some point our ability to generate revenues from additional franchise sales will become more limited, and we will become more dependent on revenues generated from operations, which we will receive almost entirely during the annual tax season.

The operating results furnished in this Circular reflect significant revenue from Company-owned territories. However, the Company prefers to sell Company-owned stores to franchisees, and our operating results from an all-franchise operation may differ materially from those achieved in prior periods.

Liability for Franchisee Actions and Obligations

Both the Company and Liberty Canada grant their franchisees a limited license to use their registered service marks and, accordingly, there is risk that one or more of the franchisees may be identified as being controlled by the Company or Liberty Canada. In the event that a franchisee is not adequately identified to the public in its market area as a franchisee, the Company and/or Liberty Canada could be held vicariously liable for the debts and obligations of the franchisee so misidentified.

Regulation of Franchise Operations

During our 2002 fiscal year which ended April 30, 2002, franchise royalties and tax refund anticipation loan income accounted for 37% of our United States gross revenues. Liberty Canada's franchise royalties and tax rush discounting income (the Canadian equivalent of revenue from tax refund anticipation loans) accounted for 64% of its gross revenues for the same period. The profitability of our future operations will depend in large part on our continued ability to comply with federal and state franchise regulations, and on Liberty Canada's continued ability to comply with Canadian and provincial franchise regulations. While we currently believe that the Company, and Liberty Canada and their franchisees will be able to comply with all applicable regulations, there can be no assurance that such regulations will not change and, if so, that any changes will not materially adversely affect the Company's business. See "Business--Franchise Operations--Regulation of Franchise Operations."

Need for a Large Pool of Low Cost Seasonal Labor

The Company, Liberty Canada and their franchisees depend, in part, on the availability of employees willing to work for little more than the minimum hourly wage, with minimal benefits, for periods of less than a year. See "Business--Tax Return Preparers." Our success in managing and expanding its business will depend upon the ability of the Company and its franchisees to hire, train and supervise additional personnel, and to deal with turnover rates for lower paid employees, which may be substantial. Moreover, if the supply of this labor pool is reduced in the future for reasons within or outside our control or if we are required to provide our employees more extensive and costly benefits, either as a result of competition or governmental regulation, or if the minimum wage is increased, the expenses associated with our operations could be substantially increased without offsetting increases in revenues.

Dependence on Lines of Credit for Refund Loans in Canada

Our refund anticipation loan business in Canada, which is called "tax rush discounting" in Canada, is dependent on the availability of adequate financing from third party lenders to fund customer refund loans. Liberty Canada's line of credit used during the 2002 tax season expired in May 2002. We intend to renew the line of credit for the 2003 tax season, but have not yet done so. If this line of credit is not available on a timely basis, we could experience a substantial loss of revenue from our Canadian refund anticipation loan program.

Importance of Key Employees

Our future success will depend in material part upon the continued services of our senior management, particularly Mr. Hewitt, as well as upon our ability to attract and retain capable middle management (such as regional and district directors for Company-owned offices operating after the 2002 tax season, consultants for franchised offices, training directors, tax advisors and computer personnel) with the specific executive skills necessary to assist us and our franchisees. We currently employ four regional directors in the United States and two regional directors in Canada. We will face competition for such personnel from numerous other entities, including competing tax return preparation firms, some of which have significantly greater resources than us. Although we have so far been successful in hiring senior managers experienced in the industry, there can be no assurance that we will continue to be able to attract and retain personnel. The inability to do so could have a material adverse effect on us. The unexpected loss of the services of any of these management personnel could have a material adverse effect upon us. We currently maintain for our benefit a $1,000,000 key man life insurance policy on the life of Mr. Hewitt. However, we do not have an employment contract with Mr. Hewitt. We also maintain for the benefit of Envest a $2,000,000 key man life insurance policy on the life of Mr. Hewitt. No member of senior management currently has an employment contract with the Company or Liberty Canada. See "Management."

Business is Highly Seasonal

The tax preparation business is highly seasonal, with the bulk of revenues being earned in the January 1 through April 15 "tax season" in the United States and the January 1 through April 30 "tax season" in Canada in each year. We anticipate that 64% or more of our gross revenues for a fiscal year will be generated in the tax season for that year. Both the Company and Liberty Canada are on a May 1 to April 30 fiscal year and may operate at a loss during the first eight months of each fiscal year. There can be no assurance that our activities during the "off-season" will not cause our cash resources to be strained on a regular basis. If we are unable to obtain adequate sources of capital to fund our operations during the "off-season," we could be forced to curtail expansion plans, cut back on our work force or take other steps to address our cash flow needs. Moreover, in view of the very compressed time period in which our revenues arise in each year, we may have little or no time to respond to unforeseen changes in competitive conditions, markets, pricing, new product offerings by its competitors and similar matters which could materially adversely affect our competitive position during the tax season.

Competition

The tax return preparation industry is characterized by intense competition among numerous tax service providers, accounting firms and others. Some of these competitors are more established than us, with substantially greater marketing, financial, personnel and other resources than are currently available to us. In the low to mid-income taxpayer market targeted by us, competition is dominated in the United States by H&R Block, Inc. ("H&R Block"), which is a large, well established national service provider. Another established service provider is Jackson Hewitt. H&R Block also operates in and is a major competitor in Canada. Additionally, many taxpayers in our target market prepare their own returns.

Changes in Tax Laws

The tax laws of Canada and the United States have undergone a period of rapid and substantial change, and we expect that this will continue for the foreseeable future. We believe that the complexity and rapidity of the changes will provide us with an important marketing tool. However, we expect that we will incur significant yearly costs in maintaining the currency of our tax return preparation software and tax preparer materials. In addition, there have been numerous proposals for simplification of United States tax laws, including "flat tax" and "modified flat tax" proposals. Adoption of any such proposals could reduce demand for our services in the United States. Adoption of a strict flat tax could reduce demand substantially.

Control by Principal Stockholder

The Company's common stock is divided into two classes. See "Description of Capital Stock." Purchasers in this Offering will own Class A Common Stock. All the outstanding Class B Common Stock is owned by Mr. Hewitt. The Company's certificate of incorporation provides that the Class B stockholders have the right to elect one more director than may be elected by the Class A stockholders. As a consequence, Mr. Hewitt will have effective control of the Board of Directors irrespective of the number of shares of Class A Common Stock which are outstanding.

No Cash Dividends

Since its inception, we have not paid any cash dividends on the Class A Common Stock, Class B Common Stock, Class A Preferred Stock or Class B Preferred Stock. We intend to retain future earnings, if any, to provide funds for the operation of our business and, accordingly, do not anticipate paying any cash dividends in the reasonably foreseeable future. The payment of future dividends is within the discretion of the Board of Directors and will depend upon our future earnings, if any, our capital requirements, financial condition and other relevant factors.

Lack of Insurance Coverage

We maintain $2,000,000 of general liability insurance. We do not carry insurance coverage for "errors and omissions" to cover potential IRS imposed penalties for errors on prepared tax returns. Historically, the cost of these penalties has not been significant to us. However, there is a risk that in the future a large penalty could be imposed on us.

Risk of Franchisee Default

From time to time, we extend financing to certain franchisees for initial franchise fees, cash advances for working capital and/or the purchase of Company-owned stores. The financing is in the form of promissory notes payable to us. The notes carry interest at an annual rate of 12% and are personally guaranteed by the franchisee and/or the owner of the franchise. There can be no assurance that any franchisee will generate revenue sufficient to repay any amounts due, nor is there any assurance that any franchisee will be able to repay through other means any amounts due. At April 30, 2002, the aggregate amount due to us from franchisees for such financing is $8,121,765, including accrued interest. Any failure by the franchisees to pay such amounts, if the amounts are not recoverable by us through other means, could have a material adverse affect on us. A total of 33 franchisees have been or are currently in default to us. The Company restructured the debt of 15 franchisees, and purchased the territories of 14 others. As of July 1, 2002, 4 franchisees remain in default, and owe us a total amount of $648,940.

Moreover, in some cases, we may be liable on office leases or other contractual obligations that have been assumed by purchasers of Company-owned territories and acquired tax practices. If the franchisees default on third-party obligations for which we continue to have liability, our operating results will be adversely affected.

Related Party Loans

We have made loans to a company controlled by one officer, and intend to make additional loans to the same company. We believe that these transactions have been entered into or will be entered into on an arm's-length basis on terms substantially similar to those made available by us to non-affiliated franchisees.

Rescission Rights

The Shares have not been registered with the Securities and Exchange Commission under the Securities Act and are being offered by the Company in reliance upon exemptions provided by Sections 3(b) of the Securities Act and the rules and regulations promulgated thereunder. We are registering the Shares in certain states and relying on exemptions from registration in the remaining states in which we are offering the Shares. This Circular does not contain any untrue statement of material fact or omits any material fact necessary in order to make the statements made, in light of all the circumstances under which they are made, not misleading. However, if this Circular is inaccurate with respect to a material fact, or if the Offering otherwise fails to qualify for exemption from registration under federal or state securities laws, investors may have the right to rescind his purchase of the Shares and to receive back from us his purchase price with interest. Such investors, however, may be unable to collect on any judgment, and the cost of obtaining such judgment may outweigh the benefits. If investors successfully seek rescission, the Company could face severe financial demands that would materially adversely affect the Company as a whole and any nonrescinding investors.

SELECTED CONSOLIDATED FINANCIAL OPERATING DATA

The following table presents selected financial and operating data of the Company for the years ended April 30, 2002, April 30, 2001 and April 30, 2000. The financial statements, notes thereto, and the report of KPMG LLP for the year ended April 30, 2002 and Deloitte & Touche for the years ended April 30, 2001 and April 30, 2000 are attached hereto.

	2002	2001	2000
REVENUE:			
Royalties & advertising fees	$6,779,54	$3,368,848	$2,2770,126
Minimum royalty concessions	-	(185,265)	(385,540)
Franchise Fees	5,246,600	4,103,913	430,945
Tax preparation, net of discounts	1,041,325	607,880	164,286
Bank product & tax discounting income	4,396,132	2,184,575	939,398
Bookkeeping & consulting income	232,880	185,806	134,977
Tuition fees	-	8,941	18,490
Gain on sale of intangibles & fixed assets	-	144,737	1,298,179
Other income	238,387	295,390	111,906
Total revenue	17,934,867	10,714,825	4,982,767
OPERATING EXPENSES	16,664,345	10,760,285	7,534,694
NET INCOME (LOSS) FROM OPERATIONS	1,270,522	(45,460)	(2,551,927)
OTHER INCOME AND (EXPENSES):			
Interest & dividend income	957,709	511,163	346,071
Interest expense	(662,371)	(324,701)	(145,836)
Gain on sale of intangibles & fixed assets	89,563	-	-
Other	182,832	14,607	(1,873)
Minority interest in subsidiary's net loss	280,024	-	-
Total other income and expenses	847,757	201,069	198,362
INCOME (LOSS) BEFORE INCOME TAXES AND MINORITY INTEREST	2,118,279	155,609	(2,353,565)
Income Tax (Provision) Benefit	407,000	-	(133,287)
INCOME (LOSS) BEFORE MINORITY INTEREST	2,525,279	155,609	(2,486,852)
Minority interest in subsidiary's net income	-	(65,031)	21,417
Accretion of preferred stock to estimated liquidation value	(297,718)	-	-
NET INCOME (LOSS)	$2,227,561	$90,578	$(2,465,435)
Earnings per common share— Net Income	$2.38	$.11	$(3.26)

USE OF PROCEEDS

The net proceeds (after deducting offering expenses of approximately $75,000) for the maximum Offering) will be approximately $4,925,000 if the Maximum Offering is sold (the "Net Proceeds"). The Company intends to use the Net Proceeds for working capital and to support 512 existing franchise tax preparation territories in the United States and Canada and to establish up to 210 new franchised tax preparation territories for the 2003 season. However, if the Company does not sell all of the shares offered in the Offering, the Company may not be able to provide the same level of support to its existing franchise offices, or to establish as many new offices.

While the foregoing represents the Company's current estimate of its expected use of net proceeds, the amounts actually expended for the purposes set forth above may vary significantly depending upon numerous factors, including the actual costs of leasing and furnishing office space and personnel costs. The Company does not expect to acquire any practices from affiliates of the Company. The Company reserves the right to reallocate proceeds among the foregoing uses and for general corporate purposes.

DILUTION

The offering price per Share is $40.00, more than the price paid per share for the Company's securities in the past. Thus, purchasers in the Offering will experience immediate dilution in the value of their shares in the amount of $28.87 per share, or 72% of the offering price, based on a total of 1,351,856 Class A, Class B, Class A Preferred and Class B Preferred shares outstanding as of April 30, 2002.

In connection with the incorporation of the Company, Mr. Hewitt purchased 1,000 shares of Class B Common Stock for $.10 per share. In December 1996, Mr. Hewitt further capitalized the Company by contributing to it certain securities with an aggregate market price at the time of contribution of $176,000. In return therefor, Mr. Hewitt was issued 44,000 shares of Class B Common Stock resulting in a price per share of $4.00. In July 1997, the Company sold 200,000 shares of Class A Common Stock to a select group of investors for a price of $10.00 per share. On January 10, 1997, the Company declared a stock dividend of one share of Class A Common Stock or Class B Common Stock for each such share outstanding, resulting in an aggregate of 400,000 shares of Class A Common Stock and 90,000 shares of Class B Common Stock outstanding. Between October 26, 1998 and January 10, 1999, the Company sold an additional 164,996 Class A Shares in a private placement for a price of $12.50 per share. In May 1999 the Company sold 190,000 shares of Class A Convertible Preferred Stock for a price of $12.50 per share. Between November 19, 1999 and March 31, 2000, the Company sold an additional 32,156 Class A Common Shares in a private placement for a price of $25.00 per share. Between December 15, 2000 and February 15, 2001, the Company sold an additional 35,800 Class A Common Shares in a private placement for a price of $12.50 per share. In June 2001, the Company sold 25,000 of Class B Convertible Preferred Stock for a price of $20.00 per share. In October 2001, the Company sold 307,700 Class A Common Shares for a price of $14.78 per share. 110,744 shares of Class A Common Stock have been issued with regard to various purchase transactions, 9,000 shares of which have been repurchased by the Company. Additionally, 4,460 options to purchase Class A Shares issued under the Company's Employee Stock Option Plan have been exercised. Aggregate issued and outstanding stock as of the date of this Circular include 1,046,856 shares of Class A Common Stock, 90,000 shares of Class B Common Stock, 190,000 shares of Class A Convertible Preferred Stock and 25,000 shares of Class B Convertible Preferred Stock. The Company also has 10 shares of Special Voting Preferred Stock outstanding. However, those shares relate directly to 100,000 shares of Class A Common Stock that are outstanding and presently held by a subsidiary of the Company for the ultimate benefit of a shareholder. These Special Voting Preferred shares are outstanding solely for the purposes of giving stockholder voting rights to the ultimate beneficiary of those shares.

At April 30, 2002, the net tangible book value of the Company's Class A Common Stock combined with the Class B Common Stock, Class A Preferred Stock and Class B Preferred Stock (all of which are convertible into Class A Common Stock) was $11,508,879, or approximately $8.51 per share then outstanding. Net tangible book value represents the amount of the Company's shareholders' equity (net tangible assets less liabilities) divided by 1,351,856 shares outstanding.

Net tangible book value dilution per share represents the difference between $40.00 price per share paid by purchasers of the Class A Common Stock in the Offering, and the pro forma net tangible book value per share of the Common Stock and Preferred Stock immediately after completion of the Offering. After giving effect to the sale by the Company of 125,000 shares of Class A Common Stock in the Offering (assuming that the maximum number of Shares is sold) and the application of the estimated net proceeds therefrom, the pro forma net tangible book value of the Company would have been $16,433,879 or approximately $11.13 per share. This represents an immediate increase in net tangible book value of $2.62 per share to the existing stockholders and an immediate dilution in net tangible book value of $28.87 per share to purchasers of the Class A Common Stock in the Offering, as illustrated in the following table.

Public offering price per share	$40.00
Net tangible book value per share as of April 30, 2002	$8.51
Increase per share attributable to new investors	$2.62
Pro forma net tangible book value per share after the Offering	$11.13
Net tangible book value dilution per share to new investors	$28.87

The following table sets forth the difference between the existing shareholders and the purchasers of Shares in the Offering with respect to the number of Shares purchased from the Company, the total consideration paid and the average price per share paid:

	Shares Purchased		Total Consideration		Average Price
	Number	Percent	Amount	Percent	Per Share
Existing Shareholders	1,351,856	91.5%	$14,488,159	74.3%	$10.72
New Investors	125,000	8.5%	$5,000,000	25.7%	$40.00
Total	1,476,856	100%	$19,488,159	100%	

The information above does not take into account 110,675 options to purchase Shares of Class A Common Stock issued to employees and directors of the Company, and exercisable at prices ranging from $10.00 to $27.50 per share, warrants for 26,059 shares of Class A Common Stock held by officers, directors and shareholders of the Company and exercisable at $12.50 per share at any time prior to June 30, 2006, or a warrant for 46,340 shares of Class A Common Stock held by Envest and exercisable at nominal consideration at any time prior to July 30, 2008.

DIVIDEND POLICY

The Company currently intends to retain all future earnings, if any, to finance growth and development of its business, and therefore, does not expect to declare or pay any cash dividends in the foreseeable future. A declaration of dividends, however, is within the discretion of the Company's Board of Directors. See "Risk Factors--No Dividends." Any future dividend policy will be determined by the Board of Directors in light of conditions then existing, including the Company's earnings and its financial condition and requirements.

BUSINESS

General

The Company is a Delaware corporation formed in 1996 to provide retail income tax return preparation services for taxpayers primarily in the lower- to middle-income tax brackets. The Company intends to provide its services through both Company-owned and franchised territories in selected locations. The Company seeks competitive advantage in its markets by (i) providing prompt tax return preparation at a reasonable price, (ii) providing electronic filing services, (iii) providing ancillary services, such as audit assistance, tax return checking and taxation seminars, and (iv) offering a refund anticipation loan program pursuant to which an affiliate bank will provide, for a fee, loans to customers based upon the size of the customers' expected tax refunds.

The Company owns Liberty Canada, which has been providing tax preparation services in Canada since 1972. During the 2002 tax season, Liberty Canada provided tax preparation services in 198 territories, 2 of which were owned by Liberty Canada and the remainder of which were owned by Liberty Canada franchisees. In addition, the Company had 351 tax preparation territories in the United States, 19 of which were owned by the Company and the remainder of which were owned by franchisees of Company. All offices currently operate under the "Liberty Tax Service" name.

As of April 30, 2002, the Company had 91 employees and Liberty Canada had 25 employees. At July 1, 2002, the Company had 101 full time employees and Liberty Canada had 17 employees. The Company considers its relationship with its employees to be excellent.

Liberty Canada. Liberty Canada is a closely-held corporation, with its executive offices in Winnipeg, Manitoba, incorporated under the laws of the Province of Manitoba. Liberty Canada (formerly known as "Tax Depot, Inc.") was formed in May 1994 as a wholly-owned subsidiary of Datatax Business Services, Ltd. ("Datatax"), which was also the franchisor for U&R Tax Services, Ltd. Datatax assigned and licensed those franchises to Liberty Canada, which then changed the name of the franchises to U&R Tax Depot. The Company purchased its 60% interest in Liberty Canada from Datatax in September 1997. In October 2001, the Company purchased the remaining 40% interest in Liberty Canada from Datatax. In January 1999, all Liberty Canada franchises formerly known as "U&R Tax Depot" began trading under the name "Liberty Tax Service." During Fiscal 2002, Liberty Canada had net revenues of C$6,265,265 (as computed under United States generally accepted accounting principles).

Liberty Canada had an agreement to provide tax preparation services in certain Canadian Wal-Mart stores. Liberty Canada paid a per-location license fee to Wal-Mart equal to 10% of gross revenue with a minimum of C$3,600 per location. Liberty Canada operated in 10 Wal-Marts during the 2002 tax season, all of which were franchised territories. The agreement expired in April 2002. The Company intends to renew the agreement for the 2003 tax season.

The Company expects to expand to approximately 220 Liberty Canada territories before the 2003 tax season, most of which will be franchise locations.

Liberty Tax Service. The Company had 351 tax preparation territories in the United States during the 2002 tax season (19 of which were owned by the Company and the remainder of which were owned by franchisees of the Company) in several states, including Alabama, Arkansas, Arizona, California, Colorado, Connecticut, Delaware, Florida, Georgia, Iowa, Illinois, Indiana, Kansas, Kentucky, Louisiana, Massachusetts, Maryland, Michigan, Minnesota, Missouri, North Carolina, Nebraska, New Hampshire, New Jersey, New Mexico, Nevada, New York, Ohio, Oklahoma, Pennsylvania, Rhode Island, South Carolina, Tennessee, Texas, Utah, Virginia, Washington, West Virginia, Wisconsin and the District of Columbia. Liberty Tax Service provides tax return preparation services, electronic filing services, audit assistance, tax return checking, access to refund loans and tax seminars to its customers.

Since the conclusion of the 2002 tax season, the Company has repurchased 6 territories from franchisees for an aggregate amount of $712,183. The Company may repurchase additional territories from franchisees prior to the 2003 tax season. Four Company-owned territories have been re-sold to franchisees subsequent to the conclusion of the 2002 tax season and as of the date of this Circular, for an aggregate sale price of $301,000. The Company intends to sell the other Company-owned territories to franchisees prior to the 2003 tax season. The Company anticipates that it will seek future growth primarily through expanding franchise operations in both countries. The Company anticipates that an additional 50 to 60 franchises sold prior to the 2002 tax season (but not opened during the 2002 tax season) will operate during the 2003 tax season. During and subsequent to the 2002 tax season and as of July 1, 2002, the Company has sold 48 new United States franchises, not all of which will operate during the 2003 tax season. The Company expects to expand to a total of approximately 500 United States territories before the 2003 tax season.

Services Offered

Tax Preparation. There are approximately 130 million and 21 million individual tax returns filed annually in the United States and Canada, respectively. The Company will offer tax return preparation services to the public, focusing its efforts on marketing to persons with incomes of less than $40,000/C$40,000 per year. Based upon management's prior experience in the industry, the Company anticipates that over 60% of its customers will have incomes below $40,000/C$40,000. The Company believes that there is a significant market of individuals in these income brackets who do not wish to prepare their own returns, or who may face relatively complex situations (such as divorce, multiple jurisdiction filings, multiple deductions or other considerations) but who are unwilling or unable to pay the level of fees charged by accountants or tax attorneys.

The Company's tax preparers use personal computer based software to conduct comprehensive client interviews and to prepare tax returns. Liberty Canada is currently in the process of rewriting and updating that software in order to keep pace with recent technological developments. The Company used off-the-shelf software to prepare U.S. tax returns during the 2002 tax season and plans to use similar software during the 2003 season, with appropriate updates and modifications. The Company prepares U.S. tax returns on average in approximately one hour and Canadian returns in approximately one-half hour, assuming the customer has all relevant records and is able to answer all questions asked by the preparer.

The Company has acquired from Orrtax a perpetual license to modify and use tax preparation software. The Company intends to use the software in a limited number of United States territories in 2003. The Company has remaining obligations to Orrtax of $2.7 million payable in installments of $700,000, $1 million and $1 million in March 2003, 2004 and 2005 respectively. The Company hopes to eventually deploy this software, as modified to meet the Company's purposes, throughout its U.S. territories.

In assessing its software needs, the Company focuses on meeting four requirements: (i) enabling the Company to provide consistent, high quality tax preparation services, (ii) enabling the Company to utilize persons as tax return preparers who are not as dependent upon technical tax skills as may be required in other operations, (iii) allowing tax return preparers to concentrate more closely upon providing quick and friendly service to customers, and (iv) enabling the Company to electronically file a customer's tax return more rapidly and efficiently in order to allow the customer to obtain a tax refund more quickly.

Electronic Filing. The Company's franchisees offer electronic filing services to its U.S. customers at no extra cost. Liberty Canada and its franchisees also offer electronic filing services to its Canadian customers at no extra cost. Because an electronically filed return is handled on a priority basis by both the IRS and Revenue Canada, a client receives a tax refund much more quickly than if the return is manually filed. The Company anticipates that speedy refunds will be a major marketing tool for the Company both in the United States and Canada. The customer also receives speedy IRS or Revenue Canada acknowledgments that the return is mathematically correct. In management's experience, over 80% of returns which are filed electronically receive refund checks within 21 days in Canada and within 14 days in the United States. Management anticipates that over 80% of the returns it or its franchisees prepares will be filed electronically. See "Risk Factors--Dependence on Revenue from Refund Anticipation Loan Programs and Electronic Filings." The Company's franchisees and Liberty Canada will also, for a fee, electronically file returns prepared by non-client taxpayers or other tax preparers.

Refund Anticipation Loan Program. Because the Company believes that the speed of obtaining a refund, or cash in anticipation of a refund, will be important to the Company's targeted market, and in order to compete with other tax return preparation firms, the Company and its franchisees will offer access to a refund anticipation loan service. A refund anticipation loan is a loan from a bank made to a taxpayer, secured by the anticipated tax refund payment, and with full recourse to the taxpayer. Refund loans in Canada will be provided directly by the Company using line of credit financing. In the United States, refund loans will be provided directly to the taxpayer by one or more third party lenders that have contracted or will contract with the Company to supply this service. One third party lender that has already agreed to be affiliated with the Company during the 2003 tax season is First Bank of Delaware. The Company anticipates contracting with other third party lenders to provide refund loans for the 2003 tax season. These loans will usually enable the customers of the Company's franchisees to receive their proceeds within 24 hours of the time the return is filed with the IRS or Revenue Canada. The Company anticipates that as many as 45% of the customers of the franchisees will utilize this service.

The procedure with respect to third party refund loans will generally be as follows:

- The customer's return is prepared;
- The customer completes a refund anticipation loan application (in which the taxpayer/borrower assigns the rights to the refund to the lending institution);
- The tax preparer or other office worker electronically transmits the customer's tax return to the franchisee of the Company's headquarters for filing with the IRS or Revenue Canada;
- Revenue Canada or the IRS acknowledge that the return is mathematically correct and Revenue Canada acknowledges that no government liens exist against the customer;
- Once approved by the IRS or Revenue Canada, the tax return is electronically messengered to the participating bank for final approval;
- Upon confirmation from the bank of a loan approval, the Company electronically advises the originating office of the approval; and
- The originating office prints out a check for the amount of the approved loan (the refund amount less bank charges and the return preparation fee, which includes an application fee), which can then be distributed to the customer.

Substantially the same procedures will be followed in Canada when the Company provides the loan directly, except that no third party approval of the loan will be required.

Typically within two to three weeks of the electronic filing, the IRS or Revenue Canada wires the refund amount directly to the lender. Fees for the loan and the preparation of the return are deducted from the check amount, thereby requiring no cash outlay by the taxpayer and assuring payment to the Company and its franchisees. The costs of writing off bad debt that may be incurred in the program are factored into the fees charged for the loans; however, the Company will make reasonable attempts to collect any unrecovered funds. See "Risk Factors--Dependence on Revenue from Refund Anticipation Loan Programs and Electronic Filings."

During the 2002 tax season, the Company had arrangements with the Bank of Montreal (for Canadian loans), Bank One (for U.S. loans) and First Bank of Delaware (for U.S. loans). The Bank of Montreal provided Liberty Canada with a C$12.750 million line of credit to fund refund loans. That facility expired in May 2002. The Company intends to renew that facility for the 2003 tax season. The line of credit will provide the funds by which Liberty Canada makes refund anticipation loans for its Company-owned territories generating revenues of 15% of the first C$300 loaned and 5% of the balance. (If the loan is made by a franchisee using Liberty Canada's line of credit, Liberty Canada will receive 48% of this revenue.) In addition, the Bank of Montreal has provided Liberty Canada with a C$1 million line of credit for working capital. That facility expired in May 2002. Both facilities bore interest at the Bank of Montreal prime rate plus .75% and guaranteed in part by the Company, and are guaranteed personally by Mr. Hewitt and by Mr. J. Gary Ibbotson, a major shareholder of the Company.

Training Programs and Other Ancillary Services. The Company provides training to franchisees. These sessions are devoted to operational aspects of the business. Training of franchisee employees with respect to tax law, policies and procedures and software use is provided by the franchisee after he or she has completed the Company's training. The Company does not train franchisee employees.

The Company will also offer certain ancillary services which will be covered by the initial fee paid by the customer, including audit assistance, tax return checking, taxation seminars and schools.

Growth Strategy

The Company intends to follow a growth strategy involving the establishment of both Company- and franchisee-owned territories and the eventual establishment of Company-owned territories. The Company intends to open 170 new franchise territories in the United States and 40 new franchise territories in Canada for operation during the 2003 tax season. The Company anticipates that growth of Canadian and United States operations will be through franchising: Liberty Canada expects to grant up to 34 new franchises and the Company expects to grant up to 200 new franchises prior to the 2003 tax season (not all of which will operate in the 2003 tax season).

The Company's ability to open Company-owned territories, and the size of the markets and the offices in which they are opened, will depend upon the Company's ability to generate funds through operations, to obtain financing or to attract additional capital, while the Company's ability to expand the franchise program will depend upon the Company's ability to support the franchising structure and to continue to attract desirable franchisees. There can be no assurance that the Company will be successful in any such endeavors. See "Risk Factors--Limited Operating History and Prior Year Losses," "--Need for Additional Financing," "--Competition" and "--Franchise Operations, United States Growth Limitation."

A second aspect of the Company's growth strategy involves achieving "critical mass" in most markets it enters, defined by the Company as having at least one open territory for every 200,000 residents in the market area. The Company believes that it is desirable to achieve this critical mass in order to provide efficient marketing and advertising programs, and to effectively develop market share. The Company intends to enter a particular market when it believes it can attain critical mass within one year. In some cases, the Company will have Company- or franchisee-owned territories in markets where critical mass may not be obtained. In those cases, the Company or the franchisee may have to invest additional cash and other resources to develop market share. As a consequence of the foregoing, the Company anticipates that it will seek to expand regionally rather than attempting to establish an immediate national presence.

As part of the Company's growth strategy, Company has made certain geographic areas in which the Company does not expect to be able to achieve significant franchise penetration in the near term available to master brokers who purchase the right to find, solicit and recruit franchise candidates within those geographic areas. For the year ended April 30, 2002, the Company sold 11 master brokerage territories and received total payments of $1,312,409 from the Master Brokers, and holds total notes receivable of $788,236 from the Master Brokers. See "Business – Franchise Operations – Franchise Fees, Royalties and Other Charges – United States".

Management Structure

Both Liberty Canada's and the Company's managerial control system is based upon a central office-regional management format. The central office is responsible for overall policy, advertising, marketing, training, software updating and franchising. Liberty Canada currently has two management offices in Canada and the Company has its management office at the Virginia Beach headquarters. As the Company's U.S. operations expand, the Company intends to implement its policies through regional and district managers (who will supervise groups of Company-owned territories) and franchise consultants (who will supervise groups of franchised territories). Each Company-owned territory will be overseen by a territory manager. Thereafter, the management structure will be implemented as the growth in the number of Company-owned and franchised territories requires.

Fees

The Company anticipates that revenues will be derived from (i) fees for tax preparation services, (ii) fees for electronically filing tax forms for non-customers, (iii) fees from customers for initiating tax refund loans (and possibly referral fees from lenders), (iv) fees and royalties from franchisees, (v) proceeds from selling purchased practices to franchisees and (vi) proceeds from selling Company-owned territories to franchisees.

The Company's fees for specific tax services will differ by region and by franchisee. The Company will provide franchisees with a listing of suggested prices for all tax preparation services provided by its offices. Franchisees, however, will have complete pricing autonomy. Company-owned territories will adhere to the price schedules which management recommends for their markets. The Company estimates that the average fee per tax return for the 2003 filing season will be approximately $120 in the United States and C$60 in Canada. For individuals who prepare their own returns or have them prepared elsewhere, the Company will charge a fee, currently C$30 in Canada and $35 in the United States, for the electronic filing of the return. The Company does not charge customers in Canada or the United States an additional fee for filing electronically if the Company prepares the return, nor does it anticipate charging interest or late fees.

The Company anticipates that it will charge customers a fee associated with refund anticipation loans. In the United States, the fee will approximate 2% of the loan. The Company anticipates having contractual relationships with several lending institutions that will provide funding and, in some cases, processing services for these loans. The Company anticipates that, for the 2003 season, it will provide its own processing services for most of these loans. The Company will also charge an application fee, which will be included in the tax return preparation fee paid by the customer. While the Company anticipates the application fee will range from $20 to $25, the actual amount of such fees will depend upon local competitive conditions, the level of bank fees actually charged and customer acceptance. In the United States, the franchisee will retain the application fee charged by the franchised territory and the Company will retain application fees charged by Company-owned territories. In Canada, the Tax Rebate Accounting Act limits the amount that a tax service provider or lender may charge for these loans: the taxpayer must receive not less than 85% of the first C$300 of the anticipated refund and 95% of the balance. Most of these loans are made by Liberty Canada franchisees under an arrangement where Liberty Canada funds the loan and receives a portion of the fee while the other portion of the fee is retained by the franchisees (franchisees may instead fund the loans themselves and pay royalties to Liberty Canada but it is expected that relatively few of the franchisees will request this arrangement).

Property

The Company leases its Virginia Beach headquarters, consisting of 14,451 square feet of office space, at a monthly rental of $17,934 (including heat and utilities). The lease expires in April 2005. Liberty Canada leases two management offices in Canada: the main office in Winnipeg, Manitoba, consisting of approximately 3,500 square feet, at a rent of C$2,525 per month, and a regional office in Toronto, Ontario, consisting of 2,622 square feet at a rent of C$6,650 per month. The Company owns four properties that house tax preparation offices. One office is located in Norfolk, Virginia, consists of approximately 600 square feet and was purchased at a cost of $243,199, including land. The second office is located in Depew, New York, consists of approximately 3,500 square feet and was purchased at a cost of $227,967, including land. The third office is located in Chattanooga, Tennessee, consists of approximately 2,982 square feet and was purchased at a cost of $106,980, including land. The fourth office is located in Leavittsburg, Ohio, consists of approximately 3,265 square feet and was purchased at a cost of $100,140. The Company has leased all of these offices to franchisees for operation during the 2003 tax season. The Company believes that these offices are adequate for its current needs. However, depending upon the expansion of the Company's operations, the Company may require additional office space for its headquarters and/or small amounts of space for its regional offices. In addition, the Company leases 28 office locations that are used for US and Canadian Company-operated territories.

The Company has established certain criteria for local tax preparation offices in the United States and Canada as follows: offices will typically have from 800 to 1,500 square feet of office space, and will be able to accommodate anywhere from three to ten desks. As with any retail operation, the location of an office will be important to its ultimate financial success. For this reason, the Company will maintain control over the site selection process for all offices (including franchisee operated offices) and will generally require that each office have good visibility from a major intersection or busy street, high foot traffic volume and proximity to shopping malls or other major food or clothing retailers (preferably discounters). For all locations, the Company will seek leases with terms that coincide with the tax season in order to reduce fixed costs.

The Company will also seek to place smaller offices in shopping malls through arrangements with large discount retail stores, similar to Liberty Canada's arrangement with Wal-Mart, or through kiosks or mall store sites. See "Business--General--Liberty Canada."

Franchise Operations

The Company expects to expand Liberty Tax Service franchise programs in Canada and the United States. The Company does not anticipate selling franchises in Quebec, however. The following discussion is a summary of the key features of the Company's franchise program. The program may change as it is implemented.

General. The Company will offer franchisees the right to operate in a specified geographic area. The initial term of the Company's standard franchise agreement will be for five years, with successive renewals exercisable at the option of the franchisee for additional five-year periods as long as the terms of the franchise agreement continue to be met. The Company does not expect it will limit the number of offices a franchisee may open in the franchisee's territory; however, franchisees will be required to obtain the Company's prior approval for each location and to keep at least one office location open throughout the year in each territory to ensure that customers in each territory have access to a tax preparer for matters relating to late filings or any questions they have regarding the prior or forthcoming tax year. Each franchisee will also be required to hold tax seminars, which will be offered to the general public to attract prospective seasonal tax preparers and to enhance name recognition in the market. (Canadian franchisees who executed franchise agreements before July 1997 are not required to maintain off-season hours or to provide tax seminars.)

The Company has been and intends to continue to be selective in its choice of franchisees. In addition to customary personal and financial background checks of a franchise candidate and interviews by management personnel, each franchise candidate will be required to successfully complete a week-long training course. At the conclusion of the course, management will make a final evaluation of the candidate and determine whether to accept the candidate as a franchisee.

Franchise Fees, Royalties and Other Charges.

United States. The Company's United States franchise fee structure depends upon the specific territory and the date that territory is applied for. For certain markets, the initial franchise fee was $10,000 per territory (until July 1, 2000). For territories in other markets and applied for prior to November 1, 1999, the initial fee was waived. From November 1, 1999, until June 30, 2000, the initial franchise fee was $10,000 per territory throughout the United States. From July 1, 2000, until June 30, 2001, the initial franchise fee was $12,500 per territory throughout the United States. Beginning July 1, 2001, the current initial franchise fee is $20,000 per territory throughout the United States. The Company intends to increase the initial franchise fee to $25,000 beginning December 1, 2002. The Company's franchise fees were lower prior to July 1, 2001, and were waived for some of the earliest franchisees. A security deposit ranging in price from $2,000 to $5,000 was required in most states. Each franchise fee or required deposit is assessed based on each geographic area licensed by the franchisee, rather than based on the number of office locations the franchisee operates. Security deposits received are recorded as a liability on the Company's balance sheet, and at April 30, 2002, the Company is holding a total of $588,537 in security deposits for both United States and Canadian franchisees.

The Company has entered into Master Brokerage Agreements in several regions throughout the United States. A Master Broker purchases the right to find, solicit and recruit candidates within a geographic area who are interested in operating a Company-franchised territory. The Master Broker is also responsible for providing on-going local support, day-to-day operational help and marketing advice to Company franchisees operating within the Master Broker's geographic area. The purchase price for a geographic area under a Master Broker Agreement is based on the population of the geographic area. The purchase price is computed using a range of $.12 to $.20 per person, with a minimum of $100,000. When the Company sells a territory located within a geographic area covered by a Master Broker Agreement, the Master Broker receives 50% to 70% of the associated collected franchise fee.

The Company charges franchisees a royalty. For new territories applied for after June 30, 2002, the royalty will be 14% of all revenue collected from all services and products offered, excluding sales tax ("Gross Receipts"), with a $5,000 minimum during the first year of operation and an $8,000 minimum during the second year of operation. For territories applied for before July 1, 2002, the Company charges a royalty that, in some cases, is less favorable to the Company. For territories located within a geographic area covered by a Master Broker Agreement, the Master Broker receives 50% to 70% of the associated collected royalty.

The Company also charges an advertising fee. The amount of the advertising fee charged is 5% of Gross Receipts. For new territories purchased before July 1, 2002, the advertising fee is not charged until the third tax season of operations.

Canada. Liberty Canada's franchise fee structure also depends upon the specific territory and the date that territory is applied for. For certain markets, the initial franchise fee is C$10,000 per territory. These markets include Winnipeg, Calgary, Edmonton and Vancouver. For territories in markets not included above and applied for prior to November 1, 1999, the initial franchise fee was waived. A security deposit was required for such territories as follows: for territories applied for prior to July 1, 1999, the required security deposit was C$2,000; for territories applied after July 1, 1999 but prior to November 1, 1999, the required security deposit was C$5,000. The security deposit will be refundable upon the expiration of the franchise agreement less amounts due to Liberty Canada provided that the franchisee was open for business by February 1 following the effective date of the franchise agreement. For territories applied for after October 31, 1999, and before July 1, 2001, the initial franchise fee was C$10,000 per territory throughout Canada. Beginning July 1, 2001, the initial franchise fee is C$12,500 per territory throughout Canada. The Company intends to increase the initial franchise fee to C$15,000 beginning January 1, 2003. Each franchise fee or required deposit is assessed based on each geographic area licensed by the franchisee, rather than based on the number of office locations the franchisee operates.

Liberty Canada also charges franchisees a royalty. For territories applied for after June 30, 2002, the royalty will be 14% of Gross Receipts, with a C$5,000 minimum during the first year of operation and an C$8,000 minimum during the second year of operation. For territories applied for before July 1, 2002, Liberty Canada charges a royalty that, in some cases, is less favorable to Liberty Canada.

Liberty Canada also charges an advertising fee of various amounts depending upon the terms of each franchise agreement. For new territories sold during or subsequent to 1999, the advertising fee charged is 5% of gross receipts beginning in the third tax season of operations.

General. In return for the fees paid, the Company or a Master Broker may provide some or all of the following products and services to its franchisees: (i) a minimum of five days of initial training in business operations, (ii) the use of the Company's tax return preparation software and regular updates to the software, (iii) a joint advertising program which will be funded through the advertising fees paid by both franchisee and Company operated offices, (iv) annual tax training programs which assist franchisees in training seasonal tax preparation employees, (v) standardized operating manuals, (vi) field support in the areas of management, systems, software and questions regarding tax return preparation, and (vii) access to the Company's refund anticipation loan program. Franchisees will be subject to a quality control system to be developed by the Company, which will include statistical measurements, office visits and customer interviews by Company personnel.

The Company also charges franchisees an advertising assessment, except in the case of a new territory's first and second years of operation. In all other cases, the advertising assessment charged is 5% of Gross Receipts.

From time to time, the Company is required to terminate franchisees because of their failure to perform. Some of the reasons for termination involve the failure to open offices as required, the failure to follow the Company's system or other requirements, or low tax return volume. The Company has terminated a total of 59 United States franchisees, all since the end of the 2000 tax season, and has terminated a total of 86 Canadian franchisees. Most of the Canadian terminations relate to franchises that existed prior to the Company's acquisition of its original 60% interest in Liberty Canada.

Regulation of Franchise Operations. The Company's United States franchising activities are subject both to federal and state laws and regulations. Federal law and rules require a franchisor to give all prospective franchisees disclosure about the nature of the franchise investment in the form of an offering circular on the earlier of (i) the first personal meeting, (ii) 10 business days before any binding agreement is signed, or (iii) 10 business days before any consideration is paid. The offering circular may be prepared in accordance with the format designated by the North American Securities Administrators Association called the Uniform Franchise Offering Circular ("UFOC"). In addition, at least five business days before signing any binding agreement, the franchisor must provide the prospective franchisee with a franchise agreement that reflects the specific terms on which the franchisee will be licensed to do business. There is no private right of action available to franchisees and prospective franchisees under the federal rules. Franchisees who claim violations must bring their complaints to the Federal Trade Commission. Violators are subject to civil penalties of up to $10,000 per violation.

Federal law and rules govern franchisor conduct in all states. In addition, California, Hawaii, Illinois, Indiana, Maryland, Michigan, Minnesota, New York, North Dakota, South Dakota, Virginia, Washington and Wisconsin have enacted state franchise laws. Federal law and rules permit state laws to govern franchising if they provide protection that is greater than or equal to that provided by federal law and rules. Most of these state laws require franchisors to provide specific disclosure to franchisees, generally in the UFOC format document or a format very similar to the UFOC format.

Most state laws provide franchisees with a private right of action, in addition to administrative penalties, if a franchisor fails to comply with a state's franchising laws. Moreover, some states, like California, have laws that govern the relationship between franchisor and franchisee after the franchise agreement is signed, such as laws that (i) mandate "notice" and "right to cure" periods before termination,

(ii) restrict the grounds for termination without the opportunity to "cure" a default, and (iii) restrict the franchisor's ability to enforce agreements not to compete with the franchisor following termination.

Both the federal rules and the UFOC format require a franchisor to update its offering circular to include new financial statements and in the event of material changes, such as significant changes in financial condition, changes to major fee structures, or a change in the business opportunity being offered.

There are no federal franchise laws in Canada. Alberta has provincial laws requiring use of a disclosure document similar to the UFOC format document. The Company provides every potential Canadian franchisee with a disclosure document.

Loans to Franchisees

From time to time, the Company extends financing to certain franchisees for initial franchise fees, cash advances for working capital and/or the purchase of Company-owned stores. The financing is in the form of promissory notes payable to the Company. The notes carry interest at an annual rate of 12% and are personally guaranteed by the franchisee and/or the owner of the franchise. At April 30, 2002, the aggregate amount due to the Company from franchisees for such financing is $8,121,765, including accrued interest. Any failure by the franchisees to pay such amounts, if the amounts are not recoverable by us through other means, could have a material adverse affect on the Company. A total of 33 franchisees have been or are currently in default to the Company. The Company restructured the debt of 15 franchisees, and purchased the territories of 14 others. As of July 1, 2002, 4 franchisees remain in default, and owe the Company a total amount of $648,940.

In order to make additional financing available to its franchisees, the Company has entered into an arrangement with TLC, LLC, a third party lender which provides lease-based financing to franchisees. The Company has agreed to guaranty these franchisee obligations, up to an aggregate maximum of $3 million. In order to secure its obligations to TLC, the Company is required to escrow cash with a third party escrow agent, against which TLC can draw if the Company fails to meet its guaranty obligations. At April 30, 2002, the Company had deposited approximately $200,000 in this escrow account, which is shown as restricted cash on the Company's balance sheet. Under the terms of its agreement with TLC, the Company's obligations to escrow cash may increase to as much as $500,000. Under the TLC agreement, the minimum escrow amount is $100,000.

Tax Return Preparers

The Company and its franchisees will utilize the services of part-time tax preparers. The bulk of these preparers will be hired by franchisees for the January through April tax season with the number of preparers at any given time being adjusted to the demands of that office. Peak employment is expected to occur in February. The Company anticipates that a typical office will increase the number of tax preparers from as few as one during the off-season to as many as ten during the peak of tax season. See "Risk Factors--Business Is Highly Seasonal" and "--Need for a Large Pool of Low Cost Seasonal Labor."

The Company anticipates that its tax preparers will be individuals seeking to supplement their incomes and who have flexible schedules, such as retirees, undergraduate and graduate students and part-time employees of other firms. The Company anticipates that many of its seasonal employees will have had prior experience with other tax return service companies, and further anticipates recruiting persons taking the Company's tax preparation training programs. See "Business--Training Programs."

Although wages will vary depending on an office's regional location, the Company expects that the average wage for seasonal tax preparers will be approximately $6 per hour (C$6), increasing by 2-3% a year for each year of service. Tax preparers will also typically receive 5% of the gross dollar volume they generate as a bonus paid on April 30, effectively giving most preparers the ability to earn from $8 to $15 (C$8 to C$15 in Canada) an hour.

Regulation

In the United States, the tax return preparation industry is regulated by the Internal Revenue Code and its associated regulations. These laws and regulations govern the preparation of tax returns and the subsequent electronic filing of tax returns. See "Risk Factors.- Future Availability of Electronic Filing" The IRS may refuse to grant an EFIN if a principal was assessed a tax preparer penalty, been convicted of an IRS or monetary crime, failed to file a tax return or pay taxes, or cannot pass an IRS background suitability check. Revenue Canada has promulgated similar regulations regarding electronic filing and discounting. In order to operate non-franchised offices in Canada, Liberty Canada must obtain E-File numbers for each office. The electronic filing of tax returns is essential to this Company. To the extent that the Company or its subsidiaries are unable to obtain electronic filing numbers, and the associated ability to file tax returns electronically, operations will be severely impaired and purchasers could lose some or all of their investment in the Company.

States also have laws and regulations governing the preparation of state tax returns. Most states have regulations regarding the electronic filing of tax returns. However, many states accept federal suitability testing, so if a franchisee can obtain an EFIN from the IRS they can file many state returns electronically as well.

Both United States law and Canadian law require income tax return preparers, among other things, to identify themselves as paid preparers on all tax returns which they prepare, to provide customers with copies of their tax returns and to retain copies of the returns they prepare for three years. Failure to comply with these requirements may result in the imposition of penalties. The laws also provide for assessment of penalties against a preparer who (i) negligently or intentionally disregards federal tax rules or regulations, (ii) takes a position on a tax return which does not have a realistic possibility of being sustained on its merits, (iii) willfully attempts to understate a taxpayer's tax liability or (iv) aids or abets in the understatement of such tax liability. In addition, several states of the United States have enacted or are considering enactment of legislation which would regulate tax return preparers. The Company does not carry errors and omissions insurance to cover any penalties that may be imposed. See "Risk Factors--Insurance Coverage."

The Company will be subject to regulation in connection with its franchise operations in the United States and in the Province of Alberta, Canada (see "Business--Franchise Operations--Regulation of Franchise Operations" and "Risk Factors--Regulation of Franchise Operations"). In addition, refund anticipation loan programs and proprietary schools (such as the Company's proposed tax training programs) are regulated in some states. See "Risk Factors--Government Regulation."

Competition

The tax return preparation and electronic filing business is highly competitive. The Company believes that its competition will come primarily from three sources: (i) large return preparation services such as H&R Block and Jackson Hewitt, (ii) numerous small or seasonal tax preparation services, including accounting and law firms, and (iii) individuals who prepare their own returns. Many of the firms offering tax preparation services, and many firms not otherwise in the tax preparation business, provide electronic filing and refund loan services to the public. In particular, both H&R Block and Jackson Hewitt have programs, including refund anticipation loan programs, that are substantially similar to those the Company proposes to provide. Commercial tax return preparers and electronic filers are highly competitive with regard to price, service and reputation for quality. This competitiveness may restrict growth opportunities for the Company and the prices the Company can charge for its services.

H&R Block dominates the industry. As of July 30, 2001, the date of filing of its most current annual report on Form 10-K, H&R Block reported that it had 10,450 offices in operation in the United States, Canada, Australia and Europe as of April 30, 2001, the end of its most recent fiscal year. In the United States alone, H&R Block operated 9,072 offices, of which 4,012 were owned by franchisees. H&R Block also estimated that during its fiscal year ended April 30, 2001, it served approximately 17.6 million taxpayers in the United States, and prepared approximately 16,442,000 individual United States income tax returns (of which approximately 81% were filed electronically), constituting about 14% of the IRS's estimate of total United States individual income tax returns filed as of April 30, 2001. According to an H&R Block press release, H&R Block prepared approximately 18,100,000 returns as of April 30, 2002. In addition, as of that date H&R Block operated 944 offices in Canada, and filed approximately 1,752,000 Canadian returns with Revenue Canada during the fiscal year ended April 30, 2001. Because of its size, widespread name recognition and the availability of capital to it, the Company believes that H&R Block will offer formidable competition to the Company's efforts to establish and expand its tax return preparation business.

Jackson Hewitt, which is owned by Cendant Corp., is the second largest provider of retail income tax preparation services in the United States. As of April 1, 2002, the date of filing of Cendant's most current annual report on Form 10-K/A, Cendant Corp. reported that Jackson Hewitt had approximately 3,800 franchised and company-owned offices in 47 states. Cendant also reported that Jackson Hewitt filed 2,200,000 tax returns in 2001. In a press release dated May 16, 2002, Jackson Hewitt announced that they had prepared more than 2,500,000 tax returns during tax season 2002 at its more than 3,800 locations. Although Jackson Hewitt has no operations in Canada, the Company believes that once the Company is able to establish a broader base of offices in the United States, Jackson Hewitt will offer competition in many of the markets which the Company will seek to enter.

Recent and Prospective Acquisitions and Sales

During Fiscal 2002, and as of the date of this Circular, the Company purchased a total of 41 existing franchised territories and one independently owned tax practice in a number of jurisdictions. Aggregate purchase price, terms and prior year return volume are as follows:

Purchase Price	Cash Paid at Closing	Notes Payable to Seller	Forgiveness of Company Debt	Prior Year Return Volume
$2,704,673	$95,150	$263,876	$2,345,647	17,195

As of the date of this Circular, the Company resold to franchisees 31 existing franchised locations and one independently owned tax practice. The aggregate sale price and terms are as follows:

Sale Price	Cash Received at Closing	Notes Payable to Company
$1,395,617	$171,181	$1,224,436

Litigation

On January 31, 2000, the Company and thirteen of its franchisees filed suit in the U.S. District Court for the Eastern District of Virginia, Norfolk Division against H&R Block. The Company and its franchisees alleged that H&R Block engaged in false advertising through the use of advertising which promoted their refund anticipation loan as a product which allows the customer to "Spend more quality time with your refund", gives to the customer a "Rapid Refund", the "refund amount" or "a check in the amount of your refund", without disclosing that the product at issue is a bank loan less fees. H&R Block denied the allegations. However, on February 17, 2000, shortly after the beginning of a hearing on the Company's Motion for Preliminary Injunction filed in this case, H&R Block agreed in a Consent Order to discontinue the advertising in question. In November 2000, a trial of this case was conducted and on February 23, 2001 the district court issued an Opinion and Order and then issued a Corrected Circular Opinion and Order on March 7, 2001. The Court ruled that H&R Block had willfully, maliciously, and in bad faith committed false advertising in violation of the Lanham Act and had violated an IRS regulation, which requires that refund anticipation loans clearly be advertised as loans. The Court awarded $506,477 in damages, plus costs and attorney's fees in the amount of $314,898.69. The Court also entered a permanent nationwide injunction against H&R Block requiring their future refund anticipation loan advertisements to (1) be in compliance with IRS regulations; (2) not refer to a loan as an "advance", "refund amount", or a check in the "amount of your refund", unless prominently and clearly stating that the product is a "loan"; and (3) not use the term "Rapid Refund" in connection with a loan.

H&R Block appealed the district court's ruling on several grounds. On January 10, 2002, the Fourth Circuit Court of Appeals affirmed in part, vacated in part, and remanded in part the district court's ruling. First, the appeals court upheld the finding that H&R Block had committed false advertising and had done so willfully, maliciously and in bad faith, and in violation of IRS regulations, which prohibit misrepresenting loans as refunds in advertising. As such, the appeals court upheld in its entirety the award of $314,898.69 in attorney's fees and costs, which H&R Block paid to the Company with interest in February 2002. The appeals court vacated the third prong of the nationwide permanent injunction against use of "Rapid Refund", holding that the first two prongs of the injunction, which H&R Block did not challenge on appeal, sufficiently barred H&R Block from ever again misrepresenting loans as refunds in advertising. And finally, the appeals court held that the $506,477 damage award had been calculated in an incorrect manner and sent that issue back down to the district court to recalculate. A ruling from the district court as to the new amount of damages that it will award has not yet been issued.

In addition, the Company has been involved in litigation normally incident to the business affairs of the Company. Management believes that this litigation, neither individually nor in the aggregate, is likely to materially adversely affect the company or its financial condition.

Outstanding Indebtedness

Indebtedness of the Company

The Company has both term and line of credit indebtedness, and has substantial repayment obligations under certain of the indebtedness over the next several years.

In 2001, the Company received a $2 million subordinated loan from Envest, which is secured by the Company's assets. Under this loan, the Company must make quarterly interest payments at 12%, and must pay the loan in full in July 2005. In addition, in conjunction with the making of this loan, the Company issued a warrant to purchase 46,340 shares of Class A Common Stock to Envest, which are exercisable by Envest for nominal consideration until July 30, 2008. Envest is entitled to put the Shares underlying this warrant to the Company and require the Company to repurchase those Shares beginning July 30, 2004. If Envest elects to exercise this put right, the Company will be obligated to acquire the warrant or the exercised Shares for a price calculated in accordance with a separate agreement to which Envest and the Company are parties. This price would be established according to a formula that takes into account a calculated current value of the Company as of the end of the calendar quarter preceding the event giving rise to the put.

The Company is indebted to SunTrust under both a $2 million line of credit and a $1.4 million term loan. The line of credit expires on July 31, 2002, and is expected to be renewed by the Company. The Company is negotiating to increase the maximum amount of that line of credit. The term note is secured by certain notes receivable held by the Company, and is payable in principal installments of $500,000, $500,000 and $400,000 in February 2003, 2004 and 2005, respectively. The term note bears interest at LIBOR plus 1.85%, and the line of credit bears interest at LIBOR plus 2.25%.

The Company has a contractual obligation to Orrtax to pay the remaining balance of is obligations for the perpetual license for the Orrtax software. These remaining payments total $2.7 million, and are payable $700,000 on March 1, 2003, $1,000,000 on March 1, 2004 and $1,000,000 on March 1, 2005.

In April 30, 2002, the Company had no remaining balance outstanding under its line of credit with the Bank of Montreal, which is used to fund Canadian operations during the tax season. That line of credit has now expired, but the Company expects to obtain a similar line of credit for the 2003 and subsequent tax seasons.

The Company also has other obligations and indebtedness, including its guaranty obligations to TLC, obligations incurring in connection with the acquisition of acquired tax practices, which aggregated approximately $514,000 as of April 30, 2002, and mortgage obligations incurred in the ordinary course, which aggregated approximately $260,000 at April 30, 2002.

Restrictive Loan Covenants

Under the Company's loan agreement with Envest, the Company is subject to certain covenants that may restrict the Company's ability to borrow funds in the future. Among other requirements, the Company must obtain Envest's written consent in order to incur any additional debt, excluding:

- a line of credit in an aggregate principal amount not to exceed $6 million and/or any letter of credit relating to any guaranty on behalf of Liberty Canada;

- subordinated indebtedness in an aggregate principal amount not to exceed $2 million, provided that such subordinated indebtedness is obtained by the Company on substantially similar terms and conditions as the Envest Loan, and is subordinate to the Envest Loan;

- trade payables incurred in the ordinary course of business;

- purchase money indebtedness incurred in connection with the acquisition of tax practices or other businesses;

- indebtedness incurred to acquire equipment or other goods on a purchase money basis, secured only by a lien against the asset acquired;

- indebtedness incurred for capitalized lease obligations, which shall not exceed $300,000 in the aggregate; and

- indebtedness secured by real estate of Borrower in a principal amount less than the fair market value of the property secured.

Additionally, the Company must obtain Envest's written consent in order to guarantee the indebtedness of Liberty Canada if such indebtedness is not required to be repaid in full by June 30 of each year, or if such indebtedness exceeds the following limits:

- $11,240,000 until June 30, 2003
- $12,430,000 until June 30, 2004
- $14,870,000 until June 30, 2005

Lastly, the Company must obtain Envest's written consent to guarantee the obligations or indebtedness of the Company's franchisees, except in the case of guarantees made in the normal course of business and not exceeding $3,000,000 in the aggregate.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Overview

The Company was a development stage company during 1997 and an expansion stage company during subsequent years. On September 1, 1997, four months into Fiscal 1998, the Company purchased a 60% ownership of the Tax Depot Inc., a Canadian income tax preparation franchiser. Tax Depot, Inc. was subsequently renamed Liberty Tax Service, Inc. In October, 2001, the Company purchased the remaining 40% ownership of Liberty Tax Service, Inc. The Company's financial information reflects a variety of charges and the Company's rapid growth, as evidenced by the following:

- Prior to the 2000 tax season, the Company bought 11 franchise territories in the United States and resold all of those territories to other franchisees, and also bought 5 existing tax preparation businesses and resold all of those businesses to franchisees. The Company awarded 416 new franchise territories (not all of which operated during the 2000 season) and sold 19 Company-owned territories to franchisees. A total of 184 territories operated in the United States during the 2000 tax season. In Canada, Liberty Canada awarded 52 new franchise territories and opened four new Company-owned territories. Liberty Canada also terminated 73 franchise territories. A total of 221 territories operated during the 2000 tax season.

- Prior to the 2001 tax season, the Company bought 15 franchised territories and 2 independently owned tax practices in the United States and resold 6 of the franchised territories and both of the independently owned tax practices to other franchisees. The Company awarded 275 new franchise territories (not all of which operated during the 2001 tax season). A total of 256 territories operated in the United States during the 2001 tax season. In Canada, Liberty Canada awarded 49 new franchise locations (not all of which operated during the 2001 tax season). A total of 217 territories operated in Canada during the 2001 tax season.

- Prior to the 2002 tax season, the Company bought 28 franchised territories and 1 independently owned tax practice in the United States. The Company sold 18 Company-owned territories and the independently owned tax practice to franchisees. The Company awarded 492 new franchise territories (not all of which operated during the 2002 tax season). The Company also entered into 9 Master Broker Agreements. A total of 351 territories operated in the United States during the 2002 tax season. In Canada, Liberty Canada awarded 27 new franchise territories (not all of which operated during the 2002 tax season). A total of 198 territories operated in Canada during the 2002 tax season.

- Prior to the 2003 tax season and as of the date of this Circular, the Company bought 6 franchised territories in the United States. The Company sold 4 Company-owned territories to franchisees. The Company has awarded 44 new franchise territories (not all of which will operate during the 2003 tax season). The Company estimates that a total of 496 territories will operate in the United States during the 2003 tax season. Liberty Canada has awarded 12 new franchised territories (not all of which will operate during the 2003 tax season). The Company estimates that a total of 220 territories will operate in the Canada during the 2003 tax season.

Results of Operations

Total Revenue. Total revenue for Fiscal 2002 was $17,934,867 compared to $10,714,825 in 2001. 22.3% of the Company's Fiscal 2002 revenue was attributable to Liberty Canada compared to more than 31.1% for Fiscal 2001. In an effort to build brand name recognition and to attract new franchisees and customers, the Company spent $3,026,411 on advertising expenses for the period ending April 30, 2002. These advertising expenses included advertising production costs, Canadian and United States franchise opportunities, and advertisements for tax return preparation during the tax season.

Revenues from tax return preparation, bank product and tax discounting fees were $5,437,457 in 2002 and $2,792,455 in 2001. Royalties and advertising fees from franchisees, net of royalty concessions, were $6,779,543 in 2002 and $3,183,583 in 2001. A significant portion of this revenue is attributed to Liberty Canada.

The Company's income included net gain on the sale to franchisees of Company-owned locations in the amount of $89,563 in 2002 and $144,737 in 2001. The remainder of the other income and expenses included interest income from investment instruments of $957,709 in 2002 and $511,163 in 2001, interest expense of $662,371 in 2002 and $324,701 in 2001, and miscellaneous net expenses of $182,832 in 2002 and $14,607 in 2001.

Total Expenses. Operating expenses, including selling, general and administrative expenses increased to $16,664,345 in Fiscal 2002 from $10,760,285 in 2001, primarily from increased start up operations in the United States.

Operating Income. Profits from operations in Fiscal 2002 were $1,270,522 versus losses of $45,460 in 2001. This was due primarily to continued expansion of operations in the United States, where the Company began staffing up in earlier years for future expansion. During Fiscal 2002, the Company purchased 1 existing tax preparation business for a total of $10,511. This business, as well as 31 Company-owned territories, were sold to franchisees for a total of $1,395,617. Additionally, 171 new franchised territories operated during the year. During Fiscal 2001 the Company bought 55 existing franchised territories and 2 independently owned tax preparation businesses of varying sizes for a total of $1,284,644 and sold to franchisees both of the independently owned locations as well as 37 Company-owned territories. These 37 locations were sold for a total of $779,500. Additionally, 142 new franchised territories operated during the year.

Liquidity. The Company has experienced and will continue to experience significant fluctuating demands on its working capital due to actual and anticipated growth. On April 30, 2002, the Company had cash and restricted cash of $1,857,433, which was a $372,675 net decrease from the previous year. The decrease in cash and restricted cash in Fiscal 2002 was due, in part, to the following significant events in Fiscal 2002: an increase in receivables of $3,725,902, asset purchases of $538,215, expenses of $309,176 arising out of internal software development, and repayment of $3,600,102 of debt.

The Company's liquidity is impacted by six loans or debt-related obligations. See "Business-Outstanding Indebtedness". The Company has a line of credit at SunTrust Bank in the amount of $2 million for working capital purposes (the "SunTrust Loan"). The SunTrust Loan expires July 30, 2002. The Company expects to renew the SunTrust Loan upon expiration. The Company is also seeking to increase its borrowing limit under the SunTrust Loan. Pursuant to the current terms of the SunTrust Loan, the SunTrust Loan must be paid down to zero for at least thirty days each year.

Liberty Canada had two lines of credit at the Bank of Montreal in the aggregate amount of C$13,750,000, which were used for Liberty Canada's refund anticipation loan funding and working capital purposes. These lines of credit expired in May 2002. Liberty Canada intends to renew both lines of credit. However there can be no assurance that they will be available on terms favorable to the Company. The Company does not have a line of credit at any other banking establishment.

The Company is indebted to Envest pursuant to the Envest Loan. See "Risk Factors--Risks Associated with Outstanding Indebtedness" and "Business-Outstanding Indebtedness".

The Company is also indebted to Orrtax Software, Inc. in the aggregate amount of $2,700,000.

The debt is the result of the Company's purchase of a perpetual license to modify and use a tax preparation software program. Payments are due as follows: $700,000 on March 1, 2003, $1 million on March 1, 2004 and $1 million on March 1, 2005. If the Company cannot generate sufficient cash from operations or future offerings of debt or securities to pay the debt when it becomes due, or renegotiate the payment terms, the Company may be subject to various remedies that would have a material adverse affect on the Company. See "Risk Factors – Risks Associated with Purchased Software License."

The Company's liquidity is also affected by the requirement that it maintain an escrow account to secure a portion of its potential obligation to TLC with respect to lease-based credit extended by TLC to certain of the Company's franchisees. The Company's maximum exposure under this arrangement with TLC is $3 million, and the Company may be obligated to deposit as much as $500,000 in escrow, depending on the outstanding balance of TLC's financing to franchisees.

Beginning in July 2004, when the Envest right to put its warrant (or the Shares underlying its warrant) to the Company matures, the Company may have additional liquidity needs to the extent necessary to satisfy this put obligation. See "Business-Outstanding Indebtedness-Indebtedness of the Company."

Management believes that, for the short term, current assets are sufficient to satisfy current liabilities without the need for additional capital and management does not anticipate any further private offerings or equity in order to raise capital. However there can be no assurance that additional financing will not be needed or, if needed, that it will be available on terms favorable to the Company. See "Risk Factors--Need for Additional Financing."

Recent Accounting Pronouncements

In July 2001, the Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 141, *Business Combinations*, which requires the purchase method of accounting be used for all business combinations initiated after June 30, 2001. The Company also adopted certain provisions of SFAS No. 142, *Goodwill and Other Intangible Assets*, as required for goodwill and intangible assets resulting from business combinations consummated after June 30, 2001. The Company acquired the remaining 40% interest in the Canadian Subsidiary effective October 31, 2001. Goodwill acquired in this purchase business combination, which was completed before SFAS No. 142 was adopted in full, has not been amortized. Goodwill and intangible assets acquired before July 1, 2001 were amortized and tested for impairment in accordance with the appropriate pre-Statement 142 accounting literature. On May 1, 2002, the Company fully adopted the provisions of SFAS No. 142 and ceased amortization of goodwill. A transition impairment analysis will be completed during fiscal year 2003.

Seasonality

The operations of the Company are seasonal in nature, reflecting the concentration of the Company's business during the first four months of each calendar year. This seasonality causes extreme fluctuations in the Company's revenues.

MANAGEMENT

Directors and Executive Officers

The following sets forth certain information regarding the Company's directors and executive officers.

Name	Age(1)	Position with the Company
John T. Hewitt	53	Chairman of the Board of Directors, Chief Executive Officer and President
Martha O'Gorman	44	Vice President of Marketing
Donna Halligan	50	Vice President of Franchise Operations and Secretary
Kathleen Curry	39	Vice President of Legal
Raymond A. Dunn, II	42	Vice President of Corporate Development
Charles N. Lovelace	49	Vice President of Franchise Development
Timothy J. Robinson	40	Chief Financial Officer
Mark C. Johnson	45	Vice President of Area Development
Steven Sardo	43	President, Liberty Canada
George Robson	55	Director
Gary Golding	45	Director
Steven Lepkowski	40	Director
Ross Longfield	61	Director
James Davis	52	Director
Steven Ibbotson	40	Director

(1) At July 1, 2002.

John T. Hewitt has been Chairman of the Board of Directors, Chief Executive Officer and President of the Company since its formation in 1996. Before that, he was the founder of Jackson Hewitt, where he served as Chairman of the Board of Directors and Chief Executive Officer from 1982 (and President from 1986) to 1996. During Mr. Hewitt's tenure, Jackson Hewitt grew from six offices to over 1,300 offices. From 1970 through 1981, Mr. Hewitt was employed by H&R Block, becoming a Regional Director in charge of over 200 offices in Pennsylvania, New Jersey and Delaware. Together with his father, Daniel J. Hewitt, Mr. Hewitt created "Hewtax," the basic tax return preparation software used by Jackson Hewitt.

Martha O'Gorman has been Vice President of Marketing of the Company since its formation in 1996. From 1989 through 1996, Ms. O'Gorman served as Director of Communications for Jackson Hewitt. Before that, Ms. O'Gorman was a partner in an advertising firm in Virginia Beach, Virginia.

Donna Halligan has been Vice President of Franchise Operations and Secretary of the Company since its formation in 1996. From 1994 to 1996 she was employed by Jackson Hewitt as Director of Training and Director of Franchisee Operations. Prior to joining Jackson Hewitt's headquarters operation, Ms. Halligan owned and operated six Jackson Hewitt franchise offices in the Syracuse, New York territory from 1987 to 1994. Before that, Ms. Halligan operated an independent tax preparation firm and worked for H&R Block for five years as a tax preparer.

Kathleen Curry has been Vice President of Legal of the Company since July 1997. From 1992 through 1995, Ms. Curry served variously as Corporate Attorney, Director of Tax and Software and Regional Director for Jackson Hewitt. For a brief period during the latter part of 1995 and early part of 1996, Ms. Curry served as a Product Manager for Best Programs, Inc.

Raymond A. Dunn, II has been the Vice President of Corporate Development since May 2000. From June 1999 until November 2000, Mr. Dunn was the Company's Chief Financial Officer. From August 1994 until June 1999, Mr. Dunn worked for InfiNet Company in Norfolk, Virginia in the varying capacities of Director of Business Development, Director of Product Development and Controller & Business Manager. From November 1983 until July 1994, Mr. Dunn provided business consulting services as a Certified Public Accountant.

Charles N. Lovelace has been the Vice President of Franchise Development since May 2000. He also served in the same position from April 1999 to December 1999. From April 1991 until March 1999, Mr. Lovelace was the President of Junior Achievement of Greater Hampton Roads Inc. in Norfolk, Virginia. He is resigning in order to become a Company franchisee.

Timothy J. Robinson has been Chief Financial Officer since December 2000. From August 1999 until December 2000 Mr. Robinson was Assistant Chief Financial Officer. From 1998 to 1999 Mr. Robinson was a Division Controller for Pembroke Enterprises in Virginia Beach, Virginia and from 1994 to 1998 he was Controller for Virtexco Corp. in Norfolk, Virginia. From 1990 to 1994 Mr. Robinson owned Jackson Hewitt franchises in Los Angeles, California and was employed by Jackson Hewitt from 1992 to 1994 as a field consultant and later a regional director.

Mark C. Johnson has been the Vice President of Area Development since June 2001. From March 2000 to May 2001 Mr. Johnson was Assistant Vice President of Franchise Development. From February 1999 until February 2000, Mr. Johnson was an independent business consultant. Mr. Johnson served as a Senior Franchise Development Representative for Jackson Hewitt.

Steven Sardo became President of Liberty Tax Services in Canada in April 1998. From October 1995 to April 1998, Mr. Sardo was President and co-founder of Save-Smart Insurance & Financial Services Inc. Mr. Sardo was Vice President of Marketing for Mainway Insurance Brokers Ltd. from January 1992 through October 1995.

George Robson has been a Director since April 1999. Mr. Robson is currently retired. He served as the Chief Financial Officer for Dendrite International, a sales and software concern in Morristown, New Jersey from June 1997 until June 2002. Mr. Robson was the Chief Financial Officer for H & R Block in Kansas City, Missouri, from January 1996 until May 1997, and held the same title and position with Unisys Corp. in Blue Bell, Pennsylvania from January 1990 until December 1995.

Gary Golding has been a Director since October 2000. Mr. Golding has also served as a General Partner with Edison Venture Fund in Lawrenceville, New Jersey since October 1997. Edison Venture

Fund holds a significant equity investment in the Company. Mr. Golding was a General Partner with CEO Venture Fund in Pittsburgh, Pennsylvania from October 1985 until October 1997.

Steven Lepkowski has been a Director since June 1999. Since October 1984 until the present, Mr. Lepkowski has also served as a Marketing Manager for Texas Instruments in Dallas, Texas.

James Davis has been a Director since June 1999. Since May 1977 until the present, he has also served as a mathematician for the Federal Aviation Administration in Pomona, New Jersey.

Steven Ibbotson has been a Director since June 1999. Since September 1997 until the present, he has also served as a General Manager for Farm Business Consultants in Calgary, Alberta. From September 1995 until September 1997, he served as a General Manager-Western Canada for Farm Business Consultants also in Calgary, Alberta. From September 1993 until September 1995 he served as Director of Marketing for the same employer in London, Ontario.

Ross Longfield has been a Director since February 2002. He is currently retired after serving in a variety of executive positions for Beneficial Corporation and subsequently Household International, Inc., which acquired Beneficial Bank. From June of 1998 until December 2000, he was Managing Director of Household Retail Services. From June of 1992 until December 2000, he was Chief Executive Officer of Beneficial National Bank USA. From June of 1982 until December 2000, he served as Chief Executive Officer of Beneficial Tax Masters. From June 1997 until June 1998, he was Executive Vice President of Beneficial Management Corporation. From June 1994 until June 1997, he served as Senior Vice President of Beneficial Management Corporation.

All directors are elected at the annual meeting of stockholders for a term of one year, and will hold office until their successors are elected and duly qualified. See "Description of Capital Stock--General" for a description of the rights of holders of each class of Common Stock with respect to the election of directors. Directors receive no cash compensation for serving as directors. The Board of Directors may, from time to time, authorize the award of options to directors to purchase Company common stock in an amount and at a price determined by the Board of Directors. To date, each outside director has been awarded 6,000 options, except for Gary Golding, who has been awarded 4,000 options and Ross Longfield, who has been awarded 2,000 options. All officers serve at the discretion of the Board of Directors.

Certain Relationships and Related Transactions

The Company has made loans to an officer. Creative Management Systems, Inc. (CMS) owns 9 franchised territories (2 of which operated during the 2002 tax season). CMS is controlled by Charles N. Lovelace. The Company financed CMS' purchase of the franchised territories and advanced operating funds to CMS. The Company has also bought 7 franchised territories previously owned by CMS for an aggregate amount of $340,000. As of the date of this Circular, total financing and advances equaled $1,181,835, total repayments (including 12% interest) equaled $735,370, and the balance outstanding equaled $446,465. The Company anticipates that it will continue to make loans to CMS. The Company has not made any loans to directors. The Company has made loans to Liberty Canada. As of the date of this Circular, the total amount due from Liberty Canada is $1,857,790, including 12% interest. All amounts due from Liberty Canada are expected to be collected by April 30, 2006.

Since May 1, 2000, the Company also borrowed from certain of its officers, directors and certain shareholders in order to meet liquidity needs. The last of these loans was repaid in June 2001. All of the loans bore interest at the rate of 12% per annum, and with respect to a number of the loans, the Company granted warrants to purchase Class A Common Stock, at an exercise price of $12.50 per share. Details of these affiliate loans are included in the following table:

Lender	Loan Amount	Interest Rate	Repayment Date	Warrants Granted	Exercise Price
John T. Hewitt	$607,063	12%	February 28, 2001	12,141	$12.50
Steven Lepkowski	$100,000	12%	August 29, 2000	N/A	
Steven Lepkowski	$125,000	12%	February 22, 2001	2,500	$12.50
Steven Lepkowski	$50,000	12%	June 29, 2001	N/A	
J. Gary Ibbotson	$100,000	12%	August 29, 2000	N/A	
Raymond A. Dunn, II	$64,071	12%	February 28, 2001	1,281	$12.50
Timothy J. Robinson	$89,751	12%	February 28, 2001	1,795	$12.50
Martha O'Gorman	$29,661	12%	February 28, 2001	593	$12.50
Kathleen Curry	$28,145	12%	February 28, 2001	563	$12.50
Charles N. Lovelace	$31,533	12%	February 28, 2001	631	$12.50

Executive Compensation

Remuneration of Directors and Officers

The aggregate annual remuneration of each of the three highest paid persons who were officers or directors during Fiscal 2002 was as follows:

Name of Individual	Capacity in which Remuneration was Received	Aggregate Remuneration	
		Cash	Class A Common Stock Options
John T. Hewitt	Chairman of the Board of Directors, Chief Executive Officer and President	$315,000	5,000 at $27.50 exercise price
Mark C. Johnson	Vice President of Area Development	$139,000	2,000 at $25 exercise price
Leonard Holt	Chief Operating Officer (no longer with the Company)	$135,000	None

Additional Executive Compensation Information

In calendar year 1998, Mr. Hewitt received no salary, but did receive a grant of stock options in May 1998 to purchase 5,000 shares of Class A Common Stock at $11 per share. Other executive officers of the Company were granted options on May 1998 to purchase an aggregate of 20,000 shares of Class A Common Stock at $10 per share. In calendar year 1999, Mr. Hewitt received $93,046 in salary. In May 1999, Mr. Hewitt received a grant of stock options to purchase 3,000 shares of Class A Common

Stock at $13.75 per share. In calendar year 2000, Mr. Hewitt received $150,000 in salary. In May, 2000, Mr. Hewitt received a grant of stock options to purchase 3,700 shares of Class A Common Stock at $23.38 per share. In calendar year 2001, Mr. Hewitt received $154,375 in salary. In May, 2001, Mr. Hewitt received a grant of stock options to purchase 5,000 shares of Class A Common Stock at $13.75 per share. In calendar year 2002, Mr. Hewitt will receive $157,500 in salary and $157,000 in bonus. In May, 2002, Mr. Hewitt received a grant of stock options to purchase 5,000 shares of Class A Common Stock at $27.50 per share. Other executive officers of the Company were granted options in May 1999 to purchase an aggregate of 7,000 shares of Class A Common Stock at $12.50 per share; in May 2000 to purchase an aggregate of 14,000 (2,000 of which have expired) shares of Class A Common Stock at $21.25 per share; in May 2001 to purchase an aggregate of 13,800 shares of Class A Common Stock at $12.50 per share (5,590 of which have expired); and also in May, 2002 to purchase an aggregate of 10,500 shares of Class A Common Stock at $25.00 per share. A former executive officer of the Company, Leonard Holt, received $135,000 in salary in calendar year 2001. Mr. Johnson is scheduled to receive $68,750 in salary and $79,000 in bonus in calendar year 2002. Mr. Dunn is scheduled to receive $100,844 in salary and $18,605 in bonus in calendar year 2002.

Mr. Sardo, who is employed by Liberty Canada as its President, had an employment agreement with Liberty Canada, which expired May 4, 2002. Under the terms of that agreement, Mr. Sardo is eligible for options for up to 10,412 shares of the Company's Class A common stock, which are exercisable at $10.00 per share. Each year for four years beginning April 30, 1999, an option for 2,603 shares vests and may be exercised any time within five years of the date of vesting, provided that Mr. Sardo remains an employee of Liberty Canada.

No other executive officer of the Company has received an aggregate annual compensation in excess of $100,000 since the Company's formation.

Indemnification of Directors and Officers

As permitted by Section 102(b)(7) of the Delaware Law, the Company's certificate of incorporation provides that directors of the Company will not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware Law, relating to prohibited dividends or distributions or the repurchase or redemption of stock, or (iv) for any transaction in which the director derives an improper personal benefit. In addition, the Company's bylaws provide for indemnification of the Company's officers and directors to the fullest extent permitted under Delaware law.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions or otherwise, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

The Company maintains directors' and officers' liability insurance against any actual or alleged error, misstatement, misleading statement, act, omission, neglect or breach of duty by any director or officer, excluding certain matters including such as fraudulent, dishonest or criminal acts or self-dealing.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the number and percentage of shares of Class A Common Stock, Class B Common Stock, Class A Preferred Stock and Class B Preferred Stock owned, as of the date of this Circular, by (a) each person who, to the knowledge of the Company, is the beneficial owner of 5% or more of the outstanding shares of Class A or Class B Common Stock, (b) each of the Company's directors, (c) each of the Company's executive officers, and (d) all of the Company's executive officers and directors as a group. The post-offering numbers reflect indications of interest in purchasing additional shares in the Offering, but are not binding commitments for such purchases.

	Common Stock & Convertible Preferred Stock					Post-Offering Class A		
	Amount Owned			Percent of Class				
Beneficial Owner	Class A Common	Class B Common	Convertible Preferred	Class A Preferred	Class B Preferred	Convertible Preferred	Amount Owned	Percent of Class
Directors & Executive Officers:								
John T. Hewitt	166,523(1)	90,000	0	13%	100%	0	166,623	12%
Martha O'Gorman	10,793(2)	0	0	1%	0	0	10,793	1%
Donna Halligan	12,800(3)	0	0	1%	0	0	12,800	1%
Kathleen Curry	11,763(4)	0	0	1%	0	0	11,763	1%
Raymond A. Dunn, II	7,261(5)	0	0	1%	0	0	7,261	1%
Charles N. Lovelace	8,381(6)	0	0	1%	0	0	8,381	1%
Timothy Robinson	12,395(7)	0	0	1%	0	0	12,395	1%
George Robson	11,000(8)	0	0	1%	0	0	12,000	1%
Gary Golding	4,000(9)	0	0	(19)	0	0	4,000	(19)
Steven Lepkowski	37,010(10)	0	0	3%	0	0	37,010	3%
Mark Johnson	3,200(11)	0	0	(19)	0	0	3,700	(19)
James Davis	31,000(12)	0	0	2%	0	0	31,000	2%
Steven Ibbotson	6,000(13)	0	0	(19)	0	0	6,000	(19)
Steve Sardo	10,412(14)	0	0	1%	0	0	10,412	1%
Ross Longfield	2,833 (15)	0	0	(19)	0	0	2,833	(19)
All Directors and Executive Officers as a group: (fourteen persons)	335,371(16)	90,000	0	26%	100%	0	336,971	24%
Other owners of 5% or more of outstanding Shares:								
Scott Lake Holdings, Ltd.(17)	438,000	0	30,000	34%	0	14%	438,000	31%
Edison Venture Fund	43,533	0	160,000	4%	0	74%	58,758	4%
Envest Ventures	55,174 (18)	0	25,000	4%	0	12%	62,482	4%

1) includes 33,441 shares of Class A Common Stock issuable pursuant to outstanding options & warrants.
2) includes 10,793 shares of Class A Common Stock issuable pursuant to outstanding options & warrants.
3) includes 10,000 shares of Class A Common Stock issuable pursuant to outstanding options.
4) includes 10,763 shares of Class A Common Stock issuable pursuant to outstanding options & warrants.
5) includes 6,781 shares of Class A Common Stock issuable pursuant to outstanding options & warrants.
6) includes 6,631 shares of Class A Common Stock issuable pursuant to outstanding options & warrants.
7) includes 11,395 shares of Class A Common Stock issuable pursuant to outstanding options & warrants.
8) includes 6,000 shares of Class A Common Stock issuable pursuant to outstanding options.
9) includes 4,000 shares of Class A Common Stock issuable pursuant to outstanding options.
10) includes 9,000 shares of Class A Common Stock issuable pursuant to outstanding options & warrants.
11) includes 2,400 shares of Class A Common Stock issuable pursuant to outstanding options.
12) includes 8,000 shares of Class A Common Stock issuable pursuant to outstanding options.
13) includes 6,000 shares of Class A Common Stock issuable pursuant to outstanding options.
14) includes 10,412 shares of Class A Common Stock issuable pursuant to outstanding options.
15) includes 2,000 shares of Class A Common Stock issuable pursuant to outstanding options.
16) includes 137,616 shares of Class A Common issuable pursuant to outstanding options & warrants.
17) The beneficial owner of Scott Lake Holdings, Ltd. is Gary Ibbotson, a director of Liberty Canada.
18) includes 46,340 shares of Class A Common Stock issuable pursuant to outstanding warrants.
19) Less than 1%

DESCRIPTION OF CAPITAL STOCK

The following summary of the terms of the shares of capital stock of the Company does not purport to be complete and subject to and qualified in its entirety by reference to the Articles of Incorporation and Bylaws of the Company, copies of which are available to prospective investors upon request.

General

The Company is authorized to issue, and has issued the number and types of securities described below.

Security	Issued	Authorized	Common (1) Stock Equivalent	Percentage(2)
Class A Common Stock	1,046,856			
Class A Common Stock Warrants/Options	229,486			
Total Class A Common Stock Securities	1,276,342	2,120,000	11,276,342	80.71%
Class B Common Stock	90,000	100,000	90,000	5.69%
Class A Preferred Stock	190,000	190,000	190,000	12.02%
Class B Preferred Stock	25,000	33,334	25,000	1.58%
Special Voting Preferred Stock	10	10	(3)	(3)
TOTAL	**1,581,352**	**2,443,344**	**1,581,342**	**100%**

(1) This column equals the number of Class A Common Stock the relevant security is equal to upon conversion to Class A Common Stock.
(2) This column equals the percentage of the converted security in relation to the total amount of Class A Common Stock if all the capital stock of the Company were converted as of the date of this Circular to Class A Common Stock.
(3) Already included in issued Class A Common Stock.

Designations, Rights and Preferences of Capital Stock

Class A Common Stock

Holders of Class A Common Stock are entitled to dividends when, as and if declared by the Board of Directors and in such amounts as the Board of Directors may deem advisable. See "Dividend Policy" and "Risk Factors--No Cash Dividends." In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, holders of Common Stock are entitled, after payment or provision for payment of the debts or other liabilities of the Company, and subject to the prior rights of holders of any Preferred Stock which may then be outstanding, to share ratably in the remaining assets of the Company. Class A Common Stock does not possesses any preemptive rights.

Holders of Class A Common Stock are entitled to one vote for each share held of record on each matter submitted to a vote at a meeting of stockholders. The holders of Class A Common Stock are entitled to elect that number of directors equal to the difference between (A) the number of directors elected by Class B Common Stock, minus one, and (B) the number of directors entitled to be elected by the holders of all classes of preferred stock. Voting is on a non-cumulative basis.

Class B Common Stock

All of the Class B Common Stock is held by John T. Hewitt. The rights of Class B Common Stock are identical to those of Class A Common stock, except for the fact that the holder of Class B Common Stock is entitled to elect one more director than all of the holders of Class A Common Stock, as described above.

The holder of the Class B Common Stock may, at the holder's option, elect to convert the Class B Common Stock into an equal number of fully paid and non-assessable shares of Class A Common Stock. The right may be exercised with respect to any portion or all of the holder's shares and at any time. In addition, Mr. Hewitt is a party to agreements with the holders of each of the Class A and Class B Preferred Stock pursuant to which he has agreed that his Shares of Class B Common Stock would be converted into Class A Common Stock (thereby extinguishing his ability to elect a majority of directors) if at any time he ceases to hold at least 10% of the Company's outstanding equity.

Class A Preferred Stock

Holders of Class A Preferred Stock are entitled to dividends when, as and if declared by the Board of Directors for the holders of Common Stock. When, as and if a dividend is declared for Common Stock holders, Class A Preferred Stock holders shall receive dividends as if each share of Class A Preferred Stock had been converted to one share of Class A Common Stock. See "Dividend Policy" and "Risk Factors--No Cash Dividends." In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, and in the event of any consolidation or merger of the Company, holders of Class A Preferred Stock are entitled, after payment or provision for payment of the debts or other liabilities of the Company, to receive for each share of Class A Preferred Stock an amount equal to the original issue price per share ($12.50) for each share of Class A Preferred Stock then outstanding plus an amount equal to the original issue price per share ($12.50) multiplied by 10% per annum from the original issue date (in May 1999), compounded annually to the date of such distribution. Holders of Class A Preferred Stock also have preemptive rights to participate in any offering or sale of the Company securities. The Class A Preferred Stock may participate in such offering or sale on the same basis as if the Class A Preferred Stock were converted to Class A Common Stock. The holders of Class A Preferred Stock also have the right to require the Company to register their securities for sale in the public market in certain instances following a future initial public offering of the Company.

Holders of Class A Preferred Stock are entitled to one vote for each share held of record on each matter submitted to a vote at a meeting of stockholders. Voting is on a non-cumulative basis. However, with respect to the board of directors, the Class A Preferred stockholders, voting as a class, are entitled to elect, remove and replace two directors. A holder of the Class A Preferred Stock may, at the holder's option, elect to convert the Class A Preferred Stock into an equal number of shares of Class A Common Stock. The right may be exercised with respect to any portion or all of a holder's shares and at any time. In the event that all Class A Preferred Stock is converted to Common Stock, all rights with respect to Class A Preferred Stock shall cease.

Under the terms of the agreement governing the issuance of the Class A Preferred Stock, the holders of the Class A Preferred Stock have the right to consent to certain actions taken by the Company, including amendments to the certificate of incorporation and bylaws of the Company, affiliate transactions entered into on other than an arms length basis, the issuance of additional stock by the Company except under limited circumstances, the payment of compensation to any employee in excess of $150,000 per year, and the issuance of stock options other than pursuant to grants through the Company's compensation committee.

Class B Preferred Stock

The rights of Class B Preferred Common Stock are identical to those of Class A Preferred Stock, except that the Class B Preferred stockholders, voting as a class, are entitled to appoint an observer to the Board of Directors until July 2003, and are entitled to designate a single director thereafter.

Envest, the holder of the Class B Preferred Stock, is also entitled to certain rights under the terms of the loan agreement pursuant to which it made a $2 million loan to the Company. Under the terms of that loan agreement, in addition to the debt restrictions described elsewhere in this Circular, see "Business-Outstanding Indebtedness", Envest's approval is required in order for the Company to engage in certain transactions similar to those for which the holders of the Class A and Class B Preferred Stock are required to consent in their capacity as shareholders, and the Company is also required to maintain certain financial ratios. The Company is also required to maintain at least $2 million in key-man life insurance on the life of John T. Hewitt, which would be payable to reduce the loan in the event of Mr. Hewitt's death.

Special Voting Preferred Stock

In conjunction with the acquisition of the remaining 40% minority interest in the Canadian Subsidiary in October 2001, the Company issued 100,000 shares of Class A Common Stock that are presently held by Liberty Tax Holding Company, another Canadian subsidiary. That Canadian corporation in turn issued 100,000 of its exchangeable shares to the holder of the 40% minority interest in the Canadian Subsidiary. Those exchangeable shares are exchangeable on a share-for-share basis for shares of the Class A Common Stock, upon tender by the holder at any time. In order to ensure that the holder of the exchangeable shares of the next Canadian subsidiary would be entitled to exercise voting rights equivalent to those applicable to the 100,000 shares of Class A Common Stock, the Company created a class of Special Voting Preferred Stock, each share of which has voting rights as if it represented 10,000 shares of Class A Common Stock. The shares of Special Voting Preferred Stock will be automatically redeemed for $1.00 per share upon the exchange of exchangeable shares for the Class A Common Stock, on the basis of one share of Special Voting Preferred Stock for each 10,000 shares of Class A Common Stock exchanged.

Anti-Takeover Provisions of Delaware Law

As a Delaware corporation, the Company is subject to certain anti-takeover provisions of the Delaware General Corporation Law (the "Delaware Law"). Under the business combination provisions of Section 203 of the Delaware Law ("Section 203"), a Delaware corporation may not engage in any business combination with any interested stockholder for a period of three years following the date such stockholder became an interested stockholder, unless (i) prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, or (ii) upon completion of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding, for purposes of determining the number of shares outstanding, (a) shares owned by persons who are directors and also officers and (b) employee stock plans, in certain instances), or (iii) on or after such date the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by at least 66% of the outstanding voting stock that is not owned by the interested stockholder. Section 203 defines an interested stockholder to be any person who (i) owns, directly or indirectly, 15% or more of the outstanding voting stock of the corporation or (ii) is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately before the date on which it is sought to be determined whether such person (and the affiliates and the associates of such person) is an interested stockholder. Section 203 defines business combinations to include certain mergers, consolidations, asset sales, transfers and other transactions resulting in a financial benefit to the interested stockholder.

The restrictions imposed by Section 203 do not apply to a corporation if (i) the corporation's original certificate of incorporation contains a provision expressly electing not to be governed by Section 203 or (ii) the corporation, by the action of stockholders holding a majority of outstanding stock, adopts an amendment to its certificate of incorporation or by-laws expressly electing not to be governed by Section 203 (such amendment will not be effective until 12 months after adoption and does not apply to any business combination between the corporation and any person who became an interested stockholder of the corporation on or before such adoption). The Company has not elected out of Section 203.

MARKET FOR THE COMMON STOCK

There is no public market for any of the Company's securities, and, following this Offering, it is not anticipated that a market will develop for the Class A Common Stock offered hereby. As of the date of this Circular, there were 254 holders of record of the Class A Common Stock, one holder of record of the Class B Common Stock, two holders of record of Class A Preferred Stock and one holder of record of Class B Preferred Stock. All of the shares of Class A Common Stock and Class B Common Stock outstanding as of the date of this Circular are "restricted securities" as defined under Rule 144 of the Securities Act. Even though the Shares are not considered "restricted securities", no sale, transfer, exchange or other disposition of Shares may be made except in compliance with applicable law and the regulations of any governmental agency having jurisdiction including, without limitation, rules and regulations promulgated by any state authority which considers such transaction to fall within its jurisdiction. The Company may require the delivery by a shareholder of an opinion of counsel acceptable to the Company to the effect that the proposed sale, transfer, exchange or other disposition of Shares may be made in compliance with applicable laws and regulations.

See "Risk Factors- Limitations on Transfer and Absence of Public Market."

THE OFFERING

General

The Shares are being offered at a price of $40.00 per Share. The Company does not intend to accept subscriptions for fewer than 500 shares per investor (or a total purchase price of $20,000), however, the Company may accept subscriptions for fewer than 500 shares from investors who are shareholders of the Company as of the date of this Circular. The purchase price must be paid upon subscription for the Shares. The Company may provide financing for the purchase of Shares. The Shares are being offered by the Company, on a best efforts basis, through Raymond Dunn, the Company's Vice President of Corporate Development. Mr. Dunn will not receive any separate compensation for his efforts in selling the Shares.

This Offering is not contingent upon the sale of any minimum number of Shares. This Offering will terminate on the earlier of (i) the date all the Shares offered hereby are sold or (ii) an earlier termination date as determined by the Company (the "Termination Date"). There is no maximum period for the Offering. As many as 24,133 Shares may be purchased by affiliates of the Company, including members of the Company's management, but the affiliates are not obligated to purchase any Shares.

All prospective subscribers will be required to execute and deliver a Subscription Agreement in the form attached as Appendix A. See "Investment Procedure" below. The Company will require each investor to represent in writing, among other things, that the investor is acquiring the Shares for its own account, for investment only and not with a view toward the resale or distribution thereof, and that the investor is aware that the Shares have not been registered under the Securities Act and that the transfer rights are restricted by applicable state securities law and the absence of a market for these securities.

The certificates for the Shares will bear legends stating that they are subject to the foregoing restrictions on transfer. See "Risk Factors-- Limitations on Transfer and Absence of Public Market" and "--Rescission Rights."

Each investor must make his own investment decision as to the merits of this Offering. Any Shares acquired in the Offering must be held by the investor for investment purposes in accordance with applicable law. The Company retains the right to terminate the Offering at any time and for any reason.

The cost of complying with regulatory laws, and all expenses incurred by the Company in connection with the Offering including, but not limited to, expenses incurred prior to the Offering, will be borne by the Company.

Suitability of Investment

The Offering is made in reliance upon an exemption from registration under the Securities Act. The speculative nature of the success of the Company's business, together with the lack of liquidity of the Shares makes this investment only suitable for investors who have adequate financial resources and who can afford the total loss of their investment. See "Risk Factors—Limitations on Transfer and Absence of Public Market," and "--Rescission Rights."

Prospective investors are encouraged to consult their personal financial advisors to determine whether an investment in the Shares is appropriate. The Company may reject subscriptions, in whole or in part, in its absolute discretion.

Suitability Requirements

Investors must be able to bear the economic risk of the investment for an indefinite period of time because the Shares cannot be sold unless they are subsequently registered under, or are subject to an exemption from, the relevant state securities laws.

Investment Procedure

Each prospective investor will be required to complete and deliver to the Company the applicable Subscription Agreement in order to demonstrate that, among other matters, (i) the investor is willing and able to bear the economic risk of this investment; (ii) the investor has read this Circular for purposes of evaluating the risks of investing in the Company; (iii) the investor has no need for liquidity with respect to the investment in the Shares; and (iv) the investor is purchasing the Shares offered hereby for the investor's own account, for investment and not with a view to resale. Concurrently with the execution and delivery of the Subscription Agreement, each investor must remit funds in an amount equal to the purchase price of the Shares being purchased to the Company.

If executed Subscription Agreements for more than 125,000 Shares are received by the Company, the Company may in its discretion reduce each prospective investor's requested number of Shares by any amount without prior notice to or consent by any prospective investor. The closings of the Offering will take place as determined by the Company. The Company may elect to hold more than one Closing. All Closings will be held at a time and place and on the date selected by the Company.

Closing Conditions

Each prospective investor will not be deemed to have purchased any Shares until such time as all of the following conditions to closing have occurred: (i) the applicable Subscription Agreement has been duly and validly executed and delivered to the Company; (ii) the Company has accepted the subscription evidenced by the Subscription Agreement; (iii) closing documents, in form and substance satisfactory to the Company and its counsel, have been executed and delivered; and (iv) the purchase price has been transmitted.

INDEPENDENT AUDITORS

The financial statements of the Company as of April 30, 2002, April 30, 2001 and April 30, 2000 are included in this Circular. The financial statements as of April 30, 2002 have been audited by KPMG LLP, independent certified accountants as stated in their report appearing herein. The financial statements as of April 30, 2001 and April 30, 2000 have been audited by Deloitte & Touche, independent certified public accountants as stated in their report appearing herein.

CONSOLIDATED FINANCIAL STATEMENTS

JTH TAX, INC. AND SUBSIDIARIES

Consolidated Financial Statements

April 30, 2002

(With Independent Auditors' Report Thereon)

Independent Auditors' Report

The Board of Directors and Stockholders
JTH Tax, Inc. and subsidiaries:

We have audited the accompanying consolidated balance sheet of JTH Tax, Inc. and subsidiaries as of April 30, 2002, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in note 1 to the consolidated financial statements, effective July 1, 2001, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 141, *Business Combinations*, and certain provisions of SFAS No. 142, *Goodwill and Other Intangible Assets*, as required for goodwill and intangible assets resulting from business combinations consummated after June 30, 2001.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of JTH Tax, Inc. and subsidiaries as of April 30, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

June 21, 2002

JTH TAX, INC. AND SUBSIDIARIES

Consolidated Balance Sheet

April 30, 2002

Assets (Notes 7 and 8)	
Current assets:	
Cash and cash equivalents	$ 1,627,135
Receivables (note 3):	
Trade accounts	7,009,258
Notes receivable (note 6)	3,200,706
Interest	367,010
Allowance for doubtful accounts	(2,438,200)
Total receivables, net	8,138,774
Inventory	214,731
Prepaid expenses and other current assets	32,877
Total current assets	10,013,517
Property and equipment, net (note 4)	5,328,458
Notes receivable, excluding current portion (notes 3 and 6)	5,932,381
Intangible assets, net (notes 2 and 5)	3,073,246
Restricted cash	200,298
Deposits	50,276
Deferred income taxes (note 9)	941,000
Total assets	$ 25,539,176
Liabilities and Stockholders' Equity	
Current liabilities:	
Lines of credit (note 6)	$ 564,299
Current installments of long-term debt (note 7)	801,497
Accounts payable and accrued expenses	3,749,964
Deferred franchise fees	187,573
Deferred income taxes (note 9)	534,000
Total current liabilities	5,837,333
Long-term debt, excluding current installments (note 7)	1,372,203
Franchise deposits	577,534
Other long-term liabilities	2,050,232
Subordinated debt, net of original issue discount (note 8)	1,119,749
Total liabilities	10,957,051
Stockholders' equity (notes 10 and 11):	
Common stock	1,045,856
Preferred stock	2,872,742
Special voting preferred stock	10
Exchangeable shares (note 2)	100,000
Put warrants	970,000
Additional paid-in capital	10,395,767
Treasury stock, at cost	(89,000)
Cumulative other comprehensive loss	(73,686)
Accumulated deficit	(639,564)
Total stockholders' equity	14,582,125
Commitments, contingencies and subsequent event (notes 6, 16, 17 and 18)	
Total liabilities and stockholders' equity	$ 25,539,176

See accompanying notes to consolidated financial statements.

JTH TAX, INC. AND SUBSIDIARIES

Consolidated Statement of Income

Year ended April 30, 2002

Revenues:		
Royalties and advertising fees	$	6,779,543
Franchise fees, net of provision for franchise fee refunds of $556,200		5,246,600
Tax preparation fees, net of discounts		1,041,325
Bank product and tax discounting income		4,396,132
Bookkeeping and consulting income		232,880
Other income		238,387
Total revenue		17,934,867
Operating expenses:		
Employee compensation and benefits		5,853,431
General and administrative expenses		7,343,868
Advertising expense		3,026,411
Depreciation and amortization expense		440,635
Total operating expenses		16,664,345
Operating income		1,270,522
Other income (expense), net:		
Interest income		957,709
Interest expense (note 10)		(662,371)
Gain on sale of intangibles and property and equipment, net		89,563
Other, net		182,832
Minority interest in subsidiary's net loss (note 2)		280,024
Income before income taxes		2,118,279
Income tax benefit (note 9)		407,000
Net income		2,525,279
Accretion of preferred stock to estimated liquidation value (note 10)		(297,718)
Net income attributable to common stockholders	$	2,227,561
Net income per share (note 12):		
Basic net income per share	$	2.38
Weighted average number of common shares outstanding		934,054
Diluted net income per share	$	2.02
Weighted average number of common shares and dilutive potential common shares outstanding		1,252,098

See accompanying notes to consolidated financial statements.

JTH TAX, INC. AND SUBSIDIARIES

Consolidated Statement of Stockholders' Equity and Comprehensive Income

Year ended April 30, 2002

	Common stock, Class A		Common stock, Class B		Preferred stock, Class A		Preferred stock, Class B		Special voting preferred stock	
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance at April 30, 2001	737,847	$ 737,847	90,000	$ 90,000	190,000	$ 2,375,000	—	$ —	—	$ —
Common stock issued, net of issuance costs of $35,763	50,339	50,339	—	—	—	—	—	—	—	—
Issuance of common stock in connection with purchase of minority interest (note 2)	160,000	160,000	—	—	—	—	—	—	10	10
Issuance of common stock in connection with purchase of customer lists	3,470	3,470	—	—	—	—	—	—	—	—
Issuance of preferred stock, net of issuance costs of $2,258	—	—	—	—	—	—	25,000	497,742	—	—
Exercise of stock options	4,200	4,200	—	—	—	—	—	—	—	—
Balance at April 30, 2002	955,856	$ 955,856	90,000	$ 90,000	190,000	$ 2,375,000	25,000	$ 497,742	10	$ 10

	Exchangeable shares		Put warrants	Additional paid-in capital	Treasury stock		Accumulated other comprehensive loss	Accumulated deficit	Total
	Shares	Amount			Shares	Amount			
Balance at April 30, 2001	—	$ —	$ —	$ 5,946,258	9,000	$ (89,000)	$ (38,153)	$ (3,164,843)	$ 5,857,109
Common stock issued, net of issuance costs of $35,763	—	—	—	652,461	—	—	—	—	702,800
Issuance of common stock in connection with purchase of minority interest (note 2)	100,000	100,000	—	3,582,790	—	—	—	—	3,842,800
Issuance of common stock in connection with purchase of customer lists	—	—	—	47,817	—	—	—	—	51,287
Issuance of preferred stock, net of issuance costs of $2,258	—	—	—	—	—	—	—	—	497,742
Put warrants issued (note 10)	—	—	970,000	—	—	—	—	—	970,000
Warrants issued (note 10)	—	—	—	126,991	—	—	—	—	126,991
Exercise of stock options	—	—	—	39,450	—	—	—	—	43,650
Net income	—	—	—	—	—	—	—	2,525,279	2,525,279
Foreign currency translation adjustment	—	—	—	—	—	—	(35,533)	—	(35,533)
Comprehensive income									2,489,746
Balance at April 30, 2002	100,000	$ 100,000	$ 970,000	$ 10,395,767	9,000	$ (89,000)	$ (73,686)	$ (639,564)	$ 14,582,125

See accompanying notes to consolidated financial statements.

JTH TAX, INC. AND SUBSIDIARIES

Consolidated Statement of Cash Flows

Year ended April 30, 2002

Cash flows from operating activities:		
Net income	$	2,525,279
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation and amortization		440,635
Bad debt expense		1,054,455
Write down of impaired assets		206,845
Amortization of original issue discount		216,740
Foreign currency translation		(35,533)
Minority interest in subsidiary's net loss		(280,024)
Gain on sale of intangible assets and property and equipment, net		(89,563)
Deferred tax benefit		(407,000)
Changes in assets and liabilities increasing (decreasing) cash flows from operating activities:		
Trade accounts receivable		(4,146,337)
Notes receivable		(2,491,932)
Interest receivable		(154,748)
Inventory		(15,130)
Prepaid expenses and other current assets		53,289
Deposits		188,856
Accounts payable and accrued expenses		279,465
Deferred franchise fees and franchise deposits		(66,419)
Net cash used in operating activities		(2,721,122)
Cash flows from investing activities:		
Issuance of operating loans to franchisees		(1,594,366)
Payments received from franchisees		2,027,641
Purchases of customer lists and other assets		(264,920)
Proceeds from sale of customer lists and other assets		268,163
Purchases of property and equipment		(847,391)
Net cash used in investing activities		(410,873)
Cash flows from financing activities:		
Proceeds from sales of common stock, net of issuance costs		2,746,550
Proceeds from sale of preferred stock, net of issuance costs		497,742
Net repayments under lines of credit		(1,260,318)
Proceeds from issuance of subordinated debt		2,000,000
Proceeds from long-term debt		1,403,561
Repayment of long-term debt		(2,339,784)
Payment of deferred financing costs		(92,856)
Net cash provided by financing activities		2,954,895
Net decrease in cash and cash equivalents		(177,100)
Cash and cash equivalents at beginning of year		1,804,235
Cash and cash equivalents at end of year	$	1,627,135
Supplemental disclosure of cash flow information - Cash paid for interest	$	566,675

(Continued)

JTH TAX, INC. AND SUBSIDIARIES

Consolidated Statement of Cash Flows

Year ended April 30, 2002

Supplemental disclosure of noncash investing and financing activities:

During the year ended April 30, 2002, the Company acquired certain assets from franchisees as follows:

Fair value of assets purchased	$	2,265,326
Receivables forgiven		(1,703,245)
Notes payable issued		(120,992)
Deferred revenue reversed		44,118
Common stock issued		(51,287)
Applied to sales of franchise territories		(169,000)
Cash paid to seller	$	264,920

During the year ended April 30, 2002, the Company sold certain assets to franchisees as follows:

Book value of assets sold	$	896,739
Franchise fee revenue		83,527
Gain on sale		70,102
Deferred gain on sale		55,940
Applied from acquisitions of franchise territories		(169,000)
Notes issued		(687,200)
Lease obligations assumed		18,055
Cash received	$	268,163

In 2002, the Company issued 3,470 shares of Class A common stock valued at $51,287 in connection with the purchase of customer lists.

In 2002, the Company purchased proprietary software which is included in property and equipment. Amounts due to the vendor at April 30, 2002 include $1,700,000, which is included in accounts payable and accrued expenses, and $2,000,000, which is included on other long-term liabilities.

In 2002, the Company acquired the remaining 40% minority interest in the Canadian Subsidiary. The total value of consideration given totaled $3,842,800, and the Company received $2,000,000 in cash. The excess of consideration given over cash received was allocated to goodwill (note 2).

In connection with securing the $2,000,000 subordinated debt (note 8), the Company issued warrants to the lender. The value of the warrants issued was deemed to be $970,000 as of the date of issuance, which was recorded as original issue discount and reflected as a reduction of the outstanding subordinated debt balance of $2,000,000 in the accompanying consolidated balance sheet.

See accompanying notes to consolidated financial statements.

JTH TAX, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

April 30, 2002

(1) Organization and Significant Accounting Policies

(a) Organization

JTH Tax, Inc. and subsidiaries (the Company) is a franchisor and operator of a system of offices in the United States and Canada engaged in the preparation of personal income tax returns. Through this system of offices, the Company also offers its customers refund anticipation loans and personal income tax refund discounting. The Company operates under the trade name "Liberty Tax Service."

The Company was formed in October 1996 as a Delaware corporation. EmployeesPlus, Inc., a Virginia corporation and a wholly owned subsidiary of the Company, was created in November 2000 and currently operates Company-owned store locations. Liberty Tax Service, Inc., (the Canadian Subsidiary) was incorporated under the Companies Act of Manitoba, Canada in May 1994 and was 60% owned by JTH Tax, Inc. until October 2001. Liberty Tax Holding Corporation (Holdings) was created in October 2001 as an Ontario Corporation and is a wholly owned subsidiary of JTH Tax, Inc. Holdings acquired the remaining 40% ownership of the Canadian Subsidiary effective October 31, 2001 (note 2).

(b) Principles of Consolidation

The consolidated financial statements include the accounts of JTH Tax, Inc. and its wholly owned subsidiaries, EmployeesPlus, Inc., Liberty Tax Service, Inc. and Liberty Tax Holding Corporation. All significant intercompany balances and transactions have been eliminated in consolidation. The minority interest share of net loss reflected on the statement of income reflects the proportionate share of net loss in the Canadian Subsidiary prior to the October 31, 2001 acquisition of the minority interest by the Company.

Assets and liabilities of the Canadian Subsidiary have been translated into U.S. Dollars using the exchange rate in effect at the end of the year. The revenues and expenses have been translated using the average rates in effect each month of the year. Transaction gains and losses are recognized in the year of occurrence.

(c) Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

(d) Restricted Cash

Restricted cash includes amounts held in an escrow account as collateral for the Company's guarantee of certain leases of its franchisees.

(e) Notes Receivable

Notes receivable are recorded at cost, less the related allowance for doubtful accounts. Because the repayment of the notes receivable is dependent on the performance of the underlying franchise which collateralizes the note, management estimates the amount of the allowance for doubtful accounts based on a comparison of amounts due to the estimated fair value of the underlying franchise. Impairment losses are included in the allowance for doubtful accounts through a charge to bad debt expense.

(Continued)

(f) ***Inventory***

Inventory consists of supplies and signs for sale to franchisees. Inventories are stated at the lower of cost or market, determined on a first-in, first-out basis.

(g) ***Property and Equipment***

Property and equipment are stated at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the depreciable assets, generally 3 to 5 years for computer equipment, 7 years for furniture and fixtures and 20 to 35 years for buildings. Leasehold improvements are amortized over the lesser of the lease term or the estimated useful lives of the assets.

(h) ***Intangible Assets***

Intangible assets consist primarily of the goodwill associated with the acquisition of the Canadian Subsidiary, as well as the value assigned to customer lists, covenants not to compete and goodwill related to Company-owned stores acquired by the Company, which are generally amortized using the straight-line method over their estimated useful lives. Customer lists are amortized over five years. Covenants not to compete are amortized over the term of the non-competition agreement, which is typically three years. Goodwill related to the 60% interest in the Canadian Subsidiary and stores acquired is amortized over 10 and 5 years, respectively.

In July 2001, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 141, *Business Combinations*, which requires the purchase method of accounting be used for all business combinations initiated after June 30, 2001. The Company also adopted certain provisions of SFAS No. 142, *Goodwill and Other Intangible Assets*, as required for goodwill and intangible assets resulting from business combinations consummated after June 30, 2001. As disclosed in note 2, the Company acquired the remaining 40% interest in the Canadian Subsidiary effective October 31, 2001. Goodwill acquired in this purchase business combination, which was completed before SFAS No. 142 was adopted in full, has not been amortized. Goodwill and intangible assets acquired before July 1, 2001 were amortized and tested for impairment in accordance with the appropriate pre-Statement 142 accounting literature. On May 1, 2002, the Company fully adopted the provisions of SFAS No. 142 and ceased amortization of goodwill. A transition impairment analysis will be completed during fiscal year 2003.

(i) ***Deferred Franchise Fees***

The Company may receive all or part of the initial franchise fee prior to the execution of the franchise agreement. These amounts are classified as deferred franchise fees until the franchise fee qualifies to be recognized as revenue or is refunded.

(j) ***Franchise Deposits***

For the period from May 1, 1999 through November 1, 1999, the Company waived the initial franchise fee for new franchise territories except in areas of the United States where the Company had operated prior to May 1, 1999 and in Hampton Roads, Virginia. The Company required that these new franchisees pay a security deposit for each territory. These security deposits are held by the Company until expiration or termination of the franchise agreement.

(Continued)

(k) Other Long-Term Liabilities

Other long-term liabilities include $2,000,000 due to a vendor for the purchase of a perpetual license for proprietary tax preparation software. The amount is non-interest bearing and due in two equal installments in fiscal year 2004 and 2005.

(l) Revenue Recognition

Franchise fee revenue, net of a provision for franchise fee refunds of 8%, is recognized when obligations of the Company to prepare the franchisee for operation have been substantially completed. Franchise fees that are financed by the Company are recorded as deferred franchise fees until such time as the franchisee has made a significant financial commitment (20%). Royalties and advertising fees are recognized currently as the franchised territory generates sales. Electronic transfer fees, tax return preparation fees and bank product fees are recognized as revenue in the period the related tax return is filed or prepared for the customer. Discounts are recorded for promotional programs at the time the return is prepared.

Franchise fees are also recognized from master broker sales wherein the Company sells a cluster of territories to an individual. The initial fee paid by the master broker is recognized as revenue upon the execution of the master broker agreement.

Gains on sales of Company-owned stores, which are financed by the Company, are deferred until the franchisee has made a significant financial commitment (20%). Losses on sales of Company-owned stores are recognized immediately.

The Company ceases the accrual of interest income on notes receivable once they become past due.

(m) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(n) Impairment of Long-Lived Assets

The Company reviews long-lived assets and certain identifiable intangible assets to be held and used for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset are compared to the asset's carrying amount to determine if a write down to market or discounted cash flow value is required. The Company reports long-lived assets and certain identifiable assets to be disposed at the lower of the carrying amount or fair value less costs to sell. For the year ended April 30, 2002, the Company recognized an impairment loss of $206,845 related to Company-owned stores which has been included in general and administrative expenses in the accompanying consolidated statement of income.

(Continued)

(o) ***Comprehensive Income***

Comprehensive income consists of net income and the foreign currency translation adjustment and is presented in the consolidated statement of stockholders' equity.

(p) ***Stock-Based Compensation***

As permitted under SFAS No. 123, *Accounting for Stock-Based Compensation*, the Company has chosen to account for stock-based compensation using the intrinsic-value method prescribed in Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* (APB Opinion No. 25), and related interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the estimated fair value of the Company's stock at the date of grant over the amount an employee must pay to acquire the stock.

(q) ***Net Income Per Common Share***

Basic net income attributable to common stockholders per share has been computed by dividing net income attributable to common stockholders by the weighted average number of common shares outstanding. Diluted net income attributable to common stockholders per share reflects the potential dilution that could occur assuming the inclusion of dilutive potential common shares and has been computed by dividing net income attributable to common stockholders by the weighted average number of common shares and dilutive potential common shares outstanding. Dilutive potential common shares include all outstanding stock options and warrants after applying the treasury stock method and convertible preferred stock to the extent it is dilutive.

(r) ***Use of Estimates***

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period to prepare these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

(2) Acquisition of 40% Interest in the Canadian Subsidiary

In October 2001, the Company, through its wholly owned subsidiary, Holdings, acquired the remaining 40% of the outstanding common stock of the Canadian Subsidiary in a transaction which was accounted for as a purchase. The consolidated financial statements include the operating results of this 40% interest in the Canadian Subsidiary from October 31, 2001, the effective date of the transaction. The minority interest share of net loss reflected on the statement of income reflects the proportionate share of net loss attributable to the other owner of the Canadian Subsidiary prior to October 31, 2001, which was $280,024.

Immediately preceding the acquisition, the Company issued 260,000 shares of common stock and 10 shares of special voting preferred stock to Holdings. In a single transaction, Holdings issued consideration to the minority shareholder consisting of 160,000 shares of Class A common stock and 10 shares of special voting preferred stock of the Company and 100,000 shares of exchangeable shares of Holdings in exchange for $2,000,000 in cash and the 40% minority interest in the Canadian subsidiary. The 100,000 exchangeable shares issued by Holdings are exchangeable at any time at a 1:1 ratio into the Class A common stock of the Company. The remaining 100,000 shares of Class A common stock of the Company

(Continued)

issued to Holdings are held by Holdings to satisfy the exchange provisions of the exchangeable shares. These shares are eliminated in consolidation. The special voting preferred shares issued have a $1.00 par value and no liquidation value and provide the holder with an equivalent of 10,000 common share votes per share on any matter brought before the Company's stockholders. These shares provide the holder with the equivalent voting rights of the exchangeable shares and are cancelled pro rata as the exchangeable shares are exchanged for Class A common stock.

Because the exchangeable shares give the holder no rights with respect to Holdings other than the right to exchange the interest for Class A common stock of the Company, both the Class A common stock and the exchangeable shares issued in conjunction with the acquisition were valued at $14.78 per share, which is the estimated fair value per share of the Class A common stock of the Company as determined by the Board of Directors based on recent sales of Class A common shares. As a result, the acquisition can be summarized as follows:

Consideration given, at estimated fair value:		
160,000 shares of Class A common stock issued	$	2,364,800
100,000 shares of exchangeable shares issued		1,478,000
10 shares of Special Voting preferred stock issued		—
Total value of consideration		3,842,800
Cash received		(2,000,000)
Purchase price for 40% interest in the Canadian Subsidiary	$	1,842,800

The purchase price was allocated to goodwill. Because the acquisition was consummated after June 30, 2002, the acquisition was accounted for under the provisions of SFAS No. 141. As a result, the goodwill is not being amortized and will be tested for impairment at least annually. Goodwill was reduced by $147,169 to eliminate the minority interest recorded on the consolidated balance sheet as of the date of acquisition.

(3) Notes Receivable

The Company provides financing to franchisees for the purchase of franchises and/or for working capital and equipment needs. The notes generally are payable annually over five years and bear interest at various rates ranging from 8% to 12%. Transactions for 2002 are as follows:

Balance at beginning of year	$	6,665,060
Notes issued:		
Sales of franchise territories		3,488,245
Sales of Company-owned stores		1,385,610
Operating loans to franchisees		1,594,366
Refinancing of accounts receivable		289,698
Less:		
Repayment of notes		2,470,869
Notes canceled		1,799,397
Foreign currency adjustment related to notes		19,626
Balance at end of year	$	9,133,087

(Continued)

Notes receivable reflected on the accompanying consolidated balance sheet include notes related to the sale of Company-owned stores as well as loans to franchisees for working capital and equipment. Most of the notes receivable reflected on the accompanying consolidated balance sheet are due from the Company's franchisees. The notes are collateralized by the underlying franchise and are guaranteed by the franchisees. The franchisees' ability to repay the notes is dependent upon the performance of the tax preparation industry as a whole and the Company in particular. Management believes that the recorded allowance is adequate based upon its consideration of the estimated value of the franchises supporting the receivables. Any adverse change in the tax preparation industry could affect the Company's estimate of the allowance.

At April 30, 2002, the Company had an investment in impaired notes and related interest receivable of approximately $1,671,000, which had recorded values that exceeded the fair value of the underlying collateral by approximately $634,000. In addition, the Company had trade accounts receivable due from these franchisees of approximately $267,000 at April 30, 2002. The Company has reflected an allowance of $901,000 for this impairment in the accompanying consolidated balance sheet. Activity in the allowance for doubtful accounts for the year ended April 30, 2002 is summarized as follows:

Beginning balance	$	1,812,319
Additions charged to expense		1,054,455
Write-offs		(428,574)
Ending balance	$	2,438,200

The Company's average investment in impaired notes receivable during the year ended April 30, 2002 was approximately $1,709,000. Interest income related to these notes was approximately $63,000.

(4) Property and Equipment, Net

Property and equipment, net consists of the following at April 30, 2002:

Land	$	188,049
Buildings		489,450
Leasehold improvements		9,102
Furniture, fixtures and equipment		1,041,679
Software development costs		4,009,176
		5,737,456
Less accumulated depreciation and amortization		408,998
Property and equipment, net	$	5,328,458

The Company acquired a perpetual license for proprietary tax preparation software in 2002. Capitalized costs related to this software, which were primarily external, totaled $4,009,176 at April 30, 2002 and have been included in property and equipment in the accompanying consolidated balance sheet. The software was not yet placed in service as of April 30, 2002.

(Continued)

(5) Intangible Assets, Net

Intangible assets, net consists of the following at April 30, 2002:

Goodwill	$	2,277,201
Customer lists		1,127,935
Other intangibles		117,549
		3,522,685
Less accumulated amortization		449,439
Intangible assets, net	$	3,073,246

Amortization expense for the year ended April 30, 2002 was $290,788.

(6) Lines of Credit

The Company has a line of credit with a financial institution which allows for borrowings up to $2,000,000 and accrues interest at LIBOR plus 2.25%. The line is collateralized by notes receivable and expires on July 31, 2002. There were no borrowings against the line at April 30, 2002.

The Canadian Subsidiary has a line of credit with a financial institution which allows for borrowings of up to $8,750,000 and accrues interest at prime plus 2.375%. Outstanding borrowings are collateralized by a $1,000,000 letter of credit issued on behalf of the Company by the Company's bank. The line expired May 31, 2002, at which time all amounts outstanding on the line were paid in full. The Company expects to renew the line in September 2002. Borrowings against the line were $564,299 at April 30, 2002.

(7) Long-Term Debt

Long-term debt at April 30, 2002 consists of the following:

Mortgage note payable to a bank in monthly installments of $1,236 including interest at 8.50% through December 2019; collateralized by land and building	$	133,794
Mortgage note payable to a bank in monthly installments of $1,389 including interest at 9.25% through August 2010; collateralized by land and building		126,218
Notes payable for acquired practices, interest rates ranging from 6.25% to 12%; due in May 2002 through February 2006		513,688
Term note payable in three annual installments of $500,000 in February 2003, $500,000 in February 2004 and $400,000 in February 2005; interest payable monthly at LIBOR plus 1.85%; collateralized by substantially all the assets of the Company; unconditionally guaranteed by a stockholder of the Company		1,400,000
Total long-term debt		2,173,700
Less current installments		801,497
Total long-term debt, less current installments	$	1,372,203

(Continued)

Aggregate maturities of long-term debt as of April 30, 2002 are as follows:

2003	$	801,497
2004		643,103
2005		462,011
2006		47,502
2007		12,574
Thereafter		207,013
	$	2,173,700

The $1,400,000 term note payable contains several financial covenants which the Company must meet, including a minimum debt service charge ratio, a minimum level of tangible net worth and a maximum debt to net worth ratio.

(8) Subordinated Debt

In July 2001, the Company borrowed $2,000,000 from a venture capital group. The loan bears interest at 12%, which is payable quarterly, and is due in full in July 2005. The loan is collateralized by substantially all the assets of the Company, but is subordinated to the $2,000,000 line of credit discussed in note 6 and the $1,400,000 term loan discussed in note 7. The loan contains several financial covenants which the Company must meet, including a maximum debt to earnings before interest, taxes, depreciation and amortization ratio and a minimum fixed charge coverage ratio.

In connection with securing the above loan, the Company issued warrants to the lender to purchase 46,340 shares of Class A common stock at a nominal price (note 10). The value of the warrants issued was deemed to be $970,000 as of the date of issuance. The Company recorded original issue discount for this amount, which is reflected as a reduction of the outstanding subordinated debt balance of $2,000,000 as of April 30, 2002. The Company is amortizing the original issue discount over the life of the loan using the effective interest method. Interest totaling $89,749 was recorded in 2002 related to the amortization of the original issue discount. The effective interest rate was 33.9%.

(9) Income Taxes

Components of income tax benefit for the year ended April 30, 2002 were as follows:

		Current	Deferred	Total
Federal	$	—	346,000	346,000
State		—	61,000	61,000
	$	—	407,000	407,000

(Continued)

The Company's effective tax rate differs from the U.S. Federal statutory rate for the year ended April 30, 2002 as follows:

Computer "expected" income tax expense	$	720,000
Increase (decrease) in income taxes resulting from:		
State income taxes, net of federal benefit		127,000
Goodwill amortization		12,000
Nondeductible expenses		49,000
Change in valuation allowance		(1,323,000)
Rate differential on Canadian taxable income		6,000
Other		2,000
	$	(407,000)

The tax effect of temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities that give rise to significant portions of deferred tax assets and liabilities at April 30, 2002 are as follows:

Deferred tax assets:		
Net operating loss carryforwards	$	934,000
Accounts payable and accrued liabilities, deductible for tax purposes when paid		442,000
Allowance for doubtful accounts, deductible for tax purposes when accounts are written off		840,000
Property and equipment, due to differences between book and tax depreciation methods		7,000
Total deferred tax assets		2,223,000
Deferred tax liability -		
Accounts receivable, included in taxable income when payment is received		1,816,000
Net deferred tax asset	$	407,000

A valuation allowance is provided when it is more likely than not that some portion of the deferred tax asset will not be realized. As of April 30, 2001, the Company had recorded a valuation allowance to defer recognition of the income tax benefit. During 2002, management reversed the valuation allowance, as it deemed that the benefits of the deferred tax assets would more likely than not be realized through projected future taxable income. The change in the valuation allowance for deferred tax assets during 2002 was a decrease of $1,323,000 and was reflected as a deferred tax benefit.

The Company has net operating loss carryforwards of approximately $2,309,000, of which approximately $436,000 expire in 2006; $40,000 expire in 2007; $1,459,000 expire in 2019 and $374,000 expire in 2020.

(Continued)

(10) Stockholders' Equity

(a) Preferred Stock

The Company has three authorized classes of preferred stock; Class A has 320,000 authorized shares and Class B has 33,334 authorized shares and the special voting preferred stock has 10 authorized shares. All classes have a par value of $1.

The holders of the Class A preferred stock are entitled to a dividend if a dividend is declared for common stock and shall receive a dividend as if each share of preferred stock were a share of Class A common stock, and a liquidation preference upon the liquidation, dissolution or consolidation of the Company. In the event of liquidation, dissolution or consolidation, the holders of Class A preferred stock will be entitled to receive out of the assets of the Company, after payment or provision for payment of the debts or other liabilities of the Company, the original issue price per share for each share of preferred stock then outstanding, plus an amount equal to the original issue price per share multiplied by 10% per annum from the original issue date, compounded annually to the date of such distribution. The liquidation value of the Class A preferred stock was $2,908,235 as of April 30, 2002. Its carrying amount was $2,375,000 at April 30, 2002. Accretion to estimated liquidation value was $264,385 for the year ended April 30, 2002.

A holder of the Class A preferred stock may, at the holder's option, elect to convert the Class A preferred stock into an equal number of fully paid and non-assessable shares of Class A common stock.

In July 2001, 25,000 shares of Class B preferred stock were issued for gross proceeds of $500,000. Transaction costs of $2,258 were incurred. The holders of Class B preferred stock are entitled to the same rights and privileges as holders of Class A preferred stock except that in the event of liquidation, dissolution or consolidation, the holders of the Class B preferred stock are not entitled to a payment until the provision for payment to holders of Class A preferred stock has been satisfied. The liquidation value of the Class B preferred stock was $533,333 as of April 30, 2002. Its carrying amount was $497,742 at April 30, 2002. Accretion to estimated liquidation value was $33,333 for the year ended April 30, 2002.

In October 2001, 10 shares of special voting preferred stock were issued in conjunction with the acquisition of 40% of the remaining interest in the Canadian Subsidiary (note 2). Each share of special voting preferred stock entitles the holder to vote as if it represented 10,000 shares of Class A common stock. These shares have no liquidation value and will be cancelled as the holder exchanges the Holdings exchangeable shares, as described in note 2.

(b) Common Stock

The Company is authorized to issue 2,120,000 shares of Class A common stock, par value $1.00 per share and 100,000 shares of Class B common stock, par value $1.00 per share. Class A common stock and Class B common stock entitle the holders thereof to the same rights and privileges and are identical in all respects as to all matters, except the holders of Class B common stock are entitled to elect one more director than the number of directors elected by holders of the all other classes of stock combined. Also, a holder of Class B common stock may, at the holder's option, elect to

(Continued)

convert the Class B common stock into an equal number of fully paid and non-assessable shares of Class A common stock.

(c) ***Put Warrants***

In July 2001, the Company issued 46,340 warrants to purchase Class A common stock to a venture capital group which loaned the Company $2,000,000 in subordinated debt (note 8). The warrants expire in 10 years or the date of a qualified public offering, as defined. These warrants are exercisable immediately at an exercise price of $0.0001 per share. The warrants have a put option which allows the holder to put the warrants or underlying shares of stock obtained upon exercise back to the Company after the 3rd anniversary date of the warrant agreement, which is July 30, 2004, or a non-qualified public offering, as defined. The warrants were valued at $970,000 as of the date of issuance.

(d) ***Other Warrants***

The Company issued 26,059 warrants to officers and directors in June 2001 in conjunction with short-term loans to the Company totaling $1,302,967. All of the loans were repaid in fiscal year 2002. The warrants expire in June 2006 and allow the holder to purchase one share of Class A common stock for each warrant held at an exercise price of $12.50 per share. The Company recognized noncash interest expense totaling $126,991 in 2002, representing the difference between the exercise price and the deemed fair value of the warrants issued.

The Company issued a total of 3,470 shares of Class A common stock at $14.78 per share during 2002 in connection with the acquisition of franchises from existing franchisees.

Treasury stock is accounted for using the cost method.

(11) Stock Compensation Plan

In May 1998, the Board of Directors approved the JTH Tax, Inc. Stock Option Plan (the Plan) and reserved 100,000 shares of Class A common stock for issuance pursuant to stock options that may be granted to employees and outside directors thereunder.

The Company applies APB Opinion No. 25 and related interpretations in accounting for its plan. Accordingly, no compensation cost has been recognized for its fixed stock options, which were granted with an exercise price equal to the stock's estimated fair market value at the date of grant. Had compensation cost for the Company's stock-based compensation plan been determined consistent with SFAS No. 123, the Company's net income in 2002 would have decreased to $2,419,254. Basic net income per common share and diluted net income per common share would have decreased to $2.27 and $1.93, respectively.

The fair value of each option grant in 2002 was estimated on the date of grant using an option pricing model with the following assumptions: dividend yield of 0%, expected volatility of 0%, risk-free interest rate of 4.65 % and expected life of five years.

(Continued)

A summary of the status of the Company's fixed stock option plan as of April 30, 2002 is presented below:

	Number of options	Weighted average exercise price
Outstanding at beginning of year	86,312	$ 15.32
Granted	41,725	12.50
Exercised	(4,200)	10.12
Expired	—	—
Forfeited	(2,700)	16.39
Outstanding at end of the year	121,137	$ 14.72
Options exercisable at year-end	121,137	

The following table summarizes information about stock options outstanding and exercisable at April 30, 2002:

Number of shares outstanding at April 30, 2002	Range of exercise prices	Weighted average exercise price	Weighted average remaining contractual life
21,700	$10 - $11	$10.23	1 year
23,312	$12.50 - $13.75	$12.66	2 years
35,900	$21.25	$21.25	3 years
40,225	$12.50	$12.50	4 years

(12) Net Income per Share

The following table sets forth the calculation of basic and diluted net income attributable to common stockholders per share:

Basic net income per share:	
Net income attributable to common stockholders	$ 2,227,561
Weighted average number of common shares outstanding	934,054
Basic net income per share	$ 2.38
Diluted net income per share:	
Net income attributable to common stockholders	$ 2,227,561
Plus accretion of convertible preferred stock dividends due to assumed conversion	297,718
	$ 2,525,279

(Continued)

Weighted average number of common shares outstanding		934,054
Dilutive effect of stock options and warrants (as determined by applying the treasury stock method) and convertible preferred stock		318,044
Weighted average number of common shares and dilutive potential common shares outstanding		1,252,098
Diluted net income per share	$	2.02

(13) Related Party Transactions

The following summarizes the Company's related party transactions:

Purchases and Sales of Customer Lists and Other Assets – During 2002, customer lists and other assets were sold to related parties for $100,000. No gain was recognized on these sales. During 2002, customer lists and other assets were purchased from related parties for $100,000 to be applied to the purchase of another franchise territory. Consideration paid consisted of $41,250 for cancellation of debt, issuance of 3,470 shares of Class A common stock and $15,000 in cash.

Notes Receivable – At April 30, 2002, related parties owed the Company $601,466 under notes receivable. Repayments of notes receivable from these parties during the year ended April 30, 2002 were $11,093.

Notes Payable – At April 30, 2002, there were notes payable to related parties in the amount of $83,000. In addition, the Company issued warrants to purchase 26,059 shares of Class A common stock at an exercise price of $12.50 per share to certain directors and officers for loans that were extended to the Company. The Company recognized non-cash interest expense totaling $126,991 in 2002, representing the difference between the exercise price and the deemed fair value of the warrants issued.

Other – The Company recognized $32,937 in royalty and advertising revenue from franchises owned by related parties for the year ended April 30, 2002.

(14) Employee Benefit Plan

The Company has a 401(k) profit sharing plan covering substantially all employees. The plan allows employees to contribute up to 15% of eligible wages. The Company does not make contributions to the plan.

(15) Business Concentrations

As of April 30, 2002, approximately 7% of the outstanding notes and accounts receivable relate to two franchisees. Because the Company operates throughout the United States and Canada, no single geographic area or franchisee represents more than 5% of the Company's revenues.

(Continued)

(16) Leases

The Company is obligated under various operating leases for office space that expire at various dates. Future minimum lease payments under noncancelable operating leases as of April 30, 2002 are approximately as follows:

2003	$	925,000
2004		704,000
2005		561,000
2006		127,000
2007		45,000
	$	2,362,000

Total rent expense for operating leases was approximately $845,000 for the year ended April 30, 2002.

(17) Commitments and Contingencies

The Company has guaranteed operating leases of certain franchises. These leases relate to office equipment and signs. The total obligations under these leases are $690,357 as of April 30, 2002 and have remaining terms up to 60 months.

The Company is a defendant in certain lawsuits and is aware of other threatened claims generally incidental to its business as a franchisor. Management is of the opinion that the accompanying consolidated financial statements will not be materially affected by the ultimate resolution of litigation pending or threatened as of April 30, 2002.

(18) Subsequent Events

In May 2002, the Company authorized the grant of 41,800 stock options to certain employees. The exercise price of these options will be $25 per share which management believes was the fair market value at the date of the grant. The options will vest after six months and may be exercised over a five-year period.

JTH TAX, INC.

Consolidated Financial Statements for the Years Ended April 30, 2001 and 2000 and Independent Auditors' Report

JTH TAX, INC.

TABLE OF CONTENTS

Deloitte & Touche LLP
Suite 500
Eighth & Main Building
707 East Main Street
Richmond, Virginia 23219

Tel: (804) 697 1500
Fax: (804) 697 1825
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
JTH Tax, Inc.
Virginia Beach, Virginia

We have audited the accompanying consolidated balance sheets of JTH Tax, Inc. and subsidiaries (the "Company") as of April 30, 2001 and 2000, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of April 30, 2001 and 2000, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

June 19, 2001

Deloitte
Touche
Tohmatsu

JTH TAX, INC.

CONSOLIDATED BALANCE SHEETS
APRIL 30, 2001 and 2000

ASSETS	2001	2000
CURRENT ASSETS:		
Cash and cash equivalents	$ 1,804,235	$ 442,866
Restricted cash	425,873	429,721
Accounts receivable, net of allowance of $852,532 and $345,245	3,199,170	2,126,756
Notes receivable - current portion, net of allowance of $95,623 and $89,020	2,754,996	1,831,888
Inventory	200,222	67,317
Prepaid expenses	56,216	24,700
Other	1,008	12,003
Total current assets	8,441,720	4,935,251
FIXED ASSETS:		
Land	134,235	134,235
Buildings	335,135	335,135
Furniture, fixtures and equipment	620,916	534,668
Less accumulated depreciation	(232,308)	(150,021)
Total fixed assets	857,978	854,017
OTHER ASSETS:		
Deposits	52,314	43,551
Notes receivable - less current portion, net of allowance of $307,965 and $101,969	3,490,150	3,009,038
Intangibles, net of accumulated amortization of $122,043 and $53,642	933,627	345,651
Total other assets	4,476,091	3,398,240
Total assets	$ 13,775,789	$ 9,187,508

See notes to consolidated financial statements.

LIABILITIES AND STOCKHOLDERS' EQUITY	2001	2000
CURRENT LIABILITIES:		
Accounts payable	$ 2,043,127	$ 1,260,828
Capital lease - current portion	8,449	7,498
Notes, mortgages payable and lines of credit - current portion	2,638,029	271,933
Total current liabilities	4,689,605	1,540,259
LONG-TERM LIABILITIES:		
Capital lease - less current portion	3,829	12,279
Notes and mortgages payable - less current portion	1,952,859	375,591
Franchise deposits	831,526	1,403,030
Other liabilities	13,668	26,694
Total long-term liabilities	2,801,882	1,817,594
STOCKHOLDERS' EQUITY:		
Common stock, Class A	737,847	701,147
Common stock, Class B	90,000	90,000
Preferred stock	190,000	190,000
Additional paid-in capital	8,131,258	7,715,905
Treasury stock, at cost	(89,000)	(35,000)
Minority interest in subsidiary	427,193	362,162
Accumulated other comprehensive (income) loss - foreign currency translation, net of taxes	(38,153)	60,862
Retained deficit	(3,164,843)	(3,255,421)
Total stockholders' equity	6,284,302	5,829,655
Total liabilities and stockholders' equity	$ 13,775,789	$ 9,187,508

JTH TAX, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED APRIL 30, 2001 and 2000

	2001	2000
REVENUE:		
Royalties and advertising fees	$ 3,368,848	$ 2,270,126
Minimum royalty concessions	(185,265)	(385,540)
Franchise fees	4,103,913	430,945
Tax preparation, net of discounts	607,880	164,286
Bank product and tax discounting income	2,184,575	939,398
Bookkeeping and consulting income	185,806	134,977
Tuition fees	8,941	18,490
Gain on sale of intangibles and fixed assets	144,737	1,298,179
Other income	295,390	111,906
Total revenue	10,714,825	4,982,767
OPERATING EXPENSES:		
Employee compensation and benefits	4,437,330	3,001,296
General and administrative expenses	4,044,282	2,645,912
Advertising expense	2,067,090	1,577,224
Depreciation and amortization expense	211,583	310,262
Total operating expenses	10,760,285	7,534,694
LOSS FROM OPERATIONS	(45,460)	(2,551,927)
OTHER INCOME AND (EXPENSES):		
Interest and dividend income	511,163	346,071
Interest expense	(324,701)	(145,836)
Other	14,607	(1,873)
Total other income and expenses	201,069	198,362
INCOME (LOSS) BEFORE INCOME TAXES AND MINORITY INTEREST	155,609	(2,353,565)
Provision for income taxes	-	(133,287)
INCOME (LOSS) BEFORE MINORITY INTEREST	155,609	(2,486,852)
Minority interest in subsidiary's net (income) loss	(65,031)	21,417
NET INCOME (LOSS)	$ 90,578	$ (2,465,435)
Net Income (loss) per common share - Basic	$ 0.11	$ (3.26)
Net Income (loss) per common share - Diluted	$ 0.09	$ (3.26)

See notes to consolidated financial statements.

JTH TAX, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
YEARS ENDED APRIL 30, 2001 AND 2000

	A Common Stock	B Common Stock	Preferred Stock	Additional Paid-In Capital	Treasury Stock	Retained Deficit	Accumulated Other Comprehensive Income (Loss) Foreign Currency Translation Adjustments	Comprehensive Income (Loss)
Balance at May 1, 1999	$645,536	$ 90,000	$ -	$ 4,323,307	$ -	$ (789,986)	$ 57,170	
Net loss						(2,465,435)		$ (2,464,435)
Other comprehensive income:							-	
Currency translation adjustments net of tax of $2,461	-	-	-	-	-	-	3,692	3,692
Comprehensive loss	-	-	-	-	-	-	-	$ (2,460,743)
Stock issued	55,611		190,000	3,392,598	-	-		
Treasury stock, at cost	-	-	-	-	(35,000)	-		
Balance at April 30, 2000	701,147	90,000	190,000	7,715,905	(35,000)	(3,255,421)	60,862	
Net Income	-	-	-	-	-	90,578	-	$ 90,578
Other comprehensive loss:	-	-	-	-	-	-	-	
Currency translation adjustments	-	-	-	-	-	-	-	
net of tax benefit of $38,616	-	-	-	-	-	-	(99,015)	(99,015)
Comprehensive loss							-	$ (8,437)
Stock issued	36,700	-	-	415,353	-	-	-	
Treasury stock, at cost	-	-	-	-	(54,000)	-	-	
Balance at April 30, 2001	$737,847	$ 90,000	$190,000	$ 8,131,258	$ (89,000)	$ (3,164,843)	$ (38,153)	

See notes to consolidated financial statements.

JTH TAX, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED APRIL 30, 2001 AND 2000

	2001	2000
Cash flows from operating activities:		
Net income (loss)	$ 90,578	$ (2,465,435)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation and amortization	211,583	310,262
Foreign currency translation	(99,015)	3,692
Minority interest in subsidiary's loss (income)	65,031	(21,417)
Deferred income taxes	-	130,098
Gain on sale of intangibles and fixed assets	(144,737)	(1,298,179)
Franchise sale and deposits financed	(1,589,737)	(73,450)
Bad debt expense	718,148	351,025
Changes in operating assets and liabilities:		
Restricted cash	3,848	(429,721)
Accounts receivable	(1,709,272)	(793,202)
Interest receivable	(365,979)	(193,288)
Prepaid expense	(31,516)	330,626
Other assets and deposits	(8,568)	(34,128)
Inventories	(132,905)	(47,092)
Notes receivable	72,408	-
Intangible assets	(18,105)	(4,029)
Accounts payable	805,155	535,331
Other liabilities	(13,026)	(55,794)
Franchise deposits	(571,504)	1,108,780
Net cash used in operating activities	(2,717,613)	(2,645,921)
Cash flows from investing activities:		
Proceeds from sale of tax services	90,400	110,600
Purchase of tax services' assets	(66,315)	(256,322)
Purchase of fixed assets	(137,800)	(590,551)
Internally developed software	(127,312)	-
Operating loans to franchisees	(929,059)	(1,021,377)
Payments received on notes receivable	1,430,278	971,075
Net cash provided by (used in) investing activities	260,192	(786,575)

JTH TAX, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
YEAR ENDED APRIL 30, 2001 AND 2000

	2001	2000
Cash flows from financing activities:		
Cost of issuing capital stock	(5,447)	(6,591)
Proceeds from sale of stock	457,500	3,274,263
Repayment of obligations under capital lease	(7,498)	(6,653)
Purchase of treasury stock, at cost	(54,000)	(35,000)
Borrowings (repayment) under lines of credit	1,845,637	-
Proceeds from long-term debt	2,385,000	141,100
Repayment of long-term debt	(802,402)	(154,477)
Net cash provided by financing activities	3,818,790	3,212,642
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,361,369	(219,854)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	442,866	662,720
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 1,804,235	$ 442,866

Supplemental Disclosures

	2001	2000
Notes received on disposal of fixed assets	$ -	$ 352,286
Notes received on financed franchise sale	$ 2,389,688	$ 3,684,853
Restructured notes receivable/advances	$ 20,800	$ -
Cancelled notes receivable	$ 512,002	$ -
Financed deposits	$ -	$ 128,625
Stock issued for tax practices acquired	$ -	$ 370,537
Capital lease obligation incurred for software	$ -	$ 30,560
Cash paid (received) during the year for:		
Interest	$ 34,752	$ 11,640
Income taxes paid	$ 1,681	$ 4,524
Income tax refund	$ -	$ (324,273)

See notes to consolidated financial statements.

1. ORGANIZATION

Nature of Business - JTH Tax, Inc., a Delaware Corporation was formed in October 1996. JKS Holding Corp., a Virginia corporation and a wholly owned subsidiary of JTH Tax, Inc., was created in November 1998 and operated company owned store locations. JKS Holding Corp was dissolved in September 2000. EmployeesPlus, Inc., a Virginia corporation and a wholly owned subsidiary of JTH Tax, Inc., was created in November 2000 and currently operates company owned store locations. Liberty Tax Service, Inc., ("the Canadian subsidiary") was incorporated under the Companies Act of Manitoba, Canada in May 1994, and is 60% owned by JTH Tax, Inc. The companies provide personal income tax return preparation services, refund anticipation loans, personal income tax refund discounting and are also a franchisor of these services in Canada and the United States. These services are provided through company-owned operations and franchisees and operate under the trade name Liberty Tax Service.

Basis of Consolidation - The accompanying consolidated financial statements include the accounts of the parent company, its wholly owned subsidiary and its 60% interest in the Canadian subsidiary (collectively, "the Company"). All significant intercompany transactions and balances have been eliminated in consolidation.

Business Concentrations - As of April 30, 2001 and 2000, approximately 16% and 25% of the notes and accounts receivable relate to two franchisees. Because the Company operates throughout the United States and Canada, no single geographic area or franchisee represents more than 5% of the Company's revenues.

2. ACCOUNTING CHANGES

Effective May 1, 1999, JTH Tax, Inc. changed its estimate (amortization period) of intangible lives from 40 years for all intangibles to 5 years for customer lists, between 5 and 10 years for goodwill and between 2 and 5 years for covenants not to compete depending on the length of each respective agreement. The effect of this change increased the 2000 fiscal year net loss by $20,466 or $.03 per common share.

3. SIGNIFICANT ACCOUNTING POLICIES

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents - The Company invests cash in excess of its immediate requirements in money market mutual funds and short-term bonds. Because of their short-term nature, high liquidity and stable principal value, the Company includes such amounts in cash and cash equivalents.

Notes Receivable - Notes receivable are recorded at cost, less the related allowance for doubtful accounts. Because the repayment of the notes receivable is dependent on the performance of the underlying franchise, which collateralizes the note, management estimates the amount of the allowance for doubtful accounts based on a comparison of amounts due to the estimated fair value of the underlying franchise.

Inventory - Inventory consists of supplies and signs for sale to franchisees. Inventories are stated at the lower of cost or market, determined on a first-in, first-out basis.

Property and Equipment - Property and equipment are stated at cost. Expenditures for maintenance and repairs are charged against operations, renewals and betterments that materially extend the life of the assets are capitalized. Depreciation is computed using straight-line and accelerated methods over 3 to 7 years. Gains or losses on dispositions of property and equipment are included in operations in the year of disposal.

Intangible Assets - Intangible assets primarily relate to the goodwill associated with the purchase of the Canadian subsidiary and the value assigned to customer lists, covenants not to compete, and goodwill related to stores acquired and operated by the Company. Intangibles are amortized over a 2 to 10 year life, as described in Note 2.

Franchise Deposits - From May 1, 1999 until November 1, 1999, the Company waived the initial franchise fee for new franchise territories except in areas of the United States where the Company had operated prior to May 1, 1999 and Hampton Roads, Virginia. The Company required that these new franchisees pay a security deposit for each territory. These security deposits are held by the company until expiration or termination of the franchise agreement. In addition to these deposits, the company may receive all or part of the initial franchise fee prior to execution of the franchise agreement. These amounts are also classified as Franchise Deposits until the fee qualifies to be recognized as revenue or is refunded. The Company held franchise deposits of $831,526 and $1,403,030 as of April 30, 2001 and 2000.

Revenue Recognition - Franchise fee revenue is recognized when obligations of the Company to prepare the franchisee for operation have been substantially completed. Franchise fees that are financed by the Company are deferred until such time as the franchisee has made a significant financial commitment. Royalties and advertising fees are recognized currently as the franchised territory generates sales. Royalty concessions totaling $185,265 and $385,540 were issued in fiscal years 2001 and 2000 respectively, to various franchisees due to a software problem with a third party vendor which occurred in fiscal year 2000. These concessions are shown as a reduction of revenue in the Consolidated Statements of Operations. Electronic transfer fees, tax preparation fees and bank product fees are recognized as revenue in the period the tax return is filed or prepared for the customer.

Gains on sales of Company-owned stores which are financed by the Company are deferred until the franchisee has made a significant financial commitment. Losses on sales are recognized immediately.

The Company recognizes revenue related to software development based on the provision of Statement of Position (SOP) No. 97-2, *"Software Revenue Recognition"* (as amended and interpreted). Software development fees are recognized as revenue upon the customer's execution of a noncancelable license agreement and delivery of the software, provided that the fee is fixed and determinable, collectibility is probable, and no customization of the software is required. Postcontract customer support revenue is recognized together with the initial fee, on delivery of the software when all of the following are met: (1) the postcontract customer support revenue is included with the initial fee, (2) the postcontract customer support revenue to be recognized is for one year or less, (3) the estimated cost of providing postcontract customer support during the arrangement is insignificant, and (4) any unspecified upgrades are expected to be minimal.

Translation of Foreign Currencies - The financial statements are stated in United States currency. The financial statements of Liberty Tax Service, Inc. were translated to United States dollars as of April 30, 2001 and 2000 using the rate of .6485 and .6897 per dollar and a weighted average rate of .6602 and .6812 per dollar. A foreign currency translation adjustment of ($99,105) and $3,692 net of tax, is reflected in the equity section of the consolidated balance sheets to recognize the change during the year.

Income Taxes - The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards (SFAS) No. 109, "*Accounting for Income Taxes.*" Under Statement No. 109, the asset and liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are measured based on differences between the financial reporting and tax basis of assets and liabilities using the enacted tax rate and laws that are expected to be in effect when the differences are expected to reverse.

Software Development - Software development costs incurred for internally developed software are expensed as incurred. During the year ended April 30, 2001, the Company developed software for use by third parties for processing refund anticipation loans. Capitalized development costs related to this software were $127,312. There were no capitalized software development costs during the year ended April 30, 2000.

Net Income or Loss Per Common Share - Net income or loss per common share is based on the weighted average number of shares of common stock outstanding during the period. The number of shares used in computing basic net income (loss) per share was 801,564 in 2001 and 756,968 in 2000. Diluted net income per share is based upon the weighted average number of shares outstanding during the year plus convertible preferred stock and outstanding employee stock options that were considered dilutive. The number of shares used in computing diluted net income per share was 1,040,776 for the year ended April 30, 2001. Basic income or loss per share was equivalent to diluted loss per share as a result of the antidilutive per share effect of the Company's net loss for the year ended April 30, 2000.

New Accounting Pronouncements - In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "*Accounting for Derivative Investments and Hedging Activities,*" which establishes accounting and reporting standards for derivative instruments and hedging activities. As amended by SFAS No. 137, this standard will be effective for the Company for fiscal years and quarters beginning after April 30, 2001, and requires that an entity recognize all derivatives as either assets or liabilities in the consolidated balance sheet and measure those instruments at fair value. Management has evaluated the impact of the adoption of SFAS No. 133 and determined that the application of this new standard will not have a material impact on the Company's financial position or results of operations.

Reclassification - Certain amounts in the 2000 financial statements have been reclassified to conform to the 2001 presentation.

4. RELATED PARTY TRANSACTIONS

The following summarizes the Company's related party transactions:

Purchases and Sales of Customer Lists and Other Assets - During 2000, customer lists and other assets were sold to related parties for $75,000 in cash and $1,075,000 in notes receivable. A gain of $332,191 was recognized on these sales. During 2001, customer lists and other assets were sold to related parties for $40,000 in notes receivable. A deferred gain of $20,206 was recorded on these sales.

Notes Receivable - At April 30, 2001 and 2000 related parties owed the Company $993,243 and $1,185,534 respectively, under notes receivable. Repayments of notes receivable from these parties during the year ended April 30, 2001 and 2000 were $75,381 and $225,422, respectively.

Notes Payable - At April 30, 2001 there were notes payable in the amount of $300,000 due on demand to related parties. There were no related party notes payable at April 30, 2000.

Other - The Company recognized $70,753 and $105,900 in royalty and advertising revenue from franchises owned by related parties for the year ended April 30, 2001 and 2000. The Company leased retail space to a related party from December 1, 1999 until August 30, 2000 with a monthly rent of $1,800 beginning in April 2000. Accordingly, $7,200 and $1,800 in rental income was recognized by the Company during the years ended April 30, 2001 and 2000.

5. FRANCHISE ACTIVITY

A summary of franchise office activity follows:

	Franchisee Offices		Company-Owned Offices	
	2001	2000	2001	2000
Beginning of period	390	224	7	40
Opened	123	177	11	7
Closed	(57)	(52)	(1)	(4)
Purchased	57	41	15	5
Sold	(35)	-	(2)	(41)
End of period	478	390	30	7

6. NOTES RECEIVABLE

The Company provides financing to business partners to finance the purchasing of franchises and/or for working capital and equipment needs. The notes generally are due annually over four years and bear interest at various rates from 8 to 12%. Transactions for 2001 and 2000 are as follows:

	2001	2000
Balance at beginning of year	$ 4,840,926	$ 44,140
Notes issued:		
Sales of company owned stores	881,831	4,548,413
Operating loans to franchisees	939,059	1,021,377
Sales and deposits on franchise territories	1,507,856	202,075
Accrued interest income on notes	591,455	290,237
Less:		
Allowance for doubtful notes	(248,977)	(190,989)
Repayment of notes and interest due	(1,682,594)	(1,074,327)
Notes canceled	(512,002)	-
Foreign currency adjustment related to notes	(72,408)	-
Balance at end of year	$ 6,245,146	$ 4,840,926

Notes receivable reflected on the accompanying consolidated balance sheets, include notes related to the sale of customer lists as well as loans to business partners for working capital and equipment. Substantially all of the notes receivable reflected on the accompanying consolidated balance sheets are due from the Company's franchisees. The franchisees' ability to repay the notes is dependent upon the performance of the tax preparation industry as a whole and the Company in particular. The notes are secured by the underlying franchise and are guaranteed by the franchisees. Management believes that the recorded allowance is adequate based upon its consideration of the estimated value of the franchises supporting the receivables.

7. INTANGIBLES

Intangibles consist of the following at April 30, 2001 and 2000:

	2001	2000
Goodwill	$ 313,057	$ 290,621
Customer lists	389,042	-
Covenants not to compete	22,294	-
Software development costs	127,312	-
Other intangibles	203,965	108,672
Less accumulated amortization	(122,043)	(53,642)
	$ 933,627	$ 345,651

Amortization expense for the years ended April 30, 2001 and 2000 was $82,007 and $233,632, respectively. Amortization expense related to software development costs was $6,366 for the year ended April 30, 2001.

8. LINES OF CREDIT

The Company has an unsecured line of credit with a bank which permits up to $500,000 of borrowings and expires on June 30, 2001. The line accrues interest at prime plus ½% and is due on demand. Borrowings against the line were $500,000 at April 30, 2001. There were no borrowings against the line as of April 30, 2000.

The Canadian subsidiary has a line of credit secured by $425,873 at April 30, 2001 and $429,721 at April 30, 2000 in restricted cash which permits borrowings of up to $8,700,000 for the use in financing refund anticipation loans. The line accrues interest at prime plus ¾% and expires May 31, 2001. Borrowings against the line were $1,345,637 at April 30, 2001. There were no borrowings against the line as of April 30, 2000.

9. LONG-TERM DEBT

Long-term debt at April 30, 2001 and 2000 consists of the following:

	2001	2000
Mortgage payable to bank; monthly installments of $1,236 including interest at 8.5%, due December 20, 2019; collateralized by building and land	$ 137,092	$ 140,124
Mortgage payable to bank; monthly installments of $1,389 including interest at 9.25%, due August 1, 2010; collateralized by building and land	130,973	-
Line of Credit, due May 31, 2001, interest at prime plus 3/4%	1,345,637	-
Line of Credit, due June 30, 2001, interest at prime plus 1/2%	500,000	-
Notes payable for operating capital, interest at 12%, due August 2002, secured by notes receivable and other assets of the Company	1,400,000	-
Notes payable for operating capital, interest at 12%, payable on demand	300,000	-
Notes payable for acquired practices, interest at 8%, due May 2000	-	180,000
Notes payable for acquired practices, interest at 6.25%, due May 2001	147,362	-
Notes payable for acquired practices, interest at 6.5%, due May 2001	79,500	79,500
Notes payable for acquired practices, interest at 12%, due February 2002	15,000	-
Notes payable for acquired practices, interest at 6.25%, due May 2002	59,089	235,184
Notes payable for acquired practices, interest at 8%, due May 2002	35,000	-
Notes payable for acquired practices, interest at 8%, due August 2002	121,092	-
Notes payable for acquired practices, interest at 0%, due February 2003	20,000	-
Notes payable for acquired practices, interest at 8%, due March 2003	28,400	-
Notes payable for acquired practices, interest at 6.25%, due May 2003	6,069	-
Notes payable for acquired practices, interest at 10%, due February 2004	71,100	-
Notes payable for acquired practices, interest at 9.5%, due February 2004	45,000	-
Accrued interest payable	149,574	12,716
Total long-term debt	4,590,888	647,524
Less current installments	(2,638,029)	(271,933)
Total long-term debt, less current installments	$ 1,952,859	$ 375,591

Aggregate maturities of long-term debt as of April 30, 2001 are as follows:

April 30	
2002	$2,638,029
2003	1,657,553
2004	53,696
2005	10,521
2006	113,639
Thereafter	117,450
Total	$4,590,888

10. COMMON AND PREFERRED STOCK

JTH Tax, Inc. is authorized to issue 2,540,000 shares of capital stock, consisting of 2,120,000 shares of Class A Common Stock, par value $1.00 per share, 100,000 shares of Class B Common Stock, par value $1.00 per share and 320,000 shares of Preferred Stock, par value $1.00 per share. At April 30, 2001 and 2000, there were 737,847 and 701,147 shares of Class A Common Stock outstanding, respectively. There were 90,000 shares of Class B Common Stock and 190,000 shares of Preferred Stock outstanding at both April 30, 2001 and 2000.

Class A Common Stock and Class B Common Stock entitle the holders thereof to the same rights and privileges and are identical in all respects as to all matters except, the holders of Class A Common Stock are entitled to elect one fewer director than the number of directors elected by holders of the Class B Common Stock. Also, a holder of Class B Common Stock may, at the holder's option, elect to convert the Class B Common Stock into an equal number of fully paid and non-assessable shares of Class A Common Stock.

In May 1999, 190,000 shares of Series A Convertible Preferred Stock ("Preferred Stock") were sold in a private placement to two private investors. The Company received net proceeds (after payment of placement fees and expenses) of $2,375,000. The holders of the Preferred Stock are entitled to a dividend if a dividend is declared for Common Stock and shall receive a dividend as if each share of preferred stock were a share of Class A Common Stock, and a liquidation preference upon the liquidation, dissolution or consolidation of the Company. In the event of liquidation, dissolution or consolidation, the holders of Preferred Stock will be entitled to receive out of the assets of the Company, after payment or provision for payment of the debts or other liabilities of the Company, the original issue price per share for each share of Preferred Stock then outstanding plus an amount equal to the original issue price per share multiplied by 10% per annum from the original issue date, compounded annually to the date of such distribution.

A holder of the Class A Preferred Stock may, at the holder's option, elect to convert the Class A Preferred Stock into an equal number of fully paid and non-assessable shares of Class A Common Stock.

From November 1999 to March 2000, the Company sold 34,156 additional shares of Class A Common Stock at $25.00 per share totaling $853,900. From November 2000 to March 2001, the Company sold 35,900 additional shares of Class A Common Stock at $12.50 per share totaling $448,750.

Treasury stock is accounted for using the cost method.

11. STOCK OPTION PLAN

The Company maintains a Stock Option Plan (the "Plan") to reward its full-time employees. The following table sets forth the activity under the plan for the year ended April 30, 2001 and 2000.

	2001		2000	
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Options outstanding, beginning of the year	50,512	$ 10.86	42,812	$ 10.12
Options granted during the year	41,600	$ 21.25	17,300	$ 12.72
Options exercised during the year	(800)	$ 10.94	(2,600)	$ 10.96
Options forfeited during the year	(5,000)	$ 20.38	(7,000)	$ 10.86
Options outstanding, end of the year	86,312	$ 15.32	50,512	$ 10.86

The Plan provides a maximum number of shares that may be issued of 100,000. The options issued under the Plan are administered and granted by a committee appointed by the Board of Directors.

The following table summarizes information about stock options outstanding and exercisable at April 30, 2001:

Number Outstanding at April 30, 2001	Range of Exercise Prices	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
25,700	$10 - $11	$ 10.19	2 years
23,512	$12.50 - $13.75	$ 12.66	3 years
37,100	$ 21.25	$ 21.25	4 years

The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its plan. Accordingly, no compensation expense has been recognized for its stock-based compensation plan as the exercise price for all options approximated fair value at the date of grant. Had compensation cost for the Company's stock incentive plan been determined based upon the fair value at the grant date for awards under this plan consistent with the methodology prescribed under Statement of Financial Accounting Standards No. 123, *"Accounting for Stock-Based Compensation"* ("SFAS 123"), the Company would have reported a net loss of $246,082 and a loss per share of $.31.

For purposes of the SFAS 123 computations, the weighted average fair value of each option granted during the year ended April 30, 2001, was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions for 2001; fair value of options granted of $8.09; no dividend yield; risk-free rate of 4.625%; and expected lives of 5 years.

12. INCOME TAXES

Deferred income taxes result from temporary differences in the recognition of revenue and expenses for tax and financial reporting purposes. For 2001 and 2000, deferred taxes resulted primarily from differences in tax and financial accounting for fixed assets, intangible assets, and certain reserves. The deferred tax assets were fully reserved during 2001 and 2000 due to the uncertainty of future operations and the possibility that the deferred tax assets may not be realized.

As of April 30, 2001, the Company had net operating loss carryforwards available to offset future federal and state taxable income of $3,344,624. These federal net operating loss carryforwards will begin to expire starting in 2018.

The Canadian subsidiary had income from its current operations in Canada and utilized a portion of their loss carryforwards for the year ended April 30, 2001. Their remaining loss carryforwards will begin to expire in 2005.

13. LEASE OBLIGATIONS

Capital Lease - Included in property and equipment are the following amounts applicable to the capital lease:

	2001	2000
Software	$24,742	$24,742
Less accumulated amortization	(7,978)	(3,079)
	$16,764	$21,663

Total amortization expense charged under the capital lease was $4,899 and $3,079 for the years ended April 30, 2001 and 2000, respectively. The present value of future minimum capital lease payments as of April 30, 2001 is as follows:

	Capital Lease
2002	$ 9,468
2003	3,945
Total minimum lease payments	13,413
Amount representing interest	1,135
Present value of future minimum lease payments	12,278
Less current installments	(8,449)
Obligations under capital leases, excluding current installments	$ 3,829

Operating Leases - The Company leases various office space under separate agreements which are classified as operating leases. These leases have initial periods, which expire at different times, with expirations ranging from 2 to 68 months. Rent expense under these agreements were $574,739 and $301,035 for the years ended April 30, 2001 and 2000, respectively. These leases are renewable, at the Company's option. Certain leases are subleased to franchisees. Total minimum lease payments below have not been reduced by minimum sublease rentals of $378,457 on leases due in the future.

Future minimum lease payments under these agreements are as follows:

Years ending	
2002	$ 712,505
2003	607,530
2004	455,597
2005	367,200
2006	40,908
Thereafter	9,800
Total	$2,193,540

14. COMMITMENTS AND CONTINGENCIES

Commitments and Contingencies - The Company has guaranteed operating leases of certain franchises. These leases relate to office equipment and signs. The gross lease obligations under these leases are $69,292 and have remaining terms up to 36 months.

Litigation - The Company is subject to various investigations, claims and legal proceedings covering a wide range of matters that arise in the ordinary course of its business activities. The Company is a defendant in certain lawsuits and is aware of other threatened claims generally incidental to its business as a franchisor. Management is of the opinion that the outcome of these proceedings, individually or in the aggregate, will not have a material adverse impact on the Company's financial position or results of operations.

15. EMPLOYEE BENEFITS

401(k) Plan - The Company has a 401(k) profit sharing plan covering substantially all employees. The plan allows employees to contribute up to 15% of applicable wages. The Company does not make contributions to the Plan. The participants are able to invest their contributions in a variety of mutual funds.

16. SUBSEQUENT EVENT

In May 2001, the Company authorized the grant of 27,725 stock options to certain members of management and employees. The exercise price of these options will be at fair market value, which will be determined at the time of the grant. The options vest after six months and may be exercised in whole or part over a five-year period.

In May 2001, the Company agreed to issue 260,000 shares of Class A common stock in exchange for $2,000,000 and the remaining 40% of the stock of the Canadian subsidiary.

In June 2001, the Company's line of credit with a bank increased from $500,000 to $2,000,000 and is secured by an assignment of a security interest in the Company's notes receivable. This new line of credit will expire on May 31, 2002 and will accrue interest at LIBOR plus 2.25%.

* * * * *

Appendix A

Form of Subscription and Investor Representation Agreement

Name of Subscriber________________________

Amount of Subscription $__________________

JTH TAX, INC.
SUBSCRIPTION AND INVESTMENT REPRESENTATION AGREEMENT

JTH Tax, Inc.
4575 Bonney Road, Suite 1040
Virginia Beach, VA 23462
c/o Mr. Raymond A. Dunn, II
Gentlemen:

Section 1

1.1 Subscription. The undersigned hereby subscribes for and agrees to purchase the number of shares of Class A Common Stock ("Shares") set forth above, at a price of $40.00 per Share, of JTH Tax, Inc. (the "Company"), a Delaware corporation, on the terms and conditions described herein and in the Offering Circular dated July __, 2002 (together with all appendices and supplements (if any) thereto, the "Circular") relating to the offering ("Offering") of Shares of the Company.

1.2 Purchase.

The undersigned has tendered or agrees to tender upon demand by the Company, the amount set forth above.

1.3 Acceptance or Rejection of Subscription.

(a) The undersigned understands and agrees that the Company reserves the right in its sole discretion, to reject this subscription for Shares, in whole or in part and at any time prior to the applicable Closing Date (as defined below), notwithstanding prior receipt by the undersigned of notice of acceptance of the undersigned's subscription.

(b) In the event of rejection of this subscription, the subscription amount tendered by the undersigned will be promptly refunded to the undersigned without interest or deduction and this Agreement shall have no force or effect. In the event the undersigned's subscription is accepted, the funds specified above shall be released to the Company on the applicable Closing Date and the subscribers whose subscriptions were accepted shall be issued Shares in accordance with these subscriptions.

1.4 Closing Date. Shares shall continue to be sold until the earlier of (i) the date 125,000 Shares have been sold for cash consideration or (ii) an earlier termination date as determined by the Company. At any time and from time to time, the Company may conduct one or more closings for the purchase of Shares in such amounts as it shall determine (each, a "Closing Date").

Section 2

2.1 Investor Representations and Warranties. The undersigned hereby acknowledges, represents and warrants to, and agrees with, the Company as follows:

(a) The undersigned is acquiring the Shares for the undersigned's own account, for investment purposes only, and not with a view to or for the resale, distribution or fractionalization thereof, in whole or in part, and no other person has a direct or indirect beneficial interest in the Shares herein subscribed for.

(b) The undersigned has the financial ability to bear the economic risk of his or her or its investment in the Company (including its possible loss), has adequate means of providing for the undersigned's current needs and personal contingencies and has no need for liquidity with respect to the undersigned's investment in the Company.

(c) The undersigned:

(i) has been furnished the Circular and any other documents which may have been made available upon request, has carefully read the Circular and understands and has evaluated the risks of a purchase of the Shares, including each of the risks set forth in the Circular under "Risk Factors";

(ii) has been provided an opportunity to obtain any additional information concerning the Offering, the Company and all other information to the extent the Company possesses such information or can acquire it without unreasonable effort or expense;

(iii) has been given the opportunity to ask questions of, and receive answers from, the Company concerning the terms and conditions of the Offering and other matters pertaining to this investment, and has been given the opportunity to obtain such additional information necessary to verify the accuracy of the information contained in the Circular or that which was otherwise provided in order for the undersigned to evaluate the merits and risks of an investment in the Company to the extent the Company possesses such information or can acquire it without unreasonable effort or expense, and has not been furnished any other offering literature or prospectus except the Circular;

(iv) understands that the investment in the Shares is speculative, and has determined that the Shares are a suitable investment for the undersigned and that at this time the undersigned could bear a complete loss of the undersigned's investment; and

(v) has been advised that affiliates of the Company are expected to purchase Shares in the Offering.

(d) In making the undersigned's decision to purchase the Shares herein subscribed for, the undersigned has relied solely upon independent investigations made by the undersigned. The undersigned is not relying on the Company with respect to tax and other economic considerations involved in this investment.

(e) The undersigned represents, warrants and agrees that he or she will not sell or otherwise transfer the Shares without complying with the relevant state securities laws, and fully understands and agrees that the undersigned may bear the economic risk of this investment for an indefinite period of time. The undersigned further represents, warrants and agrees that he or she will not sell or otherwise transfer the Shares in a manner that will void or otherwise impair the exemption from state securities laws, if any, that the Company has relied upon to effectuate the Offering. The undersigned understands that the Company is under no obligation to assist the undersigned in complying with any such laws.

(f) Except as provided in the Circular, no representations or warranties have been made to the undersigned by the Company, or any officer, employee, agent or affiliate of the Company.

(g) Any information which the undersigned has heretofore furnished to the Company with respect to the undersigned's financial position and business experience is correct and complete as of the date of this Agreement and if there should be any material change in such information prior to the acceptance of the undersigned's subscription and the issuance to the undersigned of Shares the undersigned will immediately furnish such revised or corrected information to the Company.

(i) if the undersigned is an individual, he or she is at least 21 years of age, and is a citizen of the country and a resident of the state indicated on the signature page hereto under the heading "Residence Street Address."

2.2 Investor Awareness. The undersigned acknowledges, represents, agrees and is aware that:

(a) the Company has limited operating history;

(b) no federal or state agency has passed upon the Shares or made any findings or determination as to the fairness of this investment;

(c) there are significant risks of loss of investment incidental to the purchase of Shares, including those summarized under "Risk Factors" and in other portions of the Circular and that it is possible that the undersigned could lose all or substantially all of the undersigned's investment in the Company;

(d) the investment in the Company is an illiquid investment and the undersigned may bear the economic risk of the undersigned's investment in Shares for an extended period;

(e) legal counsel to the Company is not representing investors who are subscribing for Shares; and

(f) the representations, warranties, agreements, undertakings and acknowledgments made by the undersigned in this Agreement are made with the intent that they be relied upon by the Company in determining the undersigned's suitability as a purchaser of Shares and shall survive the undersigned's investment in the Company.

Section 3

3.1 Indemnity. The undersigned agrees to indemnify and hold harmless the Company, and each other person, if any, who controls or is controlled by the Company, within the meaning of Section 15 of the Act, against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all expenses whatsoever reasonably incurred in investigating, preparing or defending against any litigation commenced or threatened or any claim whatsoever) arising out of or based upon any false representation or warranty or breach or failure by the undersigned herein or in any other document furnished by the undersigned to any of the foregoing in connection with this transaction.

3.2 Restrictive Legend. Executed copies of this Subscription Agreement shall be filed in the principal office of the Company. Any certificates evidencing all or part of the Shares, whether now or hereafter issued, shall contain the following legend:

> THE SHARES EVIDENCED BY THIS CERTIFICATE CANNOT BE SOLD OR OTHERWISE DISPOSED OF UNDER ANY CIRCUMSTANCES WITHOUT (1) COMPLIANCE WITH ALL APPLICABLE STATE SECURITIES LAWS, OR (2) AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT COMPLIANCE WITH ALL APPLICABLE STATE SECURITIES LAWS IS NOT REQUIRED.

3.3 Modification. Neither this Agreement nor any provision hereof shall be modified, discharged or terminated except by an instrument in writing signed by the party against whom any waiver, change, discharge or termination is sought.

3.4 Notices. Any notice, demand or other communication which any party hereto may be required, or may elect to give hereunder shall be sufficiently given if (a) in the case of a communication to the Company, such communication is made in writing and deposited, postage prepaid, in a United States mail letter box, registered or certified mail, return receipt requested, to 4575 Bonney Road, Suite 1040, Virginia Beach, Virginia 23462, or is delivered personally at such addresses; and (b) in the case of a communication to any other party, such communication is made in writing and deposited, postage prepaid, in a United States mail letter box.

3.5 Binding Effect. Except as otherwise provided herein, this Agreement shall be binding upon and inure to the benefit of the parties and their heirs, executors, administrators, successors, legal representatives and permitted assigns. If the undersigned is more than one person, the obligations of the undersigned shall be joint and several and the agreements, representations, warranties and acknowledgments herein contained shall be deemed to be made by and be binding upon each such person and his, her or its heirs, executors, administrators and successors.

3.6 Entire Agreement. This instrument contains the entire agreement of the parties, and, there are no representations, covenants or other agreements except as stated or referred to herein.

3.7 Assignability. This Agreement is not transferable or assignable by the undersigned.

3.8 Applicable Law. Notwithstanding the place where this Agreement may be executed, all of the terms and provisions and validity of this Agreement shall be governed by and construed in accordance with the internal laws of the Commonwealth of Virginia.

3.9 Gender. All pronouns contained herein and any variations thereof shall be deemed to refer to the masculine, feminine or neuter, singular or plural, as the identity of the parties may require.

3.10 Counterparts. This Agreement may be executed through the use of separate signature pages or in any number of counterparts, and each of such counterparts shall, for all purposes, constitute one agreement binding on all the parties, notwithstanding that all parties are not signatories to the same counterpart.

3.11 Disclosure Required Under State Law. The offering and sale of the Shares are intended to be exempt from registration under the securities laws of certain states, and therefore will not be registered in such states or subject to the requirements of state law that would be applicable to the offering and sale of registered securities.

3.12 Trusts. If the undersigned is a trust, the undersigned has provided to the Company a copy of the trust agreement (or related portion thereof) showing the date of formation, authorization to make this investment and evidence of the authority of the undersigned to execute this Agreement.

[SIGNATURE LINES ON FOLLOWING PAGE]

NUMBER OF SHARES SUBSCRIBED FOR: ____________________

TOTAL PURCHASE PRICE ($25.00 per Share) ____________________

RESIDENCE STREET ADDRESS:
(No P.O. Boxes)

____
____
____

NAME OF SHAREHOLDER:

____
(Please Print or Type)

MAILING ADDRESS:
(If Different from Residence)

____
____
____

SOCIAL SECURITY OR TAXPAYER IDENTIFICATION NUMBER:

____

SHARES TO BE REGISTERED AS FOLLOWS:

(Check and Complete)

___ Individual Ownership
___ Tenants in Common*
___ Trust
___ Individual Retirement Account
___ Joint Tenants*
___ Tenants by the Entirety*
___ Corporation
___ Partnership
___ Other

*By signing this Agreement, the undersigned represents and warrants that all persons having a beneficial ownership interest in the Shares subscribed for pursuant to this Agreement satisfy all the terms and conditions of and shall be bound by this Agreement.

EXECUTED by the undersigned as a subscriber of JTH Tax, Inc.

Signature of Investor

Date: ____________ Name: ____________________
(Please Print)

Signature of Investor

Date: ____________ Name: ____________________
(Please Print)

ACCEPTED BY THE COMPANY:

JTH TAX, INC.

Date: ____________ By: ____________________

PART III — EXHIBITS

Index to Exhibits

* To be filed by amendment.

EXHIBIT 2.1

STATE OF DELAWARE
SECRETARY OF STATE
DIVISION OF CORPORATIONS
FILED 03:30 PM 04/24/1997
971135122 - 2675402

AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
JTH TAX, INC.

JTH TAX, INC., a corporation incorporated under the name JTH Tax, Inc., on October 23, 1996, and existing under and by virtue of the General Corporation Law of the State of Delaware (the "Company"), does hereby certify:

FIRST: That by written consent of the Board of Directors dated April 10, 1997, a resolution was duly adopted setting forth a proposed Amendment and Restatement of the Certificate of Incorporation ("Amendment and Restatement") of the Company, declaring said Amendment and Restatement to be advisable and calling for consideration of said proposed Amendment and Restatement by the stockholder of the Company. The resolution setting forth the Amendment and Restatement is as follows:

RESOLVED, that the Certificate of Incorporation of the Company be restated and integrated and also further amended to read as set forth in Exhibit A attached hereto.

SECOND: That thereafter, pursuant to the resolution of the Board of Directors, the proposed Amendment and Restatement was approved by the stockholders of the Company by written consent dated April 10, 1997.

THIRD: That said Amendment and Restatement was duly adopted in accordance with the provisions of Sections 242, 245 and 228 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Company has caused this Amended and Restated Certificate of Incorporation to be executed by John T. Hewitt, its President and Secretary, this 10th day of April, 1997.

JTH TAX, INC.

By: ______________________
John T. Hewitt, President

EXHIBIT "A"

**AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
JTH TAX, INC.**

Pursuant to the provisions of the Delaware General Corporation Law, the undersigned incorporator executes the following Certificate of Incorporation:

1. Name. The name of this corporation is JTH Tax, Inc.

2. Registered Office and Agent. The address of the Corporation's registered office in the State of Delaware is The Corporation Trust Company, 1209 Orange Street, Wilmington, DE 19801. In the county of New Castle.

3. Purpose. The corporation is incorporated under the Delaware General Corporation Law and shall have unlimited power to engage in all lawful business for which corporations may be incorporated under the Delaware General Corporation Law.

4. Authorized Capital. The aggregate number of shares of stock which the Corporation shall have authority to issue is One Million (1,000,000) shares divided into two (2) classes consisting of (a) 100,000 shares of Preferred Stock, par value $1.00 per share ("Preferred Stock"), (b) 800,000 shares of Class A Common Stock, $1.00 par value and 100,000 shares of Class B Common Stock, par value $1.00.

a. At any time, and from time to time, the Preferred Stock of the Corporation may be divided into and issued in one or more classes of further classes of shares, or one or more series of shares, each of which classes or series shall be so designated as to distinguish the shares thereof from the shares of all other classes or series. All shares within any class of Preferred Stock shall be identical except as to the following relative rights and preferences, in respect of any or all of which there may be variations between different series of such class, namely, the rate of dividend, the right of redemption, and the price at which, and the terms and conditions on which, shares may be redeemed, the amounts payable upon shares in event of voluntary or involuntary liquidation, sinking fund provisions for the redemption or purchase of shares, the right of conversion, the terms and conditions on which shares may be converted in the event the shares of any class or series of stock are issued with the privilege of conversion, and the voting rights.

b. The Board of Directors of the Corporation is hereby expressly vested with the authority, by resolution, from time to time to divide the Preferred Stock of the corporation into one or more classes or series as aforesaid, to fix and determine the variable rights and preferences of any class or series so established.

5. Initial Board of Directors. The number of directors which shall constitute the board of directors shall be no less than one, and no greater than nine. The name and address of the person who is to serve as the initial director is John T. Hewitt, 3742 Virginia Beach Boulevard, Virginia Beach, VA 23452.

6. a. Class A Common Stock.

(1) Election of Directors. So long as there are any shares of Class B common stock issued and outstanding, at all shareholders' meetings for the election of directors, the holders of Class A common stock, voting separately as a class, shall be entitled to elect a number of directors being one (1) less than the number of directors elected by Class B common stock.

(2) Non-Cumulative Voting. Voting for directors by the holders of Class A common stock shall be on a non-cumulative basis.

(3) Elimination of Designation. At such time as all Class B common stock shall have been converted to Class A common stock, no additional Class B common stock shall be issued and all Class A common stock shall become common stock of the Corporation without further designation and all provisions herein relating separately to Class B common stock shall have no further force and effect.

b. Class B Common Stock.

(1) Election of Directors. Subject to paragraph 6.a.(1) above, at all shareholders' meetings for the election of directors, the holders of Class B common stock, voting separately as a class, shall be entitled to elect one director more than the holders of Class A common stock voting separately as a class of the directors.

(2) Non-cumulative Voting. Voting for directors by the holders of Class B common stock shall be on a non-cumulative basis.

(3) Optional Conversion. The holder of any Class B common shares may at his option convert any such shares into an equal number of fully paid and non-assessable shares of Class A common stock.

7. Incorporator. The name and mailing address of the incorporator is John T. Hewitt, JTH Tax, Inc., 2214 Commerce Parkway, Virginia Beach, VA 23454.

8. Voting Rights. Except as otherwise provided in Paragraph 6, every stockholder shall have the right at every meeting of stockholders to one vote for every share standing in the name of such stockholder on the books of the Company which is entitled to vote at such meeting. Every stockholder may vote either in person or by proxy.

9. Limitation on Liability. The directors of the Corporation shall be entitled to the benefits of all limitations on the liability of directors generally that are now or hereafter become available under the General Corporation Law of Delaware. Without limiting the generality of the foregoing, no director of the Corporation shall be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit. Any repeal or modification of this Section 9 shall be prospective only, and shall not affect, to the detriment of any director, any limitation on the personal liability of a director of the Corporation existing at the time of such repeal or modification.

JTH Tax, Inc.

By: ______________________

John T. Hewitt, President

Dated: April 10, 1997

:ls\dv\jth\amended.crt

CORRECTED
CERTIFICATE OF AMENDMENT
of the
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
of
JTH TAX, INC.

The undersigned, John T. Hewitt, President of JTH Tax, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the "Company"), hereby certifies that the Board of Directors and Stockholders of the Company have duly adopted, in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware, an amendment of the Amended and Restated Certificate of Incorporation of the Company, amending Section 4 and Section 6 of the Amended and Restated Certificate of Incorporation to read, respectively, as follows, that the Certificate of Amendment as originally filed inaccurately omitted subsections (a) and (b) of Section 4 and inaccurately set forth Section 6, and that Section 4 and Secton 6 as set forth herein are correct:

> 4. Authorized Capital. The aggregate number of shares of stock which the Corporation shall have authority to issue is Two Million Five Hundred Forty Thousand (2,540,000) shares, consisting of (a) 320,000 shares of Preferred Stock, par value $1.00 per share (the "Preferred Stock"), (b) 2,120,000 shares of Class A Common Stock, par value $1.00 per share (the "Class A Common Stock"), and (c) 100,000 shares of Class B Common Stock, par value $1.00 per share (the "Class B Common Stock").
>
> a. At any time, and from time to time, the Preferred Stock of the Corporation may be divided into and issued in one or more classes of further classes of shares, or one or more series of shares, each of which classes or series shall be so designated as to distinguish the shares thereof from the shares of all other classes or series. All shares within any class of Preferred Stock shall be identical except as to the following relative rights and preferences, in respect of any or all of which there may be variations between different series of such class, namely, the rate of dividend, the right of redemption, and the price at which, and the terms and conditions on which, shares may be redeemed, the amounts payable upon shares in event of voluntary or involuntary liquidation, sinking fund provisions for the redemption or purchase of shares, the right of conversion, the terms and conditions on which shares may be converted in the event the shares of any class

1-246667.1/JJW:PG
4/30/99

or series of stock are issued with the privilege of conversion, and the voting rights.

b. The Board of Directors of the Corporation is hereby expressly vested with the authority, by resolution, from time to time to divide the Preferred Stock of the corporation into one or more classes or series as aforesaid, to fix and determine the variable rights and preferences of any class or series so established.

6. a. Class A Common Stock.

(1) Election of Directors. So long as there are any shares of Class B Common Stock issued and outstanding, at all shareholders' meetings for the election of directors, the holders of Class A Common Stock, voting separately as a class, shall be entitled to elect a number of directors equal to the difference between (A) the number of directors elected by Class B Common Stock, minus one, and (B) the number of directors entitled to be elected by the holders of all classes of Preferred Stock.

(2) Non-Cumulative Voting. Voting for directors by the holders of Class A Common Stock shall be on a non-cumulative basis.

(3) Elimination of Designation. At such time as all Class B Common Stock shall have been converted to Class A Common Stock, no additional Class B Common Stock shall be issued and all Class A Common Stock shall become common stock of the Corporation without further designation and all provisions herein relating separately to Class B Common Stock shall have no further force and effect.

b. Class B Common Stock.

(1) Election of Directors. Subject to paragraph 6.a.(1) above, so long as there are any shares of Class B Common Stock issued and outstanding, at all shareholders' meetings for the election of directors, the holders of Class B Common Stock, voting separately as a class, shall be entitled to elect one director more than the aggregate number of directors entitled to be elected by the holders of all other classes of stock.

(2) Non-Cumulative Voting. Voting for directors by the holders of Class B Common Stock shall be on a non-cumulative basis.

(3) Optional Conversion. The holder of any Class B Common Shares may at his option convert any such shares into an equal number of fully paid and non-assessable shares of Class A Common Stock.

IN WITNESS WHEREOF, the Company has caused this Certificate of Amendment to be signed by John T. Hewitt, its President, who affirms that the statements in this Certificate of Amendment are true, this 30th day of April, 1999.

JTH TAX, INC.

[SEAL]

By:______________________________
John T. Hewitt, President

1-246667.1/JJW:PG
4/30/99

EXHIBIT 2.2

Amended
Certificate of Designations
of Class A Convertible Preferred Stock

The undersigned DOES HEREBY CERTIFY that the following resolution was duly adopted by the Board of Directors (the "Board of Directors") of JTH Tax, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the "Corporation"), by action of the Board of Directors effective April 20, 1999, in accordance with the provisions of Section 103 thereof, and pursuant to Section 151 thereof:

"RESOLVED that pursuant to the authority expressly granted to and vested in this Board of Directors by the General Corporation Law of the State of Delaware, the Board of Directors hereby authorizes an increase in the number of its shares of Class A Convertible Preferred Stock, $1.00 par value per share, of the Corporation by amending Section 1 of the Certificate of Designations of Class A Convertible Preferred Stock as follows:

1. Designation and Amount; Fractional Shares. There shall be a series of preferred stock of the Company designated as "Class A Convertible Preferred Stock" and the number of shares constituting such series shall be 190,000. Such series is referred to herein as the "Preferred." The Preferred is issuable solely in whole shares."

IN WITNESS WHEREOF, the Corporation has caused this Certificate to be made under the seal of the Corporation and signed by John T. Hewitt, its President and Chief Executive Officer, and attested by Donna Halligan, its Secretary, as of the 6th day of July, 2001.

JTH TAX, INC.

By: ____________________
John T. Hewitt, President and
Chief Executive Officer

Attest:

____
Donna Halligan, Secretary

STATE OF DELAWARE
SECRETARY OF STATE
DIVISION OF CORPORATIONS
FILED 04:00 PM 07/06/2001
010327287 – 2675402

129224

Corrected
Certificate of Designations
of Class A Convertible Preferred Stock

The undersigned DOES HEREBY CERTIFY that the following resolution was duly adopted by the Board of Directors (the "Board of Directors") of JTH Tax, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the "Corporation"), by action of the Board of Directors effective April 20, 1999, in accordance with the provisions of Section 103 thereof, and pursuant to Section 151 thereof; and that Section 4(b) hereof as original filed was inaccurate and as set forth herein is correct:

"RESOLVED that pursuant to the authority expressly granted to and vested in this Board of Directors by the General Corporation Law of the State of Delaware, the Board of Directors hereby authorizes the creation of a series of Class A Convertible Preferred Stock, $1.00 par value per share, of the Corporation upon the terms and conditions set forth herein and hereby fixes the designation and number of shares thereof and fixes the other powers, preferences and relative, participating, optional or other special rights, and the qualifications, limitations and restrictions thereof (in addition to those set forth in the Certificate which may be applicable to the Class A Convertible Preferred Stock) as follows:

1. Designation and Amount; Fractional Shares. There shall be a series of preferred stock of the Company designated as "Class A Convertible Preferred Stock" and the number of shares constituting such series shall be 160,000. Such series is referred to herein as the "Preferred." The Preferred is issuable solely in whole shares.

2. Dividends. The holder of each share of Preferred shall be entitled to receive, when and as declared by the Board of Directors of the Corporation for the Common Stock, out of funds legally available for that purpose, dividends in cash, stock or otherwise, in connection with which each share of Preferred shall be treated as if it has been converted into shares of Common Stock as provided in Section 5 hereof.

3. Rights Upon Liquidation, Dissolution or Winding Up.

(a) In the event of: (i) any voluntary or involuntary liquidation, dissolution, liquidation or winding up of the Corporation; (ii) any voluntary or involuntary bankruptcy properly commenced by or against the Corporation, which if involuntary is not dismissed or stayed within 90 days after such commencement; (iii) any business combination of the Corporation; or (iv) any foreclosure by creditors of the Corporation on substantially all assets of, or equity interests in, the Corporation, which foreclosure is not dismissed or stayed within 90 days after such foreclosure, any assets of the Corporation available for distribution to its stockholders shall be distributed in the following order of priority:

STATE OF DELAWARE
SECRETARY OF STATE
DIVISION OF CORPORATIONS
FILED 09:01 AM 04/30/1999
991174044 – 2675402

(i) The holders of Preferred shall be entitled to receive for each share of Preferred, prior and in preference to any distribution to the holders of all other equity securities of the Corporation, an amount equal to the Original Issuance Price (as defined in Section 6) per share for each share of Preferred then outstanding, plus an amount equal to the Original Issuance Price multiplied by 10% per annum from the Original Issuance Date, compounded annually, until the date of such distribution.

(ii) If the assets and funds of the Corporation available for distribution to the holders of Preferred shall be insufficient to permit the payment of the full preferential amounts set forth in this Article, then all of the assets of the Corporation available for distribution to the Preferred shall be distributed to the holders of Preferred pro rata so that each share receives the same percentage of its respective liquidation value.

(b) A consolidation or merger of the Corporation with or into any other corporation or corporations in a transaction in which the shareholders of the Corporation receive cash, securities or other consideration in exchange for the shares of capital stock of the Corporation then held by them, or a similar business combination in which event the Corporation is not the surviving entity, any sale of 50% or more of the shares of the Corporation (other than in connection with an offering by the Corporation of newly issued securities), or any sale of all or substantially all of the assets of the Corporation shall, at the option of the holders representing at least 75% of the Preferred then outstanding exercised in writing within ten (10) business days after the Corporation shall have given notice of its intention to enter into any of the foregoing transactions, be deemed to be a liquidation, dissolution or winding up of the Corporation for the purposes of Section 3(a) above, and any assets of the Corporation available for distribution (and, in the case of certain reorganizations, mergers or consolidations subject to this Section, the securities received by the Corporation or its stockholders in such reorganization, merger or consolidation), shall be distributed pursuant to the order of preference set forth in Section 3(a) above, subject however to the right of the holders of the Preferred to convert the Preferred into Class A Common Stock as provided in Section 5.

4. <u>Voting</u>.

(a) In addition to the rights specified in the Certificate of Incorporation, any other rights provided in any agreement between the Corporation and holders of Preferred, or in the Corporation's Bylaws or by law, holders of Preferred shall be entitled to receive notice of all meetings of shareholders and shall vote as one class with the holders of Common Stock (except as provided in Paragraph 4(b) below), based upon the number of shares of Common Stock into which such shares of Preferred may be converted as provided in Section 5 hereof.

(b) The holders of the Preferred, voting as a separate class, shall be entitled to elect, re-elect, remove and replace from time to time two directors of the Corporation. Such directors shall be designated as provided in the Purchase Agreement (as defined in Section 6), and this right of the holders of the Preferred shall expire as provided in the Purchase Agreement.

5. Conversion.

(a) The holder of any shares of Preferred shall have the right, at such holder's option, at any time or from time to time to convert any of such shares of Preferred into shares of Class A Common Stock (in this Paragraph hereafter referred to as "Common Stock") at the rate of one share of Common Stock for each share of Preferred (the "Conversion Rate"). A holder of Preferred may elect to convert by surrender of the certificates representing the shares of Preferred so to be converted in the manner provided in subsection (c) hereof. The Conversion Rate shall be subject to adjustment as set forth in subsection (d) hereof.

(b) Upon the occurrence of an Event of Conversion (as defined in Section 6 hereof), all shares of Preferred then outstanding shall, by virtue of, and simultaneously with, the occurrence of the Event of Conversion and without any action on the part of the holder thereof, be deemed automatically converted into shares of Common Stock at the Conversion Rate as last adjusted and then in effect for the shares of Preferred being converted.

(c) The holder of any shares of Preferred may exercise the conversion right pursuant to subsection (a) hereof as to any part thereof by delivering to the Corporation during regular business hours, at the office of any transfer agent of the Corporation for the Preferred or at such other place as may be designated by the Corporation, the certificate or certificates for the shares to be converted, duly endorsed or assigned in blank or to the Corporation (if required by it), accompanied by written notice stating that the holder elects to convert such shares.

(d) The Conversion Rate shall be subject to adjustment from time to time as follows:

(i) If at any time after the Original Issuance Date the number of shares of Common Stock outstanding is increased by a stock dividend payable in shares of Common Stock or by a subdivision or stock split of shares of Common Stock, then following the record date fixed for the determination of holders of Common Stock entitled to receive such stock dividend, subdivision or stock split, the Conversion Rate shall be appropriately increased so that the number of shares of Common Stock issuable on conversion of each share of Preferred shall be increased in proportion to such increase in outstanding shares.

(ii) If at any time after the Original Issuance Date the number of shares of Common Stock outstanding is decreased by a combination of the outstanding shares of Common Stock, then, following the record date for such combination, the Conversion Rate shall be appropriately decreased so that the number of shares of Common Stock issuable on conversion of each share of Preferred shall be decreased in proportion to such decrease in outstanding shares.

(iii) If, at any time after the Original Issuance Date, there is any capital reorganization, or any reclassification of the stock of the Corporation (other than a change in par value or from par value to no par value or from no par value to par value or as a result of a stock dividend or subdivision, split-up or combination of shares), or the consolidation or merger of the Corporation with or into another person (other than a consolidation or merger in which the Corporation is the continuing corporation and which does not result in any change in the Common Stock) or of the sale or other disposition of all or substantially all the properties and assets of the Corporation as an entirety to any other person, each share of Preferred shall after such reorganization, reclassification, consolidation, merger, sale or other disposition be (unless, in the case of a consolidation, merger, sale or other disposition, payment shall have been made to the holders of all shares of Preferred of the full amount to which they shall have been entitled pursuant to Section 3 hereto) convertible into the kind and number of shares of stock or other securities or property of the Corporation or of the corporation resulting from such consolidation or surviving such merger or to which such properties and assets shall have been sold or otherwise disposed to which the holder of the number of shares of Common Stock deliverable (immediately prior to the time of such reorganization, reclassification, consolidation, merger, sale or other disposition) upon conversion of such share would have been entitled upon such reorganization, reclassification, consolidation, merger, sale or other disposition. The provisions of this subsection shall similarly apply to successive reorganizations, reclassifications, consolidations, mergers, sales or other dispositions.

(iv) In the event of the occurrence of any event or transaction after the Original Issuance Date not contemplated by this subsection (d) that would require an adjustment to the Conversion Rate to remain consistent with the intent and purpose of this subsection (d), then the Board of Directors of the Corporation shall make such adjustment to the Conversion Rate as they shall deem reasonable and consistent with the intentions and purposes of this subsection (d) and general principles of equity.

(e) Whenever the Conversion Rate shall be adjusted as provided in subsection (d), the Corporation shall forthwith file, at the office of the transfer agent for the Preferred or at such other place as may be designated by the Corporation, a statement, approved by its Board of Directors, showing in detail the facts requiring such adjustment and the Conversion Rate that shall be in effect after such adjustment. The Corporation shall also cause a copy of such statement to be sent by first class certified mail, return receipt requested and postage prepaid, to each holder of shares of Preferred at its address appearing on the Corporation's records. Where appropriate, such copy may be given in advance and may be included as part of a notice required to be mailed under the provisions of subsection (f).

(f) In the event the Corporation shall propose to take any action of the types described in clauses (i), (ii), (iii) or (iv) of subsection (d), the Corporation shall use reasonable efforts to give 30 days prior notice to each holder of shares of Preferred, in the manner set forth in subsection (e), which notice shall specify the record date, if any, with respect to any such action, the date on which such action is to take place and such facts with respect thereto as shall be reasonably necessary to indicate the effect of such action.

(g) The Corporation shall reserve, and at all times from and after the Original Issuance Date keep reserved, free from preemptive rights, out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of Preferred, sufficient shares to provide for the conversion of all outstanding shares of Preferred.

(h) All shares of Common Stock which may be issued in connection with the conversion provisions set forth herein will, upon issuance by the Corporation, be validly issued, fully paid and nonassessable.

(i) If at any time after the Original Issuance Date stock of any class of the Corporation other than Common Stock is delivered as a stock dividend on outstanding Common Stock, then in addition to any shares receivable upon conversion of Preferred, the holder shall upon such conversion be entitled to receive the same number of the shares of dividend stock plus any shares, securities or property issued upon any subsequent exchange, replacement, subdivision, or combination thereof, to which the holder would have been entitled had the Preferred been converted immediately prior to such stock dividend.

6. <u>Definitions</u>.

(a) The term "Event of Conversion" shall mean the consummation of a public offering of shares of Common Stock of the Corporation pursuant to the Securities Act of 1933, as amended, generating net proceeds to the Corporation of at least $15 million and reflecting a per share price of at least $37.50 per share of Common Stock as constituted on the Original Issuance Date.

(b) The term "Original Issuance Date" shall mean the date of original issuance by the Corporation of each share of Preferred.

(c) The term "Original Issuance Price" shall mean $12.50.

(d) The term "Purchase Agreement" shall mean a certain Preferred Stock Purchase Agreement between the Corporation and an investor dated as of April 27, 1999.

7. <u>Purchase Rights</u>. If at any time the Corporation grants, issues or sells any options, convertible securities or rights to purchase stock, warrants, securities or other property pro rata to the record holders of Common Stock (the "Purchase Rights"), then each holder of Preferred will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which such holder could have acquired if such holder had held the number of shares of Common Stock acquirable upon conversion of such holder's Preferred immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights; or, if no such record is taken, the date as of which the record holders of Common Stock are to be determined for the grant, issuance or sale of such Purchase Rights.

8. Amendments. No additional Preferred may be authorized, nor any provision of these terms of the Preferred may be amended, modified or waived without the written consent or affirmative vote of the holders of at least 66% of the then outstanding shares of Preferred, voting together as one class.

IN WITNESS WHEREOF, the Corporation has caused this Certificate to be made under the seal of the Corporation and signed by John T. Hewitt, its President and Chief Executive Officer, and attested by Donna Halligan, its Secretary, as of the 29th day of April, 1999.

JTH TAX, INC.

By:________________________
John T. Hewitt, President and
Chief Executive Officer

Attest:

____
Donna Halligan, Secretary

EXHIBIT 2.3

State of Delaware

Office of the Secretary of State

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF CORRECTED CERTIFICATE OF DESIGNATION OF "JTH TAX, INC.", FILED IN THIS OFFICE ON THE TENTH DAY OF JULY, A.D. 2001, AT 4:30 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.

Harriet Smith Windsor

Harriet Smith Windsor, Secretary of State

2675402 8101

AUTHENTICATION: 1235937

010332444

DATE: 07-11-01

STATE OF DELAWARE
SECRETARY OF STATE
DIVISION OF CORPORATIONS
FILED 04:30 PM 07/10/2001
010332444 - 2675402

**Corrected
Certificate of Designations
of Class B Convertible Preferred Stock**

The undersigned DOES HEREBY CERTIFY that the following resolution was duly adopted by the Board of Directors (the "Board of Directors") of JTH Tax, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the "Corporation"), by action of the Board of Directors effective July 6, 2001, in accordance with the provisions of Section 103 thereof, and pursuant to Section 151 thereof; and that Sections 3(b) and 4(b) hereof as originally filed were inaccurate and as set forth herein are correct:

"RESOLVED that pursuant to the authority expressly granted to and vested in this Board of Directors by the General Corporation Law of the State of Delaware, the Board of Directors hereby authorizes the creation of a series of Class B Convertible Preferred Stock, $1.00 par value per share, of the Corporation upon the terms and conditions set forth herein and hereby fixes the designation and number of shares thereof and fixes the other powers, preferences and relative, participating, optional or other special rights, and the qualifications, limitations and restrictions thereof (in addition to those set forth in the Certificate which may be applicable to the Class B Convertible Preferred Stock) as follows:

1. Designation and Amount; Fractional Shares. There shall be a series of preferred stock of the Company designated as "Class B Convertible Preferred Stock" and the number of shares constituting such series shall be 33,334. Such series is referred to herein as the "Class B Preferred." The Class B Preferred is issuable solely in whole shares.

2. Dividends. The holder of each share of Class B Preferred shall be entitled to receive, when and as declared by the Board of Directors of the Corporation for the Common Stock, out of funds legally available for that purpose, dividends in cash, stock or otherwise, in connection with which each share of Class B Preferred shall be treated as if it has been converted into shares of Common Stock as provided in Section 5 hereof.

3. Rights Upon Liquidation, Dissolution or Winding Up.

(a) In the event of: (i) any voluntary or involuntary liquidation, dissolution, liquidation or winding up of the Corporation; (ii) any voluntary or involuntary bankruptcy properly commenced by or against the Corporation, which if involuntary is not dismissed or stayed within 90 days after such commencement; (iii) any business combination of the Corporation; or (iv) any foreclosure by creditors of the Corporation on substantially all assets of, or equity interests in, the Corporation, which foreclosure is not dismissed or stayed within 90 days after such foreclosure, any assets of the Corporation available for distribution to its stockholders shall be distributed in the following order of priority:

(i) The holder of the Corporation's Class A Convertible Preferred Stock (the "Class A Preferred") shall be entitled to receive for each share of Class A Preferred the distribution provided for by the Corporation's Certificate of Designations of Class A Convertible Preferred Stock.

(ii) The holders of Class B Preferred shall be entitled to receive for each share of Class B Preferred, prior and in preference to any distribution to the holders of all other equity securities of the Corporation other than the Class A Preferred, an amount equal to the Original Issuance Price (as defined in Section 6) per share for each share of Class B Preferred then outstanding, plus an amount equal to the Original Issuance Price multiplied by 10% per annum from the Original Issuance Date, compounded annually, until the date of such distribution.

(iii) If the assets and funds of the Corporation available for distribution to the holders of Class B Preferred after the distribution to the Class A Preferred described in Section 3(a)(i) has been made shall be insufficient to permit the payment of the full preferential amounts set forth in this Article, then all of the assets of the Corporation available for distribution to the Class B Preferred shall be distributed to the holders of Class B Preferred pro rata so that each share receives the same percentage of its respective liquidation value.

(b) A consolidation or merger of the Corporation with or into any other corporation or corporations in a transaction in which the shareholders of the Corporation receive cash, securities or other consideration in exchange for the shares of capital stock of the Corporation then held by them, or a similar business combination in which event the Corporation is not the surviving entity, any sale of 50% or more of the shares of the Corporation (other than in connection with an offering by the Corporation of newly issued securities), or any sale of all or substantially all of the assets of the Corporation shall, at the option of the holders representing at least 70% of the Class A and Class B Preferred then outstanding, acting as a single class, exercised in writing within ten (10) business days after the Corporation shall have given notice of its intention to enter into any of the foregoing transactions, be deemed to be a liquidation, dissolution or winding up of the Corporation for the purposes of Section 3(a) above, and any assets of the Corporation available for distribution (and, in the case of certain reorganizations, mergers or consolidations subject to this Section, the securities received by the Corporation or its stockholders in such reorganization, merger or consolidation), shall be distributed pursuant to the order of preference set forth in Section 3(a) above, subject however to the right of the holders of the Class B Preferred to convert the Class B Preferred into Class A Common Stock as provided in Section 5.

4. <u>Voting</u>.

(a) In addition to the rights specified in the Certificate of Incorporation, any other rights provided in any agreement between the Corporation and holders of Class B Preferred, or in the Corporation's Bylaws or by law, holders of Class B Preferred shall be entitled to receive notice of all meetings of shareholders and shall vote as one class with the holders of Common Stock (except as provided in Paragraph 4(b) below) and with the holders of the Class A Preferred, based upon the number of shares of Common Stock into which such shares of Class B Preferred may be converted as provided in Section 5 hereof.

(b) Commencing on the second anniversary date of the Purchase Agreement, the holders of the Class B Preferred, voting as a separate class, shall be entitled to elect, re-elect, remove and replace from time to time one director of the Corporation to the extent provided in the Purchase Agreement (as defined in Section 6). The director shall be designated as provided in the Purchase Agreement, and this right of the holders of the Class B Preferred shall expire as provided in the Purchase Agreement.

5. <u>Conversion</u>.

(a) The holder of any shares of Class B Preferred shall have the right, at such holder's option, at any time or from time to time to convert any of such shares of Class B Preferred into shares of Class A Common Stock (in this Paragraph hereafter referred to as "Common Stock") at the rate of one share of Common Stock for each share of Class B Preferred (the "Conversion Rate"). A holder of Class B Preferred may elect to convert by surrender of the certificates representing the shares of Class B Preferred so to be converted in the manner provided in subsection (c) hereof. The Conversion Rate shall be subject to adjustment as set forth in subsection (d) hereof.

(b) Upon the occurrence of an Event of Conversion (as defined in Section 6 hereof), all shares of Class B Preferred then outstanding shall, by virtue of, and simultaneously with, the occurrence of the Event of Conversion and without any action on the part of the holder thereof, be deemed automatically converted into shares of Common Stock at the Conversion Rate as last adjusted and then in effect for the shares of Class B Preferred being converted.

(c) The holder of any shares of Class B Preferred may exercise the conversion right pursuant to subsection (a) hereof as to any part thereof by delivering to the Corporation during regular business hours, at the office of any transfer agent of the Corporation for the Class B Preferred or at such other place as may be designated by the Corporation, the certificate or certificates for the shares to be converted, duly endorsed or assigned in blank or to the Corporation (if required by it), accompanied by written notice stating that the holder elects to convert such shares.

(d) The Conversion Rate shall be subject to adjustment from time to time as follows:

(i) If at any time after the Original Issuance Date the number of shares of Common Stock outstanding is increased by a stock dividend payable in shares of Common Stock or by a subdivision or stock split of shares of Common Stock, then following the record date fixed for the determination of holders of Common Stock entitled to receive such stock dividend, subdivision or stock split, the Conversion Rate shall be appropriately increased so that the number of shares of Common Stock issuable on conversion of each share of Class B Preferred shall be increased in proportion to such increase in outstanding shares.

(ii) If at any time after the Original Issuance Date the number of shares of Common Stock outstanding is decreased by a combination of the outstanding shares of Common Stock, then, following the record date for such combination, the Conversion Rate shall be appropriately decreased so that the number of shares of Common Stock issuable on conversion of each share of Class B Preferred shall be decreased in proportion to such decrease in outstanding shares.

(iii) If, at any time after the Original Issuance Date, there is any capital reorganization, or any reclassification of the stock of the Corporation (other than a change in par value or from par value to no par value or from no par value to par value or as a result of a stock dividend or subdivision, split-up or combination of shares), or the consolidation or merger of the Corporation with or into another person (other than a consolidation or merger in which the Corporation is the continuing corporation and which does not result in any change in the

Common Stock) or of the sale or other disposition of all or substantially all the properties and assets of the Corporation as an entirety to any other person, each share of Class B Preferred shall after such reorganization, reclassification, consolidation, merger, sale or other disposition be (unless, in the case of a consolidation, merger, sale or other disposition, payment shall have been made to the holders of all shares of Class B Preferred of the full amount to which they shall have been entitled pursuant to Section 3 hereto) convertible into the kind and number of shares of stock or other securities or property of the Corporation or of the corporation resulting from such consolidation or surviving such merger or to which such properties and assets shall have been sold or otherwise disposed to which the holder of the number of shares of Common Stock deliverable (immediately prior to the time of such reorganization, reclassification, consolidation, merger, sale or other disposition) upon conversion of such share would have been entitled upon such reorganization, reclassification, consolidation, merger, sale or other disposition. The provisions of this subsection shall similarly apply to successive reorganizations, reclassifications, consolidations, mergers, sales or other dispositions.

(iv) In the event of the occurrence of any event or transaction after the Original Issuance Date not contemplated by this subsection (d) that would require an adjustment to the Conversion Rate to remain consistent with the intent and purpose of this subsection (d), then the Board of Directors of the Corporation shall make such adjustment to the Conversion Rate as they shall deem reasonable and consistent with the intentions and purposes of this subsection (d) and general principles of equity.

(e) Whenever the Conversion Rate shall be adjusted as provided in subsection (d), the Corporation shall forthwith file, at the office of the transfer agent for the Class B Preferred or at such other place as may be designated by the Corporation, a statement, approved by its Board of Directors, showing in detail the facts requiring such adjustment and the Conversion Rate that shall be in effect after such adjustment. The Corporation shall also cause a copy of such statement to be sent by first class certified mail, return receipt requested and postage prepaid, to each holder of shares of Class B Preferred at its address appearing on the Corporation's records. Where appropriate, such copy may be given in advance and may be included as part of a notice required to be mailed under the provisions of subsection (f).

(f) In the event the Corporation shall propose to take any action of the types described in clauses (i), (ii), (iii) or (iv) of subsection (d), the Corporation shall use reasonable efforts to give 30 days prior notice to each holder of shares of Class B Preferred, in the manner set forth in subsection (e), which notice shall specify the record date, if any, with respect to any such action, the date on which such action is to take place and such facts with respect thereto as shall be reasonably necessary to indicate the effect of such action.

(g) The Corporation shall reserve, and at all times from and after the Original Issuance Date keep reserved, free from preemptive rights, out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of Class B Preferred, sufficient shares to provide for the conversion of all outstanding shares of Class B Preferred.

(h) All shares of Common Stock which may be issued in connection with the conversion provisions set forth herein will, upon issuance by the Corporation, be validly issued, fully paid and nonassessable.

(j) If at any time after the Original Issuance Date stock of any class of the Corporation other than Common Stock is delivered as a stock dividend on outstanding Common Stock, then in addition to any shares receivable upon conversion of Class B Preferred, the holder shall upon such conversion be entitled to receive the same number of the shares of dividend stock plus any shares, securities or property issued upon any subsequent exchange, replacement, subdivision, or combination thereof, to which the holder would have been entitled had the Class B Preferred been converted immediately prior to such stock dividend.

6. Definitions.

(a) The term "Event of Conversion" shall mean the consummation of a public offering of shares of Common Stock of the Corporation pursuant to the Securities Act of 1933, as amended, generating net proceeds to the Corporation of at least $15 million and reflecting a per share price of at least $37.50 per share of Common Stock as constituted on the Original Issuance Date.

(b) The term "Original Issuance Date" shall mean the date of original issuance by the Corporation of each share of Class B Preferred.

(c) The term "Original Issuance Price" shall mean $20.00.

(d) The term "Purchase Agreement" shall mean a certain Class B Preferred Stock Purchase Agreement between the Corporation and an investor dated as of July 6, 2001.

7. Purchase Rights. If at any time the Corporation grants, issues or sells any options, convertible securities or rights to purchase stock, warrants, securities or other property pro rata to the record holders of Common Stock (the "Purchase Rights"), then each holder of Class B Preferred will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which such holder could have acquired if such holder had held the number of shares of Common Stock acquirable upon conversion of such holder's Class B Preferred immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights or, if no such record is taken, the date as of which the record holders of Common Stock are to be determined for the grant, issuance or sale of such Purchase Rights.

8. Amendments. No additional Class B Preferred may be authorized, nor any provision of these terms of the Class B Preferred may be amended, modified or waived without the written consent or affirmative vote of the holders of at least 66% of the then outstanding shares of Class B Preferred, voting together as one class.

IN WITNESS WHEREOF, the Corporation has caused this Certificate to be made under the seal of the Corporation and signed by John T. Hewitt, its President and Chief Executive Officer, and attested by Donna Halligan, its Secretary, as of the 10th day of July, 2001.

JTH TAX, INC.

By: ________________
John T. Hewitt, President and

Chief Executive Officer

Attest:

Donna Halligan, Secretary

1293997v1

EXHIBIT 2.4

SECRETARY OF STATE
DIVISION OF CORPORATIONS
FILED 02:45 PM 10/15/2001
010512387 - 2675402

Certificate of Designations
of Special Voting Preferred Stock

The undersigned DOES HEREBY CERTIFY that the following resolution was duly adopted by the Board of Directors (the "Board of Directors") of JTH Tax, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the "Corporation"), by action of the Board of Directors effective October 15, 2001, in accordance with the provisions of Section 103 thereof, and pursuant to Section 151 thereof:

"RESOLVED that the Corporation enter into the Share Exchange Agreement and Stock Purchase and Investment Representation Agreement related to the issuance and sale by the Corporation to DataTax, Inc. of 160,000 shares of its Class A Common Stock, to the issuance by the Corporation to DataTax, Inc. of 10 shares of the Corporation's Special Voting Preferred Stock, and to the issuance by a subsidiary of the Corporation of 100,000 shares exchangeable for 100,000 shares of the Corporation's Class A Common Stock, on the terms described therein.

"RESOLVED that pursuant to the authority expressly granted to and vested in this Board of Directors by the General Corporation Law of the State of Delaware, the Board of Directors hereby authorizes the creation of a series of Special Voting Preferred Stock, $1.00 par value per share, of the Corporation upon the terms and conditions set forth herein and hereby fixes the designation and number of shares thereof and fixes the other powers, preferences and relative, participating, optional or other special rights, and the qualifications, limitations and restrictions thereof (in addition to those set forth in the Certificate which may be applicable to the Special Voting Preferred Stock) as follows:

1. Designation and Amount; Fractional Shares. There shall be a series of preferred stock of the Company designated as "Special Voting Preferred Stock" and the number of shares constituting such series shall be ten (10). Such series is referred to herein as the "Special Voting Preferred." The Special Voting Preferred is issuable solely in whole shares.

2. Dividends. The holders of Special Voting Preferred shall not be entitled to receive dividends in cash, stock or otherwise.

3. Voting.

Except as otherwise expressly required by the General Corporation Law of the State of Delaware and Section 6 below, holders of Special Voting Preferred shall be entitled to receive notice of all meetings of shareholders and shall vote as one class with the holders of Class A Common Stock based upon each share of Special Voting Preferred being entitled to vote as if it represented 10,000 shares of Class A Common Stock, and shall have no class or other voting rights.

4. Conversion.

The Special Voting Preferred shall not be convertible into any other class or series of shares of the Corporation.

5. Redemption. The Corporation may redeem, purchase or acquire each outstanding share of Special Voting Preferred, at a price of $1.00 per share, upon notice to the holder thereof given contemporaneously with any redemption, exchange or other event that causes DataTax Business Services Limited to cease to hold any outstanding shares in the capital of Liberty Tax Holding Corporation, an Ontario corporation. In addition, upon any redemption, exchange or other event that causes DataTax Business Services Limited to cease to hold a portion of its outstanding shares in the capital of Liberty Tax Holding Corporation, an Ontario corporation, the Corporation may redeem, purchase, or acquire the outstanding shares of Special Voting Preferred, at a price of $1.00 per share, upon notice to the holder thereof given contemporaneously with such event, on the basis that one share of Special Voting Preferred may be redeemed with respect to each 10,000 shares of Liberty Tax Holding Corporation (subject to adjustment for future issuances of shares of Liberty Tax Holding Corporation) subject to the redemption, exchange or other event. Upon redemption, purchase or other acquisition by the Corporation, the shares of Special Voting Preferred shall no longer remain outstanding.

6. Amendments. No additional Special Voting Preferred may be authorized, nor may any provision of these terms of the Special Voting Preferred may be amended, modified or waived without the unanimous written consent or unanimous affirmative vote of the holders of the then outstanding shares of Special Voting Preferred, voting together as one class.

IN WITNESS WHEREOF, the Corporation has caused this Certificate to be made under the seal of the Corporation and signed by John T. Hewitt, its President and Chief Executive Officer, and attested by Donna Halligan, its Secretary, as of the 15 day of October, 2001.

JTH TAX, INC.

By: [signature]
John T. Hewitt, President and
Chief Executive Officer

Attest:

[signature]
Donna Halligan, Secretary

EXHIBIT 2.5

BYLAWS
OF
JTH TAX, INC.

ARTICLE I

STOCKHOLDERS

1.1 Meetings.

1.1.1 Place. Meetings of the stockholders shall be held at such place as may be designated by the board of directors.

1.1.2 Annual Meeting. An annual meeting of the stockholders for the election of directors and for other business shall be held on such date and at such time as may be fixed by the board of directors.

1.1.3 Special Meetings. Special meetings of the stockholders may be called at any time by the president, or the board of directors, or the holders of a majority of the outstanding shares of stock of the Company entitled to vote at the meeting.

1.1.4 Quorum. The presence, in person or by proxy, of the holders of a majority of the outstanding shares of stock of the Company entitled to vote on a particular matter shall constitute a quorum for the purpose of considering such matter.

1.1.5 Authorized Capital. The aggregate number of shares of stock which the Corporation shall have authority to issue is One Million (1,000,000) shares divided into two (2) classes consisting of (a) 100,000 shares of Preferred Stock, par value $1.00 per share ("Preferred Stock"), (b) 800,000 shares of Class A Common Stock, $1.00 par value and 100,000 shares of Class B Common Stock, par value $1.00.

1.1.5.1 At any time, and from time to time, the Preferred Stock of the Corporation may be divided into and issued in one or more classes of further classes of shares, or one or more series of shares, each of which classes or series shall be so designated as to distinguish the shares thereof from the shares of all other classes or series. All shares within any class of Preferred Stock shall be identical except as to the following relative rights and preferences, in respect of any or all of which there may be variations between different series of such class, namely, the rate of dividend, the right of redemption, and the price at which, and the terms and conditions on which, shares may be redeemed, the amounts payable upon shares in event of voluntary or involuntary liquidation, sinking fund provisions for the redemption or purchase of shares, the right of conversion, the terms and conditions on which shares may be converted in the event the shares of any class or series of stock are issued with the privilege of conversion, and the voting rights.

1.1.5.2 The Board of Directors of the Corporation is hereby expressly vested with the authority, by resolution, from time to time to divide the Preferred Stock of the corporation into one or more classes or series as aforesaid, to fix and determine the variable rights and preferences of any class or series so established.

1.1.6 **Initial Board of Directors**. The number of directors which shall constitute the board of directors shall be no less than one, and no greater than nine. The name and address of the person who is to serve as the initial director is John T. Hewitt, 3742 Virginia Beach Boulevard, Virginia Beach, VA 23452.

1.1.7 **Class A Common Stock**.

1.1.7.1 Election of Directors. So long as there are any shares of Class B common stock issued and outstanding, at all shareholders' meetings for the election of directors, the holders of Class A common stock, voting separately as a class, shall be entitled to elect a number of directors being one (1) less than the number of directors elected by Class B common stock.

1.1.7.2 Non-Cumulative Voting. Voting for directors by the holders of Class A common stock shall be on a non-cumulative basis.

1.1.7.3 Elimination of Designation. At such time as all Class B common stock shall have been converted to Class A common stock, no additional Class B common stock shall be issued and all Class A common stock shall become common stock of the Corporation without further designation and all provisions herein relating separately to Class B common stock shall have no further force and effect.

1.1.8 **Class B Common Stock**.

1.1.8.1 Election of Directors. Subject to paragraph 6.a.(1) above, at all shareholders' meetings for the election of directors, the holders of Class B common stock, voting separately as a class, shall be entitled to elect one director more than the holders of Class A common stock voting separately as a class of the directors.

1.1.8.2 Non-cumulative Voting. Voting for directors by the holders of Class B common stock shall be on a non-cumulative basis.

1.1.8.3 Optional Conversion. The holder of any Class B common shares may at his option convert any such shares into an equal number of fully paid and non-assessable shares of Class A common stock.

1.1.9 Voting Rights. Except as otherwise provided in Sections 1.1.7.1 and 1.1.8.1, in the certificate of incorporation or by law, every stockholder shall have the right at every meeting of stockholders to one vote for every share standing in the name of such stockholder on the books of the Company which is entitled to vote at such meeting. Every stockholder may vote either in person or by proxy.

ARTICLE II

DIRECTORS

2.1 Number and Term. The board of directors shall have authority to (i) determine the number of directors to constitute the board and (ii) fix the terms of office of the directors.

2.2 Meetings.

2.2.1 Place. Meetings of the board of directors shall be held at such place as may be designated by the board or in the notice of the meeting.

2.2.2 Regular Meetings. Regular meetings of the board of directors shall be held at such times as the board may designate. Notice of regular meetings need not be given.

2.2.3 Special Meetings. Special meetings of the board may be called by direction of the president or any two members of the board on three days' notice to each director, either personally or by mail, telegram or facsimile transmission.

2.2.4 Quorum. A majority of all the directors in office shall constitute a quorum for the transaction of business at any meeting.

2.2.5 Voting. Except as otherwise provided herein, in the certificate of incorporation or by law, the vote of a majority of the directors present at any meeting at which a quorum is present shall constitute the act of the board of directors.

2.2.6 Committees. The board of directors may, by resolution adopted by a majority of the whole board, designate one or more committees, each committee to consist of one or more directors and such alternate members (also directors) as may be designated by the board. Unless otherwise provided herein, in the absence or disqualification of any member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another director to act at the meeting in the place of any such absent or disqualified member. Except as otherwise provided herein, in the certificate of incorporation or by law, any such committee shall have and may exercise the powers of the full board of directors to the extent provided in the resolution of the board directing the committee.

ARTICLE III

OFFICERS

3.1 Election. At its first meeting after each annual meeting of the stockholders, the board of directors shall elect a president, treasurer, secretary and such other officers as it deems advisable.

3.2 Authority, Duties and Compensation. The officers shall have such authority, perform such duties and serve for such compensation as may be determined by resolution of the board of directors. Except as otherwise provided by board resolution, (i) the president shall be the chief executive officer of the Company, shall have general supervision over the business and operations of the Company, may perform any act and execute any instrument for the conduct of such business and operations and shall preside at all meetings of the board and stockholders, (ii) the other officers shall have the duties customarily related to their respective offices, and (iii) any vice president, or vice presidents in the order determined by the board, shall in the absence of the president have the authority and perform the duties of the president.

ARTICLE IV

INDEMNIFICATION

4.1 Right to Indemnification. The Company shall indemnify any person who was or is party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a "proceeding"), by reason of the fact that such person is or was a director or officer of the Company or a constituent corporation absorbed in a consolidation or merger, or is or was serving at the request of the Company or a constituent corporation absorbed in a consolidation or merger, as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, or is or was a director or officer of the Company serving at its request as an administrator, trustee or other fiduciary of one or more of the employee benefit plans of the Company or other enterprise, against expenses (including attorneys' fees), liability and loss actually and reasonably incurred or suffered by such person in connection with such proceeding, whether or not the indemnified liability arises or arose from any threatened, pending or completed proceeding by or in the right of the Company, except to the extent that such indemnification is prohibited by applicable law.

4.2 Advance of Expenses. Expenses incurred by a director or officer of the Company in defending a proceeding shall be paid by the Company in advance of the final disposition of such proceeding subject to the provisions of any applicable statute.

4.3 Procedure for Determining Permissibility. To determine whether any indemnification or advance of expenses under this Article IV is permissible, the board of directors by a majority vote of a quorum consisting of directors not parties to such proceeding may, and on request of any person seeking indemnification or advance of expenses shall be required to, determine in each case whether the applicable standards in any applicable statute have been met, or such determination shall be made by independent legal counsel if such quorum is not obtainable, or, even if obtainable, a majority vote of a quorum of disinterested directors so directs, provided that, if there has been a change in control of the Company between the time of the action or failure to act giving rise to the claim for indemnification or advance of expenses and the time such claim is made, at the option of the person seeking indemnification or advance of expenses, the permissibility of indemnification or advance of expenses shall be determined by independent legal counsel. The reasonable expenses of any director or officer in prosecuting a successful claim for indemnification, and the fees and expenses of any special legal counsel engaged to determine permissibility of indemnification or advance of expenses, shall be borne by the Company.

4.4 Contractual Obligation. The obligations of the Company to indemnify a director or officer under this Article IV, including the duty to advance expenses, shall be considered a contract between the Company and such director or officer, and no modification or repeal of any provision of this Article IV shall affect, to the detriment of the director or officer, such obligations of the Company in connection with a claim based on any act or failure to act occurring before such modification or repeal.

4.5 Indemnification Not Exclusive; Inuring of Benefit. The indemnification and advance of expenses provided by this Article IV shall not be deemed exclusive of any other right to which one indemnified may be entitled under any statute, provision of the Certificate of Incorporation, these bylaws, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office, and shall inure to the benefit of the heirs, executors and administrators of any such person.

4.6 Insurance and Other Indemnification. The board of directors shall have the power to (i) authorize the Company to purchase and maintain, at the Company's expense, insurance on behalf of the Company and on behalf of others to the extent that power to do so has not been prohibited by statute, (ii) create any fund of any nature, whether or not under the control of a trustee, or otherwise secure any of its indemnification obligations, and (iii) give other indemnification to the extent permitted by statute.

ARTICLE V

TRANSFER OF SHARE CERTIFICATES

Transfers of share certificates and the shares represented thereby shall be made on the books of the Company only by the registered holder or by duly authorized attorney. Transfers shall be made only on surrender of the share certificate or certificates.

ARTICLE VI

AMENDMENTS

These bylaws may be amended or repealed at any regular or special meeting of the board of directors by vote of a majority of all directors in office or at any annual or special meeting of stockholders by vote of holders of a majority of the outstanding stock entitled to vote. Notice of any such annual or special meeting of stockholders shall set forth the proposed change or a summary thereof.

:ls\jbw\jch\bylaws

EXHIBIT 3.1

PREFERRED STOCK
PURCHASE AGREEMENT

THIS AGREEMENT is made as of the 27th day of April, 1999 by and between JTH TAX, INC., a Delaware corporation ("Company") and EDISON VENTURE FUND IV, L.P., a Delaware limited partnership ("Investor").

BACKGROUND

Company and Investor desire for Investor to purchase an equity interest in Company, and the parties desires to enter into certain agreements, on the terms and conditions hereinafter set forth.

NOW THEREFORE, in consideration of the premises and the agreements set forth herein, the parties, intending to be legally bound hereby, agree as follows:

1. Agreement to Sell and Purchase Shares.

(a) At the Closing (as defined in Section 1(c)), upon the terms and conditions hereinafter set forth, Investor shall purchase One Hundred Sixty Thousand (160,000) shares of Class A Convertible Preferred Stock of Company (the "Shares"), representing on a fully-diluted basis a 17.8% equity interest in Company, free and clear of all liens, claims, charges, restrictions and encumbrances. The rights, powers and preferences of Company's Class A Convertible Preferred Stock are set forth in the Certificate of Designations (the "Certificate of Designations") attached as Exhibit A, which will be filed by Company contemporaneously with the execution of this Agreement.

(b) In consideration for the Shares, Investor is delivering to Company at Closing, in cash or other immediately available funds, an aggregate purchase price of Two Million Dollars ($2,000,000), representing $12.50 per Share.

(c) The closing (the "Closing") with respect to the transactions contemplated hereby is taking place simultaneously with the execution and delivery of this Agreement.

2. Other Agreements.

(a) Company agrees that Investor, voting as a separate class, will be entitled to elect two representatives of Investor as directors of Company. This obligation will expire on the earlier of (i) upon the Company's consummation of an initial public offering registered under the Securities Act of 1933, or (ii) at the first election of directors by the shareholders of Company immediately following the date on which Investor ceases to hold at least 40,000 Shares that have not been converted into Class A Common Stock. One director will be a general partner of Investor and the second director will be an experienced operating executive selected by Investor and reasonable acceptable to Company's Chief Executive Officer. Company will grant to each non-employee director, on an annual basis, a stock option to purchase at least 2,500 shares of Class A Common Stock, with an exercise price equal to the current fair market value (as determined by Company's Board of Directors in its reasonable discretion) of such shares as of the date of the grant.

(b) For so long as Investor continues to hold 40,000 Shares that have not been converted into Class A Common Stock, Company will:

(i) Prepare and submit to the Board of Directors for approval no later than May 15 of each year Company budgets for the fiscal year of Company that began on the immediately preceding May 1.

(ii) Maintain a Compensation Committee of the Board comprised of non-employee directors.

(iii) Provide Investor with monthly financial statements and such other business information and access to its records and facilities as reasonably requested by Investor.

(iv) Conduct its business in a reasonably prudent matter including maintaining adequate insurance and payment of indebtedness and taxes in the ordinary course.

(v) Maintain a minimum of $1,000,000 of key man life insurance on John T. Hewitt.

(vi) Provide Investor proportionate piggyback registration rights on the basis described on Exhibit B.

(vii) Provide Investor with demand registration rights on the basis described on Exhibit B.

(viii) Provide Investor with preemptive rights to participate in any offering or sale of Company securities, permitting Investor to participate on the same basis as if each of the Shares had been converted into Class A Common Stock.

(c) For so long as Investor continues to hold 40,000 Shares that have not been converted into Class A Common Stock, Company will not, without the prior written consent of Investor:

(i) Amend Company's Articles of Incorporation or Bylaws except as contemplated by a transaction otherwise permitted by this Agreement.

(ii) Make any material change in the nature of or discontinue Company's business.

(iii) Acquire substantial assets or sell substantial assets of Company, with "substantial" meaning a purchase or sale price in a single transaction or series of related transactions greater than 50% of Company's tangible assets (whether in cash, assets and/or securities), or enter into any merger, consolidation or sale of the equity securities of Company, other than (A) in the ordinary course of Company's business (which the parties acknowledge and agree includes the acquisition from time to time of tax preparation businesses and other businesses related to the business of Company) to the extent that only Class A Common Stock is issued and the aggregate number of any shares of Company's Class A Common Stock so issued in the ordinary cause of business does not exceed 1,000,000 shares (provided that such limit will be subject to adjustment on the same basis as the Shares are subject to adjustment pursuant to Section 5(d) of the Certificate of Designations), or (B) the sale prior to November 1, 1999 of up to 160,000 shares of preferred stock (of a different series than the Preferred Stock) at at least the same price and on other terms and conditions substantially similar to those provided for by this Agreement.

(iv) Provide total compensation to any employee in excess of $150,000, or grant incentive stock awards, except as approved by Company's Compensation Committee.

(v) Issue any equity interests, securities or options to acquire securities of Company, other than the grant of stock options to directors and employees, as approved by Company's Compensation Committee, other than (A) in transactions in the ordinary course of Company's business (which the parties acknowledge and agree includes the acquisition from time to time of tax preparation businesses and other businesses related to the business of Company), to the extent that only Class A Common Stock is issued and the aggregate number of shares of Company's Class A Common Stock so issued in the ordinary cause of business does not exceed 1,000,000 shares (provided that such limit will be subject to adjustment on the same basis as the Shares are subject to adjustment pursuant to Section 5(d) of the Certificate of Designations), or (B) the sale of up to 160,000 shares of preferred stock (of a different series than the Preferred Stock) on terms and conditions substantially similar to those provided for by this Agreement.

(vi) Redeem any shares, make any dividends or distributions, grant any registration rights, or register any of its securities, unless Investor is included on a pro rata basis.

(vii) Engage in any related party transaction except on an arm's-length basis on terms and conditions substantially similar to those that would have been available to parties that were not related parties. It is specifically contemplated that Company may in the future sell franchises to related parties on this basis.

3. Representations and Warranties of Company. Company hereby makes the representations and warranties set forth in Exhibit C.

4. Representations and Warranties of Investor. Investor hereby represents and warrants to Company that the statements contained in this Section 4 are correct and complete as of the Closing.

(a) Organization of Investor. Investor is a limited partnership duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has all requisite power and authority to own, lease and operate its properties, to carry on its business as presently conducted and as proposed to be conducted.

(b) Authorization. Investor has full power and authority to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement constitutes the valid and legally binding obligation of Investor, enforceable in accordance with its terms and conditions. Investor need not give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement.

(c) Noncontravention. Neither the execution and the delivery of this Agreement nor the consummation of the transactions contemplated hereby will (A) violate any constitution, statute, regulation, rule, injunction, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which Investor is subject or any provision of its partnership agreement or (B) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement, contract, lease, license, instrument, or other arrangement to which Investor is a party or by which it is bound or to which any of its assets is subject.

(d) Brokers Fees. Investor has no liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement.

(e) Investment Representations. Investor is not acquiring the Shares with a view to or for sale in connection with any distribution thereof within the meaning of any federal or state securities law or regulation.

5. Conditions Precedent to Closing. The obligation of Investor to purchase the Shares at the Closing is subject to the condition precedent that Company shall have filed the Certificate of Designations creating the Class A Convertible Preferred Stock as provided in Exhibit A, and shall have delivered to Investor reasonable evidence thereof.

6. Fees. Each party will pay all of its respective costs and other expenses incurred in connection with its performance of the transactions herein provided.

7. Survival of Representations and Warranties. All representations and warranties hereunder shall survive the Closing for a period of two years unless otherwise expressly stated to continue for a longer or shorter period, except for any representations or warranties concerning taxes or third party claims which shall survive until the expiration of the applicable statute of limitations for such taxes or third party claims.

8. Shareholder Agreements. To induce Investor to enter into this Agreement,

(a) Company and John T. Hewitt ("CEO") agree that notwithstanding any provision to the contrary of Company's Certificate of Incorporation, as amended, if CEO's total Company equity ownership falls below 10% while Investor continues to hold at least 40,000 Shares that have not been converted into Class A Common Stock, CEO's Class B Common Stock shall be deemed to have been automatically converted into Class A Common Stock.

(b) CEO, and Scott Lake Holdings Ltd. each agree that he/it will not sell or register for sale any of his/its Company securities, except for sales by each aggregating no more than 10,000 shares of Common Stock, and bona fide gifts and estate planning transfers in any calendar year, unless Investor is given the opportunity to participate in such sale or registration on a pro rata basis.

9. Miscellaneous.

(a) Notices. All notices shall be contained in a written instrument delivered in person or sent by first class registered or certified mail, return receipt requested, postage prepaid, or by reputable overnight carrier addressed to such party at the address set forth below or such other address as may hereafter be designated in writing by the addressee to the addressor:

(i) If to Company, to:

JTH Tax, Inc.
Potters Road
Virginia Beach, VA 23452
Attn: John T. Hewitt

With copies to:

James J. Wheaton, Esquire
Willcox & Savage, P.C.
1800 NationsBank Center
Norfolk, VA 23510

(ii) If to Investor, to:

Edison Venture Fund IV, L.P.
1009 Lenox Drive #4
Lawrenceville, NJ 08648
Attn: John H. Martinson

With copies to:

Alan I. Goldberg, Esquire
2828 Charter Road, Suite 101
Philadelphia, PA 19154

(b) Entire Agreement. This Agreement, the attached Schedules and Exhibits and the other documents referred to or delivered pursuant hereto contain the entire agreement among the parties with respect to the subject matter hereof and supersede all prior and contemporaneous arrangement or understanding with respect thereto. The terms and provisions of this Agreement may not be modified or amended, or any of the provisions hereof waived, temporarily or permanently, except pursuant to the written consent of the parties. No failure or delay in exercising any power or right hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such a right or power, preclude any other or further exercise thereof or the exercise of any other right or power.

(c) Interpretation. This Agreement may be executed in any number of counterparts, and each such counterpart hereof shall be deemed to be an original instrument, but all such counterparts together shall constitute but one agreement. The headings of the sections of this Agreement have been inserted for convenience of reference only and shall not be deemed to be a part of this Agreement. Whenever the context may require, any pronouns used herein shall include the corresponding masculine, feminine or neuter forms, and the singular form of names and pronouns shall include the plural and vice-versa.

(d) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Virginia and the parties consent to the exclusive jurisdiction of the federal and state courts located in Virginia. In such proceeding, the prevailing party shall be entitled to recover from the non-prevailing party all of its proceedings costs, including without limitation, court costs, attorney fees and out-of-pocket expenses incidental to such proceedings. Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. This Agreement shall bind and inure to the benefit of the parties and their respective heirs, personal representatives, successors and assigns.

(e) Further Assurances. Each party agrees that at any time and from time to time after the Closing, such party will upon request, do, execute, acknowledge and deliver all such further acts, documents and assurances as may be reasonably required to complete the transactions herein provided.

JTH TAX INC.

Attest:__________________ By:______________________________
Name:____________________________
Title:_____________________________

EDISON VENTURE FUND IV, L.P.

By: EDISON PARTNERS IV, L.P., Its General Partner

Attest:______________________ By:_________________________
Name:______________________
Title:______________________

The undersigned intending to be legally bound hereby and in consideration of Company and Investor entering into this Agreement, agrees to the provisions of Paragraph 8.

Witness:___________________________ ______________________________
John T. Hewitt

Scott Lake Holdings Ltd.

By:______________________________

Name:____________________________

Title: PRESIDENT

Attest:__________________________

1-235011.6/JJW:PG
05/04/99 51C3_6.DOC

EXHIBIT A

Certificate of Designations of Class A Convertible Preferred Stock

The undersigned DOES HEREBY CERTIFY that the following resolution was duly adopted by the Board of Directors (the "Board of Directors") of JTH Tax, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the "Corporation"), by action of the Board of Directors effective April 20, 1999, in accordance with the provisions of Section 103 thereof, and pursuant to Section 151 thereof:

"RESOLVED that pursuant to the authority expressly granted to and vested in this Board of Directors by the General Corporation Law of the State of Delaware, the Board of Directors hereby authorizes the creation of a series of Class A Convertible Preferred Stock, $1.00 par value per share, of the Corporation upon the terms and conditions set forth herein and hereby fixes the designation and number of shares thereof and fixes the other powers, preferences and relative, participating, optional or other special rights, and the qualifications, limitations and restrictions thereof (in addition to those set forth in the Certificate which may be applicable to the Class A Convertible Preferred Stock) as follows:

1. Designation and Amount; Fractional Shares. There shall be a series of preferred stock of the Company designated as "Class A Convertible Preferred Stock" and the number of shares constituting such series shall be 160,000. Such series is referred to herein as the "Preferred." The Preferred is issuable solely in whole shares.

2. Dividends. The holder of each share of Preferred shall be entitled to receive, when and as declared by the Board of Directors of the Corporation for the Common Stock, out of funds legally available for that purpose, dividends in cash, stock or otherwise, in connection with which each share of Preferred shall be treated as if it has been converted into shares of Common Stock as provided in Section 5 hereof.

3. Rights Upon Liquidation, Dissolution or Winding Up.

(a) In the event of: (i) any voluntary or involuntary liquidation, dissolution, liquidation or winding up of the Corporation; (ii) any voluntary or involuntary bankruptcy properly commenced by or against the Corporation, which if involuntary is not dismissed or stayed within 90 days after such commencement; (iii) any business combination of the Corporation; or (iv) any foreclosure by creditors of the Corporation on substantially all assets of, or equity interests in, the Corporation, which foreclosure is not dismissed or stayed within 90 days after such foreclosure, any assets of the Corporation available for distribution to its stockholders shall be distributed in the following order of priority:

(i) The holders of Preferred shall be entitled to receive for each share of Preferred, prior and in preference to any distribution to the holders of all other equity securities of the Corporation, an amount equal to the Original Issuance Price (as defined in Section 6) per share for each share of Preferred then outstanding, plus an amount equal to the Original Issuance Price multiplied by 10% per annum from the Original Issuance Date, compounded annually, until the date of such distribution.

(ii) If the assets and funds of the Corporation available for distribution to the holders of Preferred shall be insufficient to permit the payment of the full preferential amounts set forth in this Article, then all of the assets of the Corporation available for distribution to the Preferred shall be distributed to the holders of Preferred pro rata so that each share receives the same percentage of its respective liquidation value.

(b) A consolidation or merger of the Corporation with or into any other corporation or corporations in a transaction in which the shareholders of the Corporation receive cash, securities or other consideration in exchange for the shares of capital stock of the Corporation then held by them, or a similar business combination in which event the Corporation is not the surviving entity, any sale of 50% or more of the shares of the Corporation (other than in connection with an offering by the Corporation of newly issued securities), or any sale of all or substantially all of the assets of the Corporation shall, at the option of the holders representing at least 75% of the Preferred then outstanding exercised in writing within ten (10) business days after the Corporation shall have given notice of its intention to enter into any of the foregoing transactions, be deemed to be a liquidation, dissolution or winding up of the Corporation for the purposes of Section 3(a) above, and any assets of the Corporation available for distribution (and, in the case of certain reorganizations, mergers or consolidations subject to this Section, the securities received by the Corporation or its stockholders in such reorganization, merger or consolidation), shall be distributed pursuant to the order of preference set forth in Section 3(a) above, subject however to the right of the holders of the Preferred to convert the Preferred into Class A Common Stock as provided in Section 5.

4. Voting.

(a) In addition to the rights specified in the Certificate of Incorporation, any other rights provided in any agreement between the Corporation and holders of Preferred, or in the Corporation's Bylaws or by law, holders of Preferred shall be entitled to receive notice of all meetings of shareholders and shall vote as one class with the holders of Common Stock (except as provided in Paragraph 4(b) below), based upon the number of shares of Common Stock into which such shares of Preferred may be converted as provided in Section 5 hereof.

(b) The holders of the Preferred, voting as a separate class, shall be entitled to elect, re-elect, remove and replace from time to time two directors of the Corporation. Such directors shall be designated as provided in the Purchase Agreement (as defined in Section 6), and this right of the holders of the Preferred shall expire as provided in the Purchase Agreement.

5. Conversion.

(a) The holder of any shares of Preferred shall have the right, at such holder's option, at any time or from time to time to convert any of such shares of Preferred into shares of Class A Common Stock (in this Paragraph hereafter referred to as "Common Stock") at the rate of one share of Common Stock for each share of Preferred (the "Conversion Rate"). A holder of Preferred may elect to convert by surrender of the certificates representing the shares of Preferred so to be converted in the manner provided in subsection (c) hereof. The Conversion Rate shall be subject to adjustment as set forth in subsection (d) hereof.

(b) Upon the occurrence of an Event of Conversion (as defined in Section 6 hereof), all shares of Preferred then outstanding shall, by virtue of, and simultaneously with, the occurrence of the Event of Conversion and without any action on the part of the holder thereof, be deemed automatically converted into shares of Common Stock at the Conversion Rate as last adjusted and then in effect for the shares of Preferred being converted.

(c) The holder of any shares of Preferred may exercise the conversion right pursuant to subsection (a) hereof as to any part thereof by delivering to the Corporation during regular business hours, at the office of any transfer agent of the Corporation for the Preferred or at such other place as may be designated by the Corporation, the certificate or certificates for the shares to be converted, duly endorsed or assigned in blank or to the Corporation (if required by it), accompanied by written notice stating that the holder elects to convert such shares.

(d) The Conversion Rate shall be subject to adjustment from time to time as follows:

(i) If at any time after the Original Issuance Date the number of shares of Common Stock outstanding is increased by a stock dividend payable in shares of Common Stock or by a subdivision or stock split of shares of Common Stock, then following the record date fixed for the determination of holders of Common Stock entitled to receive such stock dividend, subdivision or stock split, the Conversion Rate shall be appropriately increased so that the number of shares of Common Stock issuable on conversion of each share of Preferred shall be increased in proportion to such increase in outstanding shares.

(ii) If at any time after the Original Issuance Date the number of shares of Common Stock outstanding is decreased by a combination of the outstanding shares of Common Stock, then, following the record date for such combination, the Conversion Rate shall be appropriately decreased so that the number of shares of Common Stock issuable on conversion of each share of Preferred shall be decreased in proportion to such decrease in outstanding shares.

(iii) If, at any time after the Original Issuance Date, there is any capital reorganization, or any reclassification of the stock of the Corporation (other than a change in par value or from par value to no par value or from no par value to par value or as a result of a stock dividend or subdivision, split-up or combination of shares), or the consolidation or merger of the Corporation with or into another person (other than a consolidation or merger in which the Corporation is the continuing corporation and which does not result in any change in the Common Stock) or of the sale or other disposition of all or substantially all the properties and assets of the Corporation as an entirety to any other person, each share of Preferred shall after such reorganization, reclassification, consolidation, merger, sale or other disposition be (unless, in the case of a consolidation, merger, sale or other disposition, payment shall have been made to the holders of all shares of Preferred of the full amount to which they shall have been entitled pursuant to Section 3 hereto) convertible into the kind and number of shares of stock or other securities or property of the Corporation or of the corporation resulting from such consolidation or surviving such merger or to which such properties and assets shall have been sold or otherwise disposed to which the holder of the number of shares of Common Stock deliverable (immediately prior to the time of such reorganization, reclassification, consolidation, merger, sale or other disposition) upon conversion of such share would have been entitled upon such reorganization, reclassification, consolidation, merger, sale or other disposition. The provisions of this subsection shall similarly apply to successive reorganizations, reclassifications, consolidations, mergers, sales or other dispositions.

(iv) In the event of the occurrence of any event or transaction after the Original Issuance Date not contemplated by this subsection (d) that would require an adjustment to the Conversion Rate to remain consistent with the intent and purpose of this subsection (d), then the Board of Directors of the Corporation shall make such adjustment to the Conversion Rate as they shall deem reasonable and consistent with the intentions and purposes of this subsection (d) and general principles of equity.

(e) Whenever the Conversion Rate shall be adjusted as provided in subsection (d), the Corporation shall forthwith file, at the office of the transfer agent for the Preferred or at such other place as may be designated by the Corporation, a statement, approved by its Board of Directors, showing in detail the facts requiring such adjustment and the Conversion Rate that shall be in effect after such adjustment. The Corporation shall also cause a copy of such statement to be sent by first class certified mail, return receipt requested and postage prepaid, to each holder of shares of Preferred at its address appearing on the Corporation's records. Where appropriate, such copy may be given in advance and may be included as part of a notice required to be mailed under the provisions of subsection (f).

(f) In the event the Corporation shall propose to take any action of the types described in clauses (i), (ii), (iii) or (iv) of subsection (d), the Corporation shall use reasonable efforts to give 30 days prior notice to each holder of shares of Preferred, in the manner set forth in subsection (e), which notice shall specify the record date, if any, with respect to any such action, the date on which such action is to take place and such facts with respect thereto as shall be reasonably necessary to indicate the effect of such action.

(g) The Corporation shall reserve, and at all times from and after the Original Issuance Date keep reserved, free from preemptive rights, out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of Preferred, sufficient shares to provide for the conversion of all outstanding shares of Preferred.

(h) All shares of Common Stock which may be issued in connection with the conversion provisions set forth herein will, upon issuance by the Corporation, be validly issued, fully paid and nonassessable.

(i) If at any time after the Original Issuance Date stock of any class of the Corporation other than Common Stock is delivered as a stock dividend on outstanding Common Stock, then in addition to any shares receivable upon conversion of Preferred, the holder shall upon such conversion be entitled to receive the same number of the shares of dividend stock plus any shares, securities or property issued upon any subsequent exchange, replacement, subdivision, or combination thereof, to which the holder would have been entitled had the Preferred been converted immediately prior to such stock dividend.

6. Definitions.

(a) The term "Event of Conversion" shall mean the consummation of a public offering of shares of Common Stock of the Corporation pursuant to the Securities Act of 1933, as amended, generating net proceeds to the Corporation of at least $15 million and reflecting a per share price of at least $37.50 per share of Common Stock as constituted on the Original Issuance Date.

(b) The term "Original Issuance Date" shall mean the date of original issuance by the Corporation of each share of Preferred.

(c) The term "Original Issuance Price" shall mean $12.50.

(d) The term "Purchase Agreement" shall mean a certain Preferred Stock Purchase Agreement between the Corporation and an investor dated as of April 27, 1999

7. Purchase Rights. If at any time the Corporation grants, issues or sells any options, convertible securities or rights to purchase stock, warrants, securities or other property pro rata to the record holders of Common Stock (the "Purchase Rights"), then each holder of Preferred will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which such holder could have acquired if such holder had held the number of shares of Common Stock acquirable upon conversion of such holder's Preferred immediately before the date on which a record is taken for the grant, issuance or

sale of such Purchase Rights; or, if no such record is taken, the date as of which the record holders of Common Stock are to be determined for the grant, issuance or sale of such Purchase Rights.

8. Amendments. No additional Preferred may be authorized, nor any provision of these terms of the Preferred may be amended, modified or waived without the written consent or affirmative vote of the holders of at least 66% of the then outstanding shares of Preferred, voting together as one class.

IN WITNESS WHEREOF, the Corporation has caused this Certificate to be made under the seal of the Corporation and signed by John T. Hewitt, its President and Chief Executive Officer, and attested by Donna Halligan, its Secretary, as of the 27th day of April, 1999.

JTH TAX, INC.

By:______________________________
John T. Hewitt, President and
Chief Executive Officer

Attest:

____
Donna Halligan, Secretary

EXHIBIT B

Registration Rights

For the purposes of this Exhibit, the following terms shall have the following meanings. All capitalized terms used in this Exhibit and not otherwise defined in this Exhibit shall have the meanings given them in the Preferred Stock Purchase Agreement.

"1933 Act" shall mean the Securities Act of 1933, as amended prior to or after the date of this Agreement, or any federal statute or statutes which shall be enacted to take the place of such act, together with all rules and regulations promulgated thereunder.

"Common Stock" shall mean the common stock of Company.

"Employee Benefit Plan" shall mean an employee stock option, bonus or other compensation or employee benefit plan.

"Exempt Registration" shall mean the Registration of Common Stock to be offered and sold by Company pursuant to (a) an Employee Benefit Plan, (b) a dividend or interest reinvestment plan, (c) other similar plans, (d) reclassifications of securities, mergers, consolidations or acquisitions of assets, or (e) an IPO.

"Holders" shall mean Investor and any donee, executor, administrator, personal representative, testate or intestate successor or other lawful assignee of Investor, that from time to time owns Registrable Securities.

"IPO" shall mean an initial Public Offering of Common Stock by Company pursuant to a Registration.

"Person" shall mean any individual, corporation, partnership, limited liability company, joint venture, trust, unincorporated organization, association, or other entity, or a government or any agency, authority or political subdivision thereof.

"Piggyback Notice" shall have the meaning given in Section 2(a).

"Piggyback Shares" shall have the meaning given in Section 2(a).

"Prospectus" shall mean any prospectus that is a part of a Registration Statement, together with all amendments or supplements thereto.

"Public Offering" shall mean any public offering of Common Stock by means of a Registration Statement that has become effective, including an IPO.

"Registrable Securities" shall mean at any time, the then outstanding Shares owned by the Holders.

"Registration" shall mean (a) a registration effected by preparing and filing a Registration Statement, and the declaration or ordering of the effectiveness of such Registration Statement, and (b) any contemporaneous registration or qualification of Registrable Securities under any state securities or blue sky laws.

"Registration Statement" shall mean any registration statement filed with the SEC in accordance with the 1933 Act, together with all amendments or supplements thereto.

"SEC" shall mean the United States Securities and Exchange Commission or any successor to the functions of such agency.

"Shares" shall mean shares of Common Stock issuable by Company upon the conversion of Class A Convertible Preferred Stock of Company.

1. Demand Registration.

(a) At any time after six (6) months following the closing of the IPO, the Holders of at least two-thirds of the Registrable Securities may request in writing that the Company effect a Registration of all or part of the Registrable Securities held by them.

(b) Within twenty-one (21) days after receipt of any such request, the Company shall give written notice of such request to the other Holders and shall include in such Registration all Registrable Securities held by all such Holders who wish to participate in such demand Registration and provide the Company with written requests for inclusion therein within fourteen (14) days after the receipt of the Company's notice. Thereupon, the Company shall effect the Registration of all Registrable Securities as to which it has received requests for Registration.

(c) Notwithstanding the foregoing, if the Company shall furnish to the Holders requesting a registration statement pursuant to this Section 1 a certificate signed by the Chairman of the Board of Directors of the Company stating that in the good faith judgment of the Board of Directors, it would be seriously detrimental to the Company and its shareholders for such Registration to be effected and it is therefore essential to defer such Registration, the Company shall have the right to defer the filing of a Registration Statement for a period of not more than one hundred twenty (120) days after receipt of the request of the Holders.

(d) The Company shall not be required to effect more than two (2) Registrations under this Section 1; however, the Company may be required to effect up to six (6) S-3 Registrations (not more than one within every six month period), or the equivalent, if the Company is then eligible to use that form.

(e) If at least two-thirds (2/3) of the Holders of the Registrable Securities determine for any reason not to proceed with such Registration at any time before a Registration Statement has been declared effective by the SEC, then such Holders shall promptly give written notice to Company of their decision, and such Registration Statement, if theretofore filed with the SEC, shall be withdrawn with respect to the Registrable Securities covered thereby.

2. Incidental Registration.

(a) If Company proposes to or is required to register the Common Stock under the 1933 Act, other than in an Exempt Registration, on a registration form that permits inclusion of the Registrable Securities, Company will each such time give written notice (a "Piggyback Notice") to all Holders of Registrable Securities. The Piggyback Notice shall describe in detail the proposed Registration and distribution. Upon the written request of any such Holder given within twenty (20) days after the date of the Piggyback Notice, Company will use its reasonable best efforts to cause all Registrable Securities that such Holders have requested be registered ("Piggyback Shares") to be registered under the 1933 Act and any applicable state securities or blue sky laws. No registrations of Registrable Securities under this Section 2 shall relieve Company of its obligation to effect a Registration under Section 1.

(b) Company shall have the right to select the investment banker or bankers who shall serve as the manager and/or co-managers for all Registrations of offerings of Common Stock under this Section 2.

(c) Nothing in this Section 2 shall be deemed to require Company to proceed with any Registration of Common Stock after giving a Piggyback Notice.

3. Registration Procedures. Whenever Company is required by the provisions of this Agreement to use its best efforts to effect the Registration of any Registrable Securities under the 1933 Act, Company will:

(a) prepare and file with the SEC a Registration Statement under the 1933 Act with respect to the Registrable Securities required to be registered, and use its best efforts to cause such Registration Statement to become effective, provided that before filing a Registration Statement or Prospectus or any amendments or supplements thereto, Company will furnish to the Holders and their counsel copies of all such documents proposed to be filed and give such Holders and their counsel an opportunity to review and comment upon such documents;

(b) prepare and file with the SEC such amendments and supplements to such Registration Statement and the Prospectus used in connection therewith as may be necessary to keep such Registration Statement effective and to comply with the provisions of the 1933 Act with respect to the sale or other disposition of all Registrable Securities included in such Registration Statement; provided, however, that Company shall have no obligation to file any amendment or supplement following the expiration of the period that ends nine (9) months after the effective date of such Registration Statement;

(c) furnish to each Holder such number of copies of such Registration Statement, each amendment and supplement thereto, the Prospectus included in the Registration Statement (including each preliminary Prospectus), and such other documents, as such Holder may reasonably request in order to enable such Holder to consummate the public sale or other disposition of the Registrable Securities owned by such Holder included in such Registration Statement;

(d) use its best efforts to register or qualify all of the Registrable Securities under such other securities or blue sky laws of such jurisdictions as each Holder shall reasonably request, and do any and all other acts and things that may be necessary under such securities or blue sky laws to enable such Holder to consummate the public sale or other disposition in such jurisdiction of the Registrable Securities owned by such Holder; provided, however, that Company shall not be required to (i) qualify to do business as a foreign corporation in any jurisdiction wherein it would not otherwise be required to qualify but for this subparagraph, (ii) subject itself to taxation in any such jurisdiction, (iii) consent to general service of process in any such jurisdiction (provided that Company shall, if required by any such jurisdiction, consent to service of process with respect to matters arising out of the offering of Registrable Securities then being made) or (iv) qualify as a dealer in securities in any such jurisdiction;

(e) notify each Holder at any time when a Prospectus relating to the Registrable Securities owned by such Holder is required to be delivered under the 1933 Act, of the happening of any event known to Company as a result of which the Prospectus included in such Registration Statement contains an untrue statement of a material fact or omits any fact necessary to make the statements therein not misleading, and at the request of any such Holder and subject to subsection (b) above, prepare a supplement or amendment to such Prospectus so that, as thereafter delivered to the purchasers of the Registrable Securities, such Prospectus will not contain an untrue statement of a material fact or omit to state any fact necessary to make the statements therein not misleading;

(f) cause all the Registrable Securities to be listed on each securities exchange or national market or quotation system on which the Common Stock is then listed, if any;

(g) provide a transfer agent and registrar for the Registrable Securities not later than the effective date of such Registration Statement;

(h) enter into such customary agreements (including an underwriting agreement in customary form) and take all such other actions as the Holders of at least a majority of the Registrable Securities or underwriters, if any, reasonably request in order to expedite or facilitate the disposition of the Registrable Securities;

(i) make available for inspection by any Holder, any underwriter participating in any disposition pursuant to such Registration Statement, and any attorney, accountant or other agent retained by any such Holder of at least 5% of the Registrable Securities, all financial and other records, pertinent corporate documents and properties of Company, and cause Company's officers, directors and employees to supply all information reasonably requested by any such Holder, underwriter, attorney, accountant or agent and reasonably necessary for the purposes of such Registration Statement;

(j) as of (i) the effective date of the Registration Statement and (ii) the date the Registrable Securities are delivered to the underwriters, if any, for sale pursuant to such Registration Statement, obtain a cold comfort letter from Company's independent public accountants in customary form and covering such matters of the type customarily covered by cold comfort letters as the Holders of at least a majority of the Registrable Securities reasonably request; and

(k) furnish, at the request of any Holder of Registrable Securities requested to be registered on the date the Registrable Securities are delivered to the underwriters for sale pursuant to the Registration Statement or, if the Registrable Securities are not being sold through underwriters, on the date the Registration Statement with respect to the Registrable Securities becomes effective, an opinion, dated such date, of counsel representing Company for the purposes of such Registration, addressed to the underwriters, if any, and to the Holder making such request, covering such legal matters with respect to the Registration in respect of which such opinion is being given as the Holders of such securities may reasonably request and are customarily included in such opinions.

4. Expenses. To the fullest extent allowable under applicable state securities and blue sky laws, all expenses incurred in effecting the first Registration provided for in Section 1, and in effecting all of the Registrations provided for in Section 2, including, without limitation, all registration and filing fees, printing expenses, fees and disbursements of counsel for Company and one counsel for the Holders, underwriting expenses other than discounts or commissions with respect to the Registrable Securities, expenses of any audits incident to or required by any such Registration and expenses of complying with the securities or blue sky laws of any jurisdictions pursuant to Section 3(d) shall be borne and paid by Company. The Holders will bear the expenses of any Registrations provided for in Section 1 subsequent to the first such Registration.

5. Indemnification.

(a) In the event of any Registration of the Registrable Securities under the 1933 Act pursuant to this Agreement, Company, to the extent permitted by law, shall indemnify and hold harmless each Holder, each underwriter (as defined in the 1933 Act), each other Person who participates in the offering of such Registrable Securities, and each other Person, if any, who controls (within the meaning of the 1933 Act) each such Holder, underwriter or participating Person, against any losses, claims, damages or liabilities, joint or several, to which each such Person may become subject under the 1933 Act or any other statute or at common law, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon (i) any untrue statement, or alleged untrue statement, of any material fact contained, on the effective date thereof, in any Registration Statement under which the Registrable Securities were registered under the 1933 Act, any preliminary Prospectus or final Prospectus contained therein, or any summary Prospectus issued in connection with any Registrable Securities being registered, or any amendment or supplement thereto, or (ii) any omission or alleged omission to state in any such document a material fact required to be stated therein or necessary to make the statements therein not misleading, and shall reimburse each such Holder, or any such underwriter, participating Person or controlling Person for any legal or other expenses reasonably incurred by such Person in connection with investigating or defending any such loss, damage, liability or action; provided, however, that Company shall not be liable to any Holder, or any such underwriter, participating Person, or controlling Person in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon any untrue statement or omission (x) that was made in such Registration Statement, preliminary Prospectus, summary Prospectus, Prospectus, or amendment or supplement thereto in reliance upon and in conformity with information furnished in writing to Company by such Person specifically for use therein, or (y) that was corrected in an amendment or supplement to the Registration Statement or any preliminary Prospectus, summary Prospectus or Prospectus that Company made available to the Holders prior to the date of the transaction giving rise to a claim of liability and that the Holder seeking indemnification failed to deliver to the person asserting the claim prior to the consummation of the transaction, and shall reimburse such Person for any legal or other expenses reasonably incurred by such Person in connection with investigating or defending any such loss, claim, damage or liability.

(b) Each Holder shall indemnify and hold harmless each other Holder, Company, their directors and officers, each underwriter (as defined in the 1933 Act), and each other Person, if any, who controls (within the meaning of the 1933 Act) each such Holder, Company, or any underwriter, against any losses, claims, damages or liabilities, joint or several, to which any such other Holder, Company, any such director or officer, any such underwriter, or any such Person may become subject under the 1933 Act or any other statute or at common law, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon (i) any untrue statement or alleged untrue statement of any material fact contained, on the effective date thereof, in any Registration Statement under which Registrable Securities were registered under the 1933 Act at the request of the Holders, any preliminary Prospectus or final Prospectus contained therein, or any summary Prospectus issued in connection with the Registrable Securities, or any amendment or supplement thereto, or (ii) any omission or alleged omission to state in any such document a material fact required to be stated therein or necessary to make the statements therein not misleading, in either case to the extent, and only to the extent, that such untrue statement or omission (x) was made in such Registration Statement, preliminary Prospectus, final Prospectus, summary Prospectus, amendment or supplement in reliance upon and in conformity with information furnished in writing by such Holder specifically for use therein, or (y) such untrue statement or omission was corrected in an amendment or supplement to the Registration Statement or any preliminary Prospectus, summary Prospectus or Prospectus that Company made available to the Holders prior to the date of the transaction giving rise to a claim of liability and that the Holder selling Registrable Securities in such transaction failed to deliver to the person asserting the claim prior to the consummation of the transaction, and shall reimburse such Person for any legal or other expenses reasonably incurred by such Person in connection with investigating or defending any such loss, claim, damage or liability.

(c) Indemnification similar to that specified in subsections (a) and (b) of this Section 5 (with such modifications as shall be appropriate) shall be given by Company or the

Holder, as the case may be, under any federal or state securities or blue sky law or regulation other than the 1933 Act.

(d) Any Person that proposes to assert the right to be indemnified under subsections (a), (b) or (c) of this Section 5 shall, promptly after receipt of notice of commencement of any action, suit or proceeding against such Person in respect of which a claim is to be made against an indemnifying Person under such subsections (a), (b) or (c), notify each such indemnifying Person of the commencement of such action, suit or proceeding, enclosing a copy of all papers served. The indemnifying Person shall have the right to investigate and defend any such loss, claim, damage, liability or action and to employ separate counsel in any such action and to control the defense thereof. The Person seeking indemnification shall have the right to employ separate counsel in any such action and to control the defense thereof, but the fees and expenses of such counsel shall not be at the expense of the Person against whom indemnification is sought; provided, however, that notwithstanding the foregoing, in any case when indemnification is sought from a Person and (i) the Person seeking indemnification has been advised by counsel that representation of such Person and the indemnifying Person by the same counsel would be inappropriate under applicable standards of professional conduct, or (ii) the indemnifying Person has not proceeded in a timely manner to effect such defense, then the reasonable fees and expenses of counsel for such Person shall be paid by the Indemnifying Person and the Person seeking indemnification shall have the right to control the defense of such action, suit or proceeding. In no event shall a Person against whom indemnification is sought be obligated to indemnify any Person for any settlement of any claim or action effected without the indemnifying Person's consent. No indemnifying Person will consent to the entry of any judgment or enter into any settlement (without the consent of the indemnified Person) that does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified Person of a release from all liability in respect of the applicable claim or litigation.

(e) The indemnification provided for under this Section 5 will remain in full force and effect regardless of any investigation made by or on behalf of the Person seeking indemnification or any officer, director or controlling Person of such Person seeking indemnification and will survive the transfer of Registrable Securities.

(f) If the indemnification provided for in this Section 5 is unavailable or insufficient to hold harmless an indemnified Person in respect of any losses, claims, damages or liabilities in respect thereof referred to herein, then each indemnifying Person shall, in lieu of indemnifying such indemnified Person, contribute to the amount paid or payable by such indemnified Person as a result of such losses, claims, damages or liabilities, in such proportion as is appropriate to reflect the relative fault of Company, on the one hand, and the Holders, on the other, in connection with the statements or omissions which resulted in such losses, claims, damages or liabilities, as well as any other relevant equitable considerations, including the failure to give the notice required hereunder. The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact relates to information supplied by Company, on the one hand, or the Holders, on the other hand, and the Persons' relevant intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. Company and the Holders agree that it would not be just and equitable if contribution pursuant to this Section 5 were determined by pro rata allocation or by any other method of allocation that did not take account of the equitable considerations referred to above. The amount paid or payable by an indemnified Person as a result of the losses, claims, damages or liabilities in respect thereof referred to above shall be deemed to include any legal or other expenses reasonably incurred by such indemnified Person in connection with investigation or defending any such action or claim. Notwithstanding the contribution provisions of this Section 5, in no event shall the amount contributed by any Holder of Registrable Securities exceed the aggregate gross offering proceeds received by such Holder from the sale of Registrable Securities to which such contribution claim relates. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the 1933 Act) shall be entitled to contribution from any Person who is not guilty of such fraudulent misrepresentation.

6. Participation in Underwritten Registration. No Holder may participate in any underwritten Registration hereunder unless (i) such Holder agrees to sell such Holder's Registrable Securities on the basis provided in any underwriting arrangements approved by Company, if pursuant to Section 2, (ii) such Holder completes and executes all questionnaires, powers of attorney, indemnities, underwriting agreements and other documents reasonably required under the terms of such underwriting arrangements, and (iii) the Holders of a majority of the Registrable Securities shall have designated a single agent to act for them in connection with the Registration.

7. Marketing Restrictions. If:

(a) any Registrable Securities are to be registered pursuant to Section 1 or Section 2 hereof, and

(b) the offering proposed to be made is to be an underwritten Public Offering, and

(c) the manager or co-managers of such Public Offering furnish a written opinion that the total amount of Registrable Securities to be included in such offering would exceed the maximum amount of securities of Company (as specified in such opinion) that can be marketed at a price reasonably related to the then current market value of such Registrable Securities and without materially and adversely affecting such offering,

then the relative rights to participate in such offering of Company and the Holders of Registrable Securities having the right to include such Registrable Securities in such Registration shall be in the following order of priority:

First: If such Registration shall have been initiated by Company, Company shall be entitled to include the Common Stock in such Registration; and then

Second: The Holders of Registrable Securities having the right to include such Registrable Securities in such Registration shall be entitled to participate pro rata among themselves in accordance with the number of shares of Registrable Securities that each such Holder shall have requested be registered;

and no Registrable Securities (issued or unissued) other than those registered and included in the underwritten offering shall be offered for sale or other disposition by any Holder in a transaction that would require registration under the 1933 Act until the expiration of one hundred eighty (180) days after the effective date of the Registration Statement in which Registrable Securities were included pursuant to Section 3 hereof, or such earlier time consented to by the manager or co-managers, provided that this restriction is applied uniformly to similarly sized shareholders other than the Holders. Notwithstanding the foregoing, if any Holder of Registrable Securities is not permitted to include in a Registration all of the Registrable Securities that such Holder shall have requested be registered, then any reduction in the number of securities to be registered shall be applied uniformly to similarly sized shareholders other than the Holders.

8. Assignability of Registration Rights. The registration rights set forth in this Agreement shall accrue to each subsequent Holder of Registrable Securities that consents in writing to be bound by the terms and conditions of this Agreement.

EXHIBIT C

Company's Representations and Warranties

For the purpose of this Exhibit C, the term "Company" shall be deemed, as appropriate, to refer both to JTH Tax, Inc. and its wholly-owned subsidiary JKS Holding Corp.

3.1 Organization. Company is a corporation duly organized and validly existing under the laws of Delaware and has all requisite corporate power and authority to own, lease and operate its properties, and to carry on its business. To the best of Company's knowledge, Company is qualified and in good standing in all such other jurisdictions, if any, in which the conduct of its business or its ownership, leasing or operation of property requires such qualification and the failure so to qualify would have a material adverse effect on the business, properties, assets, prospects or conditions (financial or otherwise) of Company. Company has provided Investor with true, correct and complete copies of its Certificate of Incorporation and its Bylaws, (the "Certificate of Incorporation" and the "Bylaws", respectively).

3.2 Capitalization. The authorized capital stock of Company consists of 2,220,000 shares of Common Stock, $1.00 par value and 320,000 shares of Preferred Stock, $1.00 par value, of which 650,736 shares of Class A Common Stock and 90,000 shares of Class B Common Stock have been validly issued and are outstanding, fully paid and nonassessable, with no personal liability attaching to the ownership thereof. No shares of Preferred Stock have been issued. There are no preemptive or similar rights to purchase, nor any outstanding warrants, options, agreements, convertible securities or other commitments pursuant to which Company is or may become obligated to issue any shares of capital stock or other securities of Company. Except as provided in Section 3.17, there is no agreement, restriction or encumbrance (such as a right of first refusal, right of first offer, proxy, voting agreement, etc.) with respect to the sale or voting of any shares of capital stock of Company. To the best of Company's knowledge, Company has not violated applicable securities or corporate laws in connection with the issuance of any securities of Company prior to the Closing.

3.3 Encumbrances. Company owns all of its property and assets, real, personal or mixed, tangible or intangible, subject to no mortgages, liens, security interests, pledges, charges or other encumbrances of any kind except as set forth in the Financial Statements (as defined in Section 3.15). Company owns or has a valid leasehold interest in, or valid license for, all assets necessary for the conduct of its business as presently conducted or as proposed to be conducted.

3.4 Burdensome Restrictions. Company is not obligated under any contract or agreement or subject to any charter or other corporate restriction which individually or in the aggregate presently has a material adverse effect on, or in the future may reasonably be expected to have a material adverse effect on its business, properties, assets, prospects or condition (financial or otherwise).

3.5 Intellectual Property. Company owns and possesses all intellectual property rights necessary or required for the conduct of its business. To the best of Company's knowledge, no product or service manufactured, marketed or sold by Company infringes any intellectual property rights or assumed name of another. To the best of Company's knowledge, all inventions, discoveries and developments of employees, consultants and agents of Company which are used in Company's business are owned by Company. To the best of Company's knowledge, Company has secured and maintained full protection and exclusive ownership for all of its proprietary rights the absence of which would have a material adverse effect on the business, properties, assets, prospects or conditions (financial or otherwise) of Company, both within the United States and in foreign countries where its products and services are offered. Company has not granted or transferred any rights in its intellectual property rights to any third party, and is not aware of any infringement, misappropriation or misuse of its intellectual property rights by any third party. To the best of Company's knowledge, all rights to the names used by Company are owned exclusively by Company.

3.6 Litigation. There is no action, suit, customer claim, proceeding or investigation nor any judgment, decree, injunction or order at law or in equity or by or before any court, arbitrator, governmental instrumentality or other agency now existing, pending or threatened against or affecting Company individually involving an amount in dispute greater than $50,000 or which in the aggregate, if determined adversely to Company, would have a material adverse effect on the business, properties, assets, prospects or conditions (financial or otherwise) of Company, nor, to the best of Company's knowledge, does there exist any basis for any of the foregoing. No professional liability claims are existing, pending or, to the best of Company's knowledge, threatened against or affecting Company.

3.7 No Defaults. Company is not in default (a) under its Certificate of Incorporation or Bylaws, or to the best of Company's knowledge, any indenture, mortgage, lease, purchase or sales order, or any other contract, agreement or instrument to which Company is a party or by which it or any of its property is bound or affected, or (b) with respect to any order, writ, injunction or decree of any court or any Federal, state, municipal or other domestic or foreign governmental department, commission, board, bureau, agency or instrumentality. To the best of Company's knowledge, there exists no condition, event or act which constitutes, or which after notice, lapse of time or both, would constitute, a default under any of the foregoing.

3.8 Employment of Officers, Employees and Consultants. To the best of Company's knowledge, no third party may assert any valid claim against Company or any of the Designated Persons (as hereinafter defined) with respect to (a) the continued employment by, or association with, Company, of any of Company's present officers, employee, consultants, sales agents or representatives (collectively, the "Designated Persons") or (b) the use, in connection with any business presently conducted or proposed to be conducted by Company, by any of the Designated Persons of any information which Company or any of the Designated Persons would be prohibited from using under any prior agreements or arrangements or any legal considerations applicable to unfair competition, trade secrets or proprietary information.

3.9 Taxes. Company has filed all required federal, state, local and foreign estimated and actual tax returns and paid all taxes due thereunder including all interest and penalties. Each of such returns was prepared in conformity in all material respects with accurate books and records of Company. Company has paid all estimated and actual taxes pursuant to any assessments received by it or which it is obligated to withhold from amounts owing to any employee, creditor or third party. Any disputed taxes have been adequately reserved for on the Balance Sheet (as defined in Section 3.15).

3.10 Compliance. To the best of Company's knowledge, Company (a) has complied, and in carrying out its contemplated business will be in compliance, with all federal, state, local and foreign laws, ordinances, regulations and orders applicable to it, its business, the ownership of its assets, and the environment which, if not complied with by Company, would have a material adverse effect on the business, properties, assets, prospects or conditions (financial or otherwise) of Company, and (b) has all federal, state, local and foreign governmental licenses and permits, which, if not possessed by Company, would have a material adverse effect on the business, properties, assets, prospects or condition (financial or otherwise) of Company; such licenses and permits are in full force and effect, no material violations have been recorded in respect of any such licenses or permits, and no proceeding is pending or to the best of Company's knowledge, threatened to revoke or limit any thereof.

3.11 Insurance. To the best of Company's knowledge, all the insurable properties, assets and operations of Company are insured for its benefit in amounts deemed adequate by Company against all risks usually insured against by persons operating similar properties in the localities where such properties are located, under policies in effect and issued by insurers of recognized responsibility. All premiums currently due under such policies have been paid. No claims currently exist under such policies, and no action or notice has been taken or received regarding termination of such policies.

3.12 Authorization. This Agreement has been duly executed and delivered by Company and constitutes the valid and binding obligation of Company, enforceable in accordance with its terms. The execution, delivery and performance of this Agreement and consummation of the transactions contemplated hereby will not (a) violate any provision of law, statute, rule or regulation, or any ruling, writ, injunction, order, judgment or decree of any court, administrative agency or other governmental body applicable to Company or any of its properties or assets, (b) conflict with or result in any breach of any of the terms, conditions or provisions of, or constitute (with due notice or lapse of time, or both) a default (or give rise to any right of termination, cancellation or acceleration) under, or result in the creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of Company or create or activate any right or claims against Company under, the certificate of Incorporation or Bylaws of Company, or any material note, indenture, mortgage, lease agreement or other contract, agreement or instrument to which Company is a party or by which it or any of its property is bound or affected, or (c) impair any business relationship which Company has with any dealer, distributor, salesperson, contractor, employee, supplier or customer.

3.13 Shares. At Closing Company will transfer good and marketable title to the Shares to Investor, free and clear of all liens, claims, charges, restrictions and encumbrances. All of Company's outstanding shares are validly issued and outstanding, fully paid and nonassessable with no personal liability attaching to the ownership thereof, and not subject to preemptive or any other similar rights of the shareholders of Company or others.

3.14 Related Transactions. To the best of Company's knowledge, no current or former shareholder, director, officer or employee of Company nor any associate of any such person, is presently, or since the inception of Company has been, directly or indirectly through his or its affiliation with any other person or entity, a party to any transaction with Company providing for the furnishing of services by or to, or rental of real or personal property from or to, or otherwise requiring cash payments to or by any such person (a "Related Transaction") other than in such person's capacity as an officer or employee of Company, except as disclosed in Company's Confidential Private Placement Memorandum dated October 26, 1998.

3.15 Financial Information. Company has delivered to Investor the unaudited balance sheet of Company as of March 31, 1999 (the "Balance Sheet"), related statements of income, stockholders' equity and changes in financial position for the fiscal periods then ended, and the financial statements included in the Confidential Private Placement Memorandum dated October 26, 1998 (collectively, the "Financial Statements"). Subject only to routine year-end adjustments and to matters not included in interim financial information, the Financial Statements in all material respects (i) are in accordance with the books and records of Company, (ii) fairly present the financial condition of Company as of the dates indicated and the results of operations, stockholders' equity and changes in financial position of Company for the periods indicated and (iii) have been prepared in accordance with generally accepted accounting principles consistently applied. All accounts receivable of Company as of the dates of the Financial Statements have arisen in the ordinary course of business, are valid, enforceable and to the best of Company's knowledge, collectible, except to the extent of any reserve for doubtful accounts expressly noted on the Balance Sheet. To the best of Company's knowledge, Company had no liability of any nature (matured or unmatured, fixed or contingent) which was not provided for or disclosed on the Balance Sheet, and all liability reserves established by Company and set forth on the Balance Sheet were adequate for the purposes indicated therein.

3.16 Absence of Changes. Since the date of the Balance Sheet, there has not been any material adverse development or event which may reasonably be expected to have a material adverse effect on Company's business, properties, assets, prospects or condition (financial or otherwise).

3.17 Registration Rights. Except for Steve Newlin, no person has any contractual or other right to cause Company to effect the registration of any shares of Common Stock or other securities of Company.

3.18 Disclosure. Neither this Agreement nor any other document, certificate, instrument or statement furnished or made to Investor by or on behalf of Company in connection with the transactions contemplated hereby contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained herein and therein not misleading. As of its date, the Confidential Private Placement Memorandum (the "Memorandum") did not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not misleading. As of the date hereof, the Memorandum, when taken together with the Supplemental Disclosure Memorandum dated April 1999, did not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not misleading

Whenever a reference is made in this Exhibit C to the "best of Company's knowledge," such knowledge shall be deemed to be the current actual knowledge of the directors and executive officers of Company as of the date of this Agreement.

EXHIBIT 3.2

CLASS B
PREFERRED STOCK
PURCHASE AGREEMENT

THIS AGREEMENT is made as of the 6th day of July, 2001 by and between JTH TAX, INC., a Delaware corporation ("Company") and ENVEST VENTURES I, LLC, a Virginia limited liability company ("Investor").

BACKGROUND

Company and Investor desire for Investor to purchase an equity interest in Company, and the parties desires to enter into certain agreements, on the terms and conditions hereinafter set forth.

NOW THEREFORE, in consideration of the premises and the agreements set forth herein, the parties, intending to be legally bound hereby, agree as follows:

1. Agreement to Sell and Purchase Shares.

(a) At the Closing (as defined in Section 1(c)), upon the terms and conditions hereinafter set forth, Investor shall purchase Twenty five Thousand (25,000) shares of Class B Convertible Preferred Stock of Company (the "Shares"), free and clear of all liens, claims, charges, restrictions and encumbrances. The rights, powers and preferences of Company's Class B Convertible Preferred Stock are set forth in the Certificate of Designations (the "Certificate of Designations") attached as Exhibit A, which will be filed by Company contemporaneously with the execution of this Agreement.

(b) In consideration for the Shares, Investor is delivering to Company at Closing, in cash or other immediately available funds, an aggregate purchase price of Five Hundred Thousand Dollars ($500,000), representing $20.00 per Share.

(c) The closing (the "Closing") with respect to the transactions contemplated hereby is taking place simultaneously with the execution and delivery of this Agreement.

(d) Company and Investor acknowledge that the Closing of the sale of the Shares to Investor is intended to be part of an integrated transaction that will include the subsequent issuance to Investor of $2,000,000 of subordinated debt, which will be accompanied by warrants to acquire Class A Common Stock of Company (the "Subordinated Debt Transaction"). Company and Investor intend that the Subordinated Debt Transaction will take place on terms substantially similar to those described on Exhibit D to this Agreement. Investor agrees that if the Subordinated Debt Transaction has not closed by July 31, 2001,at Company's election, exercised by notice to Investor no later than August 15, 2001, Company may either (A) rescind the sale of the Shares, in which event Company will refund to Investor the entire purchase price for the Shares on or before August 15, 2001 or (B) issue to Investor 8,334 additional shares of Class B Convertible Preferred Stock on or before August 15, 2001, so that the per Share purchase price of the total Shares acquired by Investor will be $15.

2. Other Agreements.

(a)

(i) Unless the Investor is entitled as described in this Section 2(a) to elect a representative of Investor as a director of Company, Investor will be entitled to designate an observer who will be entitled to attend all meetings of the Board of Directors of Company.

(ii) In the event that the Subordinated Debt Transaction closes, then so long as any of the indebtedness incurred in the Subordinated Debt Transaction remains unpaid, the holders of the Class B Convertible Preferred Stock, voting as a separate class, will be entitled to elect one representative as a director of Company. This obligation will expire on the earlier of (A) the Company's consummation of an initial public offering registered under the Securities Act of 1933 or (B) at the first election of directors by the shareholders of Company immediately following the earlier of (X) the date on which Investor ceases to hold any Shares that have not been converted into Class A Common Stock, or (Y) the date on which Company has paid in full all indebtedness incurred in the Subordinated Debt Transaction.

(iii) Unless otherwise agreed by the majority in interest of the holders of the Class A Preferred Stock and the Class B Preferred Stock (to the extent they are entitled to elect a director), acting together as a single class, Company will grant to each non-employee director, on an annual basis, a stock option to purchase at least 2,500 shares of Class A Common Stock, with an exercise price equal to the current fair market value (as determined by Company's Board of Directors in its reasonable discretion) of such shares as of the date of the grant.

(b) For so long as Investor continues to hold 12,500 Shares that have not been converted into Class A Common Stock, Company will:

(i) Prepare and submit to the Board of Directors for approval no later than May 15 of each year Company budgets for the fiscal year of Company that began on the immediately preceding May 1.

(ii) Maintain a Compensation Committee of the Board comprised of non-employee directors.

(iii) Provide Investor with monthly financial statements and such other business information and access to its records and facilities as reasonably requested by Investor.

(iv) Conduct its business in a reasonably prudent matter including maintaining adequate insurance and payment of indebtedness and taxes in the ordinary course.

(v) Maintain a minimum of $1,000,000 of key man life insurance on John T. Hewitt.

(vi) Provide Investor proportionate piggyback registration rights on the basis described on Exhibit B.

(vii) Provide Investor with demand registration rights on the basis described on Exhibit B.

(viii) Provide Investor with preemptive rights to participate in any offering or sale of Company securities other than the offerings and sales contemplated by

Subsections (B) through (C) of Section 2(c)(iii).

(c) For so long as Investor continues to hold 12,500 Shares that have not been converted into Class A Common Stock, Company will not, without the prior written consent of a majority in interest of the Company's Class A Preferred Stock (to the extent that Edison Venture Fund IV, L.P. continues to hold at least 40,000 shares of Class A Preferred Stock) and the Class B Preferred Stock, acting together as a single class:

(i) Amend Company's Articles of Incorporation or Bylaws except as contemplated by a transaction otherwise permitted by this Agreement.

(ii) Make any material change in the nature of or discontinue Company's business.

(iii) Acquire substantial assets or sell substantial assets of Company, with "substantial" meaning a purchase or sale price in a single transaction or series of related transactions greater than 50% of Company's tangible assets (whether in cash, assets and/or securities), or enter into any merger, consolidation or sale of the equity securities of Company, other than (A) in the ordinary course of Company's business (which the parties acknowledge and agree includes the acquisition from time to time of tax preparation businesses and other businesses related to the business of Company) to the extent that only Class A Common Stock is issued and the aggregate number of any shares of Company's Class A Common Stock so issued in the ordinary cause of business does not exceed 1,000,000 shares (provided that such limit will be subject to adjustment on the same basis as the Shares are subject to adjustment pursuant to Section 5(d) of the Certificate of Designations), (B) a total of 260,000 shares of Class A Common Stock, to be issued to Scott Lake Holdings Ltd. and DataTax, Inc., or their designees, or (C) such shares as may be issuable to the holders of Class A Convertible Preferred Stock in connection with their exercise of preemptive rights.

(iv) Provide total compensation to any employee in excess of $150,000, or grant incentive stock awards, except as approved by Company's Compensation Committee.

(v) Issue any equity interests, securities or options to acquire securities of Company, other than the grant of stock options to directors and employees, as approved by Company's Compensation Committee, other than (A) in transactions in the ordinary course of Company's business (which the parties acknowledge and agree includes the acquisition from time to time of tax preparation businesses and other businesses related to the business of Company), to the extent that only Class A Common Stock is issued and the aggregate number of shares of Company's Class A Common Stock so issued in the ordinary cause of business does not exceed 1,000,000 shares (provided that such limit will be subject to adjustment on the same basis as the Shares are subject to adjustment pursuant to Section 5(d) of the Certificate of Designations), (B) a total of 260,000 shares of Class A Common Stock, to be issued to Scott Lake Holdings Ltd. and DataTax, Inc., or their designees, or (C) such shares as may be issuable to the holders of Class A Convertible Preferred Stock in connection with their exercise of preemptive rights.

(vi) Redeem any shares, make any dividends or distributions, grant any registration rights, or register any of its securities, unless Investor is included on a pro rata basis.

(vii) Engage in any related party transaction except on an arm's-length basis on terms and conditions substantially similar to those that would have been available to parties that were not related parties. It is specifically contemplated that Company may in the future sell franchises to related parties on this basis.

3. Representations and Warranties of Company. Company hereby makes the representations and warranties set forth in Exhibit C.

4. Representations and Warranties of Investor. Investor hereby represents and warrants to Company that the statements contained in this Section 4 are correct and complete as of the Closing.

(a) Organization of Investor. Investor is a limited liability company duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has all requisite power and authority to own, lease and operate its properties, to carry on its business as presently conducted and as proposed to be conducted.

(b) Authorization. Investor has full power and authority to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement constitutes the valid and legally binding obligation of Investor, enforceable in accordance with its terms and conditions. Investor need not give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement.

(c) Noncontravention. Neither the execution and the delivery of this Agreement nor the consummation of the transactions contemplated hereby will (A) violate any constitution, statute, regulation, rule, injunction, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which Investor is subject or any provision of its partnership agreement or (B) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement, contract, lease, license, instrument, or other arrangement to which Investor is a party or by which it is bound or to which any of its assets is subject.

(d) Brokers Fees. Investor has no liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement.

(e) Investment Representations. Investor is not acquiring the Shares with a view to or for sale in connection with any distribution thereof within the meaning of any federal or state securities law or regulation.

5. Conditions Precedent to Closing. The obligation of Investor to purchase the Shares at the Closing is subject to the condition precedent that Company shall have filed the Certificate of Designations creating the Class B Convertible Preferred Stock as provided in Exhibit A, and shall have delivered to Investor reasonable evidence thereof.

6. Fees. Each party will pay all of its respective costs and other expenses incurred in connection with its performance of the transactions herein provided.

7. Survival of Representations and Warranties. All representations and warranties hereunder shall survive the Closing for a period of two years unless otherwise expressly stated to continue for a longer or shorter period, except for any representations or warranties concerning taxes or third party claims which shall survive until the expiration of the applicable statute of limitations for such taxes or third party claims.

8. Shareholder Agreements. To induce Investor to enter into this Agreement,

(a) Company and John T. Hewitt ("CEO") agree that notwithstanding any provision to the contrary of Company's Certificate of Incorporation, as amended, if CEO's total Company equity ownership falls below 10% while Investor continues to hold at least 12,500 Shares that have not been converted into Class A Common Stock, CEO's Class B Common Stock shall be deemed to have been automatically converted into Class A Common Stock.

(b) CEO, and Scott Lake Holdings Ltd. each agree that he/it will not sell or register for sale any of his/its Company securities, except for sales by each aggregating no more than 10,000 shares of Common Stock, and bona fide gifts and estate planning transfers in any calendar year, unless Investor is given the opportunity to participate in such sale or registration on a pro rata basis.

9. Miscellaneous.

(a) Notices. All notices shall be contained in a written instrument delivered in person or sent by first class registered or certified mail, return receipt requested, postage prepaid, or by reputable overnight carrier addressed to such party at the address set forth below or such other address as may hereafter be designated in writing by the addressee to the addressor:

(i) If to Company, to:

JTH Tax, Inc.
4575 Bonney Road
Virginia Beach, VA 23462
Attn: John T. Hewitt

With copies to:

James J. Wheaton, Esquire
Troutman Sanders Mays & Valentine LLP
2525 Dominion Tower
999 Waterside Drive
Norfolk, VA 23510

(ii) If to Investor, to:

Envest Ventures I, LLC
2101 Parks Avenue, Suite 401
Virginia Beach, VA 23451

With copies to:

John M. Paris, Jr., Esquire
Williams, Mullen, Clark & Dobbins, P.C.
One Columbus Center
Suite 900
Virginia Beach, VA 23462

(b) Entire Agreement. This Agreement, the attached Schedules and Exhibits and the other documents referred to or delivered pursuant hereto contain the entire agreement among the parties with respect to the subject matter hereof and supersede all prior and contemporaneous arrangement or understanding with respect thereto. The terms and provisions of this Agreement may not be modified or amended, or any of the provisions hereof waived, temporarily or permanently, except pursuant to the written consent of the parties. No failure or delay in exercising any power or right hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such a right or power, preclude any other or further exercise thereof or the exercise of any other right or power.

(c) Interpretation. This Agreement may be executed in any number of counterparts, and each such counterpart hereof shall be deemed to be an original instrument, but all such counterparts together shall constitute but one agreement. The headings of the sections of this Agreement have been inserted for convenience of reference only and shall not be deemed to be a part of this Agreement. Whenever the context may require, any pronouns used herein shall include the corresponding masculine, feminine or neuter forms, and the singular form of names and pronouns shall include the plural and vice-versa.

(d) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Virginia and the parties consent to the exclusive jurisdiction of the federal and state courts located in Virginia. In such proceeding, the prevailing party shall be entitled to recover from the non-prevailing party all of its proceedings costs, including without limitation, court costs, attorney fees and out-of-pocket expenses incidental to such proceedings. Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. This Agreement shall bind and inure to the benefit of the parties and their respective heirs, personal representatives, successors and assigns.

(e) Further Assurances. Each party agrees that at any time and from time to time after the Closing, such party will upon request, do, execute, acknowledge and deliver all such further acts, documents and assurances as may be reasonably required to complete the transactions herein provided.

JTH TAX INC.

Attest:____________________

By:____________________
Name: John T. Hewitt
Title: President + CEO

By: Its Manager

Attest:____________________ By: [signature]
Name: John Garel
Title: Sr. Managing Director

The undersigned intending to be legally bound hereby and in consideration of Company and Investor entering into this Agreement, agrees to the provisions of Paragraph 8 (with respect to each of the undersigned) and Exhibit B (with respect to Scott Lake Holdings Ltd.).

Witness:____________________ ____________________
John T. Hewitt

Scott Lake Holdings Ltd.

By:____________________
Name:____________________
Title:____________________

Attest:____________________

ENVEST VENTURES I, LLC

By: Its Manager

Attest:____________________

By:____________________
Name:____________________
Title:____________________

The undersigned intending to be legally bound hereby and in consideration of Company and Investor entering into this Agreement, agrees to the provisions of Paragraph 8 (with respect to each of the undersigned) and Exhibit B (with respect to Scott Lake Holdings Ltd.).

Witness:____________________

____
John T. Hewitt

Scott Lake Holdings Ltd.

By:____________________
Name:____________________
Title:____________________

Attest:____________________

ENVEST VENTURES I, LLC

By: Its Manager

Attest: ________________________

By: ________________________
Name: ________________________
Title: ________________________

The undersigned intending to be legally bound hereby and in consideration of Company and Investor entering into this Agreement, agrees to the provisions of Paragraph 8 (with respect to each of the undersigned) and Exhibit B (with respect to Scott Lake Holdings Ltd.).

Witness: ________________________

____
John T. Hewitt

Scott Lake Holdings Ltd.

By: ________________________
Name: J. GARY IBBOTSON
Title: PRESIDENT

Attest: Nancy R. Nelson

EXHIBIT C

Company's Representations and Warranties

For the purpose of this Exhibit C, the term "Company" shall be deemed, as appropriate, to refer both to JTH Tax, Inc. and its wholly-owned subsidiary EmployeesPlus, Inc.

3.1 Organization. Company is a corporation duly organized and validly existing under the laws of Delaware and has all requisite corporate power and authority to own, lease and operate its properties, and to carry on its business. To the best of Company's knowledge, Company is qualified and in good standing in all such other jurisdictions, if any, in which the conduct of its business or its ownership, leasing or operation of property requires such qualification and the failure so to qualify would have a material adverse effect on the business, properties, assets, prospects or conditions (financial or otherwise) of Company. Company has provided Investor with true, correct and complete copies of its Certificate of Incorporation and its Bylaws, (the "Certificate of Incorporation" and the "Bylaws", respectively).

3.2 Capitalization. The authorized capital stock of Company consists of 2,220,000 shares of Common Stock, $1.00 par value and 320,000 shares of Preferred Stock, $1.00 par value, of which 729,847 shares of Class A Common Stock, and 90,000 shares of Class B Common Stock and 190,000 shares of Series A Preferred Stock have been validly issued and are outstanding, fully paid and nonassessable, with no personal liability attaching to the ownership thereof. Except with respect to (a) the Class A Preferred Stock, (b) the Company's stock option plan, and (c) the Company's obligation to issue 260,000 additional shares of Class A Common Stock to Scott Lake Holdings, Ltd., there are no preemptive or similar rights to purchase, nor any outstanding warrants, options, agreements, convertible securities or other commitments pursuant to which Company is or may become obligated to issue any shares of capital stock or other securities of Company. Except as provided in Section 3.17, or with respect to (a) the Class A Preferred Stock, (b) the Company's stock option plan, and (c) the Company's obligation to issue 260,000 additional shares of Class A Common Stock to Scott Lake Holdings, Ltd. and DataTax, Inc. (or their designees), there is no agreement, restriction or encumbrance (such as a right of first refusal, right of first offer, proxy, voting agreement, etc.) with respect to the sale or voting of any shares of capital stock of Company. To the best of Company's knowledge, Company has not violated applicable securities or corporate laws in connection with the issuance of any securities of Company prior to the Closing.

3.3 Encumbrances. Company owns all of its property and assets, real, personal or mixed, tangible or intangible, subject to no mortgages, liens, security interests, pledges, charges or other encumbrances of any kind except as set forth in the Financial Statements (as defined in Section 3.15). Company owns or has a valid leasehold interest in, or valid license for, all assets necessary for the conduct of its business as presently conducted or as proposed to be conducted.

3.4 Burdensome Restrictions. Company is not obligated under any contract or agreement or subject to any charter or other corporate restriction which individually or in the aggregate presently has a material adverse effect on, or in the future may reasonably be expected to have a material adverse effect on its business, properties, assets, prospects or condition (financial or otherwise).

3.5 Intellectual Property. Company owns and possesses all intellectual property rights necessary or required for the conduct of its business. To the best of Company's knowledge, no product or service manufactured, marketed or sold by Company infringes any intellectual property rights or assumed name of another. To the best of Company's knowledge, all inventions, discoveries and developments of employees, consultants and agents of Company which are used in Company's business are owned by Company. To the best of Company's knowledge, Company has secured and maintained full protection and exclusive ownership for all of its proprietary rights the absence of which would have a material adverse effect on the business, properties, assets, prospects or conditions (financial or otherwise) of Company, both within the United States and in foreign countries where its products and services are offered. Company has not granted or transferred any rights in its intellectual property rights to any third party, and is not aware of any infringement, misappropriation or misuse of its intellectual property rights by any third party. To the best of Company's knowledge, all rights to the names used by Company are owned exclusively by Company.

3.6 Litigation. Except with respect to the pending litigation with H&R Block in which Company is the plaintiff, there is no action, suit, customer claim, proceeding or investigation nor any judgment, decree, injunction or order at law or in equity or by or before any court, arbitrator, governmental instrumentality or other agency now existing, pending or threatened against or affecting Company which in the aggregate, if determined adversely to Company, would have a material adverse effect on the business, properties, assets, prospects or conditions (financial or otherwise) of Company, nor, to the best of Company's knowledge, does there exist any basis for any of the foregoing. No professional liability claims are existing, pending or, to the best of Company's knowledge, threatened against or affecting Company.

3.7 No Defaults. Company is not in default (a) under its Certificate of Incorporation or Bylaws, or to the best of Company's knowledge, any indenture, mortgage, lease, purchase or sales order, or any other contract, agreement or instrument to which Company is a party or by which it or any of its property is bound or affected, or (b) with respect to any order, writ, injunction or decree of any court or any Federal, state, municipal or other domestic or foreign governmental department, commission, board, bureau, agency or instrumentality. To the best of Company's knowledge, there exists no condition, event or act which constitutes, or which after notice, lapse of time or both, would constitute, a default under any of the foregoing.

3.8 Employment of Officers, Employees and Consultants. To the best of Company's knowledge, no third party may assert any valid claim against Company or any of the Designated Persons (as hereinafter defined) with respect to (a) the continued employment by, or association with, Company, of any of Company's present officers, employee, consultants, sales agents or representatives (collectively, the "Designated Persons") or (b) the use, in connection with any business presently conducted or proposed to be conducted by Company, by any of the Designated Persons of any information which Company or any of the Designated Persons would be prohibited from using under any prior agreements or arrangements or any legal considerations applicable to unfair competition, trade secrets or proprietary information.

3.9 Taxes. Company has filed all required federal, state, local and foreign estimated and actual tax returns and paid all taxes due thereunder including all interest and penalties. Each of such returns was prepared in conformity in all material respects with accurate books and records of Company. Company has paid all estimated and actual taxes pursuant to any assessments received by it or which it is obligated to withhold from amounts owing to any employee, creditor or third party. Any disputed taxes have been adequately reserved for on the Balance Sheet (as defined in Section 3.15).

3.10 Compliance. To the best of Company's knowledge, Company (a) has complied, and in carrying out its contemplated business will be in compliance, with all federal, state, local and foreign laws, ordinances, regulations and orders applicable to it, its business, the ownership of its assets, and the environment which, if not complied with by Company, would have a material adverse effect on the business, properties, assets, prospects or conditions (financial or otherwise) of Company, and (b) has all federal, state, local and foreign governmental licenses and permits, which, if not possessed by Company, would have a material adverse effect on the business, properties, assets, prospects or condition (financial or otherwise) of Company; such licenses and permits are in full force and effect, no material violations have been recorded in respect of any such licenses or permits, and no proceeding is pending or to the best of Company's knowledge, threatened to revoke or limit any thereof.

3.11 Insurance. To the best of Company's knowledge, all the insurable properties, assets and operations of Company are insured for its benefit in amounts deemed adequate by Company against all risks usually insured against by persons operating similar properties in the localities where such properties are located, under policies in effect and issued by insurers of recognized responsibility. All premiums currently due under such policies have been paid. No claims currently exist under such policies, and no action or notice has been taken or received regarding termination of such policies.

3.12 Authorization. This Agreement has been duly executed and delivered by Company and constitutes the valid and binding obligation of Company, enforceable in accordance with its terms. The execution, delivery and performance of this Agreement and consummation of the transactions contemplated hereby will not (a) violate any provision of law, statute, rule or regulation, or any ruling, writ, injunction, order, judgment or decree of any court, administrative agency or other governmental body applicable to Company or any of its properties or assets, (b) conflict with or result in any breach of any of the terms, conditions or provisions of, or constitute (with due notice or lapse of time, or both) a default (or give rise to any right of termination, cancellation or acceleration) under, or result in the creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of Company or create or activate any right or claims against Company under, the certificate of Incorporation or Bylaws of Company, or any material note, indenture, mortgage, lease agreement or other contract, agreement or instrument to which Company is a party or by which it or any of its property is bound or affected, or (c) impair any business relationship which Company has with any dealer, distributor, salesperson, contractor, employee, supplier or customer.

3.13 Shares. At Closing Company will transfer good and marketable title to the Shares to Investor, free and clear of all liens, claims, charges, restrictions and encumbrances. All of Company's outstanding shares are validly issued and outstanding, fully paid and nonassessable with no personal liability attaching to the ownership thereof, and not subject to preemptive or any other similar rights of the shareholders of Company or others.

3.14 Related Transactions. To the best of Company's knowledge, except as disclosed in the Financial Statements (as defined in Section 3.15) no current or former shareholder, director, officer or employee of Company nor any associate of any such person, is presently, directly or indirectly through his or its affiliation with any other person or entity, a party to any transaction with Company providing for the furnishing of services by or to, or rental of real or personal property from or to, or otherwise requiring cash payments to or by any such person (a "Related Transaction") other than in such person's capacity as an officer or employee of Company.

3.15 Financial Information. Company has delivered to Investor the audited financial statements of Company as of April 30, 2001(the "Financial Statements"). The Financial Statements in all material respects (i) are in accordance with the books and records of Company, (ii) fairly present the financial condition of Company as of the dates indicated and the results of operations, stockholders' equity and changes in financial position of Company for the periods indicated and (iii) have been prepared in accordance with generally accepted accounting principles consistently applied. All accounts receivable of Company as of the dates of the Financial Statements have arisen in the ordinary course of business, are valid, enforceable and to the best of Company's knowledge, collectible, except to the extent of any reserve for doubtful accounts expressly noted on the Financial Statements. To the best of Company's knowledge, Company had no liability of any nature (matured or unmatured, fixed or contingent) which was not provided for or disclosed on the Financial Statements , and all liability reserves established by Company and set forth on the Financial Statements were adequate for the purposes indicated therein.

3.16 Absence of Changes. Since the date of the Financial Statements, there has not been any material adverse development or event which may reasonably be expected to have a material adverse effect on Company's business, properties, assets, prospects or condition (financial or otherwise).

3.17 Registration Rights. Except for Steve Newlin and the holders of the Class A Preferred Stock, no person has any contractual or other right to cause Company to effect the registration of any shares of Common Stock or other securities of Company.

3.18 Disclosure. Neither this Agreement nor any other document, certificate, instrument or statement furnished or made to Investor by or on behalf of Company in connection with the transactions contemplated hereby contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained herein and therein not misleading.

Whenever a reference is made in this Exhibit C to the "best of Company's knowledge," such knowledge shall be deemed to be the current actual knowledge of the directors and executive officers of Company as of the date of this Agreement.

EXHIBIT A

Certificate of Designations
of Class B Convertible Preferred Stock

See Attached

Certificate of Designations
of Class B Convertible Preferred Stock

The undersigned DOES HEREBY CERTIFY that the following resolution was duly adopted by the Board of Directors (the "Board of Directors") of JTH Tax, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the "Corporation"), by action of the Board of Directors effective July 6, 2001, in accordance with the provisions of Section 103 thereof, and pursuant to Section 151 thereof:

"RESOLVED that pursuant to the authority expressly granted to and vested in this Board of Directors by the General Corporation Law of the State of Delaware, the Board of Directors hereby authorizes the creation of a series of Class B Convertible Preferred Stock, $1.00 par value per share, of the Corporation upon the terms and conditions set forth herein and hereby fixes the designation and number of shares thereof and fixes the other powers, preferences and relative, participating, optional or other special rights, and the qualifications, limitations and restrictions thereof (in addition to those set forth in the Certificate which may be applicable to the Class B Convertible Preferred Stock) as follows:

1. Designation and Amount; Fractional Shares. There shall be a series of preferred stock of the Company designated as "Class B Convertible Preferred Stock" and the number of shares constituting such series shall be 33,334. Such series is referred to herein as the "Class B Preferred." The Class B Preferred is issuable solely in whole shares.

2. Dividends. The holder of each share of Class B Preferred shall be entitled to receive, when and as declared by the Board of Directors of the Corporation for the Common Stock, out of funds legally available for that purpose, dividends in cash, stock or otherwise, in connection with which each share of Class B Preferred shall be treated as if it has been converted into shares of Common Stock as provided in Section 5 hereof.

3. Rights Upon Liquidation, Dissolution or Winding Up.

(a) In the event of: (i) any voluntary or involuntary liquidation, dissolution, liquidation or winding up of the Corporation; (ii) any voluntary or involuntary bankruptcy properly commenced by or against the Corporation, which if involuntary is not dismissed or stayed within 90 days after such commencement; (iii) any business combination of the Corporation; or (iv) any foreclosure by creditors of the Corporation on substantially all assets of, or equity interests in, the Corporation, which foreclosure is not dismissed or stayed within 90 days after such foreclosure, any assets of the Corporation available for distribution to its stockholders shall be distributed in the following order of priority:

(i) The holder of the Corporation's Class A Convertible Preferred Stock (the "Class A Preferred") shall be entitled to receive for each share of Class A Preferred the distribution provided for by the Corporation's Certificate of Designations of Class A Convertible Preferred Stock.

(ii) The holders of Class B Preferred shall be entitled to receive for each share of Class B Preferred, prior and in preference to any distribution to the holders of all other equity securities of the Corporation other than the Class A Preferred, an amount equal to the Original Issuance Price (as defined in Section 6) per share for each share of Class B Preferred then outstanding, plus an amount equal to the Original Issuance Price multiplied by 10% per annum from the Original Issuance Date, compounded annually, until the date of such distribution.

(iii) If the assets and funds of the Corporation available for distribution to the holders of Class B Preferred after the distribution to the Class A Preferred described in Section 3(a)(i) has been made shall be insufficient to permit the payment of the full preferential amounts set forth in this Article, then all of the assets of the Corporation available for distribution to the Class B Preferred shall be distributed to the holders of Class B Preferred pro rata so that each share receives the same percentage of its respective liquidation value.

(b) A consolidation or merger of the Corporation with or into any other corporation or corporations in a transaction in which the shareholders of the Corporation receive cash, securities or other consideration in exchange for the shares of capital stock of the Corporation then held by them, or a similar business combination in which event the Corporation is not the surviving entity, any sale of 50% or more of the shares of the Corporation (other than in connection with an offering by the Corporation of newly issued securities), or any sale of all or substantially all of the assets of the Corporation shall, at the option of the holders representing at least 75% of the Class A and Class B Preferred then outstanding, acting as a single class, exercised in writing within ten (10) business days after the Corporation shall have given notice of its intention to enter into any of the foregoing transactions, be deemed to be a liquidation, dissolution or winding up of the Corporation for the purposes of Section 3(a) above, and any assets of the Corporation available for distribution (and, in the case of certain reorganizations, mergers or consolidations subject to this Section, the securities received by the Corporation or its stockholders in such reorganization, merger or consolidation), shall be distributed pursuant to the order of preference set forth in Section 3(a) above, subject however to the right of the holders of the Class B Preferred to convert the Class B Preferred into Class A Common Stock as provided in Section 5.

4. Voting.

(a) In addition to the rights specified in the Certificate of Incorporation, any other rights provided in any agreement between the Corporation and holders of Class B Preferred, or in the Corporation's Bylaws or by law, holders of Class B Preferred shall be entitled to receive notice of all meetings of shareholders and shall vote as one class with the holders of Common Stock (except as provided in Paragraph 4(b) below) and with the holders of the Class A Preferred, based upon the number of shares of Common Stock into which such shares of Class B Preferred may be converted as provided in Section 5 hereof.

(b) Commencing on the second anniversary date of the Purchase Agreement, the holders of the Class B Preferred, voting as a separate class, shall be entitled to elect, re-elect, remove and replace from time to time one director of the Corporation. This director shall be designated as provided in the Purchase Agreement (as defined in Section 6), and this right of the holders of the Class B Preferred shall expire as provided in the Purchase Agreement.

5. Conversion.

(a) The holder of any shares of Class B Preferred shall have the right, at such holder's option, at any time or from time to time to convert any of such shares of Class B

Preferred into shares of Class A Common Stock (in this Paragraph hereafter referred to as "Common Stock") at the rate of one share of Common Stock for each share of Class B Preferred (the "Conversion Rate"). A holder of Class B Preferred may elect to convert by surrender of the certificates representing the shares of Class B Preferred so to be converted in the manner provided in subsection (c) hereof. The Conversion Rate shall be subject to adjustment as set forth in subsection (d) hereof.

(b) Upon the occurrence of an Event of Conversion (as defined in Section 6 hereof), all shares of Class B Preferred then outstanding shall, by virtue of, and simultaneously with, the occurrence of the Event of Conversion and without any action on the part of the holder thereof, be deemed automatically converted into shares of Common Stock at the Conversion Rate as last adjusted and then in effect for the shares of Class B Preferred being converted.

(c) The holder of any shares of Class B Preferred may exercise the conversion right pursuant to subsection (a) hereof as to any part thereof by delivering to the Corporation during regular business hours, at the office of any transfer agent of the Corporation for the Class B Preferred or at such other place as may be designated by the Corporation, the certificate or certificates for the shares to be converted, duly endorsed or assigned in blank or to the Corporation (if required by it), accompanied by written notice stating that the holder elects to convert such shares.

(d) The Conversion Rate shall be subject to adjustment from time to time as follows:

(i) If at any time after the Original Issuance Date the number of shares of Common Stock outstanding is increased by a stock dividend payable in shares of Common Stock or by a subdivision or stock split of shares of Common Stock, then following the record date fixed for the determination of holders of Common Stock entitled to receive such stock dividend, subdivision or stock split, the Conversion Rate shall be appropriately increased so that the number of shares of Common Stock issuable on conversion of each share of Class B Preferred shall be increased in proportion to such increase in outstanding shares.

(ii) If at any time after the Original Issuance Date the number of shares of Common Stock outstanding is decreased by a combination of the outstanding shares of Common Stock, then, following the record date for such combination, the Conversion Rate shall be appropriately decreased so that the number of shares of Common Stock issuable on conversion of each share of Class B Preferred shall be decreased in proportion to such decrease in outstanding shares.

(iii) If, at any time after the Original Issuance Date, there is any capital reorganization, or any reclassification of the stock of the Corporation (other than a change in par value or from par value to no par value or from no par value to par value or as a result of a stock dividend or subdivision, split-up or combination of shares), or the consolidation or merger of the Corporation with or into another person (other than a consolidation or merger in which the Corporation is the continuing corporation and which does not result in any change in the Common Stock) or of the sale or other disposition of all or substantially all the properties and assets of the Corporation as an entirety to any other person, each share of Class B Preferred shall after such reorganization, reclassification, consolidation, merger, sale or other disposition be (unless, in the case of a consolidation, merger, sale or other disposition, payment shall have been made to the holders of all shares of Class B Preferred of the full amount to which they shall have been entitled pursuant to Section 3 hereto) convertible into the kind and number of shares of stock or other securities or property of the Corporation or of the corporation resulting from such consolidation or surviving such merger or to which such properties and assets shall have been sold or otherwise disposed to which the holder of the number of shares of Common Stock deliverable (immediately prior to the time of such reorganization, reclassification, consolidation, merger, sale or other disposition) upon conversion of such share would have been entitled upon such reorganization, reclassification, consolidation, merger, sale or other disposition. The provisions of this subsection shall similarly apply to successive reorganizations, reclassifications, consolidations, mergers, sales or other dispositions.

(iv) In the event of the occurrence of any event or transaction after the Original Issuance Date not contemplated by this subsection (d) that would require an adjustment to the Conversion Rate to remain consistent with the intent and purpose of this subsection (d), then the Board of Directors of the Corporation shall make such adjustment to the Conversion Rate as they shall deem reasonable and consistent with the intentions and purposes of this subsection (d) and general principles of equity.

(e) Whenever the Conversion Rate shall be adjusted as provided in subsection (d), the Corporation shall forthwith file, at the office of the transfer agent for the Class B Preferred or at such other place as may be designated by the Corporation, a statement, approved by its Board of Directors, showing in detail the facts requiring such adjustment and the Conversion Rate that shall be in effect after such adjustment. The Corporation shall also cause a copy of such statement to be sent by first class certified mail, return receipt requested and postage prepaid, to each holder of shares of Class B Preferred at its address appearing on the Corporation's records. Where appropriate, such copy may be given in advance and may be included as part of a notice required to be mailed under the provisions of subsection (f).

(f) In the event the Corporation shall propose to take any action of the types described in clauses (i), (ii), (iii) or (iv) of subsection (d), the Corporation shall use reasonable efforts to give 30 days prior notice to each holder of shares of Class B Preferred, in the manner set forth in subsection (e), which notice shall specify the record date, if any, with respect to any such action, the date on which such action is to take place and such facts with respect thereto as shall be reasonably necessary to indicate the effect of such action.

(g) The Corporation shall reserve, and at all times from and after the Original Issuance Date keep reserved, free from preemptive rights, out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of Class B Preferred, sufficient shares to provide for the conversion of all outstanding shares of Class B Preferred.

(h) All shares of Common Stock which may be issued in connection with the conversion provisions set forth herein will, upon issuance by the Corporation, be validly issued, fully paid and nonassessable.

(i) If at any time after the Original Issuance Date stock of any class of the Corporation other than Common Stock is delivered as a stock dividend on outstanding Common

Stock, then in addition to any shares receivable upon conversion of Class B Preferred, the holder shall upon such conversion be entitled to receive the same number of the shares of dividend stock plus any shares, securities or property issued upon any subsequent exchange, replacement, subdivision, or combination thereof, to which the holder would have been entitled had the Class B Preferred been converted immediately prior to such stock dividend.

6. Definitions.

(a) The term "Event of Conversion" shall mean the consummation of a public offering of shares of Common Stock of the Corporation pursuant to the Securities Act of 1933, as amended, generating net proceeds to the Corporation of at least $15 million and reflecting a per share price of at least $37.50 per share of Common Stock as constituted on the Original Issuance Date.

(b) The term "Original Issuance Date" shall mean the date of original issuance by the Corporation of each share of Class B Preferred.

(c) The term "Original Issuance Price" shall mean $20.00.

(d) The term "Purchase Agreement" shall mean a certain Class B Preferred Stock Purchase Agreement between the Corporation and an investor dated as of July 6, 2001.

7. Purchase Rights. If at any time the Corporation grants, issues or sells any options, convertible securities or rights to purchase stock, warrants, securities or other property pro rata to the record holders of Common Stock (the "Purchase Rights"), then each holder of Class B Preferred will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which such holder could have acquired if such holder had held the number of shares of Common Stock acquirable upon conversion of such holder's Class B Preferred immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights; or, if no such record is taken, the date as of which the record holders of Common Stock are to be determined for the grant, issuance or sale of such Purchase Rights.

8. Amendments. No additional Class B Preferred may be authorized, nor any provision of these terms of the Class B Preferred may be amended, modified or waived without the written consent or affirmative vote of the holders of at least 66% of the then outstanding shares of Class B Preferred, voting together as one class.

IN WITNESS WHEREOF, the Corporation has caused this Certificate to be made under the seal of the Corporation and signed by John T. Hewitt, its President and Chief Executive Officer, and attested by Donna Halligan, its Secretary, as of the 6th day of July, 2001.

JTH TAX, INC.

By: ____________________
John T. Hewitt, President and
Chief Executive Officer

Attest:

Donna Halligan, Secretary

129010v3

EXHIBIT B

Registration Rights

For the purposes of this Exhibit, the following terms shall have the following meanings. All capitalized terms used in this Exhibit and not otherwise defined in this Exhibit shall have the meanings given them in the Preferred Stock Purchase Agreement.

"1933 Act" shall mean the Securities Act of 1933, as amended prior to or after the date of this Agreement, or any federal statute or statutes which shall be enacted to take the place of such act, together with all rules and regulations promulgated thereunder.

"Class A Preferred Holders" shall mean Edison Venture Partners IV, L.P. and Scott Lake Holdings Ltd.

"Common Stock" shall mean the common stock of Company.

"Employee Benefit Plan" shall mean an employee stock option, bonus or other compensation or employee benefit plan.

"Exempt Registration" shall mean the Registration of Common Stock to be offered and sold by Company pursuant to (a) an Employee Benefit Plan, (b) a dividend or interest reinvestment plan, (c) other similar plans, (d) reclassifications of securities, mergers, consolidations or acquisitions of assets, or (e) an IPO.

"Holders" shall mean Investor and the Class A Preferred Holders, and any donee, executor, administrator, personal representative, testate or intestate successor or other lawful assignee of Investor or the Class A Preferred Holders, that from time to time owns Registrable Securities.

"IPO" shall mean an initial Public Offering of Common Stock by Company pursuant to a Registration.

"Person" shall mean any individual, corporation, partnership, limited liability company, joint venture, trust, unincorporated organization, association, or other entity, or a government or any agency, authority or political subdivision thereof.

"Piggyback Notice" shall have the meaning given in Section 2(a).

"Piggyback Shares" shall have the meaning given in Section 2(a).

"Prospectus" shall mean any prospectus that is a part of a Registration Statement, together with all amendments or supplements thereto.

"Public Offering" shall mean any public offering of Common Stock by means of a Registration Statement that has become effective, including an IPO.

"Registrable Securities" shall mean at any time, the then outstanding Shares owned by the Holders.

"Registration" shall mean (a) a registration effected by preparing and filing a Registration Statement, and the declaration or ordering of the effectiveness of such Registration Statement, and (b) any contemporaneous registration or qualification of Registrable Securities under any state securities or blue sky laws.

"Registration Statement" shall mean any registration statement filed with the SEC in accordance with the 1933 Act, together with all amendments or supplements thereto.

"SEC" shall mean the United States Securities and Exchange Commission or any successor to the functions of such agency.

"Shares" shall mean shares of Common Stock issuable by Company upon the conversion of Class A Convertible Preferred Stock or Class B Convertible Preferred Stock of Company.

1. Demand Registration.

(a) At any time after six (6) months following the closing of the IPO, the Holders of at least two-thirds of the Registrable Securities may request in writing that the Company effect a Registration of all or part of the Registrable Securities held by them.

(b) Within twenty-one (21) days after receipt of any such request, the Company shall give written notice of such request to the other Holders and shall include in such Registration all Registrable Securities held by all such Holders who wish to participate in such demand Registration and provide the Company with written requests for inclusion therein within fourteen (14) days after the receipt of the Company's notice. Thereupon, the Company shall effect the Registration of all Registrable Securities as to which it has received requests for Registration.

(c) Notwithstanding the foregoing, if the Company shall furnish to the Holders requesting a registration statement pursuant to this Section 1 a certificate signed by the Chairman of the Board of Directors of the Company stating that in the good faith judgment of the Board of Directors, it would be seriously detrimental to the Company and its shareholders for such Registration to be effected and it is therefore essential to defer such Registration, the Company shall have the right to defer the filing of a Registration Statement for a period of not more than one hundred twenty (120) days after receipt of the request of the Holders.

(d) The Company shall not be required to effect more than two (2) Registrations under this Section 1; however, the Company may be required to effect up to six (6) S-3 Registrations (not more than one within every six month period), or the equivalent, if the Company is then eligible to use that form.

(e) If at least two-thirds (2/3) of the Holders of the Registrable Securities determine for any reason not to proceed with such Registration at any time before a Registration Statement has been declared effective by the SEC, then such Holders shall promptly give written notice to Company of their decision, and such Registration Statement, if theretofore filed with the SEC, shall be withdrawn with respect to the Registrable Securities covered thereby.

2. Incidental Registration.

(a) If Company proposes to or is required to register the Common Stock under the 1933 Act, other than in an Exempt Registration, on a registration form that permits inclusion of the Registrable Securities, Company will each such time give written notice (a "Piggyback Notice") to all Holders of Registrable Securities. The Piggyback Notice shall describe in detail the proposed Registration and distribution. Upon the written request of any such Holder given within twenty (20) days after the date of the Piggyback Notice, Company will use its reasonable best efforts to cause all Registrable Securities that such Holders have requested be registered ("Piggyback Shares") to be registered under the 1933 Act and any applicable state securities or blue sky laws. No registrations of Registrable Securities under this Section 2 shall relieve Company of its obligation to effect a Registration under Section 1.

(b) Company shall have the right to select the investment banker or bankers who shall serve as the manager and/or co-managers for all Registrations of offerings of Common Stock under this Section 2.

(c) Nothing in this Section 2 shall be deemed to require Company to proceed with any Registration of Common Stock after giving a Piggyback Notice.

3. Registration Procedures. Whenever Company is required by the provisions of this Agreement to use its best efforts to effect the Registration of any Registrable Securities under the 1933 Act, Company will:

(a) prepare and file with the SEC a Registration Statement under the 1933 Act with respect to the Registrable Securities required to be registered, and use its best efforts to cause such Registration Statement to become effective, provided that before filing a Registration Statement or Prospectus or any amendments or supplements thereto, Company will furnish to the Holders and their counsel copies of all such documents proposed to be filed and give such Holders and their counsel an opportunity to review and comment upon such documents;

(b) prepare and file with the SEC such amendments and supplements to such Registration Statement and the Prospectus used in connection therewith as may be necessary to keep such Registration Statement effective and to comply with the provisions of the 1933 Act with respect to the sale or other disposition of all Registrable Securities included in such Registration Statement; provided, however, that Company shall have no obligation to file any amendment or supplement following the expiration of the period that ends nine (9) months after the effective date of such Registration Statement;

(c) furnish to each Holder such number of copies of such Registration Statement, each amendment and supplement thereto, the Prospectus included in the Registration Statement (including each preliminary Prospectus), and such other documents, as such Holder may reasonably request in order to enable such Holder to consummate the public sale or other disposition of the Registrable Securities owned by such Holder included in such Registration Statement;

(d) use its best efforts to register or qualify all of the Registrable Securities under such other securities or blue sky laws of such jurisdictions as each Holder shall reasonably request, and do any and all other acts and things that may be necessary under such securities or blue sky laws to enable such Holder to consummate the public sale or other disposition in such jurisdiction of the Registrable Securities owned by such Holder; provided, however, that Company shall not be required to (i) qualify to do business as a foreign corporation in any jurisdiction wherein it would not otherwise be required to qualify but for this subparagraph, (ii) subject itself to taxation in any such jurisdiction, (iii) consent to general service of process in any such jurisdiction (provided that Company shall, if required by any such jurisdiction, consent to service of process with respect to matters arising out of the offering of Registrable Securities then being made) or (iv) qualify as a dealer in securities in any such jurisdiction;

(e) notify each Holder at any time when a Prospectus relating to the Registrable Securities owned by such Holder is required to be delivered under the 1933 Act, of the happening of any event known to Company as a result of which the Prospectus included in such Registration Statement contains an untrue statement of a material fact or omits any fact necessary to make the statements therein not misleading, and at the request of any such Holder and subject to subsection (b) above, prepare a supplement or amendment to such Prospectus so that, as thereafter delivered to the purchasers of the Registrable Securities, such Prospectus will not contain an untrue statement of a material fact or omit to state any fact necessary to make the statements therein not misleading;

(f) cause all the Registrable Securities to be listed on each securities exchange or national market or quotation system on which the Common Stock is then listed, if any;

(g) provide a transfer agent and registrar for the Registrable Securities not later than the effective date of such Registration Statement;

(h) enter into such customary agreements (including an underwriting agreement in customary form) and take all such other actions as the Holders of at least a majority of the Registrable Securities or underwriters, if any, reasonably request in order to expedite or facilitate the disposition of the Registrable Securities;

(i) make available for inspection by any Holder, any underwriter participating in any disposition pursuant to such Registration Statement, and any attorney, accountant or other agent retained by any such Holder of at least 5% of the Registrable Securities, all financial and other records, pertinent corporate documents and properties of Company, and cause Company's officers, directors and employees to supply all information reasonably requested by any such

Holder, underwriter, attorney, accountant or agent and reasonably necessary for the purposes of such Registration Statement;

(j) as of (i) the effective date of the Registration Statement and (ii) the date the Registrable Securities are delivered to the underwriters, if any, for sale pursuant to such Registration Statement, obtain a cold comfort letter from Company's independent public accountants in customary form and covering such matters of the type customarily covered by cold comfort letters as the Holders of at least a majority of the Registrable Securities reasonably request; and

(k) furnish, at the request of any Holder of Registrable Securities requested to be registered on the date the Registrable Securities are delivered to the underwriters for sale pursuant to the Registration Statement or, if the Registrable Securities are not being sold through underwriters, on the date the Registration Statement with respect to the Registrable Securities becomes effective, an opinion, dated such date, of counsel representing Company for the purposes of such Registration, addressed to the underwriters, if any, and to the Holder making such request, covering such legal matters with respect to the Registration in respect of which such opinion is being given as the Holders of such securities may reasonably request and are customarily included in such opinions.

4. Expenses. To the fullest extent allowable under applicable state securities and blue sky laws, all expenses incurred in effecting the first Registration provided for in Section 1, and in effecting all of the Registrations provided for in Section 2, including, without limitation, all registration and filing fees, printing expenses, fees and disbursements of counsel for Company and one counsel for the Holders, underwriting expenses other than discounts or commissions with respect to the Registrable Securities, expenses of any audits incident to or required by any such Registration and expenses of complying with the securities or blue sky laws of any jurisdictions pursuant to Section 3(d) shall be borne and paid by Company. The Holders will bear the expenses of any Registrations provided for in Section 1 subsequent to the first such Registration.

5. Indemnification.

(a) In the event of any Registration of the Registrable Securities under the 1933 Act pursuant to this Agreement, Company, to the extent permitted by law, shall indemnify and hold harmless each Holder, each underwriter (as defined in the 1933 Act), each other Person who participates in the offering of such Registrable Securities, and each other Person, if any, who controls (within the meaning of the 1933 Act) each such Holder, underwriter or participating Person, against any losses, claims, damages or liabilities, joint or several, to which each such Person may become subject under the 1933 Act or any other statute or at common law, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon (i) any untrue statement, or alleged untrue statement, of any material fact contained, on the effective date thereof, in any Registration Statement under which the Registrable Securities were registered under the 1933 Act, any preliminary Prospectus or final Prospectus contained therein, or any summary Prospectus issued in connection with any Registrable Securities being registered, or any amendment or supplement thereto, or (ii) any omission or alleged omission to state in any such document a material fact required to be stated therein or necessary to make the statements therein not misleading, and shall reimburse each such Holder, or any such underwriter, participating Person or controlling Person for any legal or other expenses reasonably incurred by such Person in connection with investigating or defending any such loss, damage, liability or action; provided, however, that Company shall not be liable to any Holder, or any such underwriter, participating Person, or controlling Person in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon any untrue statement or omission (x) that was made in such Registration Statement, preliminary Prospectus, summary Prospectus, Prospectus, or amendment or supplement thereto in reliance upon and in conformity with information furnished in writing to Company by such Person specifically for use therein, or (y) that was corrected in an amendment or supplement to the Registration Statement or any preliminary Prospectus, summary Prospectus or Prospectus that Company made available to the Holders prior to the date of the transaction giving rise to a claim of liability and that the Holder seeking indemnification failed to deliver to the person asserting the claim prior to the consummation of the transaction, and shall reimburse such Person for any legal or other expenses reasonably incurred by such Person in connection with investigating or defending any such loss, claim, damage or liability.

(b) Each Holder shall indemnify and hold harmless each other Holder, Company, their directors and officers, each underwriter (as defined in the 1933 Act), and each other Person, if any, who controls (within the meaning of the 1933 Act) each such Holder, Company, or any underwriter, against any losses, claims, damages or liabilities, joint or several, to which any such other Holder, Company, any such director or officer, any such underwriter, or any such Person may become subject under the 1933 Act or any other statute or at common law, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon (i) any untrue statement or alleged untrue statement of any material fact contained, on the effective date thereof, in any Registration Statement under which Registrable Securities were registered under the 1933 Act at the request of the Holders, any preliminary Prospectus or final Prospectus contained therein, or any summary Prospectus issued in connection with the Registrable Securities, or any amendment or supplement thereto, or (ii) any omission or alleged omission to state in any such document a material fact required to be stated therein or necessary to make the statements therein not misleading, in either case to the extent, and only to the extent, that such untrue statement or omission (x) was made in such Registration Statement, preliminary Prospectus, final Prospectus, summary Prospectus, amendment or supplement in reliance upon and in conformity with information furnished in writing by such Holder specifically for use therein, or (y) such untrue statement or omission was corrected in an amendment or supplement to the Registration Statement or any preliminary Prospectus, summary Prospectus or Prospectus that Company made available to the Holders prior to the date of the transaction giving rise to a claim of liability and that the Holder selling Registrable Securities in such transaction failed to deliver to the person asserting the claim prior to the consummation of the transaction, and shall reimburse such Person for any legal or other expenses reasonably incurred by such Person in connection with investigating or defending any such loss, claim, damage or liability.

(c) Indemnification similar to that specified in subsections (a) and (b) of this Section 5 (with such modifications as shall be appropriate) shall be given by Company or the

Holder, as the case may be, under any federal or state securities or blue sky law or regulation other than the 1933 Act.

(d) Any Person that proposes to assert the right to be indemnified under subsections (a), (b) or (c) of this Section 5 shall, promptly after receipt of notice of commencement of any action, suit or proceeding against such Person in respect of which a claim is to be made against an indemnifying Person under such subsections (a), (b) or (c), notify each such indemnifying Person of the commencement of such action, suit or proceeding, enclosing a copy of all papers served. The indemnifying Person shall have the right to investigate and defend any such loss, claim, damage, liability or action and to employ separate counsel in any such action and to control the defense thereof. The Person seeking indemnification shall have the right to employ separate counsel in any such action and to control the defense thereof, but the fees and expenses of such counsel shall not be at the expense of the Person against whom indemnification is sought; provided, however, that notwithstanding the foregoing, in any case when indemnification is sought from a Person and (i) the Person seeking indemnification has been advised by counsel that representation of such Person and the indemnifying Person by the same counsel would be inappropriate under applicable standards of professional conduct, or (ii) the indemnifying Person has not proceeded in a timely manner to effect such defense, then the reasonable fees and expenses of counsel for such Person shall be paid by the Indemnifying Person and the Person seeking indemnification shall have the right to control the defense of such action, suit or proceeding. In no event shall a Person against whom indemnification is sought be obligated to indemnify any Person for any settlement of any claim or action effected without the indemnifying Person's consent. No indemnifying Person will consent to the entry of any judgment or enter into any settlement (without the consent of the indemnified Person) that does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified Person of a release from all liability in respect of the applicable claim or litigation.

(e) The indemnification provided for under this Section 5 will remain in full force and effect regardless of any investigation made by or on behalf of the Person seeking indemnification or any officer, director or controlling Person of such Person seeking indemnification and will survive the transfer of Registrable Securities.

(f) If the indemnification provided for in this Section 5 is unavailable or insufficient to hold harmless an indemnified Person in respect of any losses, claims, damages or liabilities in respect thereof referred to herein, then each indemnifying Person shall, in lieu of indemnifying such indemnified Person, contribute to the amount paid or payable by such indemnified Person as a result of such losses, claims, damages or liabilities, in such proportion as is appropriate to reflect the relative fault of Company, on the one hand, and the Holders, on the other, in connection with the statements or omissions which resulted in such losses, claims, damages or liabilities, as well as any other relevant equitable considerations, including the failure to give the notice required hereunder. The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact relates to information supplied by Company, on the one hand, or the Holders, on the other hand, and the Persons' relevant intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. Company and the Holders agree that it would not be just and equitable if contribution pursuant to this Section 5 were determined by pro rata allocation or by any other method of allocation that did not take account of the equitable considerations referred to above. The amount paid or payable by an indemnified Person as a result of the losses, claims, damages or liabilities in respect thereof referred to above shall be deemed to include any legal or other expenses reasonably incurred by such indemnified Person in connection with investigation or defending any such action or claim. Notwithstanding the contribution provisions of this Section 5, in no event shall the amount contributed by any Holder of Registrable Securities exceed the aggregate gross offering proceeds received by such Holder from the sale of Registrable Securities to which such contribution claim relates. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the 1933 Act) shall be entitled to contribution from any Person who is not guilty of such fraudulent misrepresentation.

6. Participation in Underwritten Registration. No Holder may participate in any underwritten Registration hereunder unless (i) such Holder agrees to sell such Holder's Registrable Securities on the basis provided in any underwriting arrangements approved by Company, if pursuant to Section 2, (ii) such Holder completes and executes all questionnaires, powers of attorney, indemnities, underwriting agreements and other documents reasonably required under the terms of such underwriting arrangements, and (iii) the Holders of a majority of the Registrable Securities shall have designated a single agent to act for them in connection with the Registration.

7. Marketing Restrictions. If:

(a) any Registrable Securities are to be registered pursuant to Section 1 or Section 2 hereof, and

(b) the offering proposed to be made is to be an underwritten Public Offering, and

(c) the manager or co-managers of such Public Offering furnish a written opinion that the total amount of Registrable Securities to be included in such offering would exceed the maximum amount of securities of Company (as specified in such opinion) that can be marketed at a price reasonably related to the then current market value of such Registrable Securities and without materially and adversely affecting such offering,

then the relative rights to participate in such offering of Company and the Holders of Registrable Securities having the right to include such Registrable Securities in such Registration shall be in the following order of priority:

First: If such Registration shall have been initiated by Company, Company shall be entitled to include the Common Stock in such Registration; and then

Second: The Holders of Registrable Securities having the right to include such Registrable Securities in such Registration shall be entitled to participate pro rata among themselves in accordance with the number of shares of Registrable Securities that each such Holder shall have requested be registered;

and no Registrable Securities (issued or unissued) other than those registered and included in the underwritten offering shall be offered for sale or other disposition by any Holder in a transaction that would require registration under the 1933 Act until the expiration of one hundred eighty (180) days after the effective date of the Registration Statement in which Registrable Securities were included pursuant to Section 3 hereof, or such earlier time consented to by the manager or co-managers, provided that this restriction is applied uniformly to similarly sized shareholders other than the Holders. Notwithstanding the foregoing, if any Holder of Registrable Securities is not permitted to include in a Registration all of the Registrable Securities that such Holder shall have requested be registered, then any reduction in the number of securities to be registered shall be applied uniformly to similarly sized shareholders other than the Holders.

8. Assignability of Registration Rights. The registration rights set forth in this Agreement shall accrue to each subsequent Holder of Registrable Securities that consents in writing to be bound by the terms and conditions of this Agreement.

EXHIBIT 3.3

INVESTOR RIGHTS AGREEMENT

between

JTH TAX, INC.

ENVEST VENTURES I, LLC

and

CERTAIN STOCKHOLDERS OF JTH TAX, INC.

JULY 30, 2001

TABLE OF CONTENTS

INVESTOR RIGHTS AGREEMENT

THIS INVESTOR RIGHTS AGREEMENT (the "Agreement") is made as of July 30, 2001, by and between JTH TAX, INC., a Delaware corporation (the "Company"), ENVEST VENTURES I, LLC (the "Investor"), and, for the purpose of Section 3 of this Agreement, JOHN T. HEWITT ("Hewitt"), and for the purposes of Sections 2 and 4 of this Agreement, EDISON VENTURE FUND I, LLC, a Virginia limited liability company ("Edison") and SCOTT LAKE HOLDING LTD. ("Scott Lake").

RECITALS

A. The Company and the Investor are parties to a Loan and Security Agreement of even date herewith (the "Loan Agreement") pursuant to which the Investor has loaned $2,000,000 to the Company (the "Loan").

B. The Company has issued to the Investor a Stock Purchase Warrant of even date herewith (the "Warrant") granting the Investor the right to purchase 46,340 (subject to adjustment) shares of the Class A Common Stock of the Company (the " Investor Shares").

C. The Company has previously issued to the Investor 25,000 shares of its Class B Preferred Stock (the "Investor Preferred Shares").

D. The Company has previously issued to Edison and Scott Lake 160,000 shares and 30,000 shares, respectively, of its Class A Convertible Preferred Stock (the "Class A Preferred Shares").

E. In order to induce the Company to enter into the Loan Agreement and to issue the Warrant and to induce the Investor to make the Loan and to acquire the Warrant, the Company, the Investor and each of Hewitt, Edison and Scott Lake hereby agree that this Agreement shall govern the rights of the Investor, Edison and Scott Lake, to cause the Company to register certain shares held by Investor, Edison and Scott Lake and certain other matters as set forth herein.

AGREEMENT

1. Definitions.

For the purposes of this Agreement:

1.1 "1933 Act" means the Securities Act of 1933, as amended.

1.2 "1934 Act" means the Securities Exchange Act of 1934, as amended.

1.3 "Affiliate" means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by or is under common control with such Person. For the purpose of this definition, the term "control" means the power to direct the management of an entity, directly or indirectly, whether through ownership of voting securities, by contract or otherwise; and the term "controlled" has the meaning correlative to the foregoing.

1.4 "Approved Affiliates" shall have the meaning given in Section 3.6.3(a). .

1.5 "Class A Preferred Holders" shall mean Holders of the Company's Class A Convertible Preferred Stock.

1.6 "Corporate Equity Value" shall have the meaning given in Section 5.1.

1.7 "Corporate Value" shall have the meaning given in Section 5.1.

1.8 "Co-Sale Notice" shall have the meaning given in Section 3.1.

1.9 "Co-Sale Right" shall have the meaning given in Section 3.2.

1.10 "EBITDA" shall have the meaning given in Section 5.1.

1.11 "ERISA" shall have the meaning given in Section 6.9.

1.12 "Excluded Shares" means (a) shares of Class A Common Stock issued or issuable to officers of the Company and to consultants and other providers of services to the Company pursuant to (x) the Company's existing stock option plan, and (y) to future stock option plans of the Company, provided that the number of shares subject to grants made during any fiscal year of the Company shall not exceed two percent (2%) of the then outstanding Shares, calculated on a fully-diluted basis; (b) shares of Class A Common Stock issued or issuable to non-employee directors of the Company pursuant to the Company's stock plans or options therefor, provided that any such director receives no more than 2,500 shares subject to options in any 12-month period; (c) shares of Class A Common Stock issued upon the conversion of Class A or Class B Convertible Preferred Stock of the Company; (d) shares of Class A Common Stock issued or issuable upon the conversion of the Class B Common Stock of the Company; (e) shares of capital stock issued in a Qualified Public Offering; or any public offering subsequent to a Qualified Public Offering; (f) shares issued solely in consideration for the acquisition (whether by merger or otherwise) by the Company or any of its subsidiaries of all or substantially all of the stock or assets of any other Person; (g) with respect to Envest (but not the Class A Preferred Holders) (i) up to 260,000 shares of Common Stock issued or issuable to Scott Lake and Data Tax, Inc. or their designees, or (ii) shares of Common Stock issued or issuable to Edison in connection with its exercise of preemptive rights with respect to the shares issued pursuant to subsection (i) above; and (h) shares of Class A Common Stock issued or issuable upon the exercise of the Warrant.

1.13 "Form S-3" means such form under the Act as in effect on the date hereof or any registration form under the Act subsequently adopted by the SEC which permits inclusion or incorporation of substantial information by reference to other documents filed by the Company with the SEC.

1.14 "GAAP" shall have the meaning given in Section 6.1.

1.15 "Holder" means any person owning or having the right to acquire Registrable Securities or any assignee thereof.

1.16 "Initiating Holders" shall have the meaning given in Section 2.1.2.

1.17 "Permitted Transfer" shall have the meaning given in Section 3.6.3(a).

1.18 "Permitted Transferee" shall have the meaning given in Section 3.6.3(a).

1.19 "Person" means any individual, corporation, partnership, joint venture, limited liability company, association, joint-stock company, trust, unincorporated organization or governmental body.

1.20 "Piggyback Notice" shall have the meaning given in Section 2.2.

1.21 "Plan" shall have the meaning given in Section 6.9.

1.22 "Preemptive Rights Notice" shall have the meaning given in Section 4.2.

1.23 "Prospectus" means any prospectus that is part of a Registration Statement, together with all amendments or supplements thereto.

1.24 "Put Date" shall have the meaning given in Section 5.1.

1.25 "Put Event" shall have the meaning given in Section 5.2.1.

1.26 "Qualified Public Offering" means an underwritten public offering of the Company's Class A Common Stock with net proceeds to the Company of Fifteen Million Dollars ($15,000,000) or more and a price to the public sufficient to cause the aggregate market value of the Company's outstanding Class A Common Stock (including all securities convertible into or exercisable for Class A Common Stock) to exceed Thirty Million Dollars ($30,000,000).

1.27 "Redemption Price" shall have the meaning given in Section 5.1.

1.28 "Register", "registered," and "registration" refer to a registration effected by preparing and filing a registration statement or similar document in compliance with the 1933 Act, and the declaration or ordering of effectiveness of such registration statement or document.

1.29 "Registration Request" shall have the meaning given in Section 2.1.1.

1.30 "Registrable Securities" means (i) shares of Class A Common Stock issued and issuable upon exercise of the Warrant (the "Warrant Shares"), and (ii) shares of Class A Common Stock issued and issuable upon the conversion of Class A Convertible Preferred Stock or Class B Convertible Preferred Stock of the Company. As of the date of this Agreement, the Registrable Securities consist of the following:

Holder	Number & Class of Shares Convertible into Registrable Securities
Investor	46,340 shares under the Warrant
Investor	25,000 shares Class B Convertible Preferred Stock
Edison	160,000 shares Class A Convertible Preferred Stock
Scott Lake	30,000 shares Class A Convertible Preferred Stock

1.31 "Registration Statement" means any registration statement filed with the SEC in accordance with the 1933 Act, together with all amendments or supplements thereto.

1.32 "Request Notice" shall have the meaning given in Section 2.1.1.1.

1.33 "SEC" means the Securities and Exchange Commission.

1.34 "Shares" means shares of any class of securities of the Company, as the context requires.

1.35 "Violation" shall have the meaning given in Section 2.6.

2. REGISTRATION RIGHTS

2.1 <u>Demand Registration</u>.

2.1.1. If the Company shall receive, at any time that is at least four (4) months after the effective date of a registration statement relating to an initial public offering of securities of the Company (other than a registration statement relating to a sale of securities to employees of the Company pursuant to a stock option, stock purchase or similar plan), a written request from the Holders of at least 50% of the Registrable Securities then outstanding (provided that Envest shall be entitled to make one (1) such request without regard to whether the request is joined in by any other Holder) that the Company file a registration statement under the Act covering the registration of all or any portion of the Registrable Securities (a "Registration Request"), then the Company shall:

2.1.1.1. within twenty (20) days of the receipt of a Registration Request, give written notice of such request to all Holders (a "Request Notice"); and

2.1.1.2. as soon as practicable, effect the registration under the Act of all Registrable Securities held by all Holders that wish to participate in the registration and provide the Company with written requests for inclusion therein within fourteen (14) days after the receipt of the Request Notice, subject to the limitations of subsection 2.1.2 below.

2.1.2. If the Holders initiating a Registration Request hereunder (the "Initiating Holders") desire to distribute the Registrable Securities covered by such Registration Request by means of an underwriting, they shall so advise the Company as a part of the Registration Request, and the Company shall include such information in the Request Notice. The underwriter will be selected by the Company and shall be reasonably acceptable to a majority in interest of the Initiating Holders. All Holders proposing to distribute their securities through such underwriting shall (together with the Company as provided in subsection 2.3.4) enter into an underwriting agreement in customary form with the underwriter or underwriters selected for such underwriting. Notwithstanding any other provision of this Section 2.1, if the underwriter advises the Initiating Holders in writing that marketing factors require a limitation of the number of shares to be underwritten, then the number of shares of Registrable Securities that may be included in the underwriting shall be allocated among all Holders thereof, including the Initiating Holders, on a pro rata basis based on the total number of Registrable Securities then held by each Holder; provided, however, that the number of Shares of Registrable Securities to be included in such underwriting shall not be reduced unless all other securities are first entirely excluded from the underwriting. For any Holder that is a partnership, corporation or limited liability company, the partners, members and stockholders, retired partners and members and stockholders of such Holder, or the estates and family members of any such partners, members and stockholders and retired partners and members and any trusts for the benefit of any of the foregoing persons shall be deemed to be a single "Holder," and any pro rata reduction with respect to such "Holder" shall be based upon the aggregate number of shares carrying registration rights owned by all entities and individuals included in the definition of "Holder."

2.1.3. Notwithstanding the foregoing, if the Company shall furnish to the Initiating Holders a certificate signed by the Chairman of the Board of Directors of the Company stating that in the good faith judgment of the Board of Directors of the Company, it would be seriously detrimental to the Company and its stockholders for such registration statement to be filed and it is therefore essential to defer the filing of such registration statement, the Company shall have the right to defer taking action with respect to such filing for a period of not more than 120 days after receipt of the request of the Initiating Holders.

2.1.4. In addition, the Company shall not be obligated to effect, or to take any action to effect, any registration pursuant to this Section 2.1 after it has effected three (3) registrations pursuant hereto, provided that (i) in any event, and notwithstanding the 50% requirement specified in Section 2.1.1, each of Investor and Edison shall be entitled to be an Initiating Holder with respect to at least one (1) additional registration if they were not an Initiating Holder for any other registration, (ii) any registration in which Edison is not an Initiating Holder and that is made pursuant to a request by Envest permitted by Section 2.1.1, shall not act to reduce the number of registrations that may be initiated by Edison, and (iii) the Company may be required to effect up to six (6) registrations on Form S-3 (but not more than one during any six month period), or the equivalent, if the Company is then eligible to use that form; provided that the Company shall not be obligated to effect any such registration if the Holders, together with the holders of any other securities of the Company entitled to inclusion in the registration, propose to sell Registrable Securities and such other securities (if any) at a gross aggregate price to the public of less than $500,000.

2.2 Piggyback Registration.

2.2.1. The Company shall provide written notice (a "Piggyback Notice") to all Holders of Registrable Securities at least thirty (30) days prior to filing any registration statement under the Act for purposes of effecting a public offering of securities of the Company, including, but not limited to, registration statements relating to secondary offerings of securities of the Company, but specifically excluding registration statements relating to: (i) the Company's initial public offering of securities of the Company; (ii) any registration under Section 2.1 of this Agreement; (iii) any registration pursuant to a reclassification of securities, merger, consolidation or acquisition of assets; or (iv) any employee benefit, dividend or interest reinvestment or other similar plan, and the Company shall afford each Holder an opportunity to include in such registration statement all or any part of the Registrable Securities then held by such Holder. Each Holder desiring to include in any such registration statement all or any part of the Registrable Securities held by such Holder shall, within twenty (20) days after receipt of the above-described notice from the Company, so notify the Company in writing, and in such notice shall inform the Company of the number of shares of Registrable Securities such Holder wishes to include in the registration statement. If a Holder decides not to include all of its Registrable Securities in any registration statement filed by the Company, the Holder shall nevertheless continue to have the right thereafter to include any Registrable Securities in any subsequent registration statement or registration statements that may be filed by the Company with respect to offerings of its securities, all upon the terms and conditions set forth herein.

2.2.2. If a registration statement under which the Company is required to give notice under this Section 2.2 is for an underwritten offering, then the Company shall so advise the Holders of Registrable Securities. Notwithstanding any other provision of this Agreement, if the underwriter advises the Holders that marketing factors require a limitation of the number of shares to be underwritten, then the underwriter may exclude the Registrable Securities from the registration and the underwriting, and the number of Shares that may be included in the registration and the underwriting shall be allocated, first, to the Company, and second, to each of the Holders requesting inclusion of their Registrable Securities in the registration statement on a pro rata basis based on the total number of Registrable Securities then held by each such Holder. If any Holder disapproves of the terms of any such underwriting, such Holder may elect to withdraw therefrom by written notice to the Company and the underwriter, delivered at least ten (10) business days prior to the effective date of the registration statement, and such Holders shall be excluded from the registration. For any Holder that is a partnership, corporation or limited liability company, the partners, members and stockholders, retired partners and members and stockholders of such Holder, or the estates and family members of any such partners, members and stockholders and retired partners and members and any trusts for the benefit of any of the foregoing persons shall be deemed to be a single "Holder," and any pro rata reduction with respect to such "Holder" shall be based upon the aggregate number of shares carrying registration rights owned by all entities and individuals included in the definition of "Holder."

2.3 Obligations of the Company.

Whenever required under this Section 2 to effect the registration of any Registrable Securities, the Company shall:

2.3.1. Prepare and file with the SEC a registration statement with respect to such Registrable Securities and use its best efforts to cause such registration statement to become effective, and, upon the request of the Holders of at least fifty percent (50%) of the Registrable Securities registered thereunder, keep such registration statement effective for a period of up to one hundred twenty (120) days or until the distribution contemplated in the registration statement has been completed; provided, however, that (i) such 120-day period shall be extended for a period of time equal to the period the Holder refrains from selling any securities included in such registration at the request of an underwriter; and (ii) in the case of any registration of Registrable Securities on Form S-3 that are intended to be offered on a continuous or delayed basis, such 120-day period shall be extended, if necessary, to keep the registration statement effective until all such Registrable Securities are sold, provided that then current securities regulations promulgated under the 1933 Act permit conducting an offering on a delayed or continuous basis.

2.3.2. Prepare and file with the SEC such amendments and supplements to such registration statement and the prospectus used in connection with such registration statement as may be necessary to comply with the provisions of the 1933 Act with respect to the disposition of all securities covered by such registration statement; provided, however, that except as contemplated by Section 2.3.1, the Company shall have no obligation to file an amendment or supplement following the expiration of the period that ends fifteen (15) months after the effective date of the registration statement.

2.3.3. Furnish to the Holders such numbers of copies of a prospectus, including a preliminary prospectus, in conformity with the requirements of the 1933 Act, and such other documents as they may reasonably request in order to facilitate the disposition of Registrable Securities owned by them.

2.3.4. In the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing underwriter of such offering. Each Holder participating in such underwriting shall also enter into and perform its obligations under such an agreement.

2.3.5. Notify each Holder of Registrable Securities covered by such registration statement at any time when a prospectus relating thereto is required to be delivered under the 1933 Act of the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing.

2.3.6. Cause all Registrable Securities registered pursuant hereunder to be listed on each securities exchange on which similar securities issued by the Company are then listed.

2.3.7. Provide a transfer agent and registrar for all Registrable Securities registered pursuant hereunder and a CUSIP number for all such Registrable Securities, in each case not later than the effective date of such registration.

2.3.8. Use its best efforts to register or qualify all of the Registrable Securities under such other securities or blue sky laws of such jurisdiction as each Holder shall reasonably request, and do any and all other acts and things that may be necessary under such securities or blue sky laws to enable such Holder to consummate the public sale or other disposition in such jurisdiction of the Registrable Securities owned by such Holder; provided, however, that the Company shall not be required to (i) qualify to do business as a foreign corporation in any jurisdiction wherein it would not otherwise be required to qualify but for this subparagraph, (ii) subject itself to taxation in any such jurisdiction, (iii) consent to general service of process in any such jurisdiction (provided that Company shall, if required by any such jurisdiction, consent to service of process with respect to matters arising out of the offering of Registrable Securities then being made) or (iv) qualify as a dealer in securities in any such jurisdiction.

2.3.9 Make available for inspection by any Holder, any underwriter participating in any disposition pursuant to such registration statements, and any attorney, accountant or other agent retained by any such Holder of at least 5% of the Registrable Securities, all financial and other records, pertinent corporate documents and properties of Company, and cause Company's officers, directors and employees to supply all information reasonably requested by any such Holder, underwriter, attorney, accountant or agent and reasonably necessary for the purposes of such registration statement.

2.3.10 Use its best efforts to furnish, at the request of any Holder requesting registration of Registrable Securities pursuant to this Section 2, on the date that such Registrable Securities are delivered to the underwriters for sale in connection with a registration pursuant to this Section 2 if such securities are being sold through underwriters, or, if such securities are not being sold through underwriters on the date that the registration statement with respect to such securities becomes effective, (i) an opinion, dated such date, of the counsel representing the Company for the purposes of such registration, in form and substance as is customarily given to underwriters in an underwritten public offering, addressed to the underwriters, if any, and to the Holders requesting registration of Registrable Securities and (ii) a letter dated such date, from the independent certified public accountants of the Company, in form and substance as is customarily given by independent certified public accountants to underwriters in an underwritten public offering, addressed to the underwriters, if any, and to the Holders requesting registration of Registrable Securities.

2.4 <u>Conditions to Participation</u>.

No Holder may participate in any underwritten registration hereunder unless (i) such Holder agrees to sell such Holder's Registrable Securities on the basis provided in any reasonable and customary form of underwriting arrangements approved by Company, (ii) such Holder completes and executes all questionnaires, powers of attorney, indemnities, underwriting agreements and other documents reasonably required under the terms of such underwriting arrangements, and (iii) the Holders of a majority of the Registrable Securities shall have designated a single agent to act for them in connection with the registration.

2.5 <u>Expenses of Registration</u>.

All expenses incurred in connection with a registration pursuant to Sections 2.1 or 2.2, including without limitation all registration and qualification fees, printers' and accounting fees, fees and disbursements of counsel for the Company, and the reasonable fees and disbursements of one counsel, reasonably acceptable to the Company, for the selling Holders (<u>excluding</u> underwriters' discounts and commissions), shall be borne by the Company; provided, however, that any registration that is withdrawn at the request of the Holders of a majority of the Registrable Securities requested to be registered shall be deemed to be a registration for purposes of the limits on the numbers of registrations specified in Section 2.1.4 unless at the time of the withdrawal, the Holders have learned of a material adverse change in the condition, business or prospects of the Company not known to the Holders at the time of the request for the registration and have withdrawn the request for the registration with reasonable promptness after learning of such material adverse change.

Each Holder participating in a registration pursuant to Sections 2.1 or 2.2 shall bear such Holder's proportionate share (based on the total percentage Shares sold pursuant to such registration for the account of the Holders) of all discounts, commissions or other amounts payable to underwriters or brokers in connection with such registration.

2.6 <u>Indemnification</u>.

In the event any Registrable Securities are included in a registration statement under this Section 2:

2.6.1. To the extent permitted by law, the Company will indemnify and hold harmless each Holder, any underwriter (as defined in the Act) for such Holder and each person, if any, who controls such Holder or underwriter within the meaning of the Act or the 1934 Act, against any losses, claims, damages, or liabilities (joint or several) to which any of them may become subject under the 1933 Act, the 1934 Act or other federal or state law, insofar as such losses, claims, damages, or liabilities (or actions in respect thereof) arise out of or are based upon any of the following statements, omissions or violations, (collectively a "Violation"): (i) any untrue statement or alleged untrue statement of a material fact contained in such registration statement, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto, (ii) the omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading, or (iii) any violation or alleged violation by the Company of the 1933 Act, the 1934 Act, any state securities law or any rule or regulation promulgated under the 1933 Act, the 1934 Act or any state securities law; and the Company will pay to each such Holder, underwriter or controlling person, as incurred, any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability, or action; provided, however, that the Company shall not be liable in any such case for any such loss, claim, damage, liability, or action to the extent that a Violation occurs solely as a result of written information furnished expressly for use in connection with such registration by any such Holder, underwriter or controlling person.

2.6.2. To the extent permitted by law, each selling Holder will indemnify and hold harmless the Company, each of its directors, each of its officers who has signed the registration statement, each person, if any, who controls the Company within the meaning of the Act, any underwriter, any other Holder selling securities in such registration statement and any controlling person of any such underwriter or other Holder, against any losses, claims, damages, or liabilities (joint or several) to which any of the foregoing persons may become subject, under the 1933 Act, the 1934 Act or other federal or state law, insofar as such losses, claims, damages, or liabilities (or actions in respect thereto) arise out of or are based upon any Violation, in each case to the extent (and only to the extent) that such Violation occurs solely as a result of written information furnished by such Holder expressly for use in connection with such registration; and each such Holder will pay any legal or other expenses reasonably incurred by any person intended to be indemnified pursuant to this subsection 2.6.2, in connection with investigating or defending any such loss, claim, damage, liability, or action; provided, however, that (a) the indemnity agreement contained in this subsection 2.6.2 shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Holder(which consent shall not be unreasonably withheld), and (b) in no event shall any indemnity obligation under this subsection 2.6.2 exceed the gross proceeds from the offering received by such Holder

2.6.3. Promptly after receipt by an indemnified party under this subsection 2.6 of notice of the commencement of any action (including any governmental action), such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this subsection 2.6, deliver to the indemnifying party a written notice of the commencement thereof and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume the defense thereof with counsel mutually satisfactory to the parties; provided, however, that an indemnified party (together with all other indemnified parties which may be represented without conflict by one counsel) shall have the right to retain one separate counsel, with the fees and expenses to be paid by the indemnifying party, if representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential differing interests between such indemnified party and any other party represented by such counsel in such proceeding. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action, if prejudicial to its ability to defend such action, shall relieve such indemnifying party of any liability to the indemnified party under this subsection 2.6 to the extent of the prejudice incurred, but the omission so to deliver written notice to the indemnifying party will not relieve it of any liability that it may have to any indemnified party otherwise than under this subsection 2.6.

2.6.4. If the indemnification provided for in this subsection 2.6 is held by a court of competent jurisdiction to be unavailable to an indemnified party with respect to any loss, liability, claim, damage, or expense referred to therein, then the indemnifying party, in lieu of indemnifying such indemnified party hereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such loss, liability, claim, damage, or expense in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and of the indemnified party on the other in connection with the statements or omissions that resulted in such loss, liability, claim, damage, or expense as well as any other relevant equitable considerations, provided, however, that in no event shall any contribution obligation of a Holder under this subsection 2.6.4 exceed the gross proceeds from the offering received by the Holder. The relative fault of the indemnifying party and of the indemnified party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party and the parties' relative intent, knowledge, access to information, and opportunity to correct or prevent such statement or omission.

2.6.5. Notwithstanding the foregoing, to the extent that the provisions on indemnification and contribution contained in the underwriting agreement entered into in connection with the underwritten public offering are in conflict with the foregoing provisions, the provisions in the underwriting agreement shall control.

2.6.6. The obligations of the Company and Holders under this subsection 2.6 shall survive the completion of any offering of Registrable Securities in a registration statement under this Section 2, and otherwise.

2.7 Reports Under Securities Exchange Act of 1934.

With a view to making available to the Holders the benefits of Rule 144 promulgated under the 1933 Act and any other rule or regulation of the SEC that may at any time permit a Holder to sell securities of the Company to the public without registration or pursuant to a registration on Form S-3, the Company agrees to:

2.7.1. make and keep public information available, as those terms are understood and defined in SEC Rule 144, at all times after ninety (90) days after the effective date of the first registration statement relating to the initial public offering filed by the Company;

2.7.2. take such action, including the voluntary registration of the Shares under Section 12 of the 1934 Act, as is necessary to enable the Holders to utilize Form S-3 for the sale of their Registrable Securities, such action to be taken as soon as practicable after the end of the fiscal year in which the first registration statement relating to the initial public offering filed by the Company is declared effective;

2.7.3. file with the SEC in a timely manner all reports and other documents required of the Company under the Act and the 1934 Act; and

2.7.4. furnish to any Holder, so long as the Holder owns any Registrable Securities, forthwith upon request (i) a written statement by the Company that it has complied with the reporting requirements of SEC Rule 144 (at any time after ninety (90) days after the effective date of the first registration statement relating to the initial public offering filed by the Company), the 1933 Act and the 1934 Act (at any time after it has become subject to such reporting requirements), or that it qualifies as a registrant whose securities may be resold pursuant to Form S-3 (at any time after it so qualifies), (ii) a copy of the most recent annual or quarterly report of the Company and such other reports and documents so filed by the Company, and (iii) such other information as may be reasonably requested in availing any Holder of any rule or regulation of the SEC which permits the selling of any such securities without registration or pursuant to such form.

2.8 Assignment/Transfer of Registration Rights.

The rights to cause the Company to register Registrable Securities pursuant to this Section 2 may be assigned (but only with all related obligations) by a Holder to a transferee or assignee of such securities, provided: (a) the Company is, within a reasonable time after such transfer, furnished with written notice of the name and address of such transferee or assignee and the securities with respect to which such registration rights are being assigned; (b) such transferee or assignee agrees in writing to be bound by and subject to the terms and conditions of this Section 2; and (c) such assignment shall be effective only if immediately following such transfer the further disposition of such securities by the transferee or assignee is restricted under the 1933 Act.

2.9 Limitations on Subsequent Registration Rights.

From and after the date of this Agreement, the Company shall not, without the written consent of the holders of a majority in interest of the Registrable Securities, grant to any Person any registration rights with respect to securities of the Company, or enter into any agreement, that would entitle the holder thereof to have securities owned by it included in a registration requested pursuant to Section 2 unless the rights of the holder are subordinate to the rights of the Holders under this Agreement.

2.10 Termination of Prior Rights.

The provisions of this Section 2 shall be deemed to supercede the provisions of Exhibit B of the Preferred Stock Purchase Agreement dated as of April 29, 1999 between the Company and Edison, and the provisions of Exhibit B of the Class B Preferred Stock Purchase Agreement dated as of July 6, 2001 between the Company and Envest, which shall be deemed of no further force or effect.

3. Right of Co-Sale.

3.1 Co-Sale Notice.

Hewitt agrees that if he proposes to sell or transfer any of his Shares other than in an transaction described in Section 3.6.3, then he shall promptly give written notice (the "Co-Sale Notice") to the Investor at least 20 days prior to the closing of such sale or transfer. The Co-Sale Notice shall describe in reasonable detail the proposed sale or transfer including, without limitation, the number of Shares to be sold or transferred, the nature of such sale or transfer, the consideration to be paid, and the name and address of each prospective purchaser or transferee.

3.2 Right to Participate.

The Investor shall have the right (the "Co-Sale Right") to participate in such sale or transfer of Shares on the terms and conditions set forth in the Co-Sale Notice. To the extent that the Investor exercises such right of participation in accordance with the terms and conditions set forth below, the number of Shares that Hewitt may sell in the transaction shall be correspondingly reduced.

3.3 **Extent of Co-Sale Right**.

The Investor may sell the number of Shares equal to the product obtained by multiplying (i) the aggregate number of Shares covered by the Co-Sale Notice by (ii) a fraction, the numerator of which is the number of Shares issued or issuable pursuant to the Warrant and owned by the Investor at the time of the sale or transfer and the denominator of which is the sum of (x) the number of Shares issued or issuable pursuant to the Warrant and owned by the Investor at the time of sale or transfer, and (y) the number of Shares owned by Hewitt at the time of the sale or transfer.

3.4 **Delivery of Shares by Investor**.

Upon receipt of the Co-Sale Notice, if the Investor elects to participate in such sale or transfer pursuant to this Section 3, the Investor shall effect its participation in the sale by delivering to Hewitt, within 15 days of Investor's receipt of the Co-Sale Notice, a written notice of Investor's intent to participate in the sale or transfer and setting forth the number of Shares Investor intends to sell or transfer in exercise of the Co-Sale Right.

3.5 **Future Exercises of Co-Sale Right.**

The exercise or non-exercise of the rights of the Investor hereunder to participate in one or more sales of Shares made by Hewitt shall not adversely affect its rights to participate in subsequent sales of Shares pursuant to this Section 3.

3.6 **Extent of Co-Sale Right.**

3.6.1. The Co-Sale Right will terminate upon the Initial Public Offering of the Company.

3.6.2. Any new, substituted or additional securities which are by reason of any recapitalizations of the Company distributed with respect to the Shares presently held by Hewitt shall be immediately subject to the Co-Sale Right set forth in this Section 3.

3.6.3 Notwithstanding anything to the contrary in this Section 3,

(a) Hewitt may sell or transfer shares without triggering the Co-Sale Right: (a) to (i) his spouse, parents or lineal descendants (the "Approved Affiliates"), (ii) a trust, the beneficiaries of which are Hewitt and Approved Affiliates, (iii) a corporation, the sole stockholders of which are Hewitt or Approved Affiliates, (iv) a limited partnership, the general partner of which is (x) Hewitt or an Approved Affiliate or (y) a corporation, limited partnership or limited liability company, provided that the majority of the voting power of the limited partnership is owned ultimately by Hewitt or Approved Affiliates, (v) a corporation, limited partnership or limited liability company, the majority of the voting power of which is owned by Hewitt or Approved Affiliates or (vi) an Affiliate of Hewitt; or (b) in the case of Hewitt's death, by will or by laws of intestate succession to executors, administrators, testamentary trustees, legatees or beneficiaries (each of the foregoing, a "Permitted Transferee"); provided, however, that prior to any Transfer, such Permitted Transferee agrees in writing to be bound by the provisions of this Section 3 as a party.

(b) Hewitt may also sell or transfer Shares without triggering the Co-Sale Right, provided that the aggregate amount of any sales or transfers does not exceed ten percent (10%) of the total number of Shares owned (beneficially and of record) by Hewitt as of the date of this Agreement. Any sale or transfer pursuant to this Section 3.6.3(b) shall permit the Transferee to hold such stock without being subject to any of the provisions of this Agreement.

3.6.4. The Co-Sale Right will be subordinate to the pro rata rights to participate in sales of Shares by Hewitt pursuant to Section 8(b) of each of the Preferred Stock Purchase Agreement dated April 29, 1999 between the Company and Edison, and the Class B Preferred Stock Purchase Agreement dated July 6, 2001 between the Company and Envest.

4. **Preemptive Rights.**

4.1 **Preemptive Rights.**

In the case of the proposed sale or issuance of, or the proposed granting by the Company of, any equity securities of the Company to any third party, other than any Excluded Shares, then each of Investor and the Class A Preferred Holders shall have the right, on the same terms as those of the proposed sale, issuance or grant during a reasonable period of time no more than thirty (30) days after the Company has given notice to each of Investor and the Class A Preferred Holders of such proposed sale, issuance or grant, to purchase a sufficient number of shares of the equity securities proposed to be sold, issued or granted to maintain their respective percentage ownership of the outstanding Shares of the Company (including for purposes of such calculation the shares of Class A Common Stock that Investor would be entitled to receive upon exercise of the Warrant) represented by their then-existing holdings of Registrable Shares (or Warrants or Shares convertible into Registrable Shares) as of the date of such notice. The price or prices and terms for such equity securities shall be identical to the price or prices and terms at which such equity securities are proposed to be offered for sale or issuance or granted to others. The obligation of Investor and/or the Class A Preferred Holders to purchase equity securities pursuant to this Section 4.1 will be conditioned upon the actual sale by the Company of the equity securities to the third parties that are the subject of the Preemptive Rights Notice (as defined below).

4.2 Preemptive Rights Notice.

If the Company desires to sell or issue any of its equity securities, other than Excluded Shares , the Company shall deliver a notice in the manner specified in Section 8.4 ("Preemptive Rights Notice") to the Investor and the Class A Preferred Holders stating (i) its bona fide intention to offer such securities for sale, (ii) the number of such securities proposed to be sold if Investor and the Class A Preferred Holders do not exercise their rights under this Section 4, and (iii) the price and terms upon which it proposes to offer such securities for sale.

4.3 Termination.

(a) The preemptive rights set forth in this Section 4 shall terminate upon the effective date of the registration statement pertaining to a Qualified Public Offering.

(b) The provisions set forth in this Section 4 shall be deemed to supersede the provisions of Section 2(b)(viii) of the Preferred Stock Purchase Agreement dated April 29, 1999 between the Company and Edison, and Section 2(b)(viii) of the Class B Preferred Stock Purchase Agreement dated July 6, 2001 between the Company and Envest, which shall be deemed of no further force or effect.

5. Put Right.

5.1 Exercise of Put.

Upon the occurrence of a "Put Event" (as defined below), the Investor and its affiliates and permitted transferees who hold the Warrant or Shares issued upon exercise of the Warrant or any new, substituted or additional securities or other property which are by reason of any recapitalizations or reorganization of the Company issued or issuable upon exercise of the Warrant or in lieu of or as a replacement for such Shares (collectively, with the Warrant, the "Put Shares") shall have the right to require the Company to redeem all, but not less than all, of the Put Shares at a price per Share (the "Redemption Price"), whether outstanding or issuable upon exercise of the Warrant , equal to the "Corporate Equity Value" per share of the Put Shares. For the purposes of this Section 5, the "Corporate Equity Value" of the Company shall be defined as the difference between (1) the "Corporate Value" of the Company and (2) the total outstanding indebtedness of the Company as set forth on the Company's balance sheet dated as of the last day of the calendar quarter next preceding the month in which the Put Event occurs. "Corporate Value" shall be defined as the product of (X) the Company's trailing twelve (12) months Earnings Before Interest, Taxes, Depreciation, and Amortization ("EBITDA") multiplied by (Y) six (6) plus (Z) the Company's cash on hand as of the last day of the calendar quarter next preceding the month in which the Put Event occurs. The per share calculation of Corporate Equity Value shall take into account all Shares and the net value of all securities convertible or exercisable into Shares, including the Shares for which any unexercised portion of the Warrant may be converted.

5.1.1 To exercise this put right, the Investor, affiliate or permitted transferee shall deliver to the Company a written notice of exercise of the Put Right setting forth the Put Event on which such exercise is based. No later than ninety (90) days following the date of such notice (the "Put Date"), the Company shall effect the redemption by paying the Put Price.

5.1.2 In the event that the Company cannot arrange financing for the Put Price on terms reasonably acceptable to it after using commercially reasonable efforts to do so for a period of ninety (90) days following the Put Date, or if payment by the Company of the Put Price for the Put Shares would cause the Company to be in default pursuant to the terms of indebtedness senior in priority to the indebtedness incurred pursuant to the Loan, the Company shall pay the Put Price to the Investor by delivery to the Investor of the Company's promissory note in the original principal amount of the Put Price and bearing interest at the annual rate of fifteen percent (15%). This promissory note will be due and payable on the first anniversary date of its issuance, and will be payable on a pari passu basis with the Loan.

5.2 Put Event.

For purposes of this Section 5, a "Put Event" shall mean (A) the third anniversary date of this Agreement, or (B) the effective date of an initial public offering of Shares by Issuer registered under the 1933 Act that is not a Qualified Public Offering. The rights of Investor under this Section 5 shall terminate on the earliest to occur of (i) the tenth anniversary date of this Agreement, or (ii) the effective date of a Qualified Public Offering if the stock price per share in such offering exceeds the Corporate Equity Value per share.

6. Covenants.

- Until a Qualified Public Offering, so long as the Warrant is outstanding and/or the Investor holds any Warrant Shares:

6.1 Financial Statements and Reports.

Until such time as no portion of the Warrant or the Warrant Shares is held by the Investor, the Company shall furnish to the Investor (i) within one hundred twenty (120) days after the end of each fiscal year of the Company, an audited balance sheet of the Company as of the close of such fiscal year, an audited income statement of the Company for such fiscal year, and audited statements of cash flows for the Company for such fiscal year, all in reasonable detail, prepared in accordance with generally accepted accounting principles ("GAAP") applied on a basis consistent with that of the preceding year, in such form as has customarily been prepared by the Company, audited by the Company's independent certified public accountants, and, if a management letter is prepared by such accountants, a copy of such management letter; (ii) within forty-five (45) days of the end of each calendar quarter, balance sheets of the Company as of the close of such quarter and an income statement of the Company for such quarter, all in reasonable detail, and prepared on the basis of accounting principles consistently applied; and (iii) with reasonable promptness, such other financial data as the Investor may reasonably request from time to time.

6.2 Maintenance of Books and Records. Inspection.

The Company shall maintain financial records in accordance with GAAP, and permit representatives of the Investor to have access to such financial records at reasonable times during normal business hours and to make inspections thereof and such excerpts from such records as such representatives deem necessary.

6.3 Insurance.

The Company shall maintain, in amounts customary for entities engaged in comparable business activities, life, fire, liability and other forms of insurance on its properties against such hazards and in at least such amounts as are customary in the Company's business.

6.4 Taxes and Assessments.

The Company shall duly pay and discharge all taxes, assessments and governmental charges upon it or against its properties prior to the date on which penalties attach unless and to the extent only that such taxes, assessments and governmental charges shall be contested in good faith and by appropriate proceedings by the Company, and the Company shall have set aside on its books such reserves as are required by GAAP, consistently applied, with respect to any such tax, assessment or charge so contested.

6.5 Company Existence; Franchises.

The Company shall maintain its existence as a corporation in good standing in the state of its incorporation and its qualification and good standing as a foreign corporation in each jurisdiction in which such qualification is required by applicable law. The Company shall keep its corporate franchises, if any, in full force and effect and duly observe and conform to all valid requirements of any governmental authority relative to the conduct of its business and to its property and assets and maintain and keep in force all franchises, licenses and permits necessary to the lawful and proper conduct of its business.

6.6 Compliance with Law and Agreements.

The Company shall maintain its business operations and property owned or used in connection therewith in compliance in all material respects with (i) all applicable federal, state and local laws, regulations and ordinances governing such business operations and the use and ownership of such property, and (ii) all agreements, licenses, franchises, indentures, mortgages and deeds of trust to which the Company is a party or by which the Company or any of its properties is bound.

6.7 Access to Company Representatives.

The Company will make appropriate officers of the Company available to Investor on a reasonable basis for consultation with respect to matters related to the business and affairs of the Company, including but not limited to significant changes in and compensation of the management personnel of the Company.

6.8 Notice of Litigation.

The Company shall give notice, in writing, to the Investor of (i) any actions, suits or proceedings instituted by any persons whomsoever against the Company that could materially adversely affect the Company, and (ii) any dispute between the Company on the one hand and any governmental regulatory body on the other hand, which dispute might interfere with the normal operations of the Company; provided, however, that the Investor shall not disclose any such information to any third party other than the Investor's counsel except to the extent compelled to do so by legal process or law or otherwise authorized by the Company.

6.9 ERISA Plans.

Promptly during each year, Borrower shall pay contributions that in the judgment of the chief financial officer of the Company, after reasonable inquiry, are believed adequate to meet at least the minimum funding standards set forth in Sections 302 through 305 of the Employee Retiree Income Security Act of 1974, as amended ("ERISA"), with respect to each employee benefit pension plan of the Company covered by ERISA (each a "Plan"); file each annual report required to be filed pursuant to Section 103 of ERISA in connection with each such Plan for each year; and promptly notify the Investor of the occurrence of a Reportable Event (as defined in Section 4043 of ERISA) that might constitute grounds for termination of any such Plan by the Pension Benefit Guaranty Corporation or for the appointment by the appropriate United States District Court of a trustee to administer any such Plan.

6.10 Merger of the Company.

The Company will not merge or consolidate with any person, corporation, limited liability company, partnership, association, or other entity, unless the surviving entity in the merger is the Company or a wholly-owned subsidiary of the Company and the surviving entity in the merger has stockholders equity (or comparable measure of net worth) on a pro forma basis as of the last day of the calendar quarter immediately preceding the consummation of the merger at least equal to the stockholders equity (or comparable measurement of net worth) of the Company as of that date.

6.11 Affiliated Transactions

The Company will not enter into any transaction with a director or executive officer of the Company, or with any person or entity owned or controlled by or affiliated with a director or executive officer of the Company, other than on an arms-length basis and on terms and conditions no less favorable to the Company than could be obtained from an unrelated person or entity or after approval by a majority of the disinterested members of the Board of Directors of the Company after full disclosure of the terms thereof.

7. **Distribution Restrictions**.

Investor shall be entitled to receive with respect to each unexercised share represented by the Warrant, as declared by the Board of Directors of the Company for the Class A Common Stock, out of funds legally available for that purpose, dividends in cash, common stock or other property on an equivalent basis with the Class A Common Stock so that each unexercised share will be treated as if it had been converted into share of Class A Common Stock as provided in the Warrant.

8. **Miscellaneous**

8.1 **Successors and Assigns**.

Except as otherwise provided herein, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties (including transferees of any Registrable Securities). Nothing in this Agreement, express or implied, is intended to confer upon any party, other than the parties hereto or their respective successors and assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

8.2 **Governing Law**.

This Agreement shall be governed by and construed under the internal laws of the Commonwealth of Virginia, without reference to principles of conflicts of laws or choice of laws.

8.3 **Headings and Captions**.

The headings and captions used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

8.4 **Notices**.

Unless otherwise provided, all notices required or permitted hereunder shall be in writing and shall be deemed effectively given: (i) upon personal delivery to the party to be notified, (ii) when sent by confirmed telex or facsimile if sent during normal business hours of the recipient, if not, then on the next business day; (iii) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (iv) one day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications shall be sent to the address as set forth below or at such other address as any party may designate by five days advance written notice provided in accordance with this Section 8.4:

If to the Holder:

JTH Tax, Inc.
4575 Bonney Road
Virginia Beach, Virginia 23462
Attention: Raymond A. Dunn
Facsimile: (757) 493-0169

With a copy to:	Troutman Sanders Mays & Valentine LLP 2525 Dominion Tower 999 Waterside Drive Norfolk, Virginia 23510 Attention: James J. Wheaton Facsimile: (757) 687-7701
If to the Company:	Envest Ventures I, LLC 2101 Parks Avenue, Suite 401 Virginia Beach, VA 23451 Attention: John Garel Facsimile: (757) 437-3884
With a copy to:	Williams, Mullen, Clark & Dobbins, P.C. One Columbus Center, Suite 900 Virginia Beach, VA 23462 Attention: John M. Paris, Jr., Esq. Facsimile: (757) 473-0395
If to Edison:	Edison Venture Fund IV, L.P. ____________________ ____________________ Attention: ____________ Facsimile: ____________
With a copy to:	Alan I. Goldberg, Esq. 2828 Charter Road, Suite 101 Philadelphia, PA 19154
If to Scott Lake:	____________________ ____________________ ____________________ Attention: ____________ Facsimile: ____________
With a copy to:	____________________ ____________________ ____________________ Attention: ____________ Facsimile: ____________

8.5 Amendments and Waivers.

Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived only with the written consent of the Company and the holders of (a) with respect to any amendment to the rights provided for in Sections 2 and 4, a written consent of the holders of at least seventy-five percent (75%) of the Registrable Securities held, and (b) with respect to any other amendments to this Agreement, the consent of the holders of the seventy-five percent (75%) of the outstanding Investor Shares. Any amendment or waiver effected in accordance with this Section 8.5 shall be binding upon each holder of Registrable Securities then outstanding, each future holder of Registrable Securities and the Company.

8.6 Severability.

If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision shall be excluded from this Agreement and the balance of the Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

8.7 Entire Agreement.

This Agreement and the documents referred to herein constitute the entire agreement among the parties and no party shall be liable or bound to any other party in any manner by any warranties, representations or covenants except as specifically set forth herein or therein. However, the parties agree that as except as provided in Sections 2.10 and 4.3(b), this Agreement shall not be deemed to modify or otherwise affect the agreements contained in the Preferred Stock Purchase Agreement dated April 29, 1999 between the Company and Edison, or the Class B Preferred Stock Purchase Agreement dated July 6, 2001 between the Company and Envest.

8.8 Counterparts.

This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

8.9 Termination.

Except as otherwise expressly set forth herein with respect to certain sections of this Agreement, this Agreement, other than Sections 2, 4 and those sections necessary to give effect to Sections 2 and 4, shall terminate at such time as the Investor and its permitted transferees and their respective affiliates no longer hold the Warrant or any Shares.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

JTH TAX, INC.

By:______________________________
John J. Hewitt
President and Chief Executive Officer

ENVEST VENTURES I, LLC

By:______________________________
John Garel
Senior Managing Director

EDISON VENTURE FUND IV, LLC

By:______________________________
Name: Gary P. Golding
Title: General Partner

____

JOHN T. HEWITT

SCOTT LAKE HOLDINGS LTD.

By:______________________________
J. Gary Ibbotson
President

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

JTH TAX, INC.

By:________________________________
John J. Hewitt
President and Chief Executive Officer

ENVEST VENTURES I, LLC

By:________________________________
John Garel
Senior Managing Director

EDISON VENTURE FUND IV, LLC

By:________________________________
Name:____________________________
Title:_____________________________

____
JOHN T. HEWITT

SCOTT LAKE HOLDINGS LTD.

By:________________________________
J. Gary Ibbotson
President

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

JTH TAX, INC.

By:______________________________
John T. Hewitt
President and Chief Executive Officer

ENVEST VENTURES I, LLC

By:______________________________
John Garel
Senior Managing Director

EDISON VENTURE FUND IV, LLC

By:______________________________
Name:____________________________
Title:_____________________________

____
JOHN T. HEWITT

SCOTT LAKE HOLDINGS LTD.

By:______________________________
J. Gary Ibbotson
President

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

JTH TAX, INC.

By:______________________________
John J. Hewitt
President and Chief Executive Officer

ENVEST VENTURES I, LLC

By:______________________________
John Garel
Senior Managing Director

EDISON VENTURE FUND IV, LLC

By:______________________________
Name:____________________________
Title:____________________________

____

JOHN T. HEWITT

SCOTT LAKE HOLDINGS LTD.

By:______________________________
J. Gary Ibbotson
President

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

JTH TAX, INC.

By:______________________________
John J. Hewitt
President and Chief Executive Officer

ENVEST VENTURES I, LLC

By:______________________________
John Garel
Senior Managing Director

EDISON VENTURE FUND IV, LLC

By: [signature]
Name: Gary P. Golding
Title: General Partner

____
JOHN T. HEWITT

SCOTT LAKE HOLDINGS LTD.

By:______________________________
J. Gary Ibbotson
President

EXHIBIT 3.4

THIS WARRANT AND THE SECURITIES ISSUABLE UPON EXERCISE HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") OR ANY A PPLICABLE STATE SECURITIES LAWS. NO SALE, TRANSFER OR DISPOSITION OF THIS WARRANT OR SUCH ISSUABLE SECURITIES MAY BE MADE EXCEPT PURSUANT TO (A) AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND ANY APPLICABLE STATE SECURITIES LAWS, OR (B) AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY TO THE EFFECT THAT SUCH SALE, TRANSFER OR DISPOSITION IS EXEMPT FROM THE REGISTRATION PROVISIONS OF THE SECURITIES ACT AND THE RULES AND REGULATIONS IN EFFECT THEREUNDER, AND ANY APPLICABLE STATE SECURITIES LAWS.

JTH TAX, INC.
SHARE PURCHASE WARRANT

This SHARE PURCHASE WARRANT (the "Warrant") is issued July 30, 2001, by JTH TAX, INC., a Delaware corporation (the "Company"), to ENVEST VENTURES I, LLC and its successors and assigns (the "Holder").

1. **Issuance of Warrant; Term; Price.**

1.1 Issuance. For and in consideration of Envest Ventures I, LLC ("Envest") making a loan to the Company in the original principal amount of $2,000,000 (the "Loan") and as a material inducement and a condition to Envest making the Loan, the Company hereby grants to Holder the right to purchase shares of Class A Common Stock of the Company equal to 46,340 Shares, which the Company represents and warrants is equal to 3.0% of the outstanding shares of Class A Common Stock and Class B Common Stock of the Company (the "Shares") after giving effect to such grant with such calculation being made on a fully-diluted basis (as defined below) on the date hereof (the "Warrant Shares"). As used herein, "fully-diluted basis" means, as of any date of determination, the Shares outstanding on such date, together with all Shares that would be outstanding on such date assuming the issuance of all Shares issuable upon the exercise, exchange or conversion of (i) any securities outstanding as of such date and convertible into or exchangeable for Shares (whether or not the rights to exchange or convert thereunder are immediately exercisable) (such convertible or exchangeable securities being herein called "Convertible Securities"), (ii) any rights outstanding as of such date to subscribe for or to purchase, or any warrants or options outstanding for the purchase of Shares or Convertible Securities (whether or not immediately exercisable) (such rights, warrants or options being herein called "Option Securities"), and (iii) any such Shares and/or Convertible Securities issued upon the exercise of such Option Securities.

1.2 Terms of Exercise. This Warrant is exercisable by Holder as to all or any Shares at any time on or after the date hereof until the seventh anniversary of the date hereof.

1.3 Exercise Price. The exercise price (the "Warrant Price") for which the Warrant Shares may be issued pursuant to the terms of this Warrant shall be equal to $0.0001 per Warrant Share.

2. Covenants and Conditions.

2.1 The Company covenants and agrees that all Warrant Shares which may be issued upon exercise of this Warrant will, upon issuance and payment therefor, be legally and validly issued and outstanding, fully paid and nonassessable, free from all taxes, liens, charges and preemptive rights, if any, with respect thereto or to the issuance thereof.

2.2 If the Company sells or issues Shares at a price below the fair market value of such Shares (a "Below Market Transaction"), without the prior written consent of the Holder hereof, the Company covenants and agrees that the amount of Warrant Shares issuable upon exercise of this Warrant shall be equal to the product obtained by multiplying the Shares issuable pursuant to this Warrant before the Below Market Transaction by a fraction, the numerator of which shall be the Shares outstanding immediately before consummation of the Below Market Transaction plus the Shares issued in the Below Market Transaction, and the denominator of which shall be the Shares outstanding immediately before the Below Market Transaction plus the Shares that the aggregate consideration received by the Company in the Below Market Transaction would have purchased if the purchase had been consummated at fair market value. For purposes of this subsection, Shares outstanding shall be determined on a fully-diluted basis. In the absence of an established public market for the securities sold by the Company in a Below Market Transaction, fair market value shall be established by the Company's Board of Directors in a commercially reasonable manner.

3. **Adjustment on Changes in Shares**.

3.1 If all or any portion of this Warrant is exercised after any stock split or dividend, recapitalization, distribution or combination of Shares of the Company or other similar event, occurring after the date hereof, then the Holder exercising this Warrant will receive, for the Warrant Price paid upon exercise, the aggregate percentage and class of Shares and all additional securities or other property (other than cash), that the Holder would have received if it had been the holder of record of the Warrant Shares on the date hereof and had thereafter, during the period from the date hereof through the date of such exercise, retained such Warrant Shares and all other securities and other property receivable by it as the holder of the Warrant Shares during such period. If any adjustment under this Section 3.1 would create a fractional number of Shares or a right to acquire a fractional number of Shares, such fractional Shares shall be disregarded and the number of Shares subject to this Warrant shall be the next higher whole number of Warrant Shares, rounding all fractions upward. Whenever there is an adjustment to be made under this Section 3.1, the Company will provide the Holder ten (10) days prior written notice of such adjustment, setting forth in reasonable detail the event requiring the adjustment and the method by which such adjustment was calculated.

3.2 If all or any portion of this Warrant is exercised after any merger, consolidation, exchange, separation, conversion, reorganization or liquidation of the Company or other similar event, occurring after the date hereof and, as a result Shares are changed into the same or different number of Warrant Shares of the same or another class or classes of securities of the Company or another entity, then the Holder exercising this Warrant will receive, for the Warrant Price paid upon exercise, the aggregate percentage and class of Shares and all additional securities, cash, or other property, that the Holder would have received if it had been the holder of record of the Warrant Shares on the date hereof and had thereafter, during the period from the date hereof through the date of such exercise, retained such Warrant Shares and all other securities and other property receivable by it as the holder of the Warrant Shares during such period. If any adjustment under this Section 3.2 would create a fractional number of Shares or a right to acquire a fractional number of Shares, such fractional unit shall be disregarded and the number of Warrant Shares subject to this Warrant shall be the next higher whole number of Warrant Shares, rounding all fractions upward. Whenever there is an adjustment to be made under this Section 3.2, the Company will provide the Holder ten (10) days prior written notice of such adjustment, setting forth in reasonable detail the event requiring the adjustment and the method by which the adjustment was calculated.

4. **Other Impairment.** The Company will not, by amendment of its Certificate of Incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issuance or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and conditions and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the Holder against impairment.

5. **Change of Control.** In the event of a merger, consolidation, recapitalization, combination or exchange of securities of the Company occurring after the date hereof pursuant to which the Company is not a surviving entity (an "Acquisition"), the Company covenants that it will obtain from the acquiring entity, as a condition to the closing of such transaction or event, the right for the Holder to exchange this Warrant, at the Holder's sole option and in lieu of exercise hereof, for a new warrant to purchase an equivalent equity interest of the entity surviving the Acquisition. The period of exercise of such new warrant shall be equal to the remaining duration of the exercise period of this Warrant. If, as a result of such Acquisition, the members of the Company immediately prior to such Acquisition own at least a majority of the Shares outstanding after such Acquisition determined on a fully diluted basis, then the methods of calculating and maintaining the percentage of Warrant Shares set forth in Sections 1, 2 and 3 hereof shall remain unaffected; otherwise, this Warrant shall, after such Acquisition, permit the Holder to purchase that percentage of equity securities of the acquiring entity which the Holder would be entitled to receive as a result of such merger, consolidation, recapitalization, combination or exchange of securities if this Warrant had been exercised immediately prior to such Acquisition (or the record date, if any, for such transaction or event), for the Warrant Price.

6. **Mechanics of Exercise.** This Warrant may be exercised by Holder by the surrender of this Warrant at the principal office of the Company, accompanied by notice of and payment in full of the Warrant Price of the Warrant Shares to be issued. This Warrant shall be deemed to have been exercised immediately prior to the close of business on the date of its

surrender for exercise as provided above, and the person entitled to receive the Warrant Shares or other securities and/or property issuable upon such exercise shall be treated for all purposes as the holder of the Warrant Shares or such other securities of record as of the close of business on such date. Upon exercise of this Warrant as aforesaid, the Company shall as promptly as practicable, and in any event within 15 days thereafter, execute and deliver to the Holder of this Warrant an acknowledgement of the total Warrant Shares for which this Warrant is being exercised in such names and denominations as are requested by such Holder. If this Warrant is exercised with respect to less than all of the Warrant Shares, the Holder is entitled to receive a new Warrant exercisable in an amount equal to the number of Warrant Shares in respect of which this Warrant has not been exercised, and such new Warrant will in all other respects be identical to this Warrant. The Company will pay when due any and all state and federal issue taxes payable in respect of the issuance of this Warrant or the issuance of any Warrant Shares upon exercise of this Warrant. The Warrant Shares or other securities issuable upon exercise hereof shall, upon their issuance, be fully paid and nonassessable. Upon request of the Holder to the Company and in the absence of an established public market for the Shares, the fair market value of the Warrant Shares acquired by the Holder pursuant to this Warrant (solely for accounting purposes) shall be established by the Company's Board of Directors in a commercially reasonable manner.

7. **Other Rights.** In addition to the rights set forth herein, Holder has substantial rights with respect to the Warrant and the Warrant Shares set forth in that certain Investor Rights Agreement dated as of the date hereof between the Company, Holder and certain shareholders of the Company.

8. **Notices.** All notices required or permitted hereunder shall be in writing and shall be deemed effectively given: (i) upon personal delivery to the party to be notified, (ii) when sent by confirmed telex or facsimile if sent during normal business hours of the recipient, if not, then on the next business day; (iii) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (iv) one day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications shall be sent to the address as set forth below or at such other address as

either party may designate by five days advance written notice provided in accordance with this Section 8 to the other party hereto:

If to the Company:	JTH Tax, Inc. 4575 Bonney Road Virginia Beach, Virginia 23462 Attention: Raymond A. Dunn Facsimile: (757) 493-0169
With a copy to:	Troutman Sanders Mays & Valentine LLP 2525 Dominion Tower 999 Waterside Drive Norfolk, Virginia 23510 Attention: James J. Wheaton, Esq. Facsimile: (757) 687-7701
If to the Holder:	Envest Ventures I, LLC 2101 Parks Avenue, Suite 401 Virginia Beach, VA 23451 Attention: John Garel Facsimile: (757) 437-3884
With a copy to:	Williams, Mullen, Clark & Dobbins, P.C. One Columbus Center, Suite 900 Virginia Beach, VA 23462 Attention: John M. Paris, Jr., Esq. Facsimile: (757) 473-0395

9. **Transfer of Warrant.**

9.1 This Warrant is transferable by the Holder hereof subject to compliance with this Section 9.1. Prior to any proposed transfer of this Warrant or the Warrant Shares (the "Securities"), unless there is in effect a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), covering the proposed transfer, the Holder thereof shall give written notice to the Company of such Holder's intention to effect such transfer. Each such notice shall describe the manner and circumstances of the proposed transfer in sufficient detail, and shall, if the Company so requests, be accompanied (except in transactions in compliance with Rule 144) by either (i) an unqualified written opinion of legal counsel who shall be reasonably satisfactory to the Company addressed to the Company and reasonably satisfactory in form and substance to the Company's counsel, to the effect that the proposed transfer of the Securities may be effected without registration under the Securities Act, or (ii) a "no action" letter from the Securities Exchange Commission (the "Commission") to the effect that the transfer of such Securities without registration will not result in a recommendation by the staff of the Commission that action be taken with respect thereto, whereupon the Holder of the Securities shall be entitled to transfer the Securities in accordance with the terms of the notice delivered by the Holder to the Company. Each certificate evidencing the Securities transferred as above provided shall bear an appropriate restrictive legend.

9.2 Subject to the provisions of this Section 9.2, this Warrant may be transferred, in whole or in part, to any person or business entity (other than a "Company Competitor", as defined below, for which the Company's written consent, which may be withheld in its sole discretion, will be required) by presentation of the Warrant to the Company with written instructions for such transfer. Upon such presentation for transfer, the Company shall promptly execute and deliver a new Warrant or Warrants in the form hereof in the name of the assignee or assignees and in the denominations specified in such instructions. The Company shall pay all expenses incurred by it in connection with the preparation, issuance and delivery of Warrants under this Section. In all events, the limitations on the transfer of the Warrant shall apply to any transferees of any Holder. For the purposes of this Section 9.2, the term "Company Competitor" shall mean (a) any person or entity that is engaged, or of which an affiliate is engaged, in the business of tax return preparation, and (b) any person or entity that is engaged, or of which an affiliate is engaged, in providing other consumer financial services, unless such person or entity executes and delivers to the Company such agreements as the Company may require regarding the confidentiality of Company information and non-competition with the Company in the business of tax return preparation.

10. **Replacement of Warrants.** Upon receipt by the Company of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of the Warrant, and in the case of any such loss, theft or destruction of the Warrant, on delivery of an indemnity agreement or security reasonably satisfactory in form and amount to the Company, and reimbursement to the Company of all reasonable expenses incidental thereto, and upon surrender and cancellation of the Warrant if mutilated, the Company will execute and deliver, in lieu thereof, a replacement Warrant.

11. **Notice of Dividends and Distributions.** For so long as any part of this Warrant remains outstanding and unexercised, in case at any time the Company shall propose to:

(i) Declare any cash dividend upon its Shares;

(ii)Declare any dividend upon its Shares payable in securities or make any special dividend or other distribution to the holders of its Shares;

(iii) Offer for subscription to the holders of any of its Shares any additional Shares in any class or other rights;

(iv) Reorganize, or reclassify the Shares of the Company, or consolidate, merge or otherwise combine with, or sell of all or substantially all of its assets to, another corporation;

(v) Voluntarily or involuntarily dissolve, liquidate or wind up of the affairs of the Company; or

(vi) Redeem or purchase any Shares or securities convertible into Shares;

then, in any one or more of said cases, the Company shall give to the Holder of the Warrant, by certified or registered mail, (i) at least ten (10) business days' prior written notice of the date on which the books of the Company shall close or a record shall be taken for such dividend, distribution or subscription rights or for determining rights to vote in respect of any such reorganization, reclassification, consolidation, merger, sale, dissolution, liquidation or winding up, and (ii) in the case of such reorganization, reclassification, consolidation, merger, sale, dissolution, liquidation or winding up, at least ten (10) business days' prior written notice of the date when the same shall take place. Any notice required by clause (i) shall also specify, in the case of any such dividend, distribution or subscription rights, the date on which the holders of Shares shall be entitled thereto, and any notice required by clause (ii) shall specify the date on which the holders of Shares shall be entitled to exchange their Shares for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, sale, dissolution, liquidation or winding up, as the case may be.

12. **Further Assurances and Representations of Holder.** The Holder hereof and the Company agree to execute such other documents and instruments as counsel for the Company

reasonably deems necessary to effect the compliance of the issuance of this Warrant and the Warrant Shares with applicable federal and state securities laws. In furtherance of the foregoing, the Holder represents and warrants:

(i) The Holder has substantial experience in evaluating and investing in private placement transactions of securities in companies similar to the Company so that the Holder is capable of evaluating the merits and risks of its investment in the Company and has the capacity to protect its own interests; and

(ii) The Holder is acquiring this Warrant for investment for its own account and not with a view to, or for resale in connection with, any distribution thereof. The Holder understands that this Warrant has not been registered under the Securities Act or any applicable state securities laws and is therefore not transferable except pursuant to (A) an effective registration statement under the Securities Act and any applicable state securities laws or (B) an opinion of counsel reasonably satisfactory to the Company that the transfer is exempt from the registration provisions of the Securities Laws and any applicable state securities laws.

13. **Miscellaneous.** This Warrant shall be governed by the laws of the Commonwealth of Virginia, without reference to the choice of laws provisions thereof. The headings in this Warrant are for purposes of convenience of reference only, and shall not be deemed to constitute a part hereof. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provisions.

14. **Consent to Jurisdiction; Exclusive Venue.** The Company hereby irrevocably consents to the jurisdiction of the United States District Court for the Eastern District of Virginia, Norfolk Division, and of all Virginia state courts sitting Virginia Beach, Virginia, for the purpose of any litigation to which Holder may be a party and which concerns this Warrant. It is further agreed that venue for any such action shall lie exclusively with courts sitting in Norfolk and Virginia Beach, Virginia, unless Holder agrees to the contrary in writing.

15. **Equity Participation.** This Warrant is issued in connection with the Loan Agreement. If under any circumstances whatsoever, fulfillment of any obligation of this Warrant, the Loan Agreement, or any other agreement or document executed in connection with

the Loan Agreement, shall violate the lawful limit of any applicable usury statute or any other applicable law with regard to obligations of like character and amount, then the obligation to be fulfilled shall be reduced to such lawful limit, such that in no event shall there occur, under this Warrant, the Loan Agreement, or any other document or instrument executed in connection with the Loan Agreement, any violation of such lawful limit, but such obligation shall be fulfilled to the lawful limit. If any sum is collected in excess of the lawful limit, such excess shall be applied to reduce the principal amount of the Debenture.

16. **Taxes.** The Company shall pay all taxes and other governmental charges (but not including any income taxes of Holder or its members) that may be imposed in respect of the issuance or delivery of the Warrant Shares upon exercise thereof.

17. **Amendment.** Any term of this Warrant may be amended only by written agreement of the Company and the Holder. Any amendment effected in accordance with this Section 17 shall be binding upon the Holder, each future Holder, and the Company.

18. **Remedies.** In the event of any default or threatened default by the Company in the performance of or observance with any of the terms of this Warrant, it is agreed that remedies at law are not and will not be adequate for the Holder and that the terms of this Warrant may be specifically enforced by a decree for the specific performance of any agreement contained herein or by an injunction against a violation of any of the terms hereof or otherwise.

[SIGNATURE ON NEXT PAGE]

IN WITNESS WHEREOF, the undersigned authorized officer of the Company has executed this Share Purchase Warrant as of the date first above written.

JTH TAX, INC.

By: ______________________________

John T. Hewitt
President and Chief Executive Officer

#305141 v2 - warrant - envest/jth tax

EXHIBIT 3.5

SHARE EXCHANGE AGREEMENT

Effective Date: October 16, 2001

BETWEEN:

DATATAX BUSINESS SERVICES LIMITED, a corporation incorporated pursuant to the laws of the Province of Ontario

(referred to in this agreement as the "Shareholder")

- and -

LIBERTY TAX HOLDING CORPORATION, a corporation incorporated pursuant to the laws of the Province of Ontario

(referred to in this agreement as the "Corporation")

- and -

LIBERTY TAX SERVICE INC., a corporation incorporated Pursuant to the laws of the Province of Manitoba;

(referred to in this agreement as "Liberty")

- and -

JTH TAX INC., a corporation incorporated pursuant to the laws of the State of Delaware;

(referred to in this agreement as "JTH")

BACKGROUND

A. WHEREAS the outstanding shares of Liberty consist of 250 common shares, beneficially owned as follows:

150	-	JTH Tax Inc.
100	-	Datatax Business Services Limited.

B. AND WHEREAS Datatax, JTH and Liberty are parties to a Shareholders Agreement dated May 31, 1997 (the "Shareholders Agreement").

C. AND WHEREAS Section 3.3 of the Shareholders Agreement contains first rights of refusal.

D. AND WHEREAS JTH by executing this agreement is consenting to waiving its first right of refusal.

E. AND WHEREAS JTH has caused the Corporation to be incorporated by filing Articles of Incorporation on October 16, 2001.

F. AND WHEREAS the Shareholder desires to dispose of its 100 common shares (the "Old Shares") in the capital of Liberty to the Corporation as provided in a Stock Purchase and Investment Representation Agreement of even date herewith, which, among other things, provides for the Shareholder to receive 100,000 Exchangeable shares in the capital of the Corporation, (the "New Shares") having an aggregate redemption value equal to the fair market value of the Old Shares.

ARTICLE 1 - GENERAL PROVISIONS

1.1 Words importing the singular number include the plural and vice versa, and words importing the masculine gender include the feminine and neuter genders, as the context requires.

1.2 This agreement constitutes the parties' entire agreement and contains all representations and warranties made by either of them. There are no oral representations or warranties of any kind which bind the parties. This agreement may not be modified or amended except by written instrument signed by the parties or by an amendment to the face of this agreement initialled by the parties.

1.3 This agreement shall be construed and enforced in accordance with and the rights of the parties shall be governed by the laws of the Province of Ontario.

1.4 Time is of the essence of this agreement.

1.5 If a court finds a provision of this agreement to be unenforceable, then this agreement remains enforceable as a whole and is to be interpreted as if the provision found to be unenforceable had never been part of this agreement.

1.6 Any schedules or other documents attached to or referred to in this agreement are an integral part hereof.

1.7 Each of the parties agrees to execute and deliver whatever further documents and to take whatever further steps the other party reasonably requests to more effectively complete or implement any matter provided for in this agreement. The party requesting the further document or action shall be responsible for the out-of-pocket expenses of the party carrying out such request.

1.8 No party may assign this agreement without the consent of the other or unless specifically permitted to do so by the terms of this agreement. All of the terms of this agreement bind and are enforceable by the parties, their legal personal representatives, successors and permitted assigns.

1.9 The provisions of this agreement, other than any provision with a specified duration, do not merge with the closing of the transaction herein contemplated but survive indefinitely.

1.10 Any notice required or permitted to be given pursuant to this agreement shall be in writing and shall be personally delivered or sent by prepaid courier service or by mail to the party to whom notice is to be given at the last known address of that party. Notices are deemed to have been received on the date of personal delivery or delivery by courier service or, if sent by mail, on the second business day following the day of mailing.

ARTICLE 2 - DISPOSITION OF OLD SHARES

2.1 The Corporation hereby agrees to allot and issue to the Shareholder, as of October 16, 2001, the New Shares, as consideration for the disposition to the Corporation by the Shareholder of the Old Shares.

2.2 The Corporation hereby agrees that it shall add to the stated capital account in respect of the New Shares an amount equal to the aggregate stated capital of the Old Shares.

2.3 The Corporation covenants and agrees with the Shareholder to execute jointly with the Shareholder an election under section 85(1) (or other relevant section) of the Income Tax Act (Canada) in the form and manner prescribed for such election by the said Act and to file such election within the time prescribed by the said Act, and the Corporation further agrees that the amount specified in such election as the "agreed amount" in respect of the disposition by the Shareholder of the Old Shares to the Corporation shall be an amount to be determined in the sole discretion of the Shareholder (provided that the same is within the parameters established by said section 85(1)).

ARTICLE 3 - PRICE ADJUSTMENT PROVISIONS

The parties acknowledge and agree that it is their mutual determination that the fair market value of the New Shares to be received by the Shareholder as consideration for the disposition of the Old Shares to the Corporation is equal to the fair market value of the Old Shares.

ARTICLE 4 - SHARE EXCHANGE PROVISIONS

JTH, the Corporation and the Shareholder acknowledge the terms of the share exchange provisions that are part of the Articles of Incorporation of the Corporation and that are attached hereto as Exhibit A, agree that the share exchange provisions shall have the effect of a binding agreement among them, and agree to take all such actions as shall be respectively required of them in order to carry out the terms of the share exchange provisions. Shareholder acknowledges that pursuant to Section 13.5 of the share exchange provisions, JTH shall have the right to assign certain of its rights and obligations under the share exchange provisions.

INTENDING TO BE LEGALLY BOUND as of the effective date set out on page one hereof, the parties have executed this agreement.

DATATAX BUSINESS SERVICES LIMITED
Per:

James Gary Ibbotson, President

LIBERTY TAX HOLDING CORPORATION
Per:

Steven Sardo, President

LIBERTY TAX SERVICE LTD.
Per:

Steven Sardo, President

JTH TAX INC.
Per:

____
John Hewitt, President

2.3 The Corporation covenants and agrees with the Shareholder to execute jointly with the Shareholder an election under section 85(1) (or other relevant section) of the Income Tax Act (Canada) in the form and manner prescribed for such election by the said Act and to file such election within the time prescribed by the said Act, and the Corporation further agrees that the amount specified in such election as the "agreed amount" in respect of the disposition by the Shareholder of the Old Shares to the Corporation shall be an amount to be determined in the sole discretion of the Shareholder (provided that the same is within the parameters established by said section 85(1)).

ARTICLE 3 - PRICE ADJUSTMENT PROVISIONS

The parties acknowledge and agree that it is their mutual determination that the fair market value of the New Shares to be received by the Shareholder as consideration for the disposition of the Old Shares to the Corporation is equal to the fair market value of the Old Shares.

ARTICLE 4 - SHARE EXCHANGE PROVISIONS

JTH, the Corporation and the Shareholder acknowledge the terms of the share exchange provisions that are part of the Articles of Incorporation of the Corporation and that are attached hereto as Exhibit A, agree that the share exchange provisions shall have the effect of a binding agreement among them, and agree to take all such actions as shall be respectively required of them in order to carry out the terms of the share exchange provisions. Shareholder acknowledges that pursuant to Section 13.5 of the share exchange provisions, JTH shall have the right to assign certain of its rights and obligations under the share exchange provisions.

INTENDING TO BE LEGALLY BOUND as of the effective date set out on page one hereof, the parties have executed this agreement.

DATATAX BUSINESS SERVICES LIMITED
Per:

____

LIBERTY TAX HOLDING CORPORATION
Per:

____

LIBERTY TAX SERVICE LTD.
Per:

____

JTH TAX INC.
Per:

____

EXHIBIT 4

Name of Subscriber______________________

Amount of Subscription $________________

JTH TAX, INC.
SUBSCRIPTION AND INVESTMENT REPRESENTATION AGREEMENT

JTH Tax, Inc.
4575 Bonney Road, Suite 1040
Virginia Beach, VA 23462
c/o Mr. Raymond A. Dunn, II

Gentlemen:

Section 1

1.1 Subscription. The undersigned hereby subscribes for and agrees to purchase the number of shares of Class A Common Stock ("Shares") set forth above, at a price of $40.00 per Share, of JTH Tax, Inc. (the "Company"), a Delaware corporation, on the terms and conditions described herein and in the Offering Circular dated July __, 2002 (together with all appendices and supplements (if any) thereto, the "Circular") relating to the offering ("Offering") of Shares of the Company.

1.2 Purchase.

The undersigned has tendered or agrees to tender upon demand by the Company, the amount set forth above.

1.3 Acceptance or Rejection of Subscription.

(a) The undersigned understands and agrees that the Company reserves the right in its sole discretion, to reject this subscription for Shares, in whole or in part and at any time prior to the applicable Closing Date (as defined below), notwithstanding prior receipt by the undersigned of notice of acceptance of the undersigned's subscription.

(b) In the event of rejection of this subscription, the subscription amount tendered by the undersigned will be promptly refunded to the undersigned without interest or deduction and this Agreement shall have no force or effect. In the event the undersigned's subscription is accepted, the funds specified above shall be released to the Company on the applicable Closing Date and the subscribers whose subscriptions were accepted shall be issued Shares in accordance with these subscriptions.

1.4 Closing Date. Shares shall continue to be sold until the earlier of (i) the date 125,000 Shares have been sold for cash consideration or (ii) an earlier termination date as determined by the Company. At any time and from time to time, the Company may conduct one or more closings for the purchase of Shares in such amounts as it shall determine (each, a "Closing Date").

Section 2

2.1 Investor Representations and Warranties. The undersigned hereby acknowledges, represents and warrants to, and agrees with, the Company as follows:

(a) The undersigned is acquiring the Shares for the undersigned's own account, for investment purposes only, and not with a view to or for the resale, distribution or fractionalization thereof, in whole or in part, and no other person has a direct or indirect beneficial interest in the Shares herein subscribed for.

(b) The undersigned has the financial ability to bear the economic risk of his or her or its investment in the Company (including its possible loss), has adequate means of providing for the undersigned's current needs and personal contingencies and has no need for liquidity with respect to the undersigned's investment in the Company.

(c) The undersigned:

(i) has been furnished the Circular and any other documents which may have been made available upon request, has carefully read the Circular and understands and has evaluated the risks of a purchase of the Shares, including each of the risks set forth in the Circular under "Risk Factors";

(ii) has been provided an opportunity to obtain any additional information concerning the Offering, the Company and all other information to the extent the Company possesses such information or can acquire it without unreasonable effort or expense;

(iii) has been given the opportunity to ask questions of, and receive answers from, the Company concerning the terms and conditions of the Offering and other matters pertaining to this investment, and has been given the opportunity to obtain such additional information necessary to verify the accuracy of the information contained in the Circular or that which was otherwise provided in order for the undersigned to evaluate the merits and risks of an investment in the Company to the extent the Company possesses such information or can acquire it without unreasonable effort or expense, and has not been furnished any other offering literature or prospectus except the Circular;

(iv) understands that the investment in the Shares is speculative, and has determined that the Shares are a suitable investment for the undersigned and that at this time the undersigned could bear a complete loss of the undersigned's investment; and

(v) has been advised that affiliates of the Company are expected to purchase Shares in the Offering.

(d) In making the undersigned's decision to purchase the Shares herein subscribed for, the undersigned has relied solely upon independent investigations made by the undersigned. The undersigned is not relying on the Company with respect to tax and other economic considerations involved in this investment.

(e) The undersigned represents, warrants and agrees that he or she will not sell or otherwise transfer the Shares without complying with the relevant state securities laws, and fully understands and agrees that the undersigned may bear the economic risk of this investment for an indefinite period of time. The undersigned further represents, warrants and agrees that he or she will not sell or otherwise transfer the Shares in a manner that will void or otherwise impair the exemption from state securities laws, if any, that the Company has relied upon to effectuate the Offering. The undersigned understands that the Company is under no obligation to assist the undersigned in complying with any such laws.

(f) Except as provided in the Circular, no representations or warranties have been made to the undersigned by the Company, or any officer, employee, agent or affiliate of the Company.

(g) Any information which the undersigned has heretofore furnished to the Company with respect to the undersigned's financial position and business experience is correct and complete as of the date of this Agreement and if there should be any material change in such information prior to the acceptance of the undersigned's subscription and the issuance to the undersigned of Shares the undersigned will immediately furnish such revised or corrected information to the Company.

(i) if the undersigned is an individual, he or she is at least 21 years of age, and is a citizen of the country and a resident of the state indicated on the signature page hereto under the heading "Residence Street Address."

2.2 Investor Awareness. The undersigned acknowledges, represents, agrees and is aware that:

(a) the Company has limited operating history;

(b) no federal or state agency has passed upon the Shares or made any findings or determination as to the fairness of this investment;

(c) there are significant risks of loss of investment incidental to the purchase of Shares, including those summarized under "Risk Factors" and in other portions of the Circular and that it is possible that the undersigned could lose all or substantially all of the undersigned's investment in the Company;

(d) the investment in the Company is an illiquid investment and the undersigned may bear the economic risk of the undersigned's investment in Shares for an extended period;

(e) legal counsel to the Company is not representing investors who are subscribing for Shares; and

(f) the representations, warranties, agreements, undertakings and acknowledgments made by the undersigned in this Agreement are made with the intent that they be relied upon by the Company in determining the undersigned's suitability as a purchaser of Shares and shall survive the undersigned's investment in the Company.

Section 3

3.1 Indemnity. The undersigned agrees to indemnify and hold harmless the Company, and each other person, if any, who controls or is controlled by the Company, within the meaning of Section 15 of the Act, against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all expenses whatsoever reasonably incurred in investigating, preparing or defending against any litigation commenced or threatened or any claim whatsoever) arising out of or based upon any false representation or warranty or breach or failure by the undersigned herein or in any other document furnished by the undersigned to any of the foregoing in connection with this transaction.

3.2 Restrictive Legend. Executed copies of this Subscription Agreement shall be filed in the principal office of the Company. Any certificates evidencing all or part of the Shares, whether now or hereafter issued, shall contain the following legend:

> THE SHARES EVIDENCED BY THIS CERTIFICATE CANNOT BE SOLD OR OTHERWISE DISPOSED OF UNDER ANY CIRCUMSTANCES WITHOUT (1) COMPLIANCE WITH ALL APPLICABLE STATE SECURITIES LAWS, OR (2) AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT COMPLIANCE WITH ALL APPLICABLE STATE SECURITIES LAWS IS NOT REQUIRED.

3.3 Modification. Neither this Agreement nor any provision hereof shall be modified, discharged or terminated except by an instrument in writing signed by the party against whom any waiver, change, discharge or termination is sought.

3.4 Notices. Any notice, demand or other communication which any party hereto may be required, or may elect to give hereunder shall be sufficiently given if (a) in the case of a communication to the Company, such communication is made in writing and deposited, postage prepaid, in a United States mail letter box, registered or certified mail, return receipt requested, to 4575 Bonney Road, Suite 1040, Virginia Beach, Virginia 23462, or is delivered personally at such addresses; and (b) in the case of a communication to any other party, such communication is made in writing and deposited, postage prepaid, in a United States mail letter box.

3.5 Binding Effect. Except as otherwise provided herein, this Agreement shall be binding upon and inure to the benefit of the parties and their heirs, executors, administrators, successors, legal representatives and permitted assigns. If the undersigned is more than one person, the obligations of the undersigned shall be joint and several and the agreements, representations, warranties and acknowledgments herein contained shall be deemed to be made by and be binding upon each such person and his, her or its heirs, executors, administrators and successors.

3.6 Entire Agreement. This instrument contains the entire agreement of the parties, and, there are no representations, covenants or other agreements except as stated or referred to herein.

3.7 Assignability. This Agreement is not transferable or assignable by the undersigned.

3.8 Applicable Law. Notwithstanding the place where this Agreement may be executed, all of the terms and provisions and validity of this Agreement shall be governed by and construed in accordance with the internal laws of the Commonwealth of Virginia.

3.9 Gender. All pronouns contained herein and any variations thereof shall be deemed to refer to the masculine, feminine or neuter, singular or plural, as the identity of the parties may require.

3.10 Counterparts. This Agreement may be executed through the use of separate signature pages or in any number of counterparts, and each of such counterparts shall, for all purposes, constitute one agreement binding on all the parties, notwithstanding that all parties are not signatories to the same counterpart.

3.11 Disclosure Required Under State Law. The offering and sale of the Shares are intended to be exempt from registration under the securities laws of certain states, and therefore will not be registered in such states or subject to the requirements of state law that would be applicable to the offering and sale of registered securities.

3.12 Trusts. If the undersigned is a trust, the undersigned has provided to the Company a copy of the trust agreement (or related portion thereof) showing the date of formation, authorization to make this investment and evidence of the authority of the undersigned to execute this Agreement.

[SIGNATURE LINES ON FOLLOWING PAGE]

NUMBER OF SHARES SUBSCRIBED FOR: ______________________

TOTAL PURCHASE PRICE ($25.00 per Share) ______________________

RESIDENCE STREET ADDRESS: (No P.O. Boxes)

____

____

____

NAME OF SHAREHOLDER:

____

(Please Print or Type)

MAILING ADDRESS: (If Different from Residence)

____

____

____

SOCIAL SECURITY OR TAXPAYER IDENTIFICATION NUMBER:

____

SHARES TO BE REGISTERED AS FOLLOWS:

(Check and Complete)

___ Individual Ownership
___ Tenants in Common*
___ Trust
___ Individual Retirement Account
___ Joint Tenants*
___ Tenants by the Entirety*
___ Corporation
___ Partnership
___ Other

*By signing this Agreement, the undersigned represents and warrants that all persons having a beneficial ownership interest in the Shares subscribed for pursuant to this Agreement satisfy all the terms and conditions of and shall be bound by this Agreement.

EXECUTED by the undersigned as a subscriber of JTH Tax, Inc.

Signature of Investor

Date: ______________ Name: ______________________
(Please Print)

Signature of Investor

Date: ______________ Name: ______________________
(Please Print)

ACCEPTED BY THE COMPANY:

JTH TAX, INC.

Date: ______________ By: ______________________

EXHIBIT 6.1

LEASE FINANCING AND GUARANTY AGREEMENT

THIS LEASE FINANCING AND GUARANTY AGREEMENT (the "Agreement") dated as of October 26, 2001, is between JTH TAX, INC, a Delaware corporation ("Liberty"), and TLC, LLC, a California limited liability company ("TLC").

RECITALS

A. Liberty is primarily engaged in the business of operating a franchised tax services system, and sells franchises ("Liberty Franchises") to third-party franchisees ("Franchisees").

B. TLC is in the business of providing lease financing to operators of franchises, and is willing to make lease financing available to Franchisees.

AGREEMENT

1. Provision of Lease Financing by TLC.

(a) TLC agrees to make up to Three Million Dollars ($3,000,000) in aggregate lease financing available to current and prospective Franchisees. This financing will be made available to current and prospective Franchisees on the following terms:

(i) the lease financing will be made available to Franchisees that execute and deliver TLC's standard lease documents (together, the "Financed Lease") in order to assist them in financing their franchise fees, their furniture, fixtures and equipment needs, and their working capital needs.

(ii) the monthly lease payments payable by each Franchisee will not exceed the total financed amount for that Franchisee (the "Financed Lease Amount") multiplied by the following factors:

Length of Lease	**Monthly Payment Factor**
24 Months	0.04989
36 Months	0.03529
48 Months	0.02789
60 Months	0.02379

(iii) each Franchisee will be required to make its first and last monthly lease payments in advance upon inception of its Financed Lease.

(iv) each Franchisee would be permitted to purchase all property subject to the lease within ten days after its full payment of the Financed

Lease Amount by making an additional payment equal to 10% of the Financed Lease Amount.

(v) each Franchisee would be required to pay a processing fee of Two Hundred Fifty Dollars ($250) per Financed Lease.

(b) Liberty will use commercially reasonable efforts to make the Franchisees aware of the lease financing made available by TLC and to cooperate with TLC in completing lease transactions with Franchisees.

(c) TLC will notify Liberty of each Financed Lease that it proposes to enter into with a Franchisee, and provide Liberty with appropriate information in order to allow Liberty to determine whether it considers the proposed Financed Lease to be sufficiently creditworthy that Liberty is willing to furnish the Guaranty and escrow account protection provided for in Sections 2, 3 and 4 of this Agreement. Within five (5) business days, Liberty will notify TLC whether it approves each such proposed Financed Lease (each Financed Lease so approved, a "Approved Financed Lease"). If TLC determines that a Franchisee does not meet the credit underwriting criteria customarily applied by TLC to its lease customers, TLC will also so notify Liberty. TLC will not be obligated to provide lease financing to any Franchisee that fails to meet TLC's usual credit underwriting criteria unless following such notice, Liberty has notified TLC to proceed with the provision of the lease financing to the Franchisee. If Liberty provides such a notice, TLC will use its best efforts to complete the lease financing with that Franchisee and the resulting Financed Lease shall be deemed an Approved Financed Lease. If Liberty does not provide such a notice, then any lease financing made available to the Franchisee by TLC will not be deemed to be an Approved Financed Lease.

2. <u>Guaranty</u>.

Liberty hereby guarantees the prompt, complete and full payment and performance when due of all the liabilities, indemnities, obligations and undertakings of each Franchisee ("Franchisee Lease Obligations") pursuant to or arising under any Approved Financed Lease. The liability of Liberty under this guaranty shall be primary, direct and immediate and not conditional or contingent upon pursuit by TLC or its assignees of any remedy it may have against a Franchisee with respect to an Approved Financed Lease, and TLC may enforce this guaranty directly against Liberty whenever a Franchisee has failed to discharge in full, when it is required to do so, any of the Franchisee Lease Obligations.

3. <u>Escrow Account</u>.

(d) Contemporaneously with the execution of this Agreement, Liberty will deposit with SouthTrust Bank (the "Escrow Agent") the sum of One Hundred Thousand Dollars ($100,000), to be held by the Escrow Agent in an escrow account (the "Escrow Account") and disbursed by the Escrow Agent in accordance with terms of this Agreement and the Escrow Agreement attached to this Agreement as <u>Exhibit A</u> (the "Escrow Agreement").

(e) Until such time as the aggregate outstanding Financed Lease Amounts under Approved Financed Leases exceed Six Hundred Thousand Dollars ($600,000), Liberty shall ensure that the Escrow Account continues to maintain a balance of not less than One

Hundred Thousand Dollars ($100,000) (the "Minimum Escrow Balance"). If following a draw upon the Escrow Account by TLC, the funds in the Escrow Account are less than the Minimum Escrow Balance, Liberty shall replenish the Escrow Account so that the Minimum Escrow Balance is restored within five (5) business days of notice from TLC that the balance of the Escrow Account has fallen below the Minimum Escrow Balance.

(f) The Minimum Escrow Balance shall be increased, and additional deposits into the Escrow Account shall be made by Liberty, if the aggregate outstanding Financed Lease Amounts exceed $600,000, so that for each whole or partial increment of additional $600,000 of outstanding Financed Lease Amounts in excess of the initial $600,000 in Financed Lease Amounts, Liberty will be required to deposit an additional $100,000 into the Escrow Account (subject to a maximum Escrow Account balance of $500,000). The Minimum Escrow Balance will also be reduced (but not below $100,000) to the extent that as of any calendar month end, the outstanding Financed Lease Amounts are reduced below any amount that required Liberty to maintain a higher Minimum Escrow Balance as provided in the immediately preceding sentence. All additional deposits to the Escrow Account by Liberty shall be made within five (5) business days of notice from TLC that an additional deposit is required under the terms of this Section 3(f), and any such notice by TLC shall be accompanied by a statement certifying the aggregate Financed Lease Amounts then outstanding. TLC will furnish Liberty with a monthly statement, which shall be provided to Liberty no later than the 10th day of each calendar month, certifying the aggregate Financed Lease Amounts outstanding as of the last day of the immediately preceding calendar month, and if such a statement indicates that Liberty is entitled to a reduction of the Minimum Escrow Balance, the statement shall be accompanied by written instructions from TLC to the Escrow Agent instructing the Escrow Agent to refund the appropriate portion of the Escrow Account to Liberty.

(g) The parties acknowledge that the method of calculating the Minimum Escrow Balance provided for in this Section 3 is based on the parties' initial assessment of the risks of the Financed Leases. The parties agree that annually during the term of this Agreement, they will reevaluate the performance of the Franchisees under the Financed Lease and will negotiate in good faith to adjust the Minimum Escrow Balance to reflect the actual loss experience under the Financed Leases.

4. Draw Requirements.

(a) Upon an event of default of any Franchisee under any of the Approved Financed Leases, TLC will provide Liberty with a notice (a "Default Notice") specifying the nature of the default. If neither the Franchisee or Liberty has caused the default to be cured within sixty (60) days of the date of Liberty's receipt of the Default Notice, Liberty shall be obligated to satisfy its guaranty obligations under Section 2 of this Agreement, and TLC shall be entitled to make a draw upon the Escrow Account as provided in this Section 4 and the Escrow Agreement.

(b) TLC may draw upon the Escrow Account by providing both the Escrow Agent and Liberty with a notice (the "Draw Notice"), specifying the date of the Default Notice to which the Draw Notice relates, the amount of the requested draw, and any remaining obligations under the Approved Financed Leases in default that will remain unsatisfied after the making of the Draw.

(c) If in addition to making a draw upon the Escrow Account as provided in Section 4(b) above, TLC intends to take any action with respect to any property that is the subject of the Approved Financed Lease, TLC will so advise Liberty in the Default Notice. TLC will not take any action with respect to such property prior to delivering the Default Notice to Liberty.

(d) To the extent that Liberty is obligated to satisfy any Franchisee Lease Obligations, either directly under the terms of the guaranty provided for in Section 2 or through the making by TLC of a draw as provided in this Section 4, Liberty shall be subrogated to all rights and remedies of TLC and its assignees under the Approved Financed Lease, and TLC shall thereafter take such commercially reasonable actions as are requested of it by Liberty in order to allow Liberty to pursue appropriate actions against the defaulting Franchisee, including such actions as may be required to be taken by Liberty in the name of TLC or its assignees.

(e) With respect to any Franchisee that is operating as a sole proprietorship or other unincorporated form of business that under applicable law is not required to file a certificate, statement, articles or other evidence of organization or existence with the appropriate state filing agency (collectively, "Unincorporated Franchisees"), TLC will use commercially reasonable efforts to ensure that all Financed Lease documents (including any financing statements required to be filed under Article 9 of the Uniform Commercial Code) are filed in such a manner as to ensure the perfection of the lien created by the Financed Lease documents. Liberty acknowledges that in jurisdictions that have adopted the revised version of Article 9 of the Uniform Commercial Code, the financing statement filings for Unincorporated Franchisees may be indexed under names provided by those Unincorporated Franchisees but that are not identical to names being used by those Unincorporated Franchisees for other purposes, including the ownership of assets purportedly subject to liens evidenced by the financing statements. Liberty agrees that provided that TLC has used commercially reasonable efforts to ensure the indexing of the financing statements under the appropriate name of an Unincorporated Franchisee, the failure of those financing statements by reason of the use of an incorrect name to create a perfected security interest that is superior to later-filed financing statements in favor of other creditors using a different name for the same Unincorporated Franchisee will not be a defense against Liberty's obligations under Sections 2, 3 and 4 of this Agreement.

5. Term.

The term of this Agreement will commence on the date of this Agreement, and unless sooner terminated, will continue until December 31, 2003. Thereafter, the term of this Agreement will automatically renew for additional periods of one year each unless either party has terminated this Agreement by giving notice of its intention not to permit such a renewal at least thirty (30) days prior to the scheduled expiration date of this Agreement.

6. Indemnification.

(a) Liberty will defend, indemnify and hold TLC harmless against any loss, costs or damages (collectively "Claims") arising out of any claim by a Franchisee relating to the agreements between the Franchisee and Liberty with respect to the award of a Liberty franchise.

(b) Except as provided in Sections 2, 3 and 4, TLC will defend, indemnify and hold Liberty harmless against any Claims arising out of the Financed Leases.

(c) Each party's obligations under this Section 6 will be subject to the indemnified party giving prompt notice to the other party of the claim giving rise to the obligation. The indemnifying party will have the right to select legal counsel to represent both parties, provided that there is no conflict between the counsel's representation of both parties.

7. Termination.

Either party may terminate this Agreement, prior to the expiration of its term, by notice to the other party, if:

(a) The other party materially breaches this Agreement and the breach remains uncured for thirty (30) days after notice of breach from the non-breaching party.

(b) The other party ceases to do business in the normal course, a petition for relief under any bankruptcy legislation is filed by or against the other party, the other party makes an assignment for the benefit of creditors, or a receiver is appointed for all or substantially all of the other party's assets.

8. Miscellaneous.

(a) All notices contemplated by this Agreement will be in writing and mailed by certified mail, return receipt requested, by prepaid courier service, by overnight delivery with delivery confirmation, or by telecopier with receipt confirmed by telephone, to the applicable address set forth below (unless another address is subsequently designated by notice to the other party).

(b) The parties acknowledge that the relationship of TLC to Liberty is that of independent contractors, and that nothing contained in this Agreement will be construed to place Liberty and TLC in the relationship of principal and agent, master and servant, partners or joint venturers. Neither party will have, expressly or by implication, or represent itself as having, any authority to make contracts or enter into any agreement in the name of the other party, or to obligate or bind the other party in any matter whatsoever.

(c) The validity and effect of this Agreement will be governed by and construed and enforced in accordance with the laws of the Commonwealth of Virginia without regard to its rules of conflicts of law.

(d) The parties shall act in good faith and use commercially reasonable efforts to promptly resolve any claim, dispute, controversy or disagreement (each a "Dispute") between the parties under or related to this Agreement. The efforts will include at least one face-to-face meeting between senior executive officers of the parties. Any Dispute arising out of this Agreement which cannot be resolved by the parties shall be governed exclusively by arbitration. The arbitration will be initiated and conducted (except as otherwise provided herein) in accordance with the Commercial Arbitration Rules of the American Arbitration Association, shall be conducted by three arbitrators, and shall be conducted in the Virginia Beach, Virginia metropolitan area. The arbitrator shall have the power to award reasonable attorney's fees and costs to the prevailing party in any arbitration, and either party shall have the right to take appropriate action to enforce any arbitration award.

(e) Nothing in this Agreement is intended to, or shall, create any third-party beneficiary, whether intended or incidental, and neither party shall make any representations to the contrary.

(f) During the term of this Agreement and for a period of three (3) years thereafter, neither TLC nor Liberty will disclose (whether orally or in writing, or by press release or otherwise) to any third party any "Confidential Information" of the other party, or any information with respect to the terms and provisions of this Agreement, except:

(i) To each party's respective officers, directors, employees, auditors and attorneys who have a need to know, in their capacity as such; provided, however, that disclosing party agrees to be responsible for any breach of the provisions of this Section 8(f) by the officers, directors, employees, auditors or attorneys;

(ii) To the extent necessary (redacted to the greatest extent possible) to comply with law or with the valid order of an administrative agency or a court of competent jurisdiction; provided, however, that the disclosing party notifies the other party as promptly as practicable (and, if possible, prior to making the disclosure) and the disclosing party seeks confidential treatment of the information;

(iii) In order to enforce its rights under this Agreement, provided that prior to disclosure the disclosing party will to the extent possible seek confidential treatment of the information;

(iv) To assignees and prospective assignees (together, "Assignees") of Financed Leases; provided, however, that the Assignee has agreed to maintain the confidentiality of all "Confidential Information" that relates to each Financed Lease that is disclosed to it and that TLC agrees to be responsible for any breach of the provisions of this Section 8(f)(iv) by the Assignee or its officers, directors, employees or agents; or

(v) As mutually agreed by the parties.

For purposes of this Agreement, a party's Confidential Information shall be deemed to include any confidential or proprietary information disclosed by one party to the other, including the terms of this Agreement and information generated by the parties in the course of performance of this Agreement, but shall not include (i) information that was in the public domain or that later comes into the public domain through no fault of the other party, or (ii) except for the terms of this Agreement and information generated by the parties in the course of performance of this Agreement, information that is already legitimately known to the other party at the time of disclosure, or that becomes known to the other party without a breach of this Agreement or the breach of a duty by any third party to keep such information confidential.

(g) The provisions of Sections 2, 3, 4, 6 and 8 of this Agreement will survive the expiration or termination of this Agreement.

(h) This Agreement contains the entire agreement between the parties relating to the subject matter hereof, and supersedes any and all other agreements, representations or warranties of the parties in connection with such subject matter. This Agreement may not be modified, changed or terminated orally, and no changes, amendments or modifications to this Agreement will be binding unless in writing and duly executed by the party to be charged therewith. If any provision of this Agreement is held invalid, unenforceable or illegal for any reason, that provision will be deemed to apply only to the maximum extent permitted by law, and the remainder of this Agreement will remain valid and enforceable in accordance with its terms.

(i) Either party may assign this Agreement in whole (but not in part) to any other party without the prior written consent of the other party. TLC may also from time to time assign one or more Financed Leases to one or more Assignees, but any such assignment shall not affect Liberty's guaranty obligations under Section 2 of this Agreement, and TLC shall continue to be entitled to make draws upon the Escrow Account as provided in Section 3 and 4 with respect to any breaches of assigned Financed Leases, and shall continue to be obligated to indemnify TLC against any Claims that arise out of an assigned Franchised Lease as provided in Section 6.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized agents as of the day and year first above written.

JTH TAX, INC.

By: ______________________
Raymond A. Dunn
Title: VP

Address: JTH Tax, Inc.
4575 Bonney Road
Virginia Beach, Virginia 23462

TLC, LLC

By: [signature]

Name: DAVE WESOLOWSKI

Title: CFO

Address: TLC, LLC
255 W. Fallbrook, Suite 104
Fresno, California 93711

EXHIBIT A

ESCROW AGREEMENT

ESCROW AGREEMENT

THIS ESCROW AGREEMENT is entered into as of the 26th day of October, 2001, by and among JTH TAX, INC., a Delaware corporation ("Liberty"), TLC, LLC, a California limited liability company ("TLC") and SOUTHTRUST BANK ("Escrow Agent"). (Liberty, TLC and the Escrow Agent are sometimes hereinafter referred to collectively as the "Parties" and each individually as a "Party.")

RECITALS:

A. Liberty and TLC have entered into a Lease Financing and Guaranty Agreement dated as of October 26, 2001 (the "Agreement").

B. Contemporaneously with the execution of this Escrow Agreement, TLC has deposited a total of One Hundred Thousand Dollars ($100,000) (the "Escrow Cash"), which is to be made available pursuant to the terms and conditions of the Agreement.

C. The Parties have requested that the Escrow Agent serve, and the Escrow Agent is willing to serve, as escrow agent as described herein.

NOW, THEREFORE, for and in consideration of the foregoing recitals, the mutual covenants contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1. Agreement. Capitalized terms not otherwise defined herein shall have the meaning ascribed to such terms in the Agreement. Each provision of this Escrow Agreement shall be interpreted so as to give effect to the provisions and intent of the Agreement.

2. Term of this Escrow Agreement; Purpose. Except as otherwise required herein, this Escrow Agreement shall remain in effect until the complete disbursement of the Escrow Cash pursuant to the terms of this Section 2, at which time it will terminate (the "Term"). The Escrow Cash may be increased or decreased from time to time pursuant to the terms of the Agreement, and all additions to the Escrow Cash will be deemed to be part of the Escrow Cash for the purposes of this Agreement. The Escrow Cash will be disbursed by the Escrow Agent to TLC upon the receipt of draw notice (a "Draw Notice") in the form attached hereto as Exhibit A, and otherwise to Liberty upon the receipt of written instructions from TLC.

3. The Escrow Deposit; Account. The Escrow Cash shall be held by the Escrow Agent in an interest-bearing account at SouthTrust Bank (the "Escrow Account"), without liability to any Party for failure to produce any particular yield on the Escrow Cash. The Escrow Cash will be held in escrow by the Escrow Agent until completely disbursed pursuant to the terms of this Escrow Agreement. All interest earned on the Escrow Cash shall be payable to Liberty.

4. The Escrow Agent's Responsibilities. The following is understood and agreed by all Parties as the responsibilities of the Escrow Agent:

(a) The Escrow Agent is not a trustee and is merely acting in a ministerial capacity hereunder with the limited duties herein prescribed. This Escrow Agreement sets forth conclusively the duties of the Escrow Agent with respect to any and all matters pertinent hereto, and no implied duties or obligations of the Escrow Agent shall be read into this Escrow Agreement against the Escrow Agent.

(b) The Escrow Agent shall have no liability for acts in connection herewith except for such acts which are a result of its own gross negligence, willful misconduct or bad faith, or as otherwise required under applicable banking laws or rules of professional responsibility. Except as otherwise required under banking laws or applicable rules of professional responsibility, the Escrow Agent has no responsibility in respect of any instruction, certificate or notice delivered to it other than faithfully to carry out the obligations undertaken in this Escrow Agreement and to follow the directions in such instructions or notices as provided in accordance with the terms of this Escrow Agreement.

(c) The Escrow Agent may conclusively rely upon and act in accordance with any certificate, instruction, notice, letter or other written instrument believed to be genuine and to have been signed by an authorized representative of TLC or Liberty, as applicable.

(d) TLC and Liberty hereby waive any suit, claim, demand or cause of action of any kind which they may have or may assert against the Escrow Agent arising out of or relating to the execution or performance by the Escrow Agent of this Escrow Agreement, unless such suit, claim, demand or cause of action is based upon the gross negligence, willful misconduct, or bad faith of the Escrow Agent.

(e) The Escrow Agent may consult with legal counsel in the event of any dispute or question as to the construction of any of the provisions of this Escrow Agreement or its duties hereunder and the Escrow Agent shall be fully protected in acting in accordance with the opinion and instructions of their counsel.

(f) The Escrow Agent, having disbursed all of the funds in the Escrow Account pursuant to the terms of this Escrow Agreement, shall be discharged from any further obligation hereunder.

5. Indemnity. In the event of a dispute between the Parties, Liberty and TLC agree to jointly indemnify and save the Escrow Agent harmless from all loss, cost, damage, expense and attorneys' fees (collectively, "Costs and Expenses") suffered or incurred by the Escrow Agent, except to the extent any Costs and Expenses are related to a breach by the Escrow Agent of its duties hereunder. To the extent Liberty is liable to the Escrow Agent for any Costs and Expenses, the Escrow Agent may recover such Costs and Expenses from the Escrow Cash.

6. Notices. Unless otherwise specified herein, all notices, requests and other communications to any Party hereunder shall be in writing (including telexes, telecopies, facsimile transmissions, and similar writings) and shall be given to such Party at its address or telecopier number set forth below or such other address or telecopier number as such Party may hereafter specify for that purpose by notice to the other Party.

If to Liberty:

JTH Tax, Inc.
4575 Bonney Road
Virginia Beach, Virginia 23462
Attention: Raymond A. Dunn
Facsimile: (757) 493-0169

With a Copy to:

James J. Wheaton, Esquire
Troutman Sanders Mays & Valentine, LLP
2525 Dominion Tower
999 Waterside Drive
P.O. Box 3670
Norfolk, Virginia 23514-3670
Telecopier: (757) 687-7701

If to TLC, LLC:

TLC, LLC
255 W. Fallbrook, Suite 104
Fresno, California 93711
Attention: ________________
Facsimile: ( ) ____________

With a Copy to:

____
____
____
Attention: ________________
Facsimile: ( ) ____________

If to Escrow Agent:

SouthTrust Bank
675 N. Battlefield Boulevard
Chesapeake, Virginia 23320
Telecopier: (757) 547-8649
Attention: ________________

Each such notice, request or other communication shall be effective (a) if given by telecopier, when such telecommunication is transmitted and confirmation of receipt obtained, (b) if given by mail, upon receipt, or (c) if given by any other means, when delivered at the address specified in this Section.

7. General.

(a) This Escrow Agreement, and the rights and obligations of the Parties hereunder, shall be governed by and construed in accordance with the laws of the Commonwealth of Virginia applicable to contracts made and to be performed therein.

(b) The Parties acknowledge and agree that nothing in this Escrow Agreement shall preclude any Party from pursuing any other remedies to which such Party may be entitled under the Agreement or any other document executed in connection with the transactions contemplated by the Agreement, including, without limitation, injunctive relief or specific performance relating to any covenant therein.

(c) This Escrow Agreement and any amendment hereof may be executed in any number of counterparts and by each Party on a separate counterpart, each of which, when so executed and delivered, shall be deemed to be an original and all of which taken together shall constitute one and the same instrument. In producing this Escrow Agreement, it shall not be necessary to produce or account for more than one such counterpart signed by the Party against whom enforcement is sought.

(d) This Escrow Agreement, together with the Agreement and the exhibits and schedules thereto, embodies the entire understanding and agreement of the Parties with respect to the subject matter hereof and supersedes all prior agreements or understandings, written or oral, between the Parties relating to the subject matter hereof and thereof. If there is a conflict between the terms, conditions and covenants contained in this Escrow Agreement and any other document, then the provisions of this Escrow Agreement shall control.

(e) No amendment, modification, termination or waiver of any provision of this Escrow Agreement shall be effective unless the same shall be signed by all of the Parties, and then only to the extent specifically set forth therein. This Escrow Agreement shall not be construed more strictly against one Party than the other by virtue of the fact that it may have been prepared by counsel for one of the Parties, it being recognized that TLC and Liberty have contributed substantially and materially to the preparation of this Escrow Agreement.

(f) Except as set forth herein, all rights, powers and remedies herein given to the Parties are cumulative and not alternative and are in addition to all statutes or rules of law; any forbearance or delay by any Party in exercising the same shall not be deemed a waiver thereof; no course of dealing on the part of any Party (or its respective officers, directors, employees, consultants and agents) nor any failure or delay by any Party with respect to exercising the same shall operate as a waiver thereof; and the exercise of any right or any partial exercise thereof shall not preclude the further exercise thereof, and the same shall continue in full force and effect until specifically waived by an instrument in writing executed by the applicable Party.

(g) This Escrow Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and assigns.

[remainder of page intentionally left blank – signature page(s) follow]

IN WITNESS WHEREOF, the Parties, intending to be legally bound hereby, have set their hands hereunto as of the day and year above first written.

TLC, LLC
a CALIF. limited liability company

By: ______________________ (SEAL)
Name: DAVE WESOLOWSKI
Title: CFO

JTH TAX, INC.
a Delaware corporation

By: ______________________ (SEAL)
Name: Raymond A. Dunn
Title: VP

SOUTHTRUST BANK

By: ______________________
Name: ______________________
Title: ______________________

EXHIBIT A

FORM OF DRAW NOTICE

SouthTrust Bank
675 N. Battlefield Boulevard
Chesapeake, Virginia 23320

Re: Escrow Account No. ________________ (the "Escrow Account").

Dear Sir or Madam:

Pursuant to the Escrow Agreement dated October ___, 2001 by and among JTH Tax, Inc. ("Liberty"), TLC, LLC ("TLC") and SouthTrust Bank ("Escrow Agent"), this notice is delivered in order to request that the amount of $____________ contained in the Escrow Account be delivered to TLC in accordance with the following instructions:

Draw Amount: ________________

Delivery Instructions:

____

____

____

This draw notice relates to a default notice sent previously to Liberty and dated _________. Following the payment to TLC of the amount specified in this draw notice, an additional $_________ will remain in default under leases that are "Approved Financed Leases" as described in the separate Lease Financing and Guaranty Agreement dated as of October ___, 2001 between Liberty and TLC.

Very truly yours,

____

cc: JTH Tax, Inc.
4575 Bonney Road
Virginia Beach, Virginia 23462
Attention: Raymond A. Dunn

EXHIBIT 6.2

SUNTRUST

Commercial Note

Borrower:	JTH Tax, Inc. T/A Liberty Tax Service
Loan Amount:	One Million Four Hundred Thousand Dollars and no cents ($1,400,000.00)
Borrower's Address:	4575 Bonney Road Virginia Beach, VA 23462-3831
Officer:	G Wilson Thomas II ______ (initials)
Date:	November 7, 2001
Account No:	0000187545
Note No:	0000000075
Note Type:	Original Loan

IMPORTANT NOTICE

THIS INSTRUMENT CONTAINS A CONFESSION OF JUDGMENT PROVISION WHICH CONSTITUTES A WAIVER OF IMPORTANT RIGHTS YOU MAY HAVE AS A DEBTOR AND ALLOWS THE CREDITOR TO OBTAIN A JUDGMENT AGAINST YOU WITHOUT ANY FURTHER NOTICE.

For value received, the undersigned (whether one or more) jointly and severally promise to pay to the order of SunTrust Bank (the "Bank") at any of its offices, or at such place as the Bank may designate in writing, without offset and in immediately available funds, the Loan Amount shown above plus interest and any other amounts due, upon the terms specified below.

Loan Type And Repayment Terms

Loan Type: Closed End Master Borrowing Loan

This is a closed end transaction. You may borrow up to the Loan Amount shown above but may not reborrow amounts that have been repaid.

Repayment Terms: Principal on demand, plus interest, but the undersigned shall be liable for only so much of the Loan Amount as shall be equal to the total advanced to or for the undersigned, or any of them, by the Bank from time to time, less all payments made by or for the undersigned and applied by the Bank to principal, plus interest on each such advance, and any other amounts due all as shown on the Bank's books and records, which shall be prima facie evidence of the amount owed.

This Master Borrowing arrangement will terminate upon written notice from the Bank to the undersigned, or if such notice is not sooner given, on 04/30/2002 unless an alternate termination date is indicated in the "Agreement", as defined below.

The Bank shall have the right to demand payment at any time even if an event of default (as identified in this Note) has not occurred.

Additional Terms And Condition

This Note is governed by additional terms and conditions contained in a Commitment Letter between the undersigned and the Bank dated October 5, 2001, and any modifications, renewals, extensions or replacements thereof (the "Agreement"), which is incorporated in this Note by reference. In the event of a conflict between any term or condition contained in this Note and in the Agreement, such term or condition of the Agreement shall control.

Interest

Accrued interest will be payable on the first day of each month beginning on December 1, 2001.

Interest will accrue daily on an actual/360 basis (that is, on the actual number of days elapsed over a year of 360 days).

Payments received by the Bank shall be applied in such order as determined by the Bank, in its sole discretion, as permitted by law. Interest will accrue from the date of this Note on the unpaid balance and will continue to accrue after maturity, whether by acceleration or otherwise, until this Note is paid in full. If this is a variable rate transaction, the interest rate is prospectively subject to increase or decrease without prior notice, and if this is a Term-Variable Payment loan, adjustments in the payment schedule will be made as necessary. If this is a variable rate transaction which uses SunTrust Prime Rate as the Index, the Index is subject to increase or decrease at the sole option of the Bank.

Subject to the above, interest per annum payable on this Note (the "Rate") will be the "Index" (as defined in this Note) plus a margin of 2.750%. The "Index" shall be the one month LIBOR established by the British Bankers Association as of 11:00 a.m. (London Time) on the first business day of each month as published by an on-line information service, such as Bloomberg Financial Markets News Services or any comparable reporting service selected by the Bank. The Rate shall be adjusted on the first business day of the month. Adjustments to the Rate shall be effective monthly beginning December 1, 2001 and on the same day or each month thereafter.

Collateral

Any collateral pledged to the Bank to secure any of the undersigned's existing or future liabilities to the Bank shall secure this Note. To the extent permitted by law, each of the undersigned grants to the Bank a security interest in and a lien upon all deposits or investments maintained by the undersigned with, and all indebtedness owed to the undersigned by, the Bank or any of its affiliates.

This Note is also secured by the following collateral and proceeds thereof:

All accounts, contract rights, chattel paper, instruments, documents and general intangibles now existing or hereafter acquired and all proceeds and products thereof as more particularly described in a Security Agreement by JTH Tax, Inc. T/A Liberty Tax Service dated January 7, 2000.

All accounts, inventory, furniture, fixtures and equipment, general intangibles, insurance proceeds, instruments, documents and chattel paper including, without limitation, all notes, all royalties and franchise fees receivable, personal property used by the Company in the conduct of its business and all intangibles now existing or hereafter acquired and all proceeds and products thereof owned by, and as more particularly described in a Security Agreement by, JTH Tax, Inc. T/A Liberty Tax Service dated this date.

All of this security is referred to collectively as the "Collateral." The Collateral is security for the payment of this Note and any other liability (including overdrafts and future advances) of the undersigned to the Bank, however evidenced, now existing or hereafter incurred, matured or unmatured, direct or indirect, absolute or contingent, several, joint, or joint and several, including any extensions, modifications or renewals. The proceeds of any Collateral may be applied against the liabilities of the undersigned to the Bank in any order at the option of the Bank.

Loan Purpose And Updated Financial Information Required

The undersigned warrant and represent that the loan evidenced by this Note is being made solely for the purpose of acquiring or carrying on a business, professional or commercial activity or acquiring real or personal property as an investment (other than a personal investment) or for carrying on an investment activity (other than a personal investment activity). The undersigned agree to provide to the Bank updated financial information, including, but not limited to, tax returns, current financial statements in form satisfactory to the Bank, as well as additional information, reports or schedules (financial or otherwise), all as the Bank may from time to time request.

Default, Acceleration And Setoff

Any one of the following will constitute an event of default under the terms of this Note: (1) the failure to make when due any instalment or other payment, whether of principal, interest, late charges or other authorized charges due under this Note, or the failure to pay the amount demanded by the Bank if this Note is payable on demand; (2) the death, dissolution, merger, acquisition, consolidation or termination of existence of the undersigned, any guarantor of the indebtedness of any of the undersigned to the Bank, any endorser, or any other party to this Note (collectively called a "Party"); (3) the insolvency or inability to pay debts as they mature of any Party, or the application for the appointment of a receiver for any Party or the filing of a petition under any provision of the Bankruptcy Code or other insolvency law, statute or proceeding by or against any Party or any assignment for the benefit of creditors by or against any Party; (4) the entry of a judgment against any Party or the issuance or service of any attachment, levy or garnishment against any Party or the property of any Party, or the repossession or seizure of property of any Party; (5) a determination by the Bank that it deems itself insecure or that a material adverse change in the financial condition of any Party or decline or depreciation in the value or market value of any Collateral has occurred since the date of this Note or is reasonably anticipated; (6) the failure of any Party to perform any other obligation to the Bank under this Note or under any other agreement with the Bank; (7) the occurrence of an event of default with respect to any existing or future indebtedness of any Party to the Bank or any other creditor of the Party; (8) a material change in the ownership, control or management of any Party that is an entity, unless such change is approved by the Bank in its sole discretion; (9) if any Party gives notice to the Bank purporting to terminate its obligations under or with respect to this Note; (10) the sale or transfer by a Party of all or substantially all of its assets other than in the ordinary course of business; or (11) any Party commits fraud or makes a material misrepresentation at any time in connection with this Note. If an event of default occurs, or in the event of non-payment of this Note in full at maturity, the entire unpaid balance of this Note will, at the option of the Bank, become immediately due and payable, without notice or demand. Upon the occurrence of an event of default, the Bank will be entitled to interest on the unpaid balance at the stated Rate plus 2.00% (the "Default Rate"), unless otherwise required by law, until paid in full. To the extent permitted by law, upon default, the Bank will have the right, in addition to all other remedies permitted by law, to set off the amount due under this Note or due under any other obligation to the Bank against any and all accounts, whether checking or savings or otherwise, credits, money, stocks, bonds or other security or property of any nature on deposit with, held by, owed by, or in the possession of, the Bank or any of its affiliates to the credit of or for the account of any Party, without notice to or consent by any Party. The remedies provided in this Note and any other agreement between the Bank and any Party are cumulative and not exclusive of any remedies provided by law.

Capital Adequacy

Should the Bank, after the date of this Note, determine that the adoption of any law or regulation regarding capital adequacy, or any change in its interpretation or administration, has or would have the effect of reducing the Bank's rate of return under this Note to a level below that which the Bank could have achieved but for the adoption or change, by an amount which the Bank considers to be material, then, from time to time, 30 days after written demand by the Bank, the undersigned shall pay to the Bank such additional amounts as will compensate the Bank for the reduction. Each demand by the Bank will be made in good faith and accompanied by a certificate claiming compensation under this paragraph and stating the amounts to be paid to it and the basis for the payment.

Late Charges And Other Authorized Charges

If any portion of a payment is at least ten (10) days past due, the undersigned agree to pay a late charge of 5.00% of the amount which is past due. Unless prohibited by applicable law, the undersigned agree to pay the fee established by the Bank from time to time for returned checks if a payment is made on this Note with a check and the check is dishonored for any reason after the second presentment. In addition, as permitted by applicable law, the undersigned agree to pay the following: (1) all expenses, including, without limitation, all court or collection costs, and attorneys' fees of 25% of the unpaid balance of this Note, or actual attorneys' fees if in excess of such amount, whether suit be brought or not, incurred in collecting this Note; (2) all costs incurred in evaluating, preserving or disposing of any Collateral granted as security for the payment of this Note, including the cost of any audits, appraisals, appraisal updates, reappraisals or environmental inspections which the Bank from time to time in its sole discretion may deem necessary; (3) any premiums for property insurance purchased on behalf of the undersigned or on behalf of the owner(s) of the Collateral pursuant to any security instrument relating to the Collateral; (4) any expenses or costs incurred in defending any claim arising out of the execution of this Note or the obligation which it evidences, or otherwise involving the employment by the Bank of attorneys with respect to this Note and the obligations it evidences; and (5) any other charges permitted by applicable law. The undersigned agree to pay these authorized charges on demand or, at the Bank's option, the charges may be added to the unpaid balance of the Note and will accrue interest at the stated Rate. Upon the occurrence of an event of default, interest will accrue at the Default Rate.

Waivers

The undersigned and each other Party waive presentment, demand, protest, notice of protest and notice of dishonor and waive all exemptions, whether homestead or otherwise, as to the obligations evidenced by this Note. The undersigned and each other Party waive any rights to require the Bank to proceed against any other Party or person or any Collateral before proceeding against the undersigned or any of them, or any other Party, and agree that without notice to any Party and without affecting any Party's liability, the Bank, at any time or times, may grant extensions of the time for payment or other indulgences to any Party or permit the renewal or modification of this Note, or permit the substitution, exchange or release of any Collateral for this Note and may add or release any Party primarily or secondarily liable. The undersigned and each other Party agree that the Bank may apply all monies made available to it from any part of the proceeds of the disposition of any Collateral or by exercise of the right of setoff either to the obligations under this Note or to any other obligations of any Party to the Bank, as the Bank may elect from time to time. The undersigned also waive any rights afforded to them by Sections 49-25 and 49-26 of the Code of Virginia of 1950 as amended.
TO THE EXTENT LEGALLY PERMISSIBLE, THE UNDERSIGNED WAIVE ANY RIGHT TO TRIAL BY JURY IN ANY LITIGATION RELATING TO TRANSACTIONS UNDER THIS NOTE, WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE.

Judgment By Confession

The undersigned hereby duly constitute and appoint Terri L. Nelson or Sigur E. Whitaker or F. J. Sheipe as the true and lawful attorney-in-fact for them in any or all of their names, place and stead, and upon the occurrence of an event of default, to confess judgment against them, or any of them, in the Circuit Court for the City of Norfolk, Virginia, upon this Note and all amounts owed hereunder, including all costs of collection, attorneys' fees equal to 25% of the unpaid principal balance hereof and court costs, hereby ratifying and confirming the acts of said attorney-in-fact as if done by themselves, expressly waiving benefit of any homestead or other exemption laws.

Severability, Amendments And No Waiver By Bank

Any provision of this Note which is prohibited or unenforceable will be ineffective to the extent of the prohibition or unenforceability without invalidating the remaining provisions of this Note. No amendment, modification, termination or waiver of any provision of this Note, nor consent to any departure by the undersigned from any term of this Note, will in any event be effective unless it is in writing and signed by an authorized employee of the Bank, and then the waiver or consent will be effective only in the specific instance and for the specific purpose for which given. If the interest Rate is tied to an external index and the index becomes unavailable during the term of this loan, the Bank may designate a substitute index with notice to the Borrower. No failure or delay on the part of the Bank to exercise any right, power or remedy under this Note may be construed as a waiver of the right to exercise the same or any other right at any time.

Liability, Successors And Assigns And Choice of Law

Each of the undersigned shall be jointly and severally obligated and liable on this Note. This Note shall apply to and bind each of the undersigned's heirs, personal representatives, successors and assigns and shall inure to the benefit of the Bank, its successors and assigns. The undersigned agree that certain material events and occurrences relating to this Note bear a reasonable relationship to the Commonwealth of Virginia. The validity, terms, performance and enforcement of this Note shall be governed by applicable federal law and the internal laws of the Commonwealth of Virginia which are applicable to agreements which are negotiated, executed, delivered and performed solely in the Commonwealth of Virginia.

By signing below, the undersigned agree to the terms of this Note and acknowledge receipt of a loan in the Loan Amount shown above.

JTH Tax, Inc. T/A Liberty Tax Service

By: ______________________________ (Seal)

John T Hewitt President & CEO

Name and title printed or typed

CRE 0261 VA (6/00)
630106

SUNTRUST

October 5, 2001

Mr. John T. Hewitt
President
JTH Tax, Inc.
4575 Bonney Road
Virginia Beach, Va. 23462

Dear Mr. Hewitt:

On behalf of SunTrust Bank (the "Bank"), I am pleased to advise that the Bank has approved the request of JTH Tax, Inc. (the "Company") to extend a $1,400,000 non-revolving line of credit (the "Line") to the Company subject to the terms and conditions set forth below.

1. **Amount and Purpose.** Upon acceptance of this letter, the Bank will provide the Line in the amount of $1,400,000 to fund the acquisition or development of software to be used by the Company in the conduct of its business. The Line shall be non-revolving in nature, i.e. the Company may make serial advances on the Line up to the committed amount, but repetitive advances and paydowns will not be available.

2. **Repayment.** Any and all advances on the Line shall be payable on demand, but if demand is not sooner made all advances made on the Line shall be paid in full no later than the expiration date of the Line as hereinafter set forth. Notwithstanding the foregoing, if the Company generates $1,000,000 in earnings before charges for interest, taxes, depreciation and amortization (EBITDA) on its domestic U.S. operations for the fiscal year ending April 30, 2002 the Bank agrees to provide the Company with the option to convert the Line at maturity to a term loan (the "Term Loan") payable over three (3) years.

3. **Interest/Fees.** Interest on the Line and the Term Loan, if such is available to the Company, shall be computed on the aggregate unpaid principal balance outstanding on the Line from time to time at a rate equal to the Libor Index Rate plus 2.75% calculated on the basis of a 360 day year for the actual number of days elapsed. The Libor Index Rate will be the one month Libor established by the British Bankers Association as of 11:00 a.m. (London time) on the first business day of each month as published by an on-line information service such as Bloomberg Financial Markets News Services or any comparable reporting service selected by the Bank. Adjustments to the interest rate on the Line shall be effective as of the first calendar day of the month. Interest shall be billed and paid monthly. In addition, if the Company is eligible for, and converts the Line to, the Term Loan a fee of $7,000 shall be paid to the Bank at closing of the Term Loan. The Bank will consider offering the Company the opportunity to fix the interest rate on the Term Loan, if such is available, by means of an interest rate swap.

4. **Guaranty.** The Line and the Term Loan, if available, and all advances thereunder shall be unconditionally guaranteed by John T. Hewitt .

5. **Expiration of the Line.** Unless extended in writing at the sole option of the Bank, the Line shall expire on April 30, 2002.

6. General and Special Conditions.

A) **Collateral Security.** The Line and the Term Loan, if available, shall be secured by a perfected blanket senior security interest in all the assets of the Company including, without limitation, all notes and accounts receivable, all royalties and franchise fees receivable, inventories, personal property used by the Company in the conduct of its business, and all intangibles now owned or hereafter acquired.

B) **Loan Documents.** The Line and the Term Loan, if available, shall be governed by this letter agreement and by the other loan documents required by the Bank, including the note(s), the security agreement, the guarantees, the UCC financing statement(s) and the corporate borrowing resolution. All loan documents must be in form and substance satisfactory to the Bank.

C) **Expenses.** The Company shall pay all of the Bank's out-of-pocket expenses, including all filing fees and all fees and expenses of the Bank's counsel, in connection with the making of loans from acceptance of this commitment.

D) **Financial Statements.** The Company must furnish to the Bank (1) within 90 days after the end of its fiscal year, a copy of its audited financial statements containing the unqualified report of its independent certified public accountants; (2) within 30 days after the end of each of its calendar months, a copy if their interim internally prepared monthly financial statements including a cashflow statement in form satisfactory to the Bank; (3) an personal financial statement of John T. Hewitt prepared as of a date not later than twelve (12) months from the date of the most recent personal statement provided to the Bank; dated and (4) such other information as the Bank may from time to time request.

E) **Conditions Precedent to Closing.** Closing of the Line shall be expressly subject to the additional capital investment in the Company by Edison Venture Partners in an amount not less than $650,000, such capital investment to be in the form of equity.

F) **Conditions Subsequent to Closing.** The Bank and the Company recognize that the Company's eligibility for conversion of the Line to the Term Loan shall necessarily be determined on the basis of unaudited internally prepared financial statements of the Company. In the event the Line is converted to the Term Loan based on such unaudited financial information, and that financial information when and if adjusted on audit results in a finding that the Company was not eligible for conversion of the Line to the Term Loan, the Company agrees to repay the Term Loan in full within ten (10) calendar days of any such finding.

G) **Financial Covenants.** If the Line is converted to the Term Loan the Company shall comply with the following financial covenants calculated in accordance with generally accepted accounting principles tested annually at the end of each of the Company's fiscal years commencing with the fiscal year ending April 30, 2003:

7.

1. **Minimum Debt Service Coverage Ratio (DSCR).** The Company shall maintain a minimum DSCR of 1.5 to 1 measured on the basis of : (net income after taxes + depreciation + amortization + interest) / (current maturities of long term debt and capital lease obligations + interest);
1. **Minimum Tangible Net Worth.** The Company shall maintain a minimum tangible net worth of not less than USD $9,500,000; and
2. **Maximum Total Debt to Tangible Net Worth.** The Company shall not permit its ratio of total indebtedness (less and except all subordinated debt) to its tangible net worth to exceed 60%.

8. **Non-Assignability.** The Commitment is personal to the Company and is not assignable by operation of law or otherwise, and any attempted assignment shall be null and void and of no force and effect.

9. **Governing Law.** This commitment shall be governed by the internal laws of the Commonwealth of Virginia and applicable federal laws.

10. **Events of Default.** Those outlined in the Bank's standard promissory note or the failure of the Company or any guarantor to comply with any terms of any agreement with the Bank.

Should you have any questions concerning ther terms of this letter, please do not hesitate to call me at 624-5594. Otherwise, if the terms and conditions of this letter are satisfactory, please indicate your acceptance by signing and returning the enclosed copy of this letter no later than October 25, 2001, when this commitment will otherwise expire.

Also, the Line must be closed within 30 days from the date of this letter, or this commitment will expire.

We appreciate the opportunity to be of assistance in this matter and wish you continued success.

Sincerely yours,

SUNTRUST BANK

By:______________________________
G. Wilson Thomas, II
Commercial Division

Accepted and agreed to this ______________ day of __________________, __________.

JTH Tax, Inc.

By:______________________________

Title:______________________________

Guarantor's Acceptance

____
John T. Hewitt

SunTrust

April 30, 2002

Mr. John T. Hewitt
President
JTH Tax, Inc.
4575 Bonney Road
Virginia Beach, Va. 23462

Dear Mr. Hewitt:

On behalf of SunTrust Bank (the "Bank"), I am pleased to advise that the Bank has approved the request of JTH Tax, Inc. (the "Company") to convert to a term repayment the remaining balance on a $1,400,000 non-revolving line of credit (the "Line") previously extended to the Company. This offer is expressly subject to the terms and conditions set forth below.

1. **Amount and Purpose.** Upon acceptance of this letter, the Bank will convert the Line in the amount of $1,400,000 originally extended to the Company on October 5, 2001 to fund the acquisition or development of software to be used by the Company in the conduct of its business to a term loan (the "Term Loan").

2. **Repayment.** The closing date of the Term Loan shall be May 15, 2002. The Term Loan shall be repaid in three (3) annual payments in the amounts of $500,000, $500,000 and $400,000 on February 28, 2003, 2004, and 2005, respectively. Interest on the outstanding balance of the Term Loan shall be paid monthly on the first day of each calendar month commencing on June 1, 2002.

3. **Interest.** Interest on the Term Loan shall be computed on the aggregate principal balance outstanding from time to time at a rate equal to the Libor Index Rate plus 1.85% calculated on the basis of a 360 day year for the actual number of days elapsed. The Libor Index Rate will be the one month Libor established by the British Bankers Association as of 11:00 a.m. (London time) on the first business day of each month as published by an on-line information service such as Bloomberg Financial Markets News Services or any comparable reporting service selected by the Bank. Adjustments to the interest rate on the Line shall be effective as of the first calendar day of the month. Interest shall be billed and paid monthly. The Bank is prepared to offer the Company the opportunity to hedge the interest rate risk on the Term Loan by means of an interest rate swap. In the event the Company desires to hedge such interest rate risk, the swap transaction shall be governed by the terms and conditions of the interest rate swap agreement provided to the Company by SunTrust Robinson Humphrey ("STRH").

4. **Guaranty.** The Term Loan shall be unconditionally guaranteed by John T. Hewitt .

5. **General and Special Conditions.**

A) **Collateral Security.** The Term Loan shall be secured by a perfected blanket senior security interest in all the assets of the Company including, without limitation, all notes and accounts receivable, all royalties and franchise fees receivable, inventories, personal property used by the Company in the conduct of its business, and all intangibles now owned or hereafter acquired.

B) **Loan Documents.** The Term Loan shall be governed by this letter agreement and by the other loan documents required by the Bank, including the note(s), the security agreement, the guarantees, the UCC financing statement(s) and the corporate borrowing resolution. All loan documents must be in form and substance satisfactory to the Bank. Any interest rate swap transaction shall be governed by the interest rate hedging documents provided by STRH.

C) **Expenses.** The Company shall pay all of the Bank's out-of-pocket expenses, including all filing fees and all fees and expenses of the Bank's counsel, in connection with the making of loans from acceptance of this commitment.

D) **Financial Statements.** The Company must furnish to the Bank (1) within 90 days after the end of its fiscal year, a copy of its audited financial statements containing the unqualified report of its independent certified public accountants; (2) within 30 days after the end of each of its calendar months, a copy of its interim internally prepared monthly financial statements including a cashflow statement in form satisfactory to the Bank; (3) an personal financial statement of John T. Hewitt prepared as of a date not later than twelve (12) months from the date of the most recent personal statement provided to the Bank; dated and (4) such other information as the Bank may from time to time request.

E) **Conditions Subsequent to Closing.** The Bank and the Company recognize that the Company's eligibility for conversion of the Line to the Term Loan has been necessarily determined on the basis of the unaudited internally prepared financial statements of the Company. In the event the Company's audited financial statements reflect that the Company did not earn $1,000,000 in income before interest, taxes, depreciation and amortization for the fiscal year ending April 30, 2002, the Company agrees to repay the Term Loan in full within ten (10) calendar days of any such finding.

F) **Financial Covenants.** Company shall comply with the following financial covenants calculated in accordance with generally accepted accounting principles tested annually at the end of each of the Company's fiscal years commencing with the fiscal year ending April 30, 2002:

1. **Minimum Debt Service Coverage Ratio (DSCR).** The Company shall maintain a minimum DSCR of 1.5 to 1 measured on the basis of : (net income after taxes + depreciation + amortization + interest) / (current maturities of long term debt and capital lease obligations + interest);
1. **Minimum Tangible Net Worth.** The Company shall maintain a minimum tangible net worth of not less than USD $9,500,000; and
2. **Maximum Total Debt to Tangible Net Worth.** The Company shall not permit its ratio of total indebtedness (less and except all subordinated debt) to its tangible net worth to exceed 60%.

6. **Non-Assignability.** The Commitment is personal to the Company and is not assignable by operation of law or otherwise, and any attempted assignment shall be null and void and of no force and effect.

7. **Governing Law.** This commitment shall be governed by the internal laws of the Commonwealth of Virginia and applicable federal laws.

8. **Events of Default.** Those outlined in the Bank's standard promissory note or the failure of the Company or any guarantor to comply with any terms of any agreement with the Bank and, with respect to any subsequent interest rate swap transaction, the default provisions set forth in the STRH documents.

Should you have any questions concerning the terms of this letter, please do not hesitate to call me at 624-5594. Otherwise, if the terms and conditions of this letter are satisfactory, please indicate your acceptance by signing and returning the enclosed copy of this letter no later than May 10, 2002, when this offering will otherwise expire.

We appreciate the opportunity to be of assistance in this matter and wish you continued success.

Sincerely yours,

SUNTRUST BANK

By:______________________________
G. Wilson Thomas, II
Senior Vice President
Commercial Division

Accepted and agreed to this ______________ day of __________________, _________.

JTH Tax, Inc.

By:________________________________

Title:______________________________

Guarantor's Acceptance

____
John T. Hewitt

EXHIBIT 6.3

SUNTRUST

Commercial Note

Borrower:	JTH Tax, Inc. T/A Liberty Tax Service		
Loan Amount:	Two Million Dollars and no cents ($2,000,000.00)		
Borrower's Address:	4575 Bonney Road Virginia Beach, VA 23462-3831		
Officer:	Mgd By Bill Thomas ________ (initials)		**Date:** June 26, 2001
Account No:	0000187545	**Note No:** 0000000026	**Note Type:** Renewal Loan

IMPORTANT NOTICE

THIS INSTRUMENT CONTAINS A CONFESSION OF JUDGMENT PROVISION WHICH CONSTITUTES A WAIVER OF IMPORTANT RIGHTS YOU MAY HAVE AS A DEBTOR AND ALLOWS THE CREDITOR TO OBTAIN A JUDGMENT AGAINST YOU WITHOUT ANY FURTHER NOTICE.

For value received, the undersigned (whether one or more) jointly and severally promise to pay to the order of SunTrust Bank (the "Bank") at any of its offices, or at such place as the Bank may designate in writing, without offset and in immediately available funds, the Loan Amount shown above plus interest and any other amounts due, upon the terms specified below.

Loan Type And Repayment Terms

Loan Type: Revolving Master Borrowing Line

This is an open end revolving line of credit. You may borrow an aggregate principal amount up to the Loan Amount shown above outstanding at any one time.

Repayment Terms: Principal on demand, plus interest, but the undersigned shall be liable for only so much of the Loan Amount as shall be equal to the total advanced to or for the undersigned, or any of them, by the Bank from time to time, less all payments made by or for the undersigned and applied by the Bank to principal, plus interest on each such advance, and any other amounts due all as shown on the Bank's books and records, which shall be prima facie evidence of the amount owed.

This Master Borrowing arrangement will terminate upon written notice from the Bank to the undersigned, or if such notice is not sooner given, on 05/31/2002 unless an alternate termination date is indicated in the "Agreement", as defined below.

The Bank shall have the right to demand payment at any time even if an event of default (as identified in this Note) has not occurred.

Additional Terms And Conditions:

This Note is governed by additional terms and conditions contained in a Commitment Letter between the undersigned and the Bank dated June 20, 2001, and any modifications, renewals, extensions or replacements thereof (the "Agreement"), which is incorporated in this Note by reference. In the event of a conflict between any term or condition contained in this Note and in the Agreement, such term or condition of the Agreement shall control.

Interest

Accrued interest will be payable on the 10th day of each month beginning on August 10, 2001.

Interest will accrue daily on an actual/360 basis (that is, on the actual number of days elapsed over a year of 360 days).

Payments received by the Bank shall be applied in such order as determined by the Bank, in its sole discretion, as permitted by law. Interest will accrue from the date of this Note on the unpaid balance and will continue to accrue after maturity, whether by acceleration or otherwise, until this Note is paid in full. If this is a variable rate transaction, the interest rate is prospectively subject to increase or decrease without prior notice, and if this is a Term-Variable Payment loan, adjustments in the payment schedule will be made as necessary. If this is a variable rate transaction which uses SunTrust Prime Rate as the Index, the Index is subject to increase or decrease at the sole option of the Bank.

CRE 0261 VA (6/00)
Copies: 0 Distribution: Original - Collateral File
__________ (Bor's initials)

630106

Subject to the above, interest per annum payable on this Note (the "Rate") will be the "Index" (as defined in this Note) plus a margin of 2.250%. The "Index" shall be the one month LIBOR established by the British Bankers Association as of 11:00 a.m. (London Time) on the first business day of each month as published by an on-line information service, such as Bloomberg Financial Markets News Services or any comparable reporting service selected by the Bank. The Rate shall be adjusted on the first business day of the month. Adjustments to the Rate shall be effective monthly beginning July 1, 2001 and on the same day or each month thereafter.

This Note represents a renewal and an increase to the balance owed on note number 00001875450000000026 dated January 7, 2000.

Collateral

Any collateral pledged to the Bank to secure any of the undersigned's existing or future liabilities to the Bank shall secure this Note. To the extent permitted by law, each of the undersigned grants to the Bank a security interest in and a lien upon all deposits or investments maintained by the undersigned with, and all indebtedness owed to the undersigned by, the Bank or any of its affiliates.

This Note is also secured by the following collateral and proceeds thereof:

All accounts, contract rights, chattel paper, instruments, documents and general intangibles now existing or hereafter acquired and all proceeds and products thereof as more particularly described in a Security Agreement by JTH Tax, Inc. T/A Liberty Tax Service dated January 7, 2000.

All of this security is referred to collectively as the "Collateral." The Collateral is security for the payment of this Note and any other liability (including overdrafts and future advances) of the undersigned to the Bank, however evidenced, now existing or hereafter incurred; matured or unmatured, direct or indirect, absolute or contingent, several, joint, or joint and several, including any extensions, modifications or renewals. The proceeds of any Collateral may be applied against the liabilities of the undersigned to the Bank in any order at the option of the Bank.

Loan Purpose And Updated Financial Information Required

The undersigned warrant and represent that the loan evidenced by this Note is being made solely for the purpose of acquiring or carrying on a business, professional or commercial activity or acquiring real or personal property as an investment (other than a personal investment) or for carrying on an investment activity (other than a personal investment activity). The undersigned agree to provide to the Bank updated financial information, including, but not limited to, tax returns, current financial statements in form satisfactory to the Bank, as well as additional information, reports or schedules (financial or otherwise), all as the Bank may from time to time request.

Default, Acceleration And Setoff

Any one of the following will constitute an event of default under the terms of this Note: (1) the failure to make when due any instalment or other payment, whether of principal, interest, late charges or other authorized charges due under this Note, or the failure to pay the amount demanded by the Bank if this Note is payable on demand; (2) the death, dissolution, merger, acquisition, consolidation or termination of existence of the undersigned, any guarantor of the indebtedness of any of the undersigned to the Bank, any endorser, or any other party to this Note (collectively called a "Party"); (3) the insolvency or inability to pay debts as they mature of any Party, or the application for the appointment of a receiver for any Party or the filing of a petition under any provision of the Bankruptcy Code or other insolvency law, statute or proceeding by or against any Party or any assignment for the benefit of creditors by or against any Party; (4) the entry of a judgment against any Party or the issuance or service of any attachment, levy or garnishment against any Party or the property of any Party, or the repossession or seizure of property of any Party; (5) a determination by the Bank that it deems itself insecure or that a material adverse change in the financial condition of any Party or decline or depreciation in the value or market value of any Collateral has occurred since the date of this Note or is reasonably anticipated; (6) the failure of any Party to perform any other obligation to the Bank under this Note or under any other agreement with the Bank; (7) the occurrence of an event of default with respect to any existing or future indebtedness of any Party to the Bank or any other creditor of the Party; (8) a material change in the ownership, control or management of any Party that is an entity, unless such change is approved by the Bank in its sole discretion; (9) if any Party gives notice to the Bank purporting to terminate its obligations under or with respect to this Note; (10) the sale or transfer by a Party of all or substantially all of its assets other than in the ordinary course of business; or (11) any Party commits fraud or makes a material misrepresentation at any time in connection with this Note. If an event of default occurs, or in the event of non-payment of this Note in full at maturity, the entire unpaid balance of this Note will, at the option of the Bank, become immediately due and payable, without notice or demand. Upon the occurrence of an event of default, the Bank will be entitled to interest on the unpaid balance at the stated Rate plus 2.00% (the "Default Rate"), unless otherwise required by law, until paid in full. To the extent permitted by law, upon default, the Bank will have the right, in addition to all other remedies permitted by law, to set off the amount due under this Note or due under any other obligation to the Bank against any and all accounts, whether checking or savings or otherwise, credits, money, stocks, bonds or other security or property of any nature on deposit with, held by, owed by, or in the possession of, the Bank or any of its affiliates to the credit of or for the account of any Party, without notice to or consent by any Party. The remedies provided in this Note and any other agreement between the Bank and any Party are cumulative and not exclusive of any remedies provided by law.

Capital Adequacy

Should the Bank, after the date of this Note, determine that the adoption of any law or regulation regarding capital adequacy, or any change in its interpretation or administration, has or would have the effect of reducing the Bank's rate of return under this Note to a level below that which the Bank could have achieved but for the adoption or change, by an amount which the Bank considers to be material, then, from time to time, 30 days after written demand by the Bank, the undersigned shall pay to the Bank such additional amounts as will compensate the Bank for the reduction. Each demand by the Bank will be made in good faith and accompanied by a certificate claiming compensation under this paragraph and stating the amounts to be paid to it and the basis for the payment.

Late Charges And Other Authorized Charges

If any portion of a payment is at least ten (10) days past due, the undersigned agree to pay a late charge of 5.00% of the amount which is past due. Unless prohibited by applicable law, the undersigned agree to pay the fee established by the Bank from time to time for returned checks if a payment is made on this Note with a check and the check is dishonored for any reason after the second presentment. In addition, as permitted by applicable law, the undersigned agree to pay the following: (1) all expenses, including, without limitation, all court or collection costs, and attorneys' fees of 25% of the unpaid balance of this Note, or actual attorneys' fees if in excess of such amount, whether suit be brought or not, incurred in collecting this Note; (2) all costs incurred in evaluating, preserving or disposing of any Collateral granted as security for the payment of this Note, including the cost of any audits, appraisals, appraisal updates, reappraisals or environmental inspections which the Bank from time to time in its sole discretion may deem necessary; (3) any premiums for property insurance purchased on behalf of the undersigned or on behalf of the owner(s) of the Collateral pursuant to any security instrument relating to the Collateral; (4) any expenses or costs incurred in defending any claim arising out of the execution of this Note or the obligation which it evidences, or otherwise involving the employment by the Bank of attorneys with respect to this Note and the obligations it evidences; and (5) any other charges permitted by applicable law. The undersigned agree to pay these authorized charges on demand or, at the Bank's option, the charges may be added to the unpaid balance of the Note and will accrue interest at the stated Rate. Upon the occurrence of an event of default, interest will accrue at the Default Rate.

Waivers

The undersigned and each other Party waive presentment, demand, protest, notice of protest and notice of dishonor and waive all exemptions, whether homestead or otherwise, as to the obligations evidenced by this Note. The undersigned and each other Party waive any rights to require the Bank to proceed against any other Party or person or any Collateral before proceeding against the undersigned or any of them, or any other Party, and agree that without notice to any Party and without affecting any Party's liability, the Bank, at any time or times, may grant extensions of the time for payment or other indulgences to any Party or permit the renewal or modification of this Note, or permit the substitution, exchange or release of any Collateral for this Note and may add or release any Party primarily or secondarily liable. The undersigned and each other Party agree that the Bank may apply all monies made available to it from any part of the proceeds of the disposition of any Collateral or by exercise of the right of setoff either to the obligations under this Note or to any other obligations of any Party to the Bank, as the Bank may elect from time to time. The undersigned also waive any rights afforded to them by Sections 49-25 and 49-26 of the Code of Virginia of 1950 as amended.
TO THE EXTENT LEGALLY PERMISSIBLE, THE UNDERSIGNED WAIVE ANY RIGHT TO TRIAL BY JURY IN ANY LITIGATION RELATING TO TRANSACTIONS UNDER THIS NOTE, WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE.

Judgment By Confession

The undersigned hereby duly constitute and appoint Terri L. Nelson or Sigur E. Whitaker as the true and lawful attorney-in-fact for them in any or all of their names, place and stead, and upon the occurrence of an event of default, to confess judgment against them, or any of them, in the Circuit Court for the City of Norfolk, Virginia, upon this Note and all amounts owed hereunder, including all costs of collection, attorneys' fees equal to 25% of the unpaid principal balance hereof and court costs, hereby ratifying and confirming the acts of said attorney-in-fact as if done by themselves, expressly waiving benefit of any homestead or other exemption laws.

Severability, Amendments And No Waiver By Bank

Any provision of this Note which is prohibited or unenforceable will be ineffective to the extent of the prohibition or unenforceability without invalidating the remaining provisions of this Note. No amendment, modification, termination or waiver of any provision of this Note, nor consent to any departure by the undersigned from any term of this Note, will in any event be effective unless it is in writing and signed by an authorized employee of the Bank, and then the waiver or consent will be effective only in the specific instance and for the specific purpose for which given. If the interest Rate is tied to an external index and the index becomes unavailable during the term of this loan, the Bank may designate a substitute index with notice to the Borrower. No failure or delay on the part of the Bank to exercise any right, power or remedy under this Note may be construed as a waiver of the right to exercise the same or any other right at any time.

Liability, Successors And Assigns And Choice of Law

Each of the undersigned shall be jointly and severally obligated and liable on this Note. This Note shall apply to and bind each of the undersigned's heirs, personal representatives, successors and assigns and shall inure to the benefit of the Bank, its successors and assigns. The undersigned agree that certain material events and occurrences relating to this Note bear a reasonable relationship to the Commonwealth of Virginia. The validity, terms, performance and enforcement of this Note shall be governed by applicable federal law and the internal laws of the Commonwealth of Virginia which are applicable to agreements which are negotiated, executed, delivered and performed solely in the Commonwealth of Virginia.

By signing below, the undersigned agree to the terms of this Note and acknowledge receipt of a loan in the Loan Amount shown above.

JTH Tax, Inc. T/A Liberty Tax Service

By: ______________________ (Seal)

John T Hewitt

Name and title printed or typed

CRE 0261 VA (6/00)

630106

SunTrust

April 29, 2002

Mr. Tim Robinson
Chief Financial Officer
JTH Tax, Inc. T/A Liberty Tax Service
4575 Bonney Road
Virginia Beach, Va. 23462

Dear Tim:

This is to advise that SunTrust Bank (the "Bank") has extended the maturity of JTH Tax, Inc.'s (the "Company") $2,000,000 line of credit (the "Line") through July 31, 2002 pending receipt of the Company's audited April 30, 2002 financial statements. No other terms or conditions of the Line are hereby modified or amended.

Should you have any questions concerning this matter, please feel free to contact me at 624-5594.

Sincerely,

G. Wilson Thomas, II
Senior Vice President
Commercial Banking

EXHIBIT 6.4

LOAN AND SECURITY AGREEMENT

dated as of July 30, 2001

between

JTH TAX, INC.

and

ENVEST VENTURES I, LLC

TABLE OF CONTENTS

LOAN AND SECURITY AGREEMENT

THIS LOAN AND SECURITY AGREEMENT ("Agreement"), dated as of the 30th day of July, 2001, is made and entered into on the terms and conditions hereinafter set forth, by and between **JTH TAX, INC.** ("Borrower"), a Delaware corporation, and **ENVEST VENTURES I, LLC**, a Virginia limited liability company ("Lender").

RECITALS:

WHEREAS, Borrower has requested that Lender make available to Borrower a loan in the principal amount of up to $2,000,000 (the "Loan") on the terms and conditions hereinafter set forth, and for the purposes hereinafter set forth; and

WHEREAS, in order to induce Lender to make the Loan to Borrower, Borrower has made certain representations to Lender and has agreed to issue and sell to Lender a warrant to purchase shares of Borrower's Class A Common Stock; and

WHEREAS, Lender, in reliance upon the representations and inducements of Borrower, has agreed to make the Loan upon the terms and conditions hereinafter set forth;

NOW, THEREFORE, in consideration of the agreement of Lender to make the Loan, the mutual covenants and agreements hereinafter set forth, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Borrower and Lender hereby agree as follows:

ARTICLE I
DEBENTURE AND WARRANT

Section 1.1 Authorization of Debenture and Warrant.

Borrower has authorized the issuance and sale of (a) its Senior Subordinated Debenture to be made and delivered to Lender on the Closing Date (as hereinafter defined), in the aggregate principal amount of $2,000,000 (the "Debenture"), which shall be in substantially the form attached hereto as Exhibit A, and (b) a Stock Purchase Warrant (the "Warrant") to be delivered on the Closing Date, which shall be in substantially the form attached hereto as Exhibit B. Contemporaneously with the delivery of the Warrant, Borrower and Envest will each execute and deliver an Investor Rights Agreement (the "Investor Rights Agreement") in substantially the form attached hereto as Exhibit C (the Warrant and the Investor Rights Agreement shall be referred to herein as the "Investment Documents").

Section 1.2 Sale and Purchase of Debenture and Warrant.

(a) Closing. Subject to the terms and conditions hereof and on the basis of the representations and warranties hereinafter set forth, Borrower agrees to issue and sell to Lender and Lender agrees to purchase from Borrower, (i) the Debenture, and (ii) the Warrant, which shall entitle Lender to purchase certain shares of Class A Common Stock in Borrower (the "Warrant Shares") as further described in the Warrant.

(b) Delivery. Delivery of the Debenture and the Warrant will be made at the office of Borrower's counsel against payment therefor in the amount of $2 million by federal funds wire transfer to Borrower's counsel's trust account and to the accounts and in the amounts in accordance with Borrower's written instructions (the "Closing"), on the date hereof, or such later date as Borrower and Lender shall agree (the "Closing Date").

(c) Investment Representations. Lender represents and warrants that it is purchasing the Warrant for its own account, for investment purposes and not with a view to the distribution thereof. The foregoing representations and warranties shall not be construed as imposing any limitation on Lender's right to transfer the Warrant or any of the Warrant Shares that is not otherwise expressly set forth herein or in the Warrant or required by applicable law.

Section 1.3 Closing Fee.

Borrower agrees to pay to Lender on or before the Closing Date a closing fee in an amount equal to $50,000 ("Closing Fee"), which Closing Fee once paid shall be fully earned by Lender and non-refundable.

ARTICLE II
SECURITY; SUBORDINATION

Section 2.1 Security.

Borrower hereby grants, assigns and pledges to Lender a security interest in the following described property and interests in property, together with all proceeds thereof (collectively, "the Collateral") to secure the Secured Obligations (as hereinafter defined):

(a) Equipment. All tangible personal property, goods, books, records, motor vehicles, machinery and equipment of Borrower, all data processing and office equipment of Borrower, all computer equipment, hardware and firmware of Borrower, all furniture, fixtures, appliances of Borrower and all other goods of Borrower of every type and description, whether now owned or hereafter acquired and wherever located, together with all parts, accessories and attachments and all replacements thereof and additions thereto; and

(b) Inventory. All inventory and goods of Borrower, whether held for lease, sale or furnishing under contracts of service, all agreements for lease of same and rentals therefrom, whether now in existence or owned or hereafter acquired and wherever located; and

(c) General Intangibles. All rights, interests, chooses in action, causes of action, claims and all other intangible property of Borrower of every kind and nature, in each instance whether now owned or hereafter acquired, including, but not limited to, all company and business records; all loans, royalties, and other obligations receivable; all trade secrets, inventions, designs, patents, patent applications, registered or unregistered service marks, trade names, trademarks, copyrights and the goodwill associated therewith and incorporated therein, and all registrations and applications for registration related thereto; goodwill, licenses, permits, franchises and customer lists; all customer and supplier contracts, rights under license and franchise agreements, and other contracts and contract rights; all right, title and interest under leases, subleases, licenses and concessions and other agreements relating to real or personal property and any security agreements relating thereto; all rights to indemnification; all proceeds of insurance of which Borrower is beneficiary; all letters of credit, guarantees, liens, security interests and other security held by or granted to Borrower; and all other intangible property, whether or not similar to the foregoing; and

(d) Accounts, Chattel Paper, Instruments, Securities and Documents. All of Borrower's accounts, accounts receivable, contract rights, certificates of deposit, notes, drafts, chattel paper, instruments, shares of stock and other securities, and documents, whether now in existence or owned or hereafter acquired, entered into, created or arising, and wherever located; and

(e) All demand, time, savings, passbook and other deposit accounts of Borrower with all banks, credit unions, savings and loan associations and other financial institutions which are now owned or hereafter acquired by Borrower or in which Borrower now has or hereafter acquires any right, title or interest; and

(f) All awards and other payments in respect of any taking and all insurance proceeds in respect of any of the foregoing, together with all amounts received by Lender, or expended by Lender pursuant to this Agreement and all monies and claims for money due and to become due to Borrower under all its accounts, contract rights, leases and general intangibles as said terms are defined in the Uniform Commercial Code of the Commonwealth of Virginia.

(g) Other Property. All property or interests in any other property now owned or hereafter acquired by Borrower.

Section 2.2 Security Instruments; Loan Documents.

This Agreement and any other instruments, documents or agreements now or hereafter securing the Secured Obligations are herein collectively referred to as the "Security Instruments." The Security Instruments, together with the Debenture and any and all other documents which Borrower or any other party or parties have executed and delivered, or may hereafter execute and deliver, to evidence, secure or guaranty the Secured Obligations, or any part thereof, as the same may from time to time be extended, amended, restated, supplemented or otherwise modified, are herein individually referred to as a "Loan Document" and collectively referred to as the "Loan Documents."

Section 2.3 Secured Obligations.

Without limiting any of the provisions thereof, the Security Instruments shall secure all present and future debts, obligations and liabilities of Borrower to Lender arising pursuant to, and/or on account of, the Debenture or any of the other Loan Documents (which debts, obligations and liabilities are herein referred to collectively as the "Secured Obligations"), including without limitation:

(a) the obligation to pay all principal, interest, late charges and prepayment premiums (if any) due at any time under the Debenture;

(b) the full and prompt performance of all of the obligations of Borrower to Lender under the Loan Documents to which Borrower is a party;

(c) the full and prompt payment of all court costs, and other reasonable expenses and costs of whatever kind incident to the collection of the indebtedness evidenced by the Debenture, the enforcement or protection of the security interests of the Security Instruments or the exercise by Lender of any rights or remedies of Lender with respect to the indebtedness evidenced by the Debenture, including without limitation reasonable attorneys' fees incurred by Lender, all of which Borrower agrees to pay to Lender upon demand.

Section 2.4 Subordination.

Notwithstanding anything to the contrary in this Agreement, the Debenture or any of the other Loan Documents, Lender has agreed to subordinate the indebtedness evidenced by the Debenture (a) to the rights of SunTrust Bank with respect to its security interest in the approximately $3.5 million of principal amount in certain notes receivable held by SunTrust Bank as collateral (including the proceeds thereof) (the "SunTrust Collateral") for a $2 million line of credit loan to the Company (the "SunTrust Loan"), and (b) to the other indebtedness specified in Section 4.22(a) (the "Senior Indebtedness).

ARTICLE III
WARRANTIES

Borrower hereby represents and warrants to Lender as follows:

Section 3.1 Organization.

Borrower is a corporation duly organized and validly existing under the laws of Delaware and has all requisite corporate power and authority to own, lease and operate its properties, to carry on its business and to perform its obligations under this Agreement, the other Loan Documents and the Investment Documents. Borrower is qualified and in good standing in all such other jurisdictions, if any, in which the conduct of its business or its ownership, leasing or operation of property requires such qualification and the failure so to qualify would have a material adverse effect, taken as a whole, on the business, properties, assets, prospects or conditions (financial or otherwise) of Borrower. Borrower has provided Investor with true, correct and complete copies of its Certificate of Incorporation and its Bylaws (the "Certificate of Incorporation" and the "Bylaws", respectively). Each of EmployeesPlus, Inc. and Liberty Tax, Inc. (the "Subsidiaries") is a corporation duly organized and validly existing under the laws of its jurisdiction of incorporation and has all requisite corporate power and authority to own, lease and operate its properties. Each of the Subsidiaries is qualified and in good standing in all such other jurisdictions, if any, in which the conduct of its business or its ownership, leasing or operation of property requires such qualification and the failure so to qualify would have a material adverse effect, taken as a whole, on the business, properties, assets, prospects or conditions (financial or otherwise) of Borrower.

Section 3.2 Capitalization.

The authorized capital stock of Borrower consists of 2,220,000 shares of Common Stock, $1.00 par value and 320,000 shares of Preferred Stock, $1.00 par value, of which 729,847 shares of Class A Common Stock, 90,000 shares of Class B Common Stock, 90,000 shares of Series A Preferred Stock and 25,000 shares of Class B Preferred Stock have been validly issued and are outstanding, fully paid and nonassessable, with no personal liability attaching to the ownership thereof. Except with respect to (a) the Class A Preferred Stock and the Class B Preferred Stock, (b) the Borrower's stock option plan, and (c) the Borrower's obligation to issue 260,000 additional shares of Class A Common Stock to Scott Lake Holdings, Ltd., and DataTax, Inc. there are no preemptive or similar rights to purchase, nor any outstanding warrants, options, agreements, convertible securities or other commitments pursuant to which Borrower is or may become obligated to issue any shares of capital stock or other securities of Borrower. Except with respect to (a) the Class A Preferred Stock and the Class B Preferred Stock, (b) the Borrower's stock option plan, and (c) the Borrower's obligation to issue 260,000 additional shares of Class A Common Stock to Scott Lake Holdings, Ltd. and DataTax, Inc. (or their designees), there is no agreement, restriction or encumbrance (such as a right of first refusal, right of first offer, proxy, voting agreement, etc.) with respect to the sale or voting of any shares of capital stock of Borrower. Borrower has not violated applicable securities or corporate laws in connection with the issuance of any securities of Borrower prior to the Closing.

Section 3.3 Encumbrances.

Borrower owns all of its property and assets, real, personal or mixed, tangible or intangible, subject to no mortgages, liens, security interests, pledges, charges or other encumbrances of any kind except as set forth in the Financial Statements (as defined in Section 3.13)or Schedule 3.3. Borrower has good, indefeasible and insurable title or has a valid leasehold interest in, or valid license for, all assets necessary for the conduct of its business as presently conducted or as proposed to be conducted, free and clear of all liens and encumbrances except as set forth on Schedule 3.3.

Section 3.4 Intellectual Property.

Borrower owns and possesses all intellectual property rights necessary or required for the conduct of its business. To Borrower's knowledge, no product or service manufactured, marketed or sold by Borrower infringes any intellectual property rights or assumed name of another. Borrower has taken reasonable steps to protect its proprietary information and all inventions, discoveries and developments of employees, consultants and agents of Borrower which are used in Borrower's business are owned by Borrower. Borrower has secured and maintained full protection and exclusive ownership for all of its proprietary rights the absence of which would have a material adverse effect on the business, properties, assets, prospects or conditions (financial or otherwise) of Borrower, both within the United States and in foreign countries where its products and services are offered. Borrower has not granted or transferred any rights in its intellectual property rights to any third party, and is not aware of any infringement, misappropriation or misuse of its intellectual property rights by any third party. To Borrower's knowledge, all rights to the names used by Borrower are owned exclusively by Borrower.

Section 3.5 Litigation.

Except with respect to the pending litigation with H&R Block in which Borrower is the plaintiff, there is no action, suit, customer claim, proceeding or, to Borrower's knowledge, investigation, nor any judgment, decree, injunction or order at law or in equity or by or before any court, arbitrator, governmental instrumentality or other agency now existing, pending or, to Borrower's knowledge, threatened against or affecting Borrower which in the aggregate, if determined adversely to Borrower, would have a material adverse effect, taken as a whole, on the business, properties, assets, prospects or conditions (financial or otherwise) of Borrower, nor, to Borrower's knowledge, does there exist any basis for any of the foregoing. No professional liability claims are existing, pending or, to Borrower's knowledge, threatened against or affecting Borrower.

Section 3.6 No Defaults.

Borrower is not in default (a) under its Certificate of Incorporation or Bylaws, or any material indenture, mortgage, lease, purchase or sales order, or any other contract, agreement or instrument to which Borrower is a party or by which it or any of its property is bound or affected, or (b) with respect to any order, writ, injunction or decree of any court or any Federal, state, municipal or other domestic or foreign governmental department, commission, board, bureau, agency or instrumentality. There exists no condition, event or act which constitutes, or which after notice, lapse of time or both, would constitute, a default by Borrower under any of the foregoing.

Section 3.7 Employment of Officers, Employees and Consultants.

To Borrower's knowledge, no third party may assert any valid claim against Borrower or any of the Designated Persons (as hereinafter defined) with respect to (a) the continued employment by, or association with, Borrower, of any of Borrower's present officers, employee, consultants, sales agents or representatives (collectively, the "Designated Persons") or (b) the use, in connection with any business presently conducted or proposed to be conducted by Borrower, by any of the Designated Persons of any information which Borrower or any of the Designated Persons would be prohibited from using under any prior agreements or arrangements or any legal considerations applicable to unfair competition, trade secrets or proprietary information.

Section 3.8 Taxes.

Borrower has filed all required federal, state, local and foreign estimated and actual tax returns and paid all taxes due thereunder including all interest and penalties. Each of such returns was prepared in conformity in all material respects with accurate books and records of Borrower. Borrower has paid all estimated and actual taxes pursuant to any assessments received by it or which it is obligated to withhold from amounts owing to any employee, creditor or third party.

Any disputed taxes have been adequately reserved for in the Financial Statements (as defined in Section 3.13).

Section 3.9 Compliance.

Borrower (a) has complied, and in carrying out its contemplated business will be in compliance, with all federal, state, local and foreign laws, ordinances, regulations and orders applicable to it, its business, the ownership of its assets, and the environment which, if not complied with by Borrower, would have a material adverse effect, taken as a whole, on the business, properties, assets, prospects or conditions (financial or otherwise) of Borrower, and (b) has all federal, state, local and foreign governmental licenses and permits, which, if not possessed by Borrower, would have a material adverse effect, taken as a whole, on the business, properties, assets, prospects or condition (financial or otherwise) of Borrower; such licenses and permits are in full force and effect, no material violations have been recorded in respect of any such licenses or permits, and no proceeding is pending or to Borrower's knowledge, threatened to revoke or limit any thereof.

Section 3.10 Insurance.

The insurable properties, assets and operations of Borrower are insured for its benefit in amounts deemed adequate by Borrower against all risks usually insured against by persons operating similar properties in the localities where such properties are located, under policies in effect and issued by insurers of recognized responsibility. All premiums currently due under such policies have been paid. No claims currently exist under such policies, and no action or notice has been taken or received regarding termination of such policies.

Section 3.11 Authorization.

This Agreement has been duly executed and delivered by Borrower and constitutes the valid and binding obligation of Borrower, enforceable in accordance with its terms, except that the enforceability of the obligations of Borrower under the Loan Documents and the Investment Documents are subject to the provisions of bankruptcy, insolvency, reorganization, moratorium or other similar laws and is also subject to general equity principles, which may limit the specific enforcement of certain remedies. The execution, delivery and performance of this Agreement and consummation of the transactions contemplated hereby will not (a) violate any provision of law, statute, rule or regulation, or any ruling, writ, injunction, order, judgment or decree of any court, administrative agency or other governmental body applicable to Borrower or any of its properties or assets, (b) conflict with or result in any breach of any of the terms, conditions or provisions of, or constitute (with due notice or lapse of time, or both) a default (or give rise to any right of termination, cancellation or acceleration) under, or result in the creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of Borrower or create or activate any right or claims against Borrower under the Certificate of Incorporation or Bylaws of Borrower, or any material note, indenture, mortgage, lease agreement or other contract, agreement or instrument to which Borrower is a party or by which it or any of its property is bound or affected, or (c) impair any business relationship which Borrower has with any dealer, distributor, salesperson, contractor, employee, supplier or customer.

Section 3.12 Related Transactions.

Except as disclosed in the Financial Statements (as defined in Section 3.13) no current or former shareholder, director, officer or employee of Borrower nor any associate of any such person, is presently, directly or indirectly through his or its affiliation with any other person or entity, a party to any transaction with Borrower providing for the furnishing of services by or to, or rental of real or personal property from or to, or otherwise requiring cash payments to or by any such person (a "Related Transaction") other than in such person's capacity as an officer or employee of Borrower.

Section 3.13 Financial Information.

Borrower has delivered to Investor the audited financial statements of Borrower as of April 30, 2001(the "Financial Statements"). The Financial Statements in all material respects (i) are in accordance with the books and records of Borrower, (ii) fairly present the financial condition of Borrower as of the dates indicated and the results of operations, stockholders' equity and changes in financial position of Borrower for the periods indicated and (iii) have been prepared in accordance with generally accepted accounting principles consistently applied. All accounts receivable of Borrower as of the dates of the Financial Statements have arisen in the ordinary course of business, are valid, enforceable and to Borrower's knowledge, collectible, except to the extent of any reserve for doubtful accounts expressly noted on the Financial Statements. Borrower had no liability of any nature (matured or unmatured, fixed or contingent) which was not provided for or disclosed on the Financial Statements , and all liability reserves established by Borrower and set forth on the Financial Statements were adequate for the purposes indicated therein.

Section 3.14 Absence of Changes.

Since the date of the Financial Statements, to Borrower's knowledge, there has not been any material adverse development or event which may reasonably be expected to have a material adverse effect on Borrower's business, properties, assets, prospects or condition (financial or otherwise).

Section 3.15 Issuance of Warrant.

The Warrant and any Warrant Shares, when issued, sold and delivered to the Lender under the Warrant, will be duly authorized and validly issued and will be free of restrictions on transfer, other than those imposed by the Investor Rights Agreement and applicable securities laws. When issued, the Warrant will be nonassessable. Subject to the truth and accuracy of the Lender's representations set forth herein, the offer, sale and issuance of the Debenture and the Warrant as contemplated by this Agreement are exempt from the registration requirements of the Securities Act of 1933.

Section 3.16 Collateral.

Borrower has all necessary right, power and authority to grant to Lender a valid and enforceable security interest in the Collateral. Lender's security interest in such Collateral constitutes a valid lien upon and security interest in such Collateral, and, except for liens with respect to the SunTrust Loan and the Senior Indebtedness, liens disclosed on Schedule 3.16 attached hereto and liens arising by operation of law in the ordinary course of Borrower's business and that do not materially impair, in the aggregate, Lender's rights or priority in such Collateral, no other person or entity has any right, title, interest, security interest, claim or lien with respect thereto.

Section 3.17 Investment Company Act.

Borrower is not an "investment company" or a company "controlled" by an "investment Company" within the meaning of the Investment Company Act of 1940, as amended.

Section 3.18 No Default.

Borrower is not in default in respect of any indebtedness for borrowed money and no holder of any such indebtedness has given notice of any asserted default thereunder. No bankruptcy or similar proceedings relative to Borrower or its properties are pending or, to Borrower's knowledge, threatened against it.

Section 3.19 Debt.

Schedule 3.19 is a complete and correct list of all credit agreements, indentures, purchase agreements, promissory notes and other evidences of indebtedness, guaranties, capital leases and other instruments, agreements and arrangements presently in effect providing for or relating to extensions of credit (including agreements and arrangements for the issuance of letters of credit or for acceptance financing) in respect of which the Borrower or any of its properties is in any manner directly or contingently obligated and the maximum principal or face amounts of the credit in question that are outstanding and that can be outstanding are correctly stated, and all liens of any nature given or agreed to be given as security therefor are correctly described or indicated in Schedule 3.19.

Section 3.20 Significant Contracts.

Schedule 3.20 is a complete and correct list of all contracts, agreements and other documents pursuant to which Borrower receives revenues in excess of $25,000 per fiscal year or has committed to make expenditures in excess of $25,000 per fiscal year. Each such contract, agreement and other document is in full force and effect as of the date hereof and to Borrower's knowledge, there exists no fact or circumstance that would cause any of such contracts, agreements and other documents to be terminated prior to its stated term (if any).

Section 3.21 Environment.

Borrower has duly complied with, and its business, operations, assets, equipment, property, leaseholds or other facilities are in compliance in all material respects with, the applicable provisions of all federal, state and local environmental, health, and safety laws, codes and ordinances, and all rules and regulations promulgated thereunder. Borrower has been issued and will maintain all required federal, state and local permits, licenses, certificates and approvals relating to (i) air emissions; (ii) discharges to surface water or groundwater; (iii) noise emissions; (iv) solid or liquid waste disposal; (v) the use, generation, storage, transportation or disposal of toxic or hazardous substances or wastes (which shall include any and all such materials listed in any federal, state or local law, code or ordinance and all rules and regulations promulgated thereunder as hazardous or potentially hazardous); or (vi) other environmental, health or safety matters. Borrower has not received notice of, and has no knowledge of, facts that would constitute any violations of any federal, state or local environmental, health or safety laws, codes or ordinances, and any rules or regulations promulgated thereunder with respect to its businesses, operations, assets, equipment, property, leaseholds, or other facilities. Except in accordance with a valid governmental permit, license, certificate or approval, Borrower has no knowledge of any emission, spill, release or discharge into or upon (i) the air; (ii) soils, or any improvements located thereon; (iii) surface water or groundwater; or (iv) the sewer, septic system or waste treatment, storage or disposal system servicing the premises, of any toxic or hazardous substances or wastes at or any real property owned by Borrower ; and accordingly, except as to those substances used in compliance with applicable laws, the premises of Borrower are free of all such toxic or hazardous substances or wastes. To Borrower's knowledge, there has been no complaint, order, directive, claim, citation or notice by any governmental authority or any person or entity with respect to (i) air emissions; (ii) spills, releases or discharges to soils or improvements located thereon, surface water, groundwater or the sewer, septic system or waste treatment, storage or disposal systems servicing the premises; (iii) noise emissions; (iv) solid or liquid waste disposal; (v) the use, generation, storage, transportation or disposal of toxic or hazardous substances or waste; or (vi) other environmental, health or safety matters affecting Borrower or its business, operations, assets, equipment, property, leaseholds or other facilities. Borrower does not have any indebtedness, obligation or liability (absolute or contingent, matured or not matured), with respect to the storage, treatment, cleanup or disposal of any solid wastes, hazardous wastes or other toxic or hazardous substances (including without limitation any such indebtedness, obligation, or liability with respect to any current regulation, law or statute regarding such storage, treatment, cleanup or disposal).

Section 3.22 Fees/Commissions.

Borrower has not agreed to pay any finder's fee, commission, origination fee (except for the Closing Fee and attorneys' fees due pursuant to Sections 1.3 and 9.3 hereof) or other fee or charge to any person or entity with respect to the Loan and investment transactions contemplated hereunder, from the proceeds of the Loan.

Section 3.23 ERISA.

Borrower is in compliance in all material respects with all applicable provisions of Title IV of the Employee Retirement Income Security Act of 1974, Pub. L. No. 93-406, September 2, 1974, 88 Stat. 829, 29 U.S.C.A. §1001 et seq. (1975), as amended form time to time ("ERISA"). Neither a reportable event nor a prohibited transaction (as defined in ERISA) has occurred and is continuing with respect to any pension plan that is subject to the requirements of ERISA (a "Plan"); no notice of intent to terminate a Plan has been filed nor has any Plan been terminated; no circumstances exist which constitute grounds entitling the Pension Benefit Guaranty Corporation (together with any entity succeeding to or all of its functions, the "PBGC") to institute proceedings to terminate, or appoint a trustee to administer, a Plan, nor has the PBGC instituted any such proceedings; neither Borrower nor any commonly controlled entity (as defined in ERISA) has completely or partially withdrawn from a multi-employer plan (as defined in ERISA); Borrower and each commonly controlled entity has met its minimum funding requirements under ERISA with respect to all of its Plans and the present fair market value of all Plan property exceeds the present value of all vested benefits under each Plan, as determined on the most recent valuation date of the Plan and in accordance with the provisions of ERISA and the regulations thereunder for calculating the potential liability of Borrower or any commonly controlled entity to the PBGC or the Plan under Title IV or ERISA; and neither Borrower nor any commonly controlled entity has incurred any liability to the PBGC under ERISA.

Section 3.24 Issuance Taxes.

All taxes imposed on Borrower in connection with the issuance, sale and delivery of the Debenture, the Warrant and the Warrant Shares have been or will be fully paid, and all laws imposing such taxes have been or will be fully satisfied by Borrower.

Section 3.25 Statements Not False or Misleading.

No representation or warranty given as of the date hereof by Borrower contained in this Agreement or any schedule attached hereto or any statement in any document, certificate or other instrument furnished or to be furnished to Lender pursuant hereto, taken as a whole, contains or will (as of the Closing) contain any untrue statement of a material fact, or omits or will (as of the Closing) omit to state any material fact that is necessary in order to make the statements contained therein not misleading.

Whenever a reference is made in this Article III to the Borrower's knowledge, such knowledge shall be deemed to be the current actual knowledge of the directors and executive officers of Borrower as of the date of this Agreement after reasonable investigation. For the purpose of this Article III, the term "Borrower" shall be deemed, as appropriate, to refer both to JTH Tax, Inc. and the Subsidiaries.

ARTICLE IV
COVENANTS AND AGREEMENTS

So long as the Warrant is outstanding, without the consent of the holders of seventy-five percent (75%) of the then outstanding principal balance of the Debenture, and until payment in full of the indebtedness evidenced by the Debenture:

Section 4.1 Payment of Secured Obligations.

Borrower shall pay the indebtedness evidenced by the Debenture according to the terms thereof, and shall timely pay or perform, as the case may be, all the other Secured Obligations, the SunTrust Loan, the Senior Indebtedness and all other obligations of Borrower to Lender, direct or contingent and however and whenever incurred.

Section 4.2 Maintenance of Collateral; Transfer of Collateral.

Borrower will maintain the Collateral in good condition, repair and working order, ordinary wear and tear excepted, and will not sell, exchange, lease, negotiate, pledge, assign or otherwise dispose of the Collateral to anyone other than Lender and will not permit any lien, security interest or other encumbrance to attach to the Collateral, except (i) with regard to the SunTrust Collateral or the Senior Indebtedness, (ii) purchase money security interests or leasehold interests on property acquired by Borrower in an amount not to exceed the purchase price therefor; and (iii) Borrower may sell or otherwise dispose of obsolete or retired equipment in the ordinary course of business.

Section 4.3 Further Assurances.

Borrower will take all actions requested by Lender to create and maintain in Lender's favor valid liens upon, security titles to and/or perfected security interests in any collateral security described in Section 2.1 hereof or in the Security Instruments and all other security for the Secured Obligations now or hereafter held by or for Lender. Without limiting the foregoing, Borrower agrees to execute such further instruments (including financing statements and continuation statements) as may be required or permitted by any law relating to notices of, or affidavits in connection with, the perfection of Lender's security interests, and to cooperate with Lender in the filing or recording and renewal thereof.

Section 4.4 Financial Statements and Reports.

Until such time as the Loan and Warrant are no longer outstanding, Borrower shall furnish to Lender (i) within one hundred twenty (120) days after the end of each fiscal year of Borrower, an audited balance sheet of Borrower as of the close of such fiscal year, an audited income statement of Borrower for such fiscal year, and audited statements of cash flows for Borrower for such fiscal year, all in reasonable detail, prepared in accordance with GAAP applied on a basis consistent with that of the preceding year, in such form as has customarily been prepared by Borrower, audited by the Borrower's independent certified public accountants, and, if a management letter is prepared by such accountants, a copy of such management letter, (ii) within forty-five (45) days of the end of each calendar quarter, balance sheets of Borrower as of the close of such quarter and an income statement of Borrower for such quarter, all in reasonable detail, and prepared on the basis of accounting principles consistently applied, and (iii) with reasonable promptness, such other financial data as Lender may reasonably request from time to time.

Section 4.5 Maintenance of Books and Records, Inspection.

Borrower shall file all tax returns that are required to be filed under applicable law, before the date of delinquency. Borrower shall maintain its financial records in accordance with GAAP, and permit representatives of Lender to have access to such financial records at reasonable times during normal business hours and to make inspections thereof and such excerpts from such records as such representatives deem necessary.

Section 4.6 Insurance.

Without limiting any of the requirements of any of the other Loan Documents, Borrower shall maintain, in amounts customary for entities engaged in comparable business activities, life, fire, liability and other forms of insurance on its properties (including but not limited to the Collateral now or hereafter securing payment and performance of the Secured Obligations), against such hazards and in at least such amounts as are customary in Borrower's business.

Section 4.7 Taxes and Assessments.

Borrower shall duly pay and discharge all taxes, assessments and governmental charges upon it or against its properties prior to the date on which penalties attach unless and to the extent only that such taxes, assessments and governmental charges shall be contested in good faith and by appropriate proceedings by Borrower, and Borrower shall have set aside on its books such reserves as are required by GAAP with respect to any such tax, assessment or charge so contested.

Section 4.8 Borrower Existence; Franchises.

Borrower shall maintain its existence as a corporation in good standing in its state of incorporation and its qualification and good standing as a foreign corporation in each jurisdiction in which such qualification is required by applicable law. Borrower shall keep its corporate franchises, if any, in full force and effect and duly observe and conform to all valid requirements of any governmental authority relative to the conduct of its business and to its property and assets and maintain and keep in force all franchises, licenses and permits necessary to the lawful and proper conduct of its business.

Section 4.9 Compliance with Law and Agreements.

Borrower shall maintain its business operations and property owned or used in connection therewith in compliance in all material respects with (i) all applicable federal, state and local laws, regulations and ordinances governing such business operations and the use and ownership of such property, and (ii) all agreements, licenses, franchises, indentures, mortgages and deeds of trust to which Borrower is a party or by which Borrower or any of its properties is bound.

Section 4.10 Access to Borrower Representatives.

Borrower will make appropriate officers of Borrower available to Lender on a reasonable basis for consultation with respect to matters related to the business and affairs of Borrower, including but not limited to significant changes in and compensation of the management personnel of Borrower.

Section 4.11 Notice of Litigation.

Borrower shall give notice, in writing, to Lender of (i) any actions, suits or proceedings instituted by any persons whomsoever against Borrower that could materially adversely affect Borrower, and (ii) any dispute between Borrower on the one hand and any governmental regulatory body on the other hand, which dispute might interfere with the normal operations of Borrower; provided, however, that Lender shall not disclose any such information to any third party other than Lender's counsel except to the extent compelled by legal process or law or otherwise authorized by Borrower.

Section 4.12 ERISA Plans.

Promptly during each year, Borrower shall pay contributions that in the judgment of the chief financial officer of Borrower, after reasonable inquiry, are adequate to meet at least the minimum funding standards set forth in Sections 302 through 305 of the Employee Retiree Income Security Act of 1974, as amended ("ERISA"), with respect to each employee benefit pension plan of Borrower covered by ERISA (each, a "Plan"); file each annual report required to be filed pursuant to Section 103 of ERISA in connection with each such Plan for each year; and promptly notify Lender of the occurrence of a Reportable Event (as defined in Section 4043 of ERISA) that might constitute grounds for termination of any such Plan by the Pension Benefit Guaranty Corporation or for the appointment by the appropriate United States District Court of a trustee to administer any such Plan.

Section 4.13 Merger of Borrower.

Borrower will not merge or consolidate with any person, corporation, limited liability Borrower, partnership, association, or other entity, unless (i) the surviving entity in the merger is Borrower or a wholly-owned subsidiary of Borrower, (ii) as of the closing of the merger or consolidation Borrower or the shareholders of Borrower will possess a majority of votes in the first election of directors immediately after such merger, and (iii) the surviving entity in the merger has stockholders equity (or comparable measure of net worth) on a pro forma basis as of the last day of the calendar quarter immediately preceding the consummation of the merger at least equal to the stockholders equity (or comparable measurement of net worth) of Borrower as of that date.

Section 4.14 Observer/Director.

Until July 6, 2003, so long as any of the indebtedness under the Debenture remains outstanding, Borrower will take, or cause to be taken, such actions as may be necessary (if any) so that Lender may have a representative who, in the capacity of an observer, is entitled to attend all of the meetings of Borrower's Board of Directors and any committees thereof. This observer shall be entitled to receive all reports, presentations, materials and notices of meetings in the same manner as the directors. Effective July 6, 2003, for so long as any of the indebtedness evidenced by the Debenture remains outstanding and Lender remains the holder of any shares of Class B Preferred Stock of Borrower, Lender in its capacity as a holder Class B Preferred Stock shall be entitled to elect a director of the Borrower.

Section 4.15 Affiliated Transactions.

Borrower will not enter into any transaction with a director or executive officer of Borrower, or with any person or entity owned or controlled by or affiliated with a director or executive officer of Borrower, other than on an arms-length basis and on terms and conditions no less favorable to Borrower than could be obtained from an unrelated person or entity or after approval by a majority of the disinterested members of the Board of Directors of Borrower after full disclosure of the terms thereof.

Section 4.16 Key Man Life Insurance.

Promptly following the date of this Agreement, Borrower will use its best efforts to obtain, and will thereafter maintain in full force and effect, a Key Man Life Insurance policy in the amount of $2,000,000 on the life of John T. Hewitt, which policy shall name Lender as loss payee (but only to the extent of the unpaid Obligations). Any payment to Lender on this policy shall reduce the outstanding Obligations on a dollar-for-dollar basis.

Section 4.17 Total Debt to EBITDA Ratio.

Borrower will maintain a ratio, measured as of the end of each fiscal year of Borrower commencing with the quarter ended April 30, 2002, of (x) Total Debt (as defined below) as of the date of measurement, to (y) EBITDA (as defined below) as of the date of measurement, which is not greater than 4 to 1. For purposes of this Section 4.25, (a) "Total Debt" means, at any date and without duplication, the sum of (i) all indebtedness for borrowed money of Borrower, including, without limitation, all indebtedness of Borrower evidenced by bonds, debentures, notes and other similar instruments, (ii) all obligations of Borrower to pay the deferred purchase price of property or services, other than trade payables arising in the ordinary course of business, (iii) all capital lease obligations of Borrower and (iv) all indebtedness of any other person or entity secured by any security interest or other lien on any asset of Borrower, less (v) the notes receivable payable to Borrower; (b) "EBITDA" means, for any period and without duplication, the sum of (i) the net income of Borrower for such period, and (ii) the aggregate amount deducted in determining such net income for such period with respect to interest, taxes, depreciation and amortization; and (c) all other accounting terms will be determined, both as to classification of items and as to amounts, in accordance with GAAP applied on a consistent basis with that of the prior year by Borrower's accountants.

Section 4.18 Fixed Charge Coverage Ratio.

Borrower will maintain a ratio, measured as of the end of each fiscal quarter of Borrower commencing with the quarter ended April 30, 2002 , of (x) the sum of EBITDA (as defined in Section 4.25 above), the scheduled payments to be received by Borrower with respect to notes receivable and the rent expense of Borrower for the four-quarter period ended on the date of measurement, to (y) the sum of (i) the principal payments on long-term debt of Borrower required to be paid during such four-quarter period, (ii) the principal components of capitalized leases of Borrower required to be paid during such four-quarter period, (iii) the interest expense of Borrower due and payable within such four-quarter period, (iv) the rent expense of Borrower for such four-quarter period, (v) the amount of any capital expenditures (net of related financing) made by Borrower during such four-quarter period, (vi) the tax expense of Borrower for such four-quarter period, and (vii) any distributions made by Borrower during such four-quarter period, of not less than 1.25 to 1. For purposes of this Section 4.18, all accounting terms will be determined, both as to classification of items and as to amounts, in accordance with GAAP applied on a consistent basis with that of the prior year by Borrower's accountant.

Section 4.19 Margin Requirements.

No part of the proceeds of the Loan will be used, directly or indirectly, for the purpose of purchasing, carrying or trading in any margin security within the meaning of applicable regulations of the Board of Governors of the Federal Reserve System, or for the purpose of purchasing or carrying or trading in any securities under such circumstances as to involve Lender or Borrower in a violation of such regulations, including without limitation Regulations G, T, U and X of such Board, or for any purpose other than as set forth in Section 4.3 hereof. If requested by Lender, Borrower will furnish to Lender a statement in conformity with the requirements of Federal Reserve Form U-1 referred to in Regulation U.

Section 4.20 Notice of Default; Perceived Breach.

Borrower shall give written notice to Lender of the occurrence of any default, event of default or Event of Default under this Agreement; any other Loan Document; or any other material indebtedness of the Borrower promptly upon the occurrence thereof. Borrower agrees to give Lender prompt written notice of any action or inaction by or on behalf of Lender in connection with this Agreement that Borrower believes may be actionable against Lender or a defense to payment of any or all Secured Obligations for any reason, including, but not limited to, commission of a tort or violation of any contractual duty or duty implied by law.

Section 4.21 Guaranties; Loans; Payment of Debt.

Without the prior written consent of Lender, Borrower shall not make any loan, advance or extension of credit to any person or guaranty the obligations or indebtedness of any person, other than in the normal course of its business. In addition, Borrower shall not guaranty the obligations or indebtedness of any person except in connection with (a) guaranties of the indebtedness of franchisees of Borrower made in the normal course of its business and not exceeding $3,000,000 in the aggregate, and (b) the guaranties of seasonal extensions of credit related to the operations of Borrower's Canadian Subsidiary, made in the normal course of Borrower's business, provided that the guaranteed indebtedness is required to be repaid in full no later than June 30 of each year and does not exceed the following limits:

Until June 30, 2002	US$9.975 million
Until June 30, 2003	US$11.24 million
Until June 30, 2004	US$12.43 million
Until June 30, 2005	US$14.87 million

Section 4.22 Debt.

Except as is set forth on Schedule 4.22, without the prior written consent of Lender, Borrower shall not create, incur, assume or suffer to exist indebtedness of any description whatsoever, excluding:

(a) the SunTrust Loan, and any indebtedness incurred to retire or replace (a) the $1.4 million loan from Western Union Financial Services Inc. that is being repaid with the proceeds of the Loan, or (b) the SunTrust Loan (including a line of credit in favor of Borrower to supplement or replace the SunTrust Loan in an aggregate principal amount not to exceed $6,000,000) and/or (c) any letter of credit relating to any guaranty on behalf of Borrower's Canadian Subsidiary to the extent permitted by Section 4.21 (collectively, "Senior Indebtedness");

(b) the indebtedness evidenced by the Debenture;

(c) subordinated indebtedness in addition to the Loan in an aggregate principal amount not to exceed $2,000,000, provided that such subordinated indebtedness is obtained by Borrower on substantially similar terms and conditions as the Loan, and is subordinate to the Loan;

(d) extensions of credit on behalf of Borrower's franchisees incurred in the ordinary course of business;

(e) he endorsement of negotiable instruments payable to Borrower for deposit or collection in the ordinary course of business;

(f) trade payables incurred in the ordinary course of business;

(g) the indebtedness listed on Schedule 4.22 or that is approved in writing by the Lender;

(h) purchase money indebtedness incurred in connection with the acquisition of tax practices or other businesses by Borrower;

(i) indebtedness incurred by Borrower to acquire equipment or other goods on a purchase money basis, secured only by a lien against the asset acquired;

(j) indebtedness incurred by Borrower for capitalized lease obligations, which shall not exceed $300,000 in the aggregate; and

(k) indebtedness secured by real estate of Borrower in a principal amount less than the fair market value of the property secured

Section 4.23 No Liens.

Without the prior consent of Lender, Borrower shall not create, incur, assume or suffer to exist any lien, security interest, security title, mortgage, deed of trust or other encumbrance upon or with respect to any of its assets, now owned or hereafter acquired, except the following permitted liens (the "Permitted Liens"):

(a) liens related to the Senior Indebtedness permitted by Section 4.22;

(b) liens in favor of Lender;

(c) liens incurred in connection with the subordinated indebtedness permitted by Section 4.22;

(d) liens for taxes or assessments or other governmental charges or levies if not yet due and payable;

(e) liens on leased equipment granted in connection with the leasing of such equipment in favor of the lessor of such equipment;

(f) liens described on Schedule 4.22 or which are approved in writing by the Lender; and

(g) liens on personal property solely acquired with the proceeds of or pursuant to a purchase money financing permitted by Section 4.22 above.

ARTICLE V
CONDITIONS TO CLOSING

The obligation of Lender to make the Loan on the Closing Date shall be subject to the fulfillment on or before such Closing Date of each of the following conditions:

Section 5.1 Representations and Warranties.

The representations and warranties of Borrower contained in this Agreement and in any schedule hereto or any document or instrument delivered to Lender or its representatives hereunder, shall have been true and correct when made and shall be true and correct as of the Closing Date as if made on such date, except to the extent such representations and warranties expressly relate to a specific date. Borrower shall have duly performed all of the covenants and agreements to be performed by it hereunder on or prior to the Closing Date.

Section 5.2 Satisfactory Proceedings.

All proceedings taken in connection with the transactions contemplated by this Agreement, and all documents necessary to the consummation thereof, shall be reasonably satisfactory in form and substance to Lender and Lender's counsel.

Section 5.3 Required Consents.

Any consents or approvals required to be obtained from any third party, including any holder of indebtedness or any outstanding security of Borrower, and any amendments of agreements which shall be necessary to permit the consummation of the transactions contemplated hereby on the Closing Date, shall have been obtained and all such consents or amendments shall be reasonably satisfactory in form and substance to Lender and Lender's counsel.

Section 5.4 Required Deliveries.

Lender shall have received the following documents, in form and substance satisfactory to Lender in its sole discretion:

(a) Organizational Documents. A copy of the Certificate of Incorporation of Borrower, as amended, certified by the Delaware Secretary of State.

(b) Opinion of Counsel. The opinion of counsel to Borrower, in form reasonably satisfactory to Lender and Lender's counsel covering matters relating to the transactions evidenced hereby and certain matters relating to the recent transaction in which Lender invested $500,000 in preferred stock of the Borrower.

(c) Debenture. The Debenture, duly completed and executed.

(d) Stock Purchase Warrant. The Warrant, duly completed and executed.

(e) Investor Rights Agreement. The duly completed and executed Investor Rights Agreement dated the Closing Date, by and between Borrower, Lender and certain individual stockholders of Borrower.

(f) UCC-1 Financial Statements. Financing Statements on Form UCC-1 duly completed and executed by Borrower and describing the Collateral (the "Financing Statements").

(g) Subordination Agreement. The Subordination Agreement, duly completed and executed.

(h) Payment of Closing Fee. Evidence that the Closing Fee has been or is being paid in full.

(i) Miscellaneous. Such other documents as the Lender may reasonably request.

ARTICLE VI
DEFAULT AND REMEDIES

Section 6.1 Events of Default.

The occurrence of any of the following shall constitute an Event of Default hereunder:

(a) Default in the payment of any installment of principal, premium or interest on the Debenture in accordance with the terms thereof, which default is not cured within five (5) business days after notice from Lender;

(b) Default in the observance or performance of any other term, covenant or agreement contained in this Agreement;

(c) Any material misrepresentation by Borrower as to any matter hereunder or under any of the other Loan Documents, or delivery by Borrower of any schedule, statement, resolution, report, certificate, notice or writing to Lender that is untrue in any material respect on the date as of which the facts set forth therein are stated or certified;

(d) Borrower shall be generally not paying its debts as such debts become due, or shall become insolvent or unable to meet its obligations as they mature;

(e) Borrower's (i) admission in writing its inability to pay its debts generally as they become due; or (ii) assignment for the benefit of creditors or petition or application to any tribunal for the appointment of a custodian, receiver or trustee for it or a substantial part of its assets; or (iii) voluntary commencement of any proceeding under any bankruptcy, reorganization, arrangement, readjustment of debt, dissolution or liquidation law or statute of any jurisdiction, whether now or hereafter in effect, or the involuntary commencement of any such proceeding that is not dismissed within sixty (60) days; or (iv) suffering to exist any such petition or application or any such proceeding against it in which an order for relief is entered or an adjudication or appointment is made; or (v) indication, by any act or omission, of its consent to, approval of or acquiescence in any such petition, application, proceeding or order for relief or the appointment of a custodian, receiver or trustee for it or a substantial part of its assets; or (vi) permitting any such custodianship, receivership or trusteeship to continue undischarged for a period of sixty (60) days or more;

(f) A default or event of default under any of the other Loan Documents that, if subject to a cure right, is not cured within any applicable cure period;

(g) (1) Borrower's default in the timely payment or performance of the Senior Indebtedness or any principal of or premium or interest on any other material debt owed by Borrower (other than the Loan or the Senior Indebtedness), when the same becomes due and payable (whether by scheduled maturity, acceleration, demand or otherwise), if such failure shall continue after any cure period applicable thereto; (2) the occurrence of any other event or condition under any agreement or instrument relating to any such indebtedness that continues after any applicable cure period, if the effect of such event or condition is to accelerate such indebtedness; (3) the acceleration of any such indebtedness or otherwise declaration to be due and payable prior to the stated maturity thereof of any such indebtedness; or (4) the occurrence of any event requiring that any such indebtedness be prepaid, redeemed, purchased or defeased prior to the stated maturity thereof; or

(h) There shall be a "Change in Control" of Borrower. For the purposes of this Section 6.1(i) a "Change in Control" shall be deemed to occur if without the consent of the holders of seventy-five percent (75%) of the principal amount of indebtedness outstanding under the Debenture, (i) any person or group (other than a beneficial owner of Borrower's securities as of the date of this Agreement, or a person controlling, controlled by or under the common control of any such beneficial owner) acquires more than fifty percent (50%) of Borrower's outstanding voting securities, either directly or indirectly; (ii) Borrower is the subject of a merger or consolidation that results in less than fifty percent (50%) of the voting power of the surviving entity being owned by the stockholders of Borrower immediately prior to the consummation of the transaction; (iii) Borrower sells, transfers or conveys all or substantially all of its assets, other than to a wholly-owned subsidiary of Borrower; or (iv) Borrower ceases to have a class of securities registered under Section 12 of the Securities Exchange Act of 1934 after having consummated an initial public offering registered under the Securities Act of 1933.

With respect to any Event of Default described in Section 6.1 above that is capable of being cured and that does not already provide its own cure procedure (a "Curable Default"), the occurrence of such Curable Default shall not constitute an Event of Default hereunder if such Curable Default is fully cured and/or corrected within thirty (30) days (ten (10) days, if such Curable Default may be cured by payment of a sum of money) after notice from Lender to Borrower of the occurrence thereof.

Section 6.2 Acceleration of Maturity, Remedies.

Upon (A) the occurrence of any Event of Default described in subsections (d), (e) or (f) of Section 6.1 hereof, the Secured Obligations shall automatically become immediately due and payable in full, without presentment, demand, protest, notice of dishonor or any other notice of any kind, all of which are expressly waived by Borrower; or (B) the occurrence of any Event of Default other than an Event of Default described in subsections (d), (e) or (f) of Section 6.1 hereof, the Lender at any time thereafter may at its option declare the Secured Obligations to be immediately due and payable in full, without presentment, demand, protest, notice of dishonor or any other notice of any kind, all of which are expressly waived by Borrower. Upon the occurrence of any such Event of Default and the acceleration of the maturity of the Secured Obligations as set forth herein:

(a) Lender immediately shall be entitled to exercise any and all rights and remedies possessed by Lender pursuant to the terms of the Security Instruments and all of the other Loan Documents;

(b) Lender shall have all of the rights and remedies of a secured party under the Uniform Commercial Code; and

(c) Lender shall have any and all other rights and remedies that Lender may now or hereafter possess at law, in equity or by statute.

Section 6.3 Remedies Cumulative, No Waiver.

No right, power or remedy conferred upon or reserved to Lender by this Agreement or any of the other Loan Documents is intended to be exclusive of any other right, power or remedy, but each and every such right, power and remedy shall be cumulative and concurrent and shall be in addition to any other right, power and remedy given hereunder, under any of the other Loan Documents or now or hereafter existing at law, in equity or by statute. No delay or omission by Lender to exercise any right, power or remedy accruing upon the occurrence of any Event of Default shall exhaust or impair any such right, power or remedy or shall be construed to be a waiver of any such Event of Default or an acquiescence therein, and every right, power and remedy given by this Agreement and the other Loan Documents to Lender may be exercised from time to time and as often as may be deemed expedient by Lender.

Section 6.4 Proceeds of Remedies.

Any or all proceeds resulting from the exercise of any or all of the foregoing remedies shall be applied as set forth in the Loan Document(s) providing the remedy or remedies exercised; if none is specified, or if the remedy is provided by this Agreement, then as follows:

First, to the costs and expenses, including reasonable attorneys' fees, incurred by Lender in connection with the exercise of its remedies;

Second, to the expenses of curing the default that has occurred, in the event that Lender elects, in its reasonable discretion, to cure the default that has occurred;

Third, to the payment of the Secured Obligations, including but not limited to the payment of the principal of and interest on the indebtedness evidenced by the Debenture, in such order of priority as Lender shall determine in its sole discretion; and

Fourth, the remainder, if any, to Borrower or to any other person lawfully thereunto entitled.

ARTICLE VII
TERMINATION

This Agreement shall remain in full force and effect until the Maturity Date (as defined in the Debenture), or the indefeasible repayment in full of the Debenture, whichever is later.

ARTICLE VIII
INDEMNIFICATION

From and at all times after the date of this Agreement and until all of the principal and interest outstanding pursuant to the Loan is paid in full, in addition to all of Lender's other rights and remedies, Borrower agrees to hold Lender harmless from, and to indemnify Lender against, all losses, damages, costs and expenses (including, without limitation, reasonable attorneys' fees, costs and expenses) incurred by Lender from and after the date hereof, whether direct, indirect or consequential, as a result of or arising from or relating to any suit, action or proceeding by any party or person, whether threatened or initiated, asserting a claim for any legal or equitable remedy against Lender or any other party or person under any statute or regulation, including, without limitation, any federal or state securities laws, or under any common law or equitable cause or otherwise, arising from or in connection with (a) theperformance by Borrower ofthe transactions contemplated by this Agreement, the Debenture, the Warrant or the Investor Rights Agreement, or (b) a breach by Borrower of any of its representations, warranties, covenants or agreements contained in this Agreement, the Debenture, the Warrant or the Investor Rights Agreement; provided, however, that the foregoing indemnification shall not protect Lender from any loss, damage, cost or expense directly attributable to Lender's negligence or willful misconduct. All of the indemnified losses, damages, costs and expenses described above shall be payable by Borrower upon demand by Lender.

Promptly after receipt by Lender of notice of any suit, action or proceeding with respect to which Lender is entitled to indemnity hereunder, Lender will notify Borrower of the commencement of such suit, action or proceeding; provided that the failure of Lender to give notice as provided herein shall not relieve Borrower of its obligations under this Article VIII, except to the extent that Borrower is actually prejudiced by such failure. Borrower will assume the defense of such suit, action or proceeding and will employ counsel reasonably satisfactory to Lender and will pay the fees and expenses of such counsel. Notwithstanding the preceding sentence, Lender will be entitled, at the expense of Borrower, to employ counsel separate from counsel for Borrower and for any other party in such action if Lender reasonably determines that a conflict of interest or other reasonable basis exists which makes representation by counsel chosen by Borrower not advisable. In the event Lender (or any of its officers, members, directors or employees) appears as a witness in any action or proceeding brought against Borrower (or any of its officers, members, directors or employees) in which Lender is not named as a defendant, Borrower agrees to reimburse Lender for all reasonable expenses incurred by it (including fees and expenses of counsel) in connection with such person appearing as a witness.

ARTICLE IX
MISCELLANEOUS

Section 9.1 Performance By Lender.

If Borrower shall default in the payment, performance or observance of any covenant, term or condition of this Agreement, Lender may, at its option, pay, perform or observe the same, and all payments made or reasonable costs or expenses incurred by Lender in connection therewith (including but not limited to reasonable attorneys' fees), with interest thereon at the highest default rate provided in the Debenture (but not exceeding the maximum contract rate from time to time allowed by applicable law), shall be immediately repaid to Lender by Borrower and shall constitute a part of the Secured Obligations and be secured hereby until fully repaid. Lender, in its reasonable discretion, shall determine the necessity for any such actions and of the amounts to be paid.

Section 9.2 Successors and Assigns Included in Parties.

Whenever in this Agreement one of the parties hereto is named or referred to, the heirs, legal representatives, successors, successors-in-title and assigns of such parties shall be included, and all covenants and agreements contained in this Agreement by or on behalf of Borrower or by or on behalf of Lender shall bind and inure to the benefit of their heirs, legal representatives, successors, successors-in-title and assigns, whether so expressed or not..

Section 9.3 Costs and Expenses.

Borrower agrees to pay all costs and expenses incurred by Lender in connection with the making of the Loan that is the subject of this Agreement, including but not limited to filing fees, travel expenses and reasonable attorneys' fees, promptly upon demand of Lender. Borrower further agrees to pay all premiums for insurance required to be maintained pursuant to the terms of the Loan Documents and all of the reasonable out-of-pocket costs and expenses incurred by Lender in connection with the collection of the Secured Indebtedness upon an Event of Default, including but not limited to reasonable attorneys' fees, promptly upon demand of Lender.

Section 9.4 Assignment.

The Debenture, this Agreement and the other Loan Documents may be endorsed, assigned and/or transferred in whole but not in part by Lender, and any such holder and/or assignee of the same shall succeed to and be possessed of the rights and powers of Lender under all of the same to the extent transferred/and assigned. Notwithstanding the foregoing, the Debenture may be transferred, at Lender's option, to one or more persons, in whole or in part, only so long as such transferees (a) agree to hold the Debenture subject to all the terms hereof; and (b) shall appoint Lender as its sole agent for exercising the rights of such transferees hereunder, excepting the right to collect amounts due on the Debenture (or part thereof) held by such transferee, which collection rights may be exercised by any transferee.

Section 9.5 Time of the Essence.

Time is of the essence with respect to each and every covenant, agreement and obligation of Borrower hereunder and under all of the other Loan Documents.

Section 9.6 Severability.

If any provision(s) of this Agreement or the application thereof to any person or circumstance shall be invalid or unenforceable to any extent, the remainder of this Agreement and the application of such provisions to other persons or circumstances shall not be affected thereby and shall be enforced to the greatest extent permitted by law.

Section 9.7 Interest and Loan Charges Not to Exceed Maximum Allowed by Law.

Anything in this Agreement, the Debenture, the Security Instruments or any of the other Loan Documents to the contrary notwithstanding, in no event whatsoever, whether by reason of advancement of proceeds of the Loan, acceleration of the maturity of the unpaid balance of the Secured Indebtedness or otherwise, shall the interest and loan charges agreed to be paid to Lender for the use of the money advanced or to be advanced hereunder exceed the maximum amounts collectible under applicable laws in effect from time to time. It is understood and agreed by the parties that, if for any reason whatsoever the interest or loan charges paid or contracted to be paid by Borrower in respect of the indebtedness evidenced by the Debenture shall exceed the maximum amounts collectible under applicable laws in effect from time to time, then ipso facto, the obligation to pay such interest and/or loan charges shall be reduced to the maximum amounts collectible under applicable laws in effect from time to time, and any amounts collected by Lender that exceed such maximum amounts shall be applied to the reduction of the principal balance of the Secured Indebtedness and/or refunded to Borrower so that at no time shall the interest or loan charges paid or payable in respect of the Secured Indebtedness exceed the maximum amounts permitted from time to time by applicable law.

Section 9.8 Article and Section Headings, Defined Terms.

Numbered and titled article and section headings and defined terms are for convenience only and shall not be construed as amplifying or limiting any of the provisions of this Agreement.

Section 9.9 Notices.

Any and all notices, elections or demands permitted or required to be made under this Agreement shall be in writing, signed by the party giving such notice, election or demand and shall be delivered personally, telecopied, telexed, or sent by certified mail, return receipt requested, or nationally recognized courier service (such as Federal Express), to the other party at the address set forth below, or at such other address as may be supplied in writing and of which receipt has been acknowledged in writing. The date of personal delivery, telecopy or telex or one business day after delivery to such courier service or two business days after mailing, as the case may be, shall be the date of such notice, election or demand. For the purposes of this Agreement:

If to the Holder:	JTH Tax, Inc. 4575 Bonney Road Virginia Beach, Virginia 23462 Attention: Raymond A. Dunn Facsimile: (757) 493-0169
With a copy to:	Troutman Sanders Mays & Valentine LLP 2525 Dominion Tower 999 Waterside Drive Norfolk, Virginia 23510 Attention: James J. Wheaton Facsimile: (757) 687-7701
If to the Borrower:	Envest Ventures I, LLC 2101 Parks Avenue, Suite 401 Virginia Beach, VA 23451 Attention: John Garel Facsimile: (757) 437-3884
With a copy to:	Williams, Mullen, Clark & Dobbins, P.C. One Columbus Center, Suite 900 Virginia Beach, VA 23462 Attention: John M. Paris, Jr., Esq. Facsimile: (757) 473-0395

Section 9.10 Entire Agreement.

This Agreement and the other written agreements between Borrower and Lender represent the entire agreement between the parties concerning the subject matter hereof, and all oral discussions and prior agreements are merged herein.

Section 9.11 Amendment.

This Agreement may be amended by the Borrower only upon the consent of the holders of at least seventy-five percent (75%) of the principal indebtedness outstanding under the Debenture as of the effective date of the amendment.

Section 9.12 Senior Indebtedness.

Notwithstanding anything to the contrary in this Agreement, Lender acknowledges and agrees that it will subordinate the indebtedness evidenced by the Debenture to the Senior Indebtedness other than the SunTrust Loan (as to which subordination will be governed by Section 2.4), and that upon the request of Borrower, Lender will execute such documents, including a subordination agreement substantially similar to the Subordination Agreement attached as Exhibit D, as Borrower shall reasonably require in order to evidence the subordination of the indebtedness evidenced by the Debenture.

Section 9.13 Miscellaneous.

This Agreement shall be construed and enforced under the laws of the Commonwealth of Virginia. No amendment or modification hereof shall be effective except in a writing executed by each of the parties hereto.

[Signatures appear on following page]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement, or have caused this Agreement to be executed by their duly authorized officers, as of the day and year first above written.

LENDER:

ENVEST VENTURES I, LLC

By: ______________________________
John Garel
Senior Managing Director

BORROWER:

JTH TAX, INC.

By: ______________________________
John T. Hewitt
President and Chief Executive Officer

IN WITNESS WHEREOF, the parties hereto have executed this Agreement, or have caused this Agreement to be executed by their duly authorized officers, as of the day and year first above written.

LENDER:

ENVEST VENTURES I, LLC

By:______________________________

John Garel
Senior Managing Director

BORROWER:

JTH TAX, INC.

By:______________________________

John T. Hewitt
President and Chief Executive Officer

Schedule 3.3

Encumbrances

Encumbrances at 6/30/2001:

See Schedule 3.19

Schedule 3.16

Liens

See schedule #3.19

Schedule 3.19

Indebtedness

Debt as of 6/30/2001:

Description	Principal Amount	Payee	Security
Mortgage	136,537	Towne Bank	Property and Building, Norfolk, VA
Mortgage	130,211	First Niagara Bank	Property and Building, Depew, Ny
Capital Lease	10,940	Springs Leasing	Great Plains Acct Software
Note Payable – Tax Practice Purchase	79,500	John Johnson	None
Note Payable – Tax Practice Purchase	15,000	Watson Tax	None
Note Payable – Tax Practice Purchase	106,653	Jeff Johnson	None
Note Payable – Tax Practice Purchase	28,400	Norbert Sander	None
Note Payable – Tax Practice Purchase	67,450	Edward Logue Jr.	None
Note Payable – Tax Practice Purchase	15,000	Pramod Gupte	None
Note Payable – Tax Practice Purchase	45,000	Joan Flowers	None
Line of Credit	2,000,000	SunTrust	$3,500,000 in Notes Receivable
Note Payable	1,400,000	Western Union	All Property and Assets not subject to SunTrust lien
Lease Guarantees	69,292	Springs Leasing	Furniture, Fixtures and Computers on lease

Schedule 3.20

Material Contracts

Significant Contracts as of 6/30/2001:

Description	Name
Refund Funding Agreement - Bank product & software development fees	Republic First Bank of Delaware
Opportunity Plan - Bank product fees	Bank One
Franchise Agreement - Royalty & Advertising Fees	H&F Tax, LLC
Franchise Agreement - Royalty & Advertising Fees	Andy C. Moats
Franchise Agreement - Royalty & Advertising Fees	Tigre Tax Lady Corp.
Franchise Agreement - Royalty & Advertising Fees	CTS Tax, Inc.
Franchise Agreement - Royalty & Advertising Fees	LV Tax, Inc.
Franchise Agreement - Royalty & Advertising Fees	Creative Management Systems, Inc.
Franchise Agreement - Royalty & Advertising Fees	Rett Shakespeare, Dave Webber & Brent Dopp

Schedule 4.22

Exceptions to Restrictions on Indebtedness

None.

EXHIBIT 6.5

THIS DEBENTURE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR ANY APPLICABLE STATE SECURITIES LAW AND MAY NOT BE TRANSFERRED UNTIL (I) A REGISTRATION STATEMENT UNDER THE ACT OR SUCH APPLICABLE STATE SECURITIES LAWS SHALL HAVE BECOME EFFECTIVE WITH REGARD THERETO, OR (II) IN THE OPINION OF COUNSEL ACCEPTABLE TO THE COMPANY, REGISTRATION UNDER SUCH SECURITIES ACTS OR SUCH APPLICABLE STATE SECURITIES LAWS IS NOT REQUIRED IN CONNECTION WITH SUCH PROPOSED TRANSFER.

SENIOR SUBORDINATED DEBENTURE

$2,000,000.00

Virginia Beach, Virginia
July 30, 2001

FOR VALUE RECEIVED, the undersigned, JTH TAX, INC., a Delaware corporation ("Maker"), promises to pay to the order of ENVEST VENTURES I, LLC, a Virginia limited liability company ("Payee") (Payee and any subsequent holder(s) hereof are hereinafter referred to collectively as "Holder"), at the office of Holder at 2101 Parks Avenue, Suite 401, Virginia Beach, VA 23451, or at such other place as Holder may designate to Maker in writing from time to time, the principal sum of TWO MILLION AND NO/100 DOLLARS ($2,000,000.00), together with interest on the outstanding principal balance hereof from the date hereof at the rate per annum (computed on the basis of the actual number of days elapsed over a 360-day year) equal to twelve percent (12.0%).

Interest only on the outstanding principal balance hereof shall be due and payable quarterly in arrears on the last day of each calendar quarter, commencing on September 30, 2001, and continuing thereafter until the Maturity Date (as hereinafter defined). The entire outstanding principal balance of this Debenture, together with all accrued and unpaid interest hereon, shall be immediately due and payable on July 31, 2005 (the "Maturity Date").

Except as herein expressly provided, this Debenture shall not be prepaid. The Maker shall not have the privilege to prepay the principal amount of this Debenture in full or in part in the first year from the date hereof. The Maker shall have the privilege to prepay the principal amount of this Debenture in full or in part (provided that any partial prepayments during the second year from the date hereof shall be in an amount not less than $1,000,000) in the second year from the date hereof subject to a two percent (2%) prepayment premium on the principal amount prepaid.. After such second year, Maker shall have the privilege to prepay the principal of this Debenture in full or in part at any time without premium. Any prepayment made under this Debenture shall be applied to installments of principal due hereunder in reverse chronological order of maturity.

Upon the occurrence of a Change of Control (as defined in the Investor Rights Agreement dated July 30, 2001, by and between Maker and Payee (the "Investor Rights

Agreement")), at the option of Holder, Maker shall prepay the then outstanding principal amount of this Debenture in full, along with the applicable prepayment premium, if any, described in the immediately preceding paragraph. This Debenture is issued pursuant to that Loan and Security Agreement dated of even date herewith, between Maker and Payee (the "Loan Agreement"), and is subordinated to certain other indebtedness of Maker to the extent and with the effect set forth in the Loan Agreement. Terms used herein and not herein defined shall have the meanings given them in the Loan Agreement.

Time is of the essence with this Debenture. It is hereby expressly agreed that in the event that any Event of Default shall occur under the Loan Agreement which is not cured within any applicable cure period set forth in the Loan Agreement; then, a default shall be deemed to exist under this Debenture, and in such event, the entire outstanding principal balance of the indebtedness evidenced hereby, together with any other sums advanced hereunder, under the Loan Agreement and/or under any other instrument or document now or hereafter evidencing, securing or in any way relating to the indebtedness evidenced hereby, together with all unpaid interest accrued thereon, shall, at the option of Holder and without notice to Maker, at once become due and payable and may be collected forthwith, regardless of the stipulated date of maturity. Upon the occurrence of any default as set forth herein, at the option of Holder and without notice to Maker, all accrued and unpaid interest, if any, and any premium that would have been payable by Maker under the terms hereof had Maker made a prepayment of principal at the time such default occurred, shall be added to the outstanding principal balance hereof, and the entire outstanding principal balance, as so adjusted, shall bear interest thereafter until such default is cured at an annual rate (the "Default Rate") equal to eighteen percent (18%) or, if lower, the maximum rate of interest permittable under applicable law (the "Maximum Rate"). All such interest shall be paid at the time of and as a condition precedent to the curing of any such default.

If the Maker fails to pay any interest on or principal of this Debenture within 10 days of its due date, the Maker shall pay the holder on demand a late charge of 5% of the amount of interest or principal which was not paid when due.

In the event this Debenture is placed in the hands of an attorney for collection or for enforcement or protection of the Collateral, or if Holder incurs any reasonable costs incident to the collection of the indebtedness evidenced hereby or the enforcement or protection of the Collateral, Maker and any endorsers hereof agree to pay to Holder an amount equal to all such costs, including without limitation all reasonable attorneys' fees (based on such attorneys' normal hourly rates and actual time expended) and all court costs.

Presentment for payment, demand, protest and notice of demand, protest and nonpayment, benefit of the homestead exemption and all other notices of every kind and nature to which Maker would otherwise be entitled under applicable law, except notices expressly required in this Debenture, are hereby waived by Maker and all other parties hereto. No failure to accelerate the indebtedness evidenced hereby by reason of default hereunder or acceptance of a past-due installment or other indulgences granted from time to time, shall be construed as a novation of this Debenture or as a waiver of such right of acceleration or of the right of Holder thereafter to insist upon strict compliance with the terms of this Debenture or to prevent the exercise of such right of acceleration or any other right granted hereunder or by applicable laws. No extension of the time for payment of the indebtedness evidenced hereby or any installment due hereunder, made by agreement with any person now or hereafter liable for payment of the indebtedness evidenced hereby, shall operate to release, discharge, modify, change or affect the original liability of Maker hereunder or that of any other person now or hereafter liable for payment of the indebtedness evidenced hereby, either in whole or in part, unless Holder agrees otherwise in writing. This Debenture may not be changed orally, but only by an agreement in writing signed by the party against whom enforcement of any waiver, change, modification or discharge is sought.

Each person liable on this Debenture in any capacity, whether as Maker, endorser, surety, guarantor, or otherwise (an "Obligor"), agrees that the Holder may take any one or more of the following actions, on one or more occasions, whether before or after the maturity of this Debenture, without any notice to such Obligor, without any further consent to such actions, and without releasing or discharging such Obligor from liability on the Debenture:

(a) Any extension or extensions of the time of payment of any principal, interest or other amount due and payable under this Debenture;

(b) Any renewal of this Debenture, in whole or in part;

(c) Any full or partial release or discharge from liability under this Debenture of any other Obligor;

(d) Any waiver of any default under this Debenture, under any loan commitment, loan agreement, guaranty, or other agreement between the Holder and any Obligor relating to the indebtedness evidenced by this Debenture;

(e) Any failure or refusal of the Holder to (i) institute any suit or action against any Obligor under this Debenture, or (ii) exercise any other right or remedy available to the Holder under this Debenture or applicable law, or any delay by the Holder in instituting any such suit or action, or in exercising any other such right or remedy; or

(f) Any agreement with the Maker changing the rate of interest or any other term or condition of this Debenture.

To the fullest extent permitted by law, each Obligor waives the benefit of all laws and rules of law intended for his protection or advantage as a person liable on this Debenture or providing for his defense to, or release or discharge from, liability on the failure or refusal of the Holder to perform certain acts, including, but not limited to, the provisions of Sections 49-25, 49-26 and 8.3A-605 of the Code of Virginia of 1950, as amended, or any law and any rule of law requiring the Holder to institute any suit or action on this Debenture against any Obligor to preserve the rights of the Holder against another Obligor.

The indebtedness and other obligations evidenced by this Debenture are further evidenced and/or secured by (a) the Loan Agreement, and (b) certain other instruments and documents, as may be required to protect and preserve the rights of Maker and Holder as more specifically described in the Loan Agreement.

All agreements herein made are expressly limited so that in no event whatsoever, whether by reason of advancement of proceeds hereof, acceleration of maturity of the unpaid balance hereof or otherwise, shall the amount paid or agreed to be paid to Holder for the use of the money advanced or to be advanced hereunder exceed the Maximum Rate. If, from any circumstances whatsoever, the fulfillment of any provision of this Debenture or any other agreement or instrument now or hereafter evidencing, securing or in any way relating to the indebtedness evidenced hereby shall involve the payment of interest in excess of the Maximum Rate, then, ipso facto, the obligation to pay interest hereunder shall be reduced to the Maximum Rate; and if from any circumstance whatsoever, Holder shall ever receive interest, the amount of which would exceed the amount collectible at the Maximum Rate, such amount as would be excessive interest shall be applied to the reduction of the principal balance remaining unpaid hereunder and not to the payment of interest. This provision shall control every other provision in any and all other agreements and instruments existing or hereafter arising between Maker and Holder with respect to the payment of interest on the indebtedness evidenced hereby.

The parties agree that this Debenture is intended as a contract under and shall be construed and enforceable in accordance with the laws of the Commonwealth of Virginia, except to the extent that federal law may be applicable to the determination of the Maximum Rate.

Parties agree that this Debenture may be amended by Maker only with the consent of the holders of seventy-five percent (75%) of the principal amount of indebtedness outstanding under this Debenture as of the effective date of the amendment.

As used herein, the terms "Maker" and "Holder" shall be deemed to include their respective successors, legal representatives and assigns, whether by voluntary action of the parties or by operation of law.

Maker hereby irrevocably consents to the jurisdiction of the United States District Court for the Eastern District of Virginia, Norfolk Division, and of all Virginia state courts sitting in Virginia Beach, Virginia, for the purpose of any litigation to which Holder may be a party and which concerns this Debenture or the indebtedness evidenced hereby. It is further agreed that venue for any such action shall lie exclusively with courts sitting in Norfolk and Virginia Beach, Virginia, unless Holder agrees to the contrary in writing.

[Signatures appear on following page]

MAKER:

JTH TAX, INC.
a Delaware corporation

By: ______________________________
John T. Hewitt
President and Chief Executive Officer

#304567 v 4- envest/liberty - senior subordinated debenture

EXHIBIT 6.6

SOFTWARE LICENSE and SUPPORT AGREEMENT

This Software License and Support Agreement (the "agreement") is entered into and effective as of the later of the two signature dates below (the "effective date") by and between Orrtax Software, Inc. ("OSI"), with its principal place of business at 13102 N.E. 20th Street, Bellevue, Washington 98005, and JTH Tax, Inc., doing business as Liberty Tax Service ("licensee" or "Liberty") with its principal place of business at 4575 Bonney Road, Suite 1040 Virginia Beach, VA 23462. The parties hereto agree as follows:

A. WHEREAS, OSI is a developer of tax preparation software; and

B. OSI also operates an electronic filing center for the secured transmission of tax returns for subsequent electronic filing with the Internal Revenue Service, state tax agencies, and certain financial institutions; and

C. WHEREAS, OSI has developed the tax preparation software products described in Exhibit 1 ("the programs"); and

D. WHEREAS, OSI has certain rights under a license from Microsoft Corporation to incorporate the Microsoft Tax Saver software program, the Microsoft SmartForms authoring environment, and certain tax related content authored in SmartForms and usable by the TaxSaver program (collectively referred to as "TaxSaver"), from which OSI has created modifications and improvements to TaxSaver ("the OSI Modifications"), which modifications consist of enhancements directly to the licensed source code including code which fixes "bugs" or problems and which adds new interoperability capabilities to the licensed source code to enable it to work in conjunction with additional types of software and databases.

E. WHEREAS, Liberty wishes to acquire licenses to the programs for the purpose of developing software for use in its own business of providing tax preparation services to the public (directly and through franchisees and wholly-owned subsidiaries), the parties agree as follows:

<u>Agreement</u>

1. Definitions.

a. "End users" means employees of Liberty and its existing Canadian subsidiary, Liberty Tax Service Ltd., a Manitoba corporation, Liberty's franchisees and employees of Liberty's franchisees, and of any additional subsidiaries which in the future Liberty may wholly own and which are in the business of offering tax franchises to the public and/or offering professional tax preparation and related services to the public through retail company-owned and franchise operations at locations in the

United States and/or Canada, who have entered into an end user license agreement complying with Section 4.

b. "The programs" means the programs described in Exhibit 1.

c. "TaxSaver" means the Microsoft Tax Saver software program, the Microsoft SmartForms authoring environment, and certain tax related content authored in SmartForms and usable by the TaxSaver program.

d. "Confidential Information" means (i) any trade secrets relating to either party's product plans, designs, costs, prices and names, finances, marketing plans, business opportunities, personnel, research development or know-how; (ii)any information that the disclosing parties identifies as being proprietary and/or confidential; (iii) the terms and conditions of this agreement; and (iv) the source code for the programs. "Confidential Information" shall not include information that: (i) is or becomes generally known or available by publication, commercial use or otherwise through no fault of the receiving party or its employees or agents (ii) is known and has been reduced to tangible form by the receiving party at the time of disclosure and is not subject to restriction; (iii) is independently developed or learned by the receiving party; (iv) is lawfully obtained from a third party that has the right to make such disclosure; or (v) is made generally available by the disclosing party without restriction on disclosure. For purposes of this agreement, TaxSaver shall be deemed OSI Confidential Information.

e. "The modifications" shall mean any modifications and improvements of the programs made by or for Liberty. The term "modifications" does not encompass separate computer programs and routines authored solely by Liberty or its third party contractors which work in conjunction with the programs and modifications.

2. License.

2.1 License to Liberty. OSI hereby grants Liberty a non-exclusive license to use, reproduce, modify, and create derivative works from the programs and to distribute the modifications in object code form to end users solely for purposes related to Liberty's business of offering professional tax preparation franchises to the public and offering professional tax preparation and related services to the public through retail operations that are Company-owned and owned by wholly-owned subsidiaries and franchisees at locations throughout the United States and/or Canada and through financial institutions with which it affiliates for the purpose of offering tax products to customers.

2.2 Restrictions on the license. Liberty shall have no rights:

2.2.1 To use, reproduce, distribute (directly or indirectly), or transmit the source code to individuals not employed by JTH Tax, Inc. or a third party contractor bound by this Agreement and engaged by JTH Tax, Inc. to make modifications pursuant to this Agreement;

2.2.2 To use, reproduce, distribute (directly and indirectly), transmit, publicly display or perform, license, rent, or lease the programs or the modifications to any third party other than franchisees and wholly-owned subsidiaries; except that Liberty and its end users may publicly display or perform the programs or the modifications for their customers, potential franchisees and customers and financial institutions with which Liberty affiliates for the purpose of offering tax products to customers;

2.2.3 To use the programs or the modifications for any purpose other than for use within its own business as described in paragraph 2.1;

2.2.4 To sell, offer to sell, distribute, publicly display or permit the public display of the programs or the modifications outside of its retail tax preparation locations and places of business of its franchisees and wholly-owned subsidiaries, including in particular not on the Internet or World Wide Web;

2.2.5 To use the programs or the modifications as part of any tax software product or service offered for sale, license, or distribution to any third party other than franchisees and wholly-owned subsidiaries; or

2.2.6 To use any trademark, tradename or logo of OSI or Microsoft.

3. Delivery, development and support.

3.1 Delivery of the programs. OSI will deliver a training version of the programs to Liberty within ten (10) business days after the effective date. The full versions of the programs will be delivered on or before March 1, 2002. OSI will deliver tax law updates to the programs as provided in Exhibit 1.

3.2 Development and Support. Liberty is solely responsible for the development of modifications, for support of its end users and for the performance of the modifications. OSI will provide support to Liberty as set forth in Exhibit 3. Liberty will be deemed the owner of all modifications.

4. End user agreements. Liberty will ensure that each end user of the programs or modifications is required to view and accept an end user agreement which acknowledges and accepts the terms of this agreement and which forbids the end user from reverse engineering or decompiling the programs or modifications.

5. Payments. Liberty will make payments as set forth in Exhibit 2 .

6. Term and Termination.

6.1 Term. This agreement will commence as of the effective date and will be perpetual, subject only to termination as provided in this Section 6. This Agreement will be subject to termination as follows:

6.1.1 By OSI for cause, pursuant to Section 6.2;

6.1.2 By Microsoft for cause, pursuant to Section 6.2, with respect to TaxSaver only;

6.1.3 With respect to TaxSaver only, upon written notice in the event that OSI's right to sublicense TaxSaver to Liberty under OSI's license agreement with Microsoft (the "Microsoft-OSI Agreement") terminates or expires. Microsoft agrees to notify Liberty in the event that it terminates OSI's right to sublicense under the Microsoft-OSI Agreement. OSI agrees to notify Liberty and Microsoft if OSI's rights under the Microsoft-OSI Agreement expire. Further, upon such termination or expiration, Microsoft shall be deemed to have granted Liberty rights with respect to TaxSaver under the terms set forth in Exhibit 4, and Liberty shall comply with the terms of Exhibit 4; or

6.1.4 Automatically, if Liberty ceases doing business (other than in connection with an assignment permitted by Section 9.2) or, before all amounts due to OSI are paid, immediately, if Liberty (a) makes a general assignment for the benefit of creditors, (b) files a voluntary petition of bankruptcy or suffers or permits the appointment of a receiver for its business or assets, (c) becomes subject to any proceedings under any bankruptcy or insolvency law where such proceeding has not been dismissed within sixty (60) days, or (d) has wound up or liquidated, voluntarily or otherwise.

6.2 Termination for Cause. A party may suspend performance and/or terminate this agreement immediately upon written notice at any time if:

a. The other party is in material breach of any term, condition or covenant of this agreement and fails to cure that breach within ninety (90) days after written notice thereof; or

b. Liberty fails to comply in a material respect with any term or condition of OSI's agreement with Microsoft, in which event OSI may suspend performance and/or terminate this agreement immediately upon written notice at any time if (i) Liberty is in material breach of this agreement and fails to cure that breach within thirty (30) days after written notice thereof, or (ii) Liberty has breached this agreement through the unauthorized disclosure or distribution of Tax Saver source code in a manner that is not capable of cure.

6.3 Effect of Termination. Sections 7, 8 and 9 of this agreement will survive any termination of the agreement. Upon any termination of this agreement, or, pursuant to Section 6.1.3, termination or expiration of Microsoft's consent to OSI's sublicense of rights to Liberty, Liberty will, on demand, immediately cease using the programs and the modifications and, within thirty (30) days of written demand, return to OSI all copies of the programs and modifications and any materials provided to it by OSI. Termination of this agreement will automatically terminate all licenses granted under this agreement and OSI's obligation to continue to provide products or services, if any. Termination of this agreement will not limit any other remedies available to either party, including injunctive relief, and will not relieve licensee of its obligation to pay all amounts due which have accrued prior to termination or are otherwise owed by licensee.

7. Confidentiality. Each party shall protect the other's Confidential Information from unauthorized dissemination and use with the same degree of care that such party uses to protect its own like information, but in no event shall either party use less than reasonable care in protecting the other's Confidential Information. Neither party will use the other's Confidential Information for purposes other than those contemplated by this agreement. Neither party will disclose to third parties the other's Confidential Information without the prior written consent of the other party. Each party shall limit access to the other party's Confidential Information to only those of its employees and agents who require such access in performing their duties hereunder, and shall further restrict such access to only such of the Confidential Information as may be required by such persons to perform such duties. No ownership or license rights are granted in any Confidential Information.

8. Warranties; Indemnities.

8.1 By OSI. OSI represents and warrants that:

8.1.1 It has the right to enter into this agreement; and

8.1.2 It has not previously and will not grant any rights to any third party that are inconsistent with the rights granted to Liberty.

8.1.3 OSI makes no warranty of any kind with respect to TaxSaver or any other third-party programs or materials provided as part of the programs.

8.2 Liberty warranties. Liberty warrants and represents that:

a. It has the right to enter into this agreement; and

b. Liberty will take all reasonable steps to ensure that the modifications will not infringe any copyright, patent, trade secret, or other proprietary right held by any third party; and

c. Liberty will be solely responsible for sales, use, property, value-added or other taxes (including any amounts to be withheld for the purpose of paying the foregoing), applied by the government or governments of the countries where Liberty is located or in which the programs will be used and for obtaining all necessary export, business or other licenses to use the programs and modifications as provided in this agreement.

8.3 Disclaimer. EXCEPT AS PROVIDED ABOVE, THE PROGRAMS, INCLUDING TAXSAVER, ARE PROVIDED "AS IS." All other warranties, either express or implied, ARE DISCLAIMED, including, but not limited to, implied warranties of merchantability, fitness for a particular purpose, title, and non-infringement.

8.4 Indemnity.

a. By Liberty. Liberty will, at its own sole expense, and on any request from OSI, defend any claim or action brought against OSI and its affiliates, directors, officers, employees, agents and independent contractors and licensors that (i) if true, would constitute a breach of a representation or warranty of Liberty under this agreement, or (ii) arise from or relate to the modifications. Liberty will indemnify and hold OSI harmless from and against any costs, damages and fees reasonably incurred by it, including but not limited to reasonable fees of attorneys and other professionals, that are attributable to any such claim or to any breach by Liberty of its obligation to comply with all terms and conditions of OSI's agreement with Microsoft. OSI will (iii) provide Liberty reasonably prompt notice in writing of any such claim or action and permit

Liberty to answer and defend such claim or action; and (iv) provide Liberty with information, assistance and authority, at Liberty's expense, to help Liberty to defend such claim or action. Liberty will shall reimburse OSI upon demand for any payments made or loss suffered by it at any time after the date hereof, based upon the judgment of any court of competent jurisdiction or pursuant to a *bona fide* compromise or settlement of claims, demands, or actions, in respect to any damages related to any claim or action under this section, any such compromise or settlement being subject to the prior approval of Liberty, which approval shall not be unreasonably withheld. OSI will have the right to employ separate counsel and participate in the defense of any claim or action under this section.

b. By OSI. OSI will, at its own sole expense, and on any request from Liberty, defend any claim or action brought against Liberty and its affiliates, directors, officers, employees, agents, franchisees and independent contractors, that (i) if true, would constitute a breach of a representation or warranty of OSI under this agreement, or (ii) arise from or relate to the programs. OSI will indemnify and hold Liberty harmless from and against any costs, damages and fees reasonably incurred by it, including but not limited to reasonable fees of attorneys and other professionals, that are attributable to any such claim. Liberty will (iii) provide OSI reasonably prompt notice in writing of any such claim or action and permit OSI to answer and defend such claim or action; and (iv) provide OSI with information, assistance and authority, at OSI's expense, to help OSI to defend such claim or action. OSI will shall reimburse Liberty upon demand for any payments made or loss suffered by it at any time after the date hereof, based upon the judgment of any court of competent jurisdiction or pursuant to a *bona fide* compromise or settlement of claims, demands, or actions, in respect to any damages related to any claim or action under this section, any such compromise or settlement being subject to the prior approval of OSI, which approval shall not be unreasonably withheld. Liberty will have the right to employ separate counsel and participate in the defense of any claim or action under this section.

c. Correction. Notwithstanding anything in the foregoing sections, should the programs be held to constitute an infringement and use as contemplated by this agreement be enjoined or be threatened to be enjoined, OSI will have the right, at its sole option, to replace or modify the programs with a program that is non-infringing and that provides Liberty with functionality substantially equivalent to the programs.

8.5 Except as set forth in Section 8.4 with respect to Liberty and OSI, IN NO EVENT WILL EITHER PARTY OR MICROSOFT BE LIABLE FOR ANY INDIRECT, INCIDENTAL, SPECIAL OR CONSEQUENTIAL DAMAGES, INCLUDING DAMAGES FOR LOSS OF PROFITS,

REVENUE, OR DATA, INCURRED BY THE OTHER PARTY OR ANY THIRD PARTY EVEN IF ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, nor will either party's total liability for damages under this agreement will exceed the aggregate amounts actually paid by Liberty to OSI under the agreement. Liberty expressly agrees that it will have no right of recovery against Microsoft under this Agreement except under the Contingent License Agreement attached as Exhibit 4 to this Agreement.

9. General.

9.1 Exhibits. All attached Exhibits, including any future addenda thereto, make up part of this agreement. To the extent an Exhibit contains terms and conditions that are inconsistent with the foregoing, the terms and conditions of the Exhibit apply. Certain Exhibits may use acronyms that are not specifically defined in this Agreement. Acronyms are to be interpreted according to their conventional use in the applicable industry.

9.2 Assignment. Liberty may not assign any of its rights or obligations under this agreement without the prior written consent of OSI and Microsoft. Notwithstanding the foregoing, Liberty shall not be required to obtain the prior written consent of OSI or Microsoft with respect to an assignment, by operation of law otherwise, in connection with a merger or sale of all or substantially all of the assets of Liberty (provided, however, that consent will be required in the event of such a transaction involving a party that is a competitor of OSI and/or Microsoft in the sale, development, or licensing of tax software or online tax preparation services, which consent shall not unreasonably be withheld.) A list of such current Microsoft competitors is attached as Exhibit 5. Microsoft may revise the list upon written notice to Liberty, no more frequently than twice per calendar year.

9.3 Governing Law. This agreement will be governed by the laws of the State of Washington, U.S.A., without giving effect to choice of law principles.

9.4 Arbitration. Except as otherwise provided below, any controversy or claim arising out of or relating to this agreement shall be submitted to final and binding arbitration using the Commercial Arbitration Rules of the American Arbitration Association. The arbitration shall be before a single arbitrator, except that in the event the amount in controversy exceeds $300,000 the arbitration shall be before three (3) arbitrators and the decision of any two of them shall be binding. Judgment upon the award may be entered in any court having jurisdiction thereof.

9.5 Injunctive Relief. A party's violation of Sections 2, 4 or 7 of this agreement will cause irreparable harm to the other party. Therefore, in addition to any and all remedies available at law, each party will be entitled to seek injunctive or other equitable relief in a court of competent jurisdiction in the event of any threatened or actual violation of these sections of this agreement.

9.6 Notices. All notices and consents, including notices of address change, required or permitted hereunder must be delivered in writing to the addresses first set forth above or as later amended in writing. Notices will be effective upon acknowledgment of hand delivery or certified mail, return receipt requested, or one day after delivery by a recognized overnight carrier.

9.7 Severability. If any provision of this agreement is held to be unenforceable, the remaining provisions of this agreement will remain in full force.

9.8 Waiver. The waiver by either party of any breach of this agreement will not constitute a waiver of any other or subsequent breach.

9.9 Relationship. The parties are independent contractors; nothing in this agreement will be construed to create a partnership, joint venture or agency.

9.10 Attorney's Fees. In the event of any litigation or arbitration hereunder, the arbitrator or court shall award costs and reasonable attorneys' fees to the substantially prevailing party.

9.11 Force Majeure. OSI shall be excused for any delay, interruption or failure to provide the programs provided to Liberty to the extent that such delay, interruption or failure is due to matters that are beyond OSI's reasonable control, including without limitation, inclement weather, fire, catastrophe, strikes, civil commotion, acts of God or the public enemy, acts or omissions of cities, counties or other governmental agencies. Liberty shall be excused for any delay, interruption or failure to fulfill its obligations under this agreement to the extent that such delay, interruption or failure is due to matters that are beyond Liberty's reasonable control, including without limitation, inclement weather, fire, catastrophe, strikes, civil commotion, acts of God or the public enemy, acts or omissions of cities, counties or other governmental agencies. Such events shall not excuse Liberty's compliance with confidentiality obligations and license terms hereunder, but if such events occur during a cure period under Section 6.2 with respect to such obligations and terms, the foregoing may extend the cure period for a maximum of ten (10) additional days.

9.12 Third Party Beneficiary. The parties acknowledges and agrees that Microsoft is an intended third party beneficiary of this Agreement, and shall have the right to directly enforce the terms hereof.

9.13 Entire Agreement. This agreement together with its Exhibits constitutes the complete agreement between the parties and supersedes all prior or contemporaneous agreements or representations, written or oral, concerning the subject matter of this agreement. This agreement and its exhibits may be amended only in writing signed by a duly authorized representative of each party; no other act, usage or custom will be deemed to modify this agreement.

IN WITNESS WHEREOF, the parties have entered into this agreement as of the effective date.

Orrtax Software, Inc.	JTH Tax, Inc.
By: [signature]	By: [signature]
Name: Rufe Vanderpool	Name: John Hewitt
Title: VP & COO	Title: President + CEO
Dated: 3-25-02	Dated: 3/26/02

346

EXHIBIT 1
THE PROGRAMS

The following tax preparation software products, together user documentation, standard help files and developer guidelines:

1. Source code and object code for OSI's 32-bit version of IntelliTax For Windows 2002 (tax year 2001).
2. Source code and object code for OSI's 32-bit version of IntelliTax Business which includes federal 1120, 1120S & 1065.
3. Source code and object code for OSI's IntelliTax Money Manager, when available.
4. Source code and object code for OSI's IntelliTransfer program, when available.
5. Source code and object code for "tax content," for Federal form 1040 and states for which OSI creates Tax Content, including original TaxSaver interviews under OSI's license from Microsoft. Liberty accepts the software sublicensed from Microsoft AS-IS and without warranty.
6. Tax law updates through the year 2004, to be delivered as they are released by OSI in the normal course of business, in accordance with industry standards for updates to tax preparation software.
7. Source code and object code for all updates and upgrades to the programs listed in items 1-5 above. Object code will be delivered as it is released by OSI for use with tax returns to be filed through and including the tax year ending December 31, 2004. Source code will be delivered on or before each date on which object code is released. The object code updates will include all updates and upgrades necessary for the tax law updates described in item 6 above to function. The source code updates will consist of all OSI source code related to the object code update. Subsequent source and object code updates will be delivered using commercially reasonable best efforts in accordance with industry standards for updates to tax preparation software. Liberty agrees that all source and object code will be provided AS-IS, subject to the disclaimers of warranties in this Agreement, and further understands that OSI does not and cannot warrant that any update will be compatible with any earlier version of the source code, any modifications made by Liberty, or any source or object code previously provided to Liberty as described in this Exhibit 1.

EXHIBIT 2
PAYMENTS

In consideration of the licenses granted herein, Liberty will pay $4,000,000 in fees, which will be due and owing in full as of the effective date, but which will be paid according to the schedule below:

1. A fee of $1,000,000 to be paid to Harold Orr upon OSI's delivery of the training version of the programs; and

2. A fee of $300,000 to be paid to OSI upon its delivery of the training version of the programs; and

3. On or before March 1, 2003:

   a. A fee of $450,000 to be paid to John Orr, and

   b. A fee of $250,000 to be paid to OSI; and

4. On or before March 1, 2004:

   a. A fee of $450,000 to be paid to John Orr, and

   b. A fee of $550,000 to be paid to OSI; and

5. On or before March 1, 2005:

   a. A fee of $450,000 to be paid to John Orr, and

   b. A fee of $550,000 to be paid to OSI.

OSI will bill Liberty separately for support as provided in Exhibit 4, delivery charges, materials and other costs. A finance fee of one (1) percent per month (or the maximum allowed by law, whichever is lower) will be charged to Liberty on any unpaid amount not paid within thirty (30) days of the date due. Harold and John Orr, and their marital communities and assigns are intended third-party beneficiaries of this Software License and Support Agreement, and may enforce the agreement according to its terms.

EXHIBIT 3
SUPPORT

Upon receipt of the first payment from Liberty under this agreement, OSI will make an office and a desktop computer available at its principal place of business for each of two Liberty employees for a total of two months.

OSI will provide technical staff to consult with Liberty in the operation of the programs to support the development of the modifications, as follows:

Year	Support Time
2002	200 hours
2003	100 hours
2004	50 hours
2005	25 hours during the first two months of 2004

The foregoing will be provided by OSI at no additional charge to Liberty. Support, consulting, and other time spent by OSI personnel on Liberty's behalf, in excess of the above amounts, will be billed at $125 per hour. OSI will provide Liberty with a monthly statement specifying the number of consulting hours utilized by Liberty during the prior calendar month and year-to-date for the current calendar year. Liberty will reimburse OSI for reasonable costs incurred on Liberty's behalf. Liberty acknowledges that Microsoft shall have no obligation to provide any support with respect to the programs (including Tax Saver).

EXHIBIT 4
CONTINGENT LICENSE AGREEMENT

This Contingent License Agreement (the "agreement") is entered into by and between Microsoft Corporation ("Microsoft"), with its principal place of business at One Microsoft Way, Redmond, WA 98052-6399, and JTH Tax, Inc., doing business as Liberty Tax Service ("licensee" or "Liberty") with its principal place of business at 4575 Bonney Road, Suite 1040 | Virginia Beach, VA 23462.

Whereas, Orrtax Software Inc. ("OSI") and Microsoft are parties to a Software License Agreement dated March 12, 2000 ("the Microsoft-OSI Agreement"); and

Whereas, pursuant to the Microsoft-OSI Agreement, OSI holds certain rights to incorporate the Microsoft Tax Saver software program, the Microsoft SmartForms authoring environment, and certain tax related content authored in SmartForms and usable by the TaxSaver program (collectively referred to as "TaxSaver"), from which OSI has created modifications and improvements to TaxSaver and incorporated them in OSI's suite of tax preparation software products; and

Whereas, pursuant to that certain Software License and Support Agreement between OSI and Liberty (the "OSI-Liberty Agreement"), OSI sublicensed certain rights in and to its suite of tax preparation software products, including TaxSaver, to Liberty; and

Whereas, Microsoft has agreed that, in the event OSI's right to grant Liberty a sublicense in TaxSaver terminates or expires, it will grant Liberty the perpetual right to use TaxSaver under the OSI-Liberty Agreement, revocable only as set forth in the OSI-Liberty Agreement.

Now, therefore, the parties hereto agree as follows. This agreement, while executed as of the dates set forth below, will become effective without further action by either party if and only if and when OSI's rights under the Orrtax Agreement terminate or expire (other than for breach caused by Liberty), provided that the OSI-Liberty Agreement has not been properly terminated pursuant to Sections 6.1 (other than Section 6.1.3) or 6.2 of the OSI-Liberty Agreement:

1. Definitions.

a. "End users" means employees of Liberty and its existing Canadian subsidiary, Liberty Tax Service Ltd., a Manitoba corporation, Liberty's franchisees and employees of Liberty's franchisees, and of any additional subsidiaries which in the future Liberty may wholly own and which are in the business of offering tax franchises to the public and/or offering professional tax preparation and related services to the public through 350 retail company-owned and franchise operations at locations in the United States and/or Canada, who have entered into an end user license agreement complying with Section 4 of the OSI-Liberty Agreement.

b. "TaxSaver" means the Microsoft Tax Saver software program, the Microsoft SmartForms authoring environment, and certain tax related content authored in SmartForms and usable by the TaxSaver program.

c. "Confidential Information" means any trade secrets relating to TaxSaver and the source code for TaxSaver.

d. "OSI Programs" means the OSI software programs set forth in Exhibit 1 to the OSI-Liberty Agreement.

e. "The modifications" shall mean any modifications and improvements of the OSI Programs and TaxSaver made by or for Liberty.

2. License.

a. License to Liberty. Microsoft hereby grants Liberty a non-exclusive license to use, reproduce, modify, and create derivative works of TaxSaver as part of the OSI Programs or the modifications, and to distribute the modifications in object code form to end users solely for purposes related to Liberty's business of offering professional tax preparation franchises to the public and offering professional tax preparation and related services to the public through retail operations that are Company-owned and owned by wholly-owned subsidiaries and franchisees at locations throughout the United States and/or Canada and through financial institutions with which it affiliates for the purpose of offering tax products to customers, who have entered into an end user license agreement complying with Section 4 of the OSI-Liberty Agreement.

b. Restrictions on the license. Liberty shall have no rights:

i. To use, reproduce, distribute (directly or indirectly), or transmit the source code to individuals not employed by JTH Tax, Inc. or a third party contractor bound by this Agreement and engaged by JTH Tax, Inc. to make modifications pursuant to this Agreement;

ii. To use, reproduce, distribute (directly and indirectly), transmit, publicly display or perform, license, rent, or lease the OSI Programs or the modifications to any third party other than franchisees and wholly-owned subsidiaries, except that Liberty and its end users may publicly display or perform the OSI Programs or the modifications for their customers, potential franchisees and customers and financial institutions with which Liberty affiliates for the purpose of offering tax products to customers;

iii. To use the OSI Programs or the modifications for any purpose other than for use within its own business as described above;

iv. To sell, offer to sell, distribute, publicly display or permit the public display of the OSI Programs or the modifications outside of its retail tax preparation locations and places of business of its franchisees and wholly-owned subsidiaries, including in particular not on the Internet or World Wide Web;

v. To use the OSI Programs or the modifications as part of any tax software product or service offered for sale, license, or distribution to any third party other than franchisees and wholly-owned subsidiaries; or

vi. To use any trademark, tradename or logo of Microsoft.

c. End user agreements. Liberty will ensure that each end user of the OSI Programs or modifications is required to view and accept an end user agreement which acknowledges and accepts the terms of this agreement and the OSI-Liberty Agreement, and which forbids the end user from reverse engineering or decompiling the OSI Programs or modifications.

3. Payments. Liberty will make payments to Microsoft to the extent that Liberty has not yet paid (and is not obligated to pay OSI, i.e. Liberty shall have no obligation to pay both OSI and Microsoft the same amounts) all amounts due to OSI under the OSI-Liberty Agreement.

4. Term and Termination.

a. Term. This agreement will commence as of the effective date and will be perpetual, subject only to termination as provided in Section 4b.

b. Termination for Cause. Microsoft may suspend performance and/or terminate this agreement immediately upon written notice at any time if (i) Liberty is in material breach of this agreement and fails to cure that breach within thirty (30) days after written notice thereof, or (ii) Liberty has breached this agreement through the unauthorized disclosure or distribution of Tax Saver source code in a manner that is not capable of cure.

c. Effect of Termination. Liberty's obligations under this agreement will survive any termination of the agreement. Upon any termination of this agreement, Liberty will immediately cease using the OSI Programs and modifications and, within thirty (30) days of written demand, return to Microsoft all copies of the OSI Programs and modifications and any materials provided to it by OSI or Microsoft. Termination of this agreement will automatically terminate all licenses granted under this agreement. Termination of this agreement will not limit any other remedies available to either party, including injunctive relief, and will not relieve Liberty of its obligation to pay all amounts due which have accrued prior to termination or are otherwise owed.

5. Confidentiality. Liberty shall protect Microsoft's Confidential Information from unauthorized dissemination and use with the same degree of care that such party uses to protect its own like information, but in no event shall use less than reasonable care in protecting Microsoft's Confidential Information. No ownership or license rights are granted in any Confidential Information.

6. Warranties; Indemnities.

a. By Microsoft. Microsoft makes no warranties or representations to Liberty whatsoever. THE OSI PROGRAMS, INCLUDING TAXSAVER, ARE PROVIDED "AS IS." All other warranties, either express or implied, ARE DISCLAIMED, including, but not limited to, implied warranties of merchantability, fitness for a particular purpose, title, and non-infringement.

b. Liberty warranties. Liberty warrants and represents that it has the right to enter into this agreement; and that it will take all reasonable steps to ensure that the modifications will not infringe any copyright, patent, trade secret, or other proprietary right held by any third party.

c. Liberty will be solely responsible for sales, use, property, value-added or other taxes (including any amounts to be withheld for the purpose of paying the foregoing), applied by the government or governments of the countries where Liberty is located or in which the OSI Programs will be used and for obtaining all necessary export, business or other licenses to use the OSI Programs and modifications as provided in this agreement.

d. Indemnity. Liberty will, at its own sole expense, defend any claim or action brought against Microsoft and its affiliates, directors, officers, employees, agents and independent contractors and licensors that (i) if true, would constitute a breach of a representation or warranty of Liberty under this agreement, or (ii) arise from or relate to the modifications. Liberty will indemnify and hold Microsoft harmless from and against any costs, damages and fees reasonably incurred by it, including but not limited to reasonable fees of attorneys and other professionals, that are attributable to any such claim or to any breach by Liberty of its obligation to comply with all terms and conditions this agreement. Liberty will shall reimburse Microsoft upon demand for any payments made or loss suffered by it at any time after the date hereof, based upon the judgment of any court of competent jurisdiction or pursuant to a *bona fide* compromise or settlement of claims, demands, or actions, in respect to any damages related to any claim or action under this section, any such compromise or settlement being subject to the prior approval of Liberty, which approval shall not be unreasonably withheld. Microsoft will have the right to employ separate counsel and participate in the defense of any claim or action under this section.

e. IN NO EVENT WILL EITHER PARTY BE LIABLE FOR ANY INDIRECT, INCIDENTAL, SPECIAL OR CONSEQUENTIAL DAMAGES, INCLUDING DAMAGES FOR LOSS OF PROFITS, REVENUE, OR DATA,

INCURRED BY THE OTHER PARTY OR ANY THIRD PARTY EVEN IF ADVISED OF THE POSSIBILITY OF SUCH DAMAGES. Neither Party's total liability for damages under this agreement will exceed the aggregate amounts actually paid by Liberty to Microsoft. Liberty expressly agrees that it will have no right of recovery against Microsoft, except for breach of this Agreement.

7. Appendices. All attached Appendices, including any future addenda thereto, make up part of this agreement. To the extent an Appendix contains terms and conditions that are inconsistent with the foregoing, the terms and conditions of the Appendix apply. Certain Appendices may use acronyms that are not specifically defined in this Agreement. Acronyms are to be interpreted according to their conventional use in the applicable industry.

8. Assignment. Liberty may not assign any of its rights or obligations under this agreement without the prior written consent of Microsoft. Notwithstanding the foregoing, Liberty shall not be required to obtain the prior written consent of Microsoft with respect to an assignment, by operation of law or otherwise, in connection with a merger or sale of all or substantially all of the assets of Liberty (provided, however, that consent will be required in the event of such a transaction involving a party that is a competitor of Microsoft in the sale, development, or licensing of tax software or online tax preparation services, which consent shall not unreasonably be withheld.) A list of such current Microsoft competitors is attached as Appendix A. Microsoft may revise the list upon written notice to Liberty, no more frequently than twice per calendar year.

9. Governing Law. This agreement will be governed by the laws of the State of Washington, U.S.A., without giving effect to choice of law principles, and each party consents to exclusive jurisdiction and venue in the state and federal courts sitting in King County, Washington.

10. Injunctive Relief. Liberty's violation this agreement will cause irreparable harm to Microsoft. Therefore, in addition to any and all remedies available at law, Microsoft will be entitled to seek injunctive or other equitable relief in a court of competent jurisdiction in the event of any threatened or actual violation of these sections of this agreement.

11. Notices. All notices and consents, including notices of address change, required or permitted hereunder must be delivered in writing to the addresses first set forth above or as later amended in writing. Notices will be effective upon the earlier of (a) acknowledgment of hand delivery, certified mail return receipt requested, or other actual delivery, (b) one day after delivery by a recognized overnight carrier.

12. Severability. If any provision of this agreement is held to be unenforceable, the remaining provisions of this agreement will remain in full force.

13. Waiver. The waiver by either party of any breach of this agreement will not constitute a waiver of any other or subsequent breach.

14. Relationship. The parties are independent contractors; nothing in this agreement will be construed to create a partnership, joint venture or agency.

15. Attorney's Fees. In the event of any litigation or arbitration hereunder, the arbitrator or court shall award costs and reasonable attorneys' fees to the substantially prevailing party.

16. Entire Agreement. This agreement together with its Exhibits constitutes the complete agreement between the parties and supersedes all prior or contemporaneous agreements or representations, written or oral, concerning the subject matter of this agreement. This agreement and its exhibits may be amended only in writing signed by a duly authorized representative of each party; no other act, usage or custom will be deemed to modify this Agreement.

Microsoft Corporation	JTH Tax, Inc.
By: Erik Jorgensen	By: [signature]
Name: Erik Jorgensen	Name: John Hewitt
Title: General Manager	Title: President & CEO
Dated: 3/25/02	Dated: 3/24/02

355

APPENDIX A TO CONTINGENT LICENSE AGREEMENT
MICROSOFT COMPETITORS

Intuit
AOL Time Warner
Yahoo!

EXHIBIT 5
MICROSOFT COMPETITORS

Intuit
AOL Time Warner
Yahoo!

357

EXHIBIT 6.7

(A)

B6

JTH TAX, INC. STOCK OPTION PLAN

1-178389.3/KBT:LMF
5/4/98

JTH TAX, INC. STOCK OPTION PLAN

JTH Tax, Inc. hereby establishes the JTH Tax, Inc. Stock Option Plan upon the terms and conditions set forth below.

1. Definitions

In this Plan document, except where the context otherwise indicates, words in the masculine gender shall be deemed to include males and females, singular terms also shall refer to the plural, and the following definitions shall apply:

1.1 "Agreement" means a written agreement implementing a grant of an Option or Right.

1.2 "Board" means the Board of Directors of the Corporation.

1.3 "Change in Control" means: (i) an initial public offering of the Corporation's stock; (ii) the acquisition after the date hereof by any "person" or "group" (as defined in Sections 13(d) and 14(d) of the Exchange Act), directly or indirectly, as "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act) of securities of the Corporation representing fifty percent (50%) or more of the combined voting power of the then outstanding securities of the Corporation; or such other events as are specified in the applicable Agreement.

1.4 "Code" means the Internal Revenue Code of 1986, as amended.

1.5 "Common Stock" means the Class A common stock, par value $1.00 per share, of the Corporation.

1.6 "Corporation" means JTH Tax, Inc.

1.7 "Date of Exercise" means the date on which the Corporation receives written notice of the exercise of an Option or Right in accordance with the terms of Article 8.

1.8 "Date of Grant" means the date on which the grant of an Option or Right is authorized by the Board under the Plan or such later date as may be specified in the Board authorization.

1.9 "Fair Market Value" of a Share means: (i) if the Common Stock is traded on an exchange, the reported closing price for a share of Common Stock on the Date of Grant or Date of Exercise, as applicable, (or if no closing price is reported for trades on that date, the most recent closing price, if any, reported during the prior seven day period); (ii) if the Common Stock is not traded on an exchange but is traded over the counter on the NASDAQ system (other than as a National Market security), the mean between the bid and ask closing prices of a share of Common

Stock on the date of valuation (or if no bid or ask prices are reported for that date, the most recent bid and ask prices quoted during the prior seven day period, if any); (iii) if the Common Stock is not traded on an exchange but is designated and traded as a National Market security, the closing price reported for a share of Common Stock on the date of valuation (or if no closing price is reported for that date, the most recent closing price reported during the prior seven day period, if any); and (iv) if neither (i), (ii) or (iii) applies by reason of lack of recent trading activity or otherwise, the fair market value as determined pursuant to a reasonable method adopted by the Board in good faith for that purpose.

1.10. "Incentive Stock Option" means an Option granted under the Plan that qualifies as an incentive stock option under Section 422 of the Code and that the Corporation designates as such in the Agreement granting the Option.

1.11 "Nonstatutory Stock Option" means an Option granted under the Plan that is not an Incentive Stock Option.

1.12 "Option" means an option to purchase Shares granted under the Plan in accordance with the terms of Article 6.

1.13 "Option Period" means the period during which an Option may be exercised.

1.14 "Option Price" means the price per Share at which an Option may be exercised. The Option Price shall be determined by the Board, but in no event shall the Option Price be less than the Fair Market Value per Share determined as of the Date of Grant.

1.15 "Option Shares" means Shares with respect to which an Option is granted.

1.16 "Optionee" means an individual to whom an Option or Right has been granted.

1.17 "Permanent Disability" means disabled within the meaning of Code Section 72(m)(7).

1.18 "Plan" means the JTH Tax, Inc. Stock Option Plan.

1.19 "Related Option" means the Option granted in connection with a specified Right.

1.20 "Related Right" means the Right granted in connection with a specified Option.

1.21 "Retirement" means voluntary retirement from the Company at or after attaining age 65 or, in the case of a Non-employee Director, retirement from the Board at or after attaining age 65.

1.22 "Right" means a stock appreciation right granted under the Plan in accordance with the terms of Article 7.

1.23 "Right Period" means the period during which a Right may be exercised.

1.24 "Share" means a share of authorized but unissued Common Stock.

1.25 "Subsidiary" means a corporation at least 50% of the total combined voting power of all classes of stock of which is owned by the Corporation, either directly or through one or more other Subsidiaries.

2. Purpose

The Plan is intended to assist the Corporation in attracting, retaining, and motivating employees, non-employee directors and other independent contractors of outstanding ability and to promote the identification of their interests with those of the shareholders of the Corporation.

3. Administration

3.1 The Board shall have the power to determine in its discretion the individuals to whom Options or Rights shall be granted, the number of Shares to be subject to each Option or Right, and the terms and conditions of each Option or Right. Without limiting the generality of the foregoing, the Board may provide in its discretion in an Agreement:

3.1.1 that Options or Rights will not become exercisable until a Change in Control or other specified event(s) with respect to the Corporation or the Optionee;

3.1.2 for an agreement by the Optionee to render services to the Corporation or a Subsidiary upon such terms and conditions as may be specified in the Agreement;

3.1.3 for restrictions on the transfer, sale or other disposition of Shares issued to the Optionee upon the exercise of an Option or Right;

3.1.4 for an agreement by the Optionee to resell to the Corporation, under specified conditions, Shares issued upon the exercise of an Option or Right; and

3.1.5 for the payment of all or part of the Option Price upon the exercise of an Option, including without limitation by payment in cash, by delivery of previously issued shares of Common Stock valued at Fair Market Value on the Date of Exercise of the Option, delivery of a promissory note, or a combination of cash, previously issued Common Stock and/or a promissory note.

3.2 The Plan shall be administered by the Board. In addition to any other powers granted to the Board hereunder, it shall have the following powers, subject to the express provisions of the Plan:

3.2.1 to construe and interpret the Agreements and the Plan;

3.2.2 to require, whether or not provided for in the pertinent Agreement, of any person exercising an Option or Right, at the time of exercise, the making of any representations or agreements which the Board may deem necessary or advisable in order to comply with the securities laws of the United States or of any state;

3.2.3 to provide for satisfaction of an Optionee's or Grantee's tax liabilities arising in connection with the Plan through, without limitation, retention by the Corporation of shares of Common Stock otherwise issuable on the exercise of a Nonstatutory Stock Option or Right or through delivery of Common stock to the Corporation by the Optionee under such terms and conditions as the Board deems appropriate; and

3.2.4 to make all other determinations and take all other actions necessary or advisable for the administration of the Plan.

3.3 Any determinations or actions made or taken by the Board pursuant to this Article shall be binding and final.

4. Eligibility

Options or Rights may be granted only to employees of the Corporation, non-employee directors and other independent contractors designated by the Board.

5. Stock Subject to the Plan

5.1 The maximum number of Shares that may be issued under the Plan is 50,000.

5.2 If an Option or Right expires or terminates for any reason (other than termination by virtue of the exercise of a Related Option or Related Right, as the case may be) without having been fully exercised, the unissued Shares which had been subject to the Agreement relating thereto shall become available for the grant of other Options or Rights.

5.3 Shares issued upon the exercise of a Right (or, if cash is payable in connecting with the exercise, that number of Shares having a Fair Market Value equal to the cash payable upon exercise), shall be charged against the number of Shares issuable under the Plan and shall not become available for the grant of other Options or Rights. If the Right referred to in the preceding sentence is a Related Right, the Shares subject to the Related Option, to the extent not charged against the number of Shares subject to the Plan in accordance with this Section 5.3, shall become available for the grant of other Options or Rights.

6. Options

6.1 All Agreements granting Options shall specify the extent to which the Option is intended to be either: (i) a Nonstatutory Stock Option; or (ii) an Incentive Stock Option.

6.2 The applicable Option Period shall be determined by the Board and specifically set forth in the Agreement, provided however, that an Option shall not be exercisable before six months from the Date of Grant (except that this limitation need not apply in the event of the death, Permanent Disability or Retirement of the Optionee or a Change in Control within the six-month period) or after ten (10) years from the Date of Grant.

6.3 All Incentive Stock Options granted under the Plan shall comply with the provisions of the Code governing incentive stock options (including Code Section 422) and with all other applicable rules and regulations promulgated thereunder. Incentive Stock Options may only be issued to individuals who are common law employees of the Corporation.

6.4 No Option shall be granted with an Option Price that is less than the Fair Market Value of the Shares covered by the Option on the Date of Grant.

6.5 All other terms of Options granted under the Plan shall be determined by the Board in its sole discretion and set forth in the applicable Agreement.

7. Rights

7.1 A Right may be granted under the Plan:

7.1.1 in connection with, and at the same time as, the grant of an Option;

7.1.2 by amendment of an outstanding Nonstatutory Stock Option granted under the Plan; or

7.1.3 independently of any Option granted under the Plan.

A Right granted under clause (i) or (ii) of the preceding sentence is a Related Right. A Related Right may, in the Board's discretion, apply to all or a portion of the Shares subject to the Related Option.

7.2 A Right may be exercised in whole or in part as provided in the Agreement, and, subject to the provisions of the Agreement, entitles its Optionee to receive, without any payment to the Corporation (other than required tax withholding amounts) either cash or that number of Shares (equal to the highest whole number of Shares), or a combination thereof, in an amount or having a Fair Market Value determined as of the Date of Exercise not to exceed the number of Shares subject to the portion of the Right exercised multiplied by an amount equal to the excess of: (i) the Fair Market Value per Share on the Date of Exercise of the Right; over (ii) either (A) the Fair Market Value per Share on the Date of Grant of the Right if it is not a Related Right, or (B) the Option Price as provided in the Related Option if the Right is a Related Right.

7.3 The applicable Right Period and all other terms and conditions relating to the Right shall be determined by the Board and specifically set forth in the Agreement, provided, however, that:

7.3.1 a Right may not be exercised until the expiration of six (6) months from the Date of Grant except that this limitation need not apply in the event of the death, Permanent Disability or Retirement of the Optionee or a Change in Control within the six (6) month period;

7.3.2 a Right will expire no later than the earlier of: (A) ten years from the Date of Grant; or (B) in the case of a Related Right, the expiration of the Related Option;

7.3.3 a Right may be exercised only when the Fair Market Value of a Share exceeds either: (A) the Fair Market Value per Share on the Date of Grant of the Right if it is not a Related Right; or (B) the Option Price as provided in the Related Option if the Right is a Related Right; and

7.3.4 a Right that is a Related Right to an Incentive Stock Option may be exercised only when and to the extent the Related Option is exercisable.

7.4 The exercise, in whole or in part, of a Related Right shall reduce the number of Shares subject to the Related Option by the number of Shares with respect to which the Related Right is exercised. Similarly, the exercise, in whole or in part, of a Related Option shall reduce the number of Shares subject to the Related Right by the number of Shares with respect to which the Related Option is exercised.

8. Exercise

An Option or Right may, subject to the provisions of the Agreement under which it was granted, be exercised in whole or in part by the delivery to the Corporation of written notice of the exercise, in such form as the Board may prescribe, accompanied, in the case of an Option, by full payment for the Shares with respect to which the Option is exercised.

9. Nontransferability

Options and Rights granted under the Plan shall not be transferable other than by will or the laws of descent and distribution, and an Option or Right may be exercised during the Optionee's lifetime only by him or in the event of his legal disability, by his legal representative. A Related Right is transferable only when the Related Option is transferable and only with the Related Option and under the same conditions.

10. Capital Adjustments

The number and class of Shares subject to each outstanding Option or Right, the Option Price and the aggregate number and class of Shares for which grants or awards thereafter may be made shall be subject to such adjustment, if any, as the Board in its sole discretion deems appropriate to reflect such events as stock dividends, stock splits, recapitalizations, mergers, consolidations or reorganizations of or by the Corporation.

11. Termination or Amendment

The Board shall have the power to terminate the Plan and to amend it in any respect, provided that, after the Plan has been approved by the shareholders of the Corporation, the Board may not, without the approval of the shareholders of the Corporation, amend the Plan so as to increase the aggregate number of Shares that may be issued under the Plan (except as provided in Article 10), to modify the requirements as to eligibility to receive Options or Rights, or to increase materially the benefits accruing to participants under the Plan. No termination or amendment of the Plan shall adversely affect the rights or obligations of any Optionee without his or her consent.

12. Modification, Extension and Renewal of Options, Rights and Performance Units

Subject to the terms and conditions and within the limitations of the Plan, the Board may modify, extend or renew outstanding Options or Rights, or accept the surrender of outstanding options and rights (to the extent not theretofore exercised) granted under the Plan or under any other plan of the Corporation, a Subsidiary or a company or similar entity acquired by the Corporation or a Subsidiary, and authorize the granting of new Options or Rights pursuant to the Plan in substitution therefor (to the extent not theretofore exercised) and the substituted Options and Rights may specify a lower exercise price than the surrendered options, rights and performance units, a longer term than the surrendered options, rights and performance units or have any other provisions that are authorized by the Plan. Notwithstanding the foregoing, however, no modification of an Option or Right granted under the Plan shall, without the consent of the Optionee, adversely affect the rights or obligations of the Optionee.

13. Term of the Plan

Unless sooner terminated by the Board pursuant to Article 11, the Plan shall terminate ten (10) years after its date of adoption by the Board, and no Options or Rights may be granted or awarded after termination. The termination shall not affect the validity of any Option or Right outstanding on the date of termination.

14. Indemnification of Committee

In addition to any other indemnification rights they may have as directors or as members of the Board, the members of the Board shall be indemnified by the Corporation against the reasonable expenses, including attorneys' fees, actually incurred in connection with the defense of any action, suit or proceeding, or in connection with any appeal therein, to which they or any of them may be a party by reason of any action taken or failure to act under or in connection with the Plan or any Option or Right granted hereunder, and against all amounts reasonably paid by them in settlement thereof or paid by them in satisfaction of a judgment in any such action, suit or proceeding, if such members acted in good faith and in a manner which they believed to be in, and not opposed to, the best interests of the Corporation.

15. General Provisions

15.1 The establishment of the Plan shall not confer upon any Optionee or other person any legal or equitable right against the Corporation, any Subsidiary or the Board, except as expressly provided in the Plan.

15.2 The Plan does not constitute inducement or consideration for the employment of any employee, nor is it a contract between the Corporation or any Subsidiary and any employee or independent contractor. Participation in the Plan shall not give any employee or independent contractor any right to be retained in the service of the Corporation or any Subsidiary.

15.3 The interests of any Optionee or other person under the Plan are not subject to the claims of creditors and may not, in any way, be assigned, alienated or encumbered.

15.4 The Plan shall be governed, construed and administered in accordance with the laws of the Commonwealth of Virginia and the intention of the Corporation that Incentive Stock Options granted under the Plan qualify under Section 422 of the Code.

IN TESTIMONY WHEREOF, JTH Tax, Inc. has caused this Plan to be executed in its name by its duly authorized officer, this 15 day of May, 1998.

JTH TAX, INC.

By: ______________________

Its: ______________________

1-178389.3/KBT:LMF
5/4/98

EXHIBIT 10.1

EXHIBIT 10.2

EXHIBIT 11

PEMBROKE COMMERCIAL BUILDING
4425 CORPORATION LANE, SUITE 420
P.O.BOX 61185
VIRGINIA BEACH, VIRGINIA 23466-1185
www.troutmansanders.com
TELEPHONE: 757-687-7500
FACSIMILE: 757-687-7510

Direct Dial:
Direct Fax: 757-687-7510

July ____, 2002

Board of Directors
JTH Tax, Inc.
4575 Bonney Road, Suite 1040
Virginia Beach, Virginia 23462

Ladies and Gentlemen:

We are acting as counsel to JTH Tax, Inc., a Delaware corporation (the "Company"), in connection with its Regulation A Offering Statement on Form 1-A, as amended (the "Offering Statement"), filed with the Securities and Exchange Commission and relating to the proposed offering of up to 125,000 shares of the Company's Class A Common Stock (the "Shares"). This opinion letter is furnished to you at your request to enable you to fulfill the requirements of Form 1-A. For the purposes of this opinion letter, we have examined copies of the following documents:

1. The Offering Statement.

2. The Amended and Restated Certificate of Incorporation of the Company, as certified by the Secretary of State of the State of Delaware (the "Amended and Restated Charter").

3. The Bylaws of the Company, as certified by the Secretary of the Company as being complete and accurate (the "Bylaws").

4. Resolutions of the Board of Directors of the Company adopted on ____________, 2002, as certified by the Secretary of the Company on the date hereof as being complete, accurate and in effect, relating to the issuance and sale of the Shares.

In our examination of the aforesaid documents, we have assumed the genuineness of all signatures, the legal capacity of all natural persons, the accuracy and completeness of all documents submitted to us, the authenticity of all original documents, and the conformity to authentic original documents of all documents submitted to us as copies (including telecopies). As to all questions of fact material to this opinion that have not been independently established, we have relied upon certificates or comparable documents of officers and representatives of the

Company. This opinion letter is given, and all statements herein are made, in the context of the foregoing.

This opinion letter is based as to matters of law solely on the Delaware General Corporation Law, as amended. We express no opinion herein as to any other laws, statutes, ordinances, rules or regulations. As used herein, the term "Delaware General Corporation Law as amended" includes the statutory provisions contained therein, all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.

Based upon, subject to and limited by the foregoing, we are of the opinion that following the issuance of the Shares as described in the Offering Statement and the receipt by the Company of the consideration for the Shares as described in the Offering Statement, the Shares will be validly issued, fully paid, and nonassessable.

This opinion letter has been prepared for your use in connection with the Offering Statement and speaks as of the date hereof. We assume no obligation to advise you of any changes in the foregoing subsequent to the delivery of this opinion letter.

We hereby consent to the filing of this opinion letter as Exhibit 11.1 to the Offering Statement. In giving this consent, we do not thereby admit that we are an "expert" within the meaning of the Securities Act of 1933, as amended.

Very truly yours,

Troutman Sanders, LLP

By: ______________________________
Partner

#45299.1

EXHIBIT 15.1

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints John T. Hewitt, Raymond A. Dunn, II, and Timothy J. Robinson, jointly and severally, his or her attorney-in-fact, each with power of substitution for him or her in any and all capacities, in connection with an offering of up to 125,000 shares of Class A Common Stock of JTH Tax, Inc., at a price of $40.00 per share, to sign any offering statement on Form 1-A and any amendments thereto, and to sign any registration statement or other filing required to be made with any state securities commission or other regulatory authority, and to file the same, with the exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, state securities commission or other regulatory authority, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

This Power of Attorney may be executed in separate counterparts.

John T. Hewitt	Chairman of the Board of Directors, Chief Executive Officer and President
Timothy J. Robinson	Chief Financial Officer
George Robson	Director
Gary Golding	Director
Steven Lepkowski	Director
Ross Longfield	Director
James Davis	Director
Steven Ibbotson	Director

45278v1

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints John T. Hewitt, Raymond A. Dunn, II, and Timothy J. Robinson, jointly and severally, his or her attorney-in-fact, each with power of substitution for him or her in any and all capacities, in connection with an offering of up to 125,000 shares of Class A Common Stock of JTH Tax, Inc., at a price of $40.00 per share, to sign any offering statement on Form 1-A and any amendments thereto, and to sign any registration statement or other filing required to be made with any state securities commission or other regulatory authority, and to file the same, with the exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, state securities commission or other regulatory authority, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

This Power of Attorney may be executed in separate counterparts.

John T. Hewitt	Chairman of the Board of Directors, Chief Executive Officer and President
Timothy J. Robinson	Chief Financial Officer
George Robson	Director
Gary Golding	Director
Steven Lepkowski	Director
Ross Longfield	Director
James Davis	Director
Steven Ibbotson	Director

652787v1

+1757-493-0169 To: Ray Dunn

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints John T. Hewitt, Raymond A. Dunn, II, and Timothy J. Robinson, jointly and severally, his or her attorney-in-fact, each with power of substitution for him or her in any and all capacities, in connection with an offering of up to 125,000 shares of Class A Common Stock of JTH Tax, Inc., at a price of $40.00 per share, to sign any offering statement on Form 1-A and any amendments thereto, and to sign any registration statement or other filing required to be made with any state securities commission or other regulatory authority, and to file the same, with the exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, state securities commission or other regulatory authority, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

This Power of Attorney may be executed in separate counterparts.

______________________ John T. Hewitt	Chairman of the Board of Directors, Chief Executive Officer and President
______________________ Timothy J. Robinson	Chief Financial Officer
______________________ George Robson	Director
______________________ Gary Golding	Director
Steven Lepkowski 7-10-02 Steven Lepkowski	Director
______________________ Ross Longfield	Director
______________________ James Davis	Director
______________________ Steven Ibbotson	Director

45278v1

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints John T. Hewitt, Raymond A. Dunn, II, and Timothy J. Robinson, jointly and severally, his or her attorney-in-fact, each with power of substitution for him or her in any and all capacities, in connection with an offering of up to 125,000 shares of Class A Common Stock of JTH Tax, Inc., at a price of $40.00 per share, to sign any offering statement on Form 1-A and any amendments thereto, and to sign any registration statement or other filing required to be made with any state securities commission or other regulatory authority, and to file the same, with the exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, state securities commission or other regulatory authority, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

This Power of Attorney may be executed in separate counterparts.

John T. Hewitt	Chairman of the Board of Directors, Chief Executive Officer and President
Timothy J. Robinson	Chief Financial Officer
George Robson	Director
Gary Golding	Director
Steven Lepkowski	Director
Ross Longfield	Director
James Davis	Director
Steven Ibbotson	Director

SIGNATURES

The Issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Virginia Beach, Commonwealth of Virginia, on July 10, 2002.

JTH TAX, INC.

By:________________________
John T. Hewitt
President

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

By:________________________
John T. Hewitt
Chief Executive Officer and Director
Date:________________________

By:________________________
Timothy J. Robinson
Chief Financial Officer
Date: 07/10/02

By: George T. Robson
George Robson, by Raymond A. Dunn, II, as attorney-in-fact
Director
Date: 7/10/02

By: Steven Lepkowski
Steven Lepkowski, by Raymond A. Dunn, II, as attorney-in-fact
Director
Date: 7/10/02

By: Ross Longfield
Ross Longfield, by Raymond A. Dunn, II, as attorney-in-fact
Director
Date: 7/10/02

SIGNATURES

The Issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Virginia Beach, Commonwealth of Virginia, on July 10, 2002.

JTH TAX, INC.

By: ______________________
John T. Hewitt
President

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

By: ______________________
John T. Hewitt
Chief Executive Officer and Director
Date: ______________________

By: ______________________
Timothy J. Robinson
Chief Financial Officer
Date: 07/10/02

By: George T. Robson
George Robson, by Raymond A. Dunn, II, as attorney-in-fact
Director
Date: 7/10/02

By: Steven Lepkowski
Steven Lepkowski, by Raymond A. Dunn, II, as attorney-in-fact
Director
Date: 7/10/02

By: Ross Longfield
Ross Longfield, by Raymond A. Dunn, II, as attorney-in-fact
Director
Date: 7/10/02